UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Notice of Availability of Materials

2	Notice of Annual Meeting of Shareholders

3	Management Information Circular

4	Form of Proxy

5	Annual Report

Notice of Availability of Materials for the 2021 Annual Meeting of Shareholders Canadian National Railway Company Our annual meeting of holders of common shares will be conducted solely via a live webcast meeting on Tuesday, April 27, 2021 at 10:00 a.m. (Eastern Daylight Time) at www.virtualshareholdermeeting.com/CNI2021. At this website, shareholders will be able to attend the meeting live, submit questions and vote their shares while the meeting is being held. For the purposes of: receiving the consolidated financial statements for the year ended December 31, 2020, and the auditors’ reports thereon (for details, see subsection “Financial Statements” under the “Business of the Meeting” section of the management information circular dated March 9, 2021 [the “Information Circular”] ); electing the directors (for details, see subsection “Election of Directors” under the “Business of the Meeting” section of the Information Circular); appointing the auditors (for details, see subsection “Appointment of Auditors” under the “Business of the Meeting” section of the Information Circular); considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the Information Circular) accepting Canadian National Railway Company’s (the “Company”) approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the Information Circular (for details, see subsection “Advisory Vote on Executive Compensation” under the “Business of the Meeting” section of the Information Circular); considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying Information Circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying Information Circular; considering two shareholder proposals described in Schedule “D” to the accompanying Information Circular; and transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof (for details, see subsection “Other Business” under the “Business of the Meeting” section of the Information Circular). The Board of Directors has fixed March 5, 2021 as the record date (the “Record Date”) for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting.

Notice-And-Access This year, as permitted under Canadian securities rules, you are receiving this notification as the Company has opted to use the “notice-and-access” mechanism for delivery of this notice of annual meeting of shareholders, the Information Circular prepared in connection with the Meeting, the Annual Financial Statements and other proxy-related materials (collectively, the “Meeting Materials”) to its shareholders. In lieu of mailing physical copies of the Meeting Materials to shareholders, the “notice-and-access” provisions allow Canadian companies to send shareholders a notice about how to access Meeting Materials online and how to request that a paper copy be sent to them. The use of notice and access allows for faster access to the Meeting Materials, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. The Meeting Materials are available electronically via the links mentioned below. To receive a physical copy of the Meeting Materials, please follow the instructions set out in this notice. Shareholders who have already signed up for electronic delivery of Meeting Materials will continue to receive them by email. Shareholders will continue to receive by mail a proxy form or voting instruction form enabling them to vote at the Company’s Meeting. How to Access the Meeting Materials The Meeting Materials are available on our website (www.cn.ca/en/investors/), on the website of our transfer agent, Computershare Trust Company of Canada (“Computershare”) (www.envisionreports.com/CNR2021), on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission (“SEC”) website (www.sec.gov) through EDGAR. How to Request a Paper Copy of the Meeting Materials Before the Meeting You may request paper copies of the Meeting Materials at no cost up to one year from the date the Information Circular was filed on SEDAR (on or about March 23, 2021). Your request should be received at least ten (10) business days prior to the Meeting date in order to receive the Meeting Materials in advance of such date. You may request paper copies of the Meeting Materials at www.proxyvote.com or calling 1-877-907-7643 and entering the control number provided on the voting instruction form and following the instructions provided. Please note that you will not receive another form of proxy or voting instruction form. Please retain your current one to vote your common shares. After the Meeting By contacting Broadridge at 1-877-907-7643 or Computershare by phone at 1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America), a copy of the Meeting Materials will be sent to you within ten (10) calendar days of receiving your request. Voting You may vote your common shares on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy or voting instruction form, as applicable, on how to vote using these methods. If you wish to vote at the meeting, you do not need to complete or return your proxy form or voting instruction form, as applicable. The day of the Meeting, you may vote via the live webcast by completing a ballot online during the Meeting. You will need to visit www.virtualshareholdermeeting.com/CNI2021 and check-in using your control number included on your proxy form or voting instruction form, as applicable. The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the telephone or over the Internet ahead of the Meeting is 5:00 p.m. (Eastern Daylight Time) on April 26, 2021. Shareholders are reminded to read the information circular and other meeting materials carefully before voting their common shares. Questions If you have any questions regarding this notice, the notice-and-access mechanism or the Meeting you can contact Broadridge at 1-844-916-0609 for English, and 1-844-973-0593 for French; or Computershare by phone at 1-800-564-6253.

Notice of Annual Meeting of Shareholders Our annual meeting of holders of common shares will be conducted solely via a live webcast meeting on Tuesday, April 27, 2021 at 10:00 a.m. (Eastern Daylight Time) at www.virtualshareholdermeeting.com/CNI2021. At this website, shareholders will be able to attend the meeting live, submit questions and vote their shares while the meeting is being held. For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2020, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying management information circular; 6. considering two shareholder proposals described in Schedule “D”; and 7. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 5, 2021 as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 9, 2021 Montreal, Quebec CN-35 Circulaire 2021 EN.indb 2 CN-35 Circulaire 2021 EN.indb 2 2021-03-16 17:45 2021-03-16 17:45

ESSENTIAL. MANAGEMENT INFORMATION CIRCULAR AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS APRIL 27, 2021 CN-35 Circulaire 2021 EN.indb 1 CN-35 Circulaire 2021 EN.indb 1 2021-03-16 17:45 2021-03-16 17:45

Notice of Annual Meeting of Shareholders Our annual meeting of holders of common shares will be conducted solely via a live webcast meeting on Tuesday, April 27, 2021 at 10:00 a.m. (Eastern Daylight Time) at www.virtualshareholdermeeting.com/CNI2021. At this website, shareholders will be able to attend the meeting live, submit questions and vote their shares while the meeting is being held. For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2020, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying management information circular; 6. considering two shareholder proposals described in Schedule “D”; and 7. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 5, 2021 as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 9, 2021 Montreal, Quebec CN-35 Circulaire 2021 EN.indb 2 CN-35 Circulaire 2021 EN.indb 2 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 1 Letter to Shareholders March 9, 2021 Dear Shareholder: On behalf of the Board of Directors (“Board” or “Board of Directors”) and management of Canadian National Railway Company (the “Company” or “CN”), we cordially invite you to attend the annual meeting of shareholders, which will be held online on April 27, 2021 at 10:00 a.m. (Eastern Daylight Time). This management information circular (“Information Circular”) describes the business to be conducted at the meeting and provides information on executive compensation and CN’s environmental, social and governance (“ESG”) practices. In addition to these items, we will discuss highlights of our 2020 performance and our plans for the future. CN’s front line workers and their colleagues admirably stood up to 2020, despite its unique challenges, by focusing on their mission. We are extremely proud of the essential transportation service they have provided and thank them for what they have accomplished throughout this most difficult year, marked by blockades on our tracks and the pandemic. Our transformational journey started a quarter of a century ago and continued to the point of CN becoming the successful transportation and supply chain leader and trade enabler we are today. CN’s transportation services are essential to keep the economy moving, for its customers to reach their markets, for retailers to get the goods the public rely on every day and for healthcare workers battling the pandemic to get critical supplies. Our key role in the North American supply chain was clearly demonstrated in the difficult circumstances of 2020. CN has recently undertaken major new environmental, social and governance initiatives that will reinforce its status as a leader in ESG among North American Class I railroads and across the transportation sector. Our longer-term goal is to be at the leading edge of ESG best practices across North America and globally. These new measures include the creation of the CN Indigenous Advisory Council, an independent body comprised of Indigenous peoples from across the country, with a mandate to advise CN’s Board and senior management, and a commitment to a Board of Directors that has at least 50 percent of independent directors coming from diverse groups, including gender parity. They also encompass an annual advisory vote on CN’s Climate Action Plan, and a reset of governance policies reducing the age limit and tenure of directors, setting a lower maximum of public boards on which directors can serve, and reducing the size of the Board. CN continues to strive to implement governance policies that reflect best-in-class ESG practices. We would like to welcome our new Board nominees, Denise Gray and Justin M. Howell, as well as Margaret A. McKenzie who joined the Board in late 2020. These new directors come to us with extensive business, innovation, and strategic planning experience. The Board looks forward to their contribution as CN continues to play an essential role in the North American economy. We also want to take this opportunity, on behalf of the entire CN family, to thank our distinguished directors who are not standing for re-election at this annual meeting: Don Carty, Maureen Kempston Darkes, Gordon Giffin, Edith Holiday and Denis Losier for their outstanding contribution, lending their wisdom, expertise and careful oversight to CN’s success as it has grown and prospered. The Company is deeply indebted to them. Your participation in the affairs of the Company is important to us. To that effect, we are pleased to embrace the latest technology to provide easy access, improved communication, and cost savings for our shareholders and the Company, all through a webcast Meeting again in 2021. This set up is imperative these days as it eliminates any health risks associated with large gatherings while enabling greater participation by our shareholders from any location around the world and aligning with our sustainability vision and belief. Similar to last year, through our webcast, you will have the opportunity to interact with members of the Board and senior executive officers of the Company. We encourage you to vote on the internet or complete the enclosed proxy or voting instruction forms and return them in the envelope provided for this purpose, so that your views can be represented. Even if you plan to attend the meeting, you may find it convenient to vote your shares in advance of the meeting over the internet or by completing and returning the enclosed proxy or voting instruction forms, as applicable. Please consult the information on page 5 of the Information Circular to find out how to attend the meeting online and vote your shares. We are looking forward to your virtual attendance at the Meeting. Please stay safe and healthy. Robert Pace, D.COMM., C.M. Chair of the Board Jean-Jacques Ruest President and Chief Executive Officer Letter to Shareholders CN-35 Circulaire 2021 EN.indb 1 CN-35 Circulaire 2021 EN.indb 1 2021-03-17 01:27 2021-03-17 01:27

CN | Management Information Circular 2021 2 What’s Inside VOTING MATTER Election of 11 Directors BOARD VOTE RECOMMENDATION FOR each nominee FOR MO RE INFORMATION SEE PAGE 10 VOTING MATTER Appointment of KPMG LLP as Auditors BOARD VOTE RECOMMENDATION FOR FOR MO RE INFORMATION SEE PAGE 8 VOTING MATTER Advisory Resolution on Executive Compensation BOARD VOTE RECOMMENDATION FOR FOR MO RE INFORMATION SEE PAGE 44 VOTING MATTER Advisory Resolution on Climate Action Plan BOARD VOTE RECOMMENDATION FOR FOR MO RE INFORMATION SEE PAGE 40 VOTING MATTER Shareholder Proposals BOARD VOTE RECOMMENDATION AGAINST FOR MO RE INFORMATION SEE PAGE 87 1 Letter to Shareholders 3 Proxy Summary 5 Delivery of Meeting Materials and Voting Information 8 Business of the Meeting 10 Nominees for Election to the Board 22 Board of Directors Compensation 27 Statement of Corporate Governance Practices 41 Climate Action Plan Report 44 Statement of Executive Compensation 48 Compensation Discussion and Analysis 77 Other Information 78 Schedule “A” –  Mandate of the Board 79 Schedule “B” –  Reports of the Committees 85 Schedule “C” –  Additional Audit Committee Disclosure 87 Schedule “D” –  Shareholder Proposals This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of CN and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on Tuesday, April 27, 2021, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 26, 2021, except as indicated otherwise. Shareholder Voting Matters and Recommendation CN-35 Circulaire 2021 EN.indb 2 CN-35 Circulaire 2021 EN.indb 2 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 3 Our Director Nominees NAME/AGE TOP 4 COMPETENCIES (1) DIRECTOR SINCE POSITION OTHER PUBLIC BOARDS SHARE OWNERSHIP (2) (MULTIPLE OF REQUIREMENT) % OF VOTES FOR 2020 Shauneen Bruder (61) • Finance/Accounting/Investor Relations • Strategic Planning • Customer Experience/Sales/Marketing • Technology/Innovation/Artificial Intelligence/ Cyber Security 2017 Corporate Director 1 1.5 99.89 Julie Godin (46) • Finance/Accounting/Investor Relations • Technology/Innovation/Artificial Intelligence/ Cyber Security • People and Talent Management/ Organized Labour/Diversity and Inclusion • Strategic Planning 2017 Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development, CGI Inc. 1 1.5 99.16 Denise Gray (59) • CEO/Executive Leadership Experience • Strategic Planning • Technology/Innovation/Artificial Intelligence/ Cyber Security • Transport Industry/Logistics/Supply Chain/Global Trade New Director Nominee President, LG Energy Solution Michigan Inc. 1 –– Justin M. Howell (50) • International/Global Experience and Perspective • ESG • Corporate Governance/Public Company Experience • Finance/Accounting/Investor Relations New Director Nominee Senior Investment Manager, BMGI 1 –– Kevin G. Lynch (70) • Finance/Accounting/Investor Relations • Government/Regulatory/Public Policy/Legal • People and Talent Management/ Organized Labour/Diversity and Inclusion • Strategic Planning 2014 Corporate Director – 3 96.38 Margaret A. McKenzie (59) • Finance/Accounting/Investor Relations • Risk Management and Safety • Strategic Planning • ESG 2020 Corporate Director 3 (4) 0.5 -- James E. O’Connor (71) • CEO/Executive Leadership Experience • People and Talent Management/ Organized Labour/Diversity and Inclusion • Strategic Planning • ESG 2011 Corporate Director 1 3 99.35 Robert Pace (66) • CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Corporate Governance/Public Company Experience 1994 Chair of the Board, CN President and CEO, The Pace Group 1 14 95.85 Robert L. Phillips (70) • CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Corporate Governance/Public Company Experience 2014 President, R.L. Phillips Investments Inc. 3 3 93.99 Jean-Jacques Ruest (66) • CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Customer Experience/Sales/Marketing 2018 President and Chief Executive Officer, CN – Note 3 99.21 Laura Stein (59) • Government/ Regulatory/ Public Policy/ Legal • Risk Management and Safety • International/Global Experience and Perspective • ESG 2014 Executive Vice-President, Corporate & Legal Affairs and General Counsel, Mondelēz International – 3 95.10 (1) Ref er to description of competencies on page 34 of this Information Circular. (2) For a discussion on the shareholding requirements of the Board Chair and non-executive directors, please see section on “Share Ownership” on page 25 of this Information Circular. (3) For a discussion on Mr. Ruest’s shareholding requirements, please see section on “Stock Ownership” on page 58 of this Information Circular. (4) Will be a member of two public boards other than CN starting at the end of April 2021. Proxy Summary Board of Directors Highlights 5X 52 14 Director’s share ownership set at 5 times the annual director retainer within 5 years Combined number of board and committee meetings held in 2020 Term limit for Directors set at 14-year from their initial election or appointment date 100% 0 50% Percentage of board members, other than our CEO, who are independent Board members that sit together on the board of another public company Percentage of non-management director nominees are women The following summary highlights some of the important information you will find in this Information Circular, as well as information about our Company. We recommend that you read the entire Information Circular before voting. Proxy Summary CN-35 Circulaire 2021 EN.indb 3 CN-35 Circulaire 2021 EN.indb 3 2021-03-17 01:27 2021-03-17 01:27

CN | Management Information Circular 2021 4 2020 Key Business Highlights 24,381 $13.8 B $3.227 B (1) Employees at year end Revenues Free cash flow $2.9 B $5.00 $5.31 (1) Capital investments Reported diluted earnings per share Adjusted diluted earnings per share Key Environment, Social & Governance Highlights 50% Adopted a target of at least 50% of the independent directors coming from diverse groups, including gender parity, by the end of 2022. 50% of our non-management director nominees are women. Transparency Publicly disclose on www.cn.ca information on our lobbying activities, a list of our political contributions and a detailed list of our corporate memberships, including industry associations and policy organizations. Iconic Brand Recognized by Interbrand Canada as one of the 150 companies, organizations and institutions that are the most iconic in Canada. Catalyst Accord Signatory to the Catalyst Accord 2022 which promotes gender diversity on boards and executive management. Climate Change Leader Reduced locomotive emission intensity by 40% since 1993 while achieving record growth in the volume of freight we move. In 2020, formally became a supporter of the Task Force on Climate-related Financial Disclosures (“TCFD”) and issued our inaugural TCFD report. Earned a position on the 2020 Climate A List by CDP*. Sustainability Leader Annual advisory vote on CN’s Climate Action Plan. Creation of the CN Indigenous Advisory Council. Listed on the DJSI World Index and on the DJSI North America Index. World’s 100 Most Sustainable Corporations Ranked 10th on the Corporate Knights 2021 Global 100 Index of the most sustainable corporations in the world. Best Corporate Citizen Ranked among the Best 50 Corporate Citizens in Canada by Corporate Knights for the 12th consecutive year in a row. * CDP is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. (1) See the section entitled “Adjusted performance measures” in CN’s Management’s Discussion and Analysis included in the Company’s 2020 Annual Report for an explanation of this measure and reconciliation to the nearest GAAP measure. Executive Compensation Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by our goal to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach by ensuring that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. In addition, short- and long-term incentive plans are structured to align realized pay with shareholder returns. Compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. The executive compensation policy aims to position target total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. All NEOs 2020 Target Pay at Risk 16.7% Base Salary 83.3% At-Risk 15.9% Annual Incentive Bonus Plan 41.9% Performance Share Units Awards 25.5% Stock Options Awards Best practices adopted by CN • ~ 83% of NEOs’ target total direct compensation is variable and link ed to CN’s performance • Provide shareholders an annual say on pay vote • Benchmark compensation against a reasonable/size appropriate peer group • No employment contracts for NEOs • Incentive payout capped and no guaranteed minimum payout • Increased weighting of relative total shareholder return on Performance Share Units • Corporate Safety component in the Annual Incentive Bonus Plan extended to all non-unionized employees in 2021 • Individual component in the Annual Incentive Bonus Plan replaced by a Corporate Strategic component consisting of three quantitative strategic measures: employee engagement, customer centricity and fuel efficiency for senior management employees in 2021 • Stringent stock ownership requirements • President and CEO post-employment shareholding requirement • Extended executive clawback policy allowing the clawback of bonus or incentive based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement • Double trigger change-of-control provisions Proxy Summary CN-35 Circulaire 2021 EN.indb 4 CN-35 Circulaire 2021 EN.indb 4 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 5 Your Vote is Important As a shareholder, it is important that you read this Information Circular carefully and then vote your shares, either before or at the Meeting. The following section provides you with information on how to vote your shares. Notice and Access This y ear, as permitted under Canadian Securities Rules and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, we are using “Notice and Access” to deliver this Information Circular to both registered and non-registered shareholders. Instead of receiving a paper copy of the Information Circular in the mail, shareholders who hold common shares of CN on March 5, 2021, the record date for the Meeting, have access to it online. Shareholders will receive a package in the mail with a notice (the “Notice”) explaining how to access the Information Circular electronically and how to request a paper copy of it. A form of proxy for registered shareholders or a voting instruction form for non-registered shareholders or Employee Shares, will be included with the Notice with instructions on how to vote your shares. Adopting Notice and Access allows for faster access to the Information Circular, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. How to access the Information Circular electronically The Information Circular is available on our website (www.cn.ca/ investors), on the website of our transfer agent, Computershare Trust Company of Canada (Computershare) (www.envisionreports.com/ CNR2021), on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission (“SEC”) website (www.sec.gov) through EDGAR. How to request a paper copy of the Information Circular and Financial Statements You may request paper copies of the Information Circular and Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR (on or about March 23, 2021). Your request should be received at least ten (10) business days prior to the Meeting date in order to receive the Information Circular in advance of such date. You may request paper copies of either the Information Circular and Financial Statements at www.proxyvote.com or by calling 1-877-907-7643  and entering the control number provided on the proxy form or the voting instruction form and following the instructions provided. If you request a paper copy of the Information Circular note that you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote. Questions? If you have questions about Notice and Access or to request a paper copy of the Information Circular after the Meeting at no charge, you can contact Broadridge at 1-844-916-0609 for English, and 1-844-973-0593 for French or Computershare by phone at 1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America). Important information about the Meeting The Meeting will be conducted online only, via a live webcast. Shareholders will not be able to attend the Meeting in person. You will be able to attend, participate and vote at the Meeting online via the webcast. Board members and senior executive officers will participate in the Meeting and be available for questions. Attending the Online Annual Meeting To par ticipate in the Meeting, shareholders (registered, non- registered and holders of Employee Shares) will need to visit www.virtualshareholdermeeting.com/CNI2021 and check-in using the control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern Daylight Time) on April 27, 2021. Online check-in will begin starting 15 minutes prior, at 9:45 a.m. (Eastern Daylight Time). You should allow ample time for online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page. The webcast Meeting allows you to attend the Meeting live, submit questions and submit your vote while the Meeting is being held if you have not done so in advance of the Meeting. CN is also providing a toll-free conference call for shareholders that do not have internet access or that prefer that method, either to verbally ask a question at the Meeting, or to listen in as an alternative to the webcast. Using your control number included either on your proxy form or voting instruction form, as applicable, you will be able to listen to the Meeting proceedings and submit your question verbally during the Meeting; however, you will not be able to vote your shares on the phone during the Meeting and will have to use the online webcast for that purpose if you have not done so in advance of the Meeting. To join the conference call, you must call 1-833-722-0214 (Canada and U.S.) or 1-929-517-0688 (International). Guests will be able to attend the Meeting through the live webcast only, by joining the webcast as a guest www.virtualshareholdermeeting.com/ CNI2021. They will not be able to submit questions or vote. They will not be allowed to dial into the conference call. Submitting Questions Following the Meeting, we will hold a live Q&A session, during which we intend to answer all written questions submitted before or during the Meeting. Only shareholders may submit questions at the Meeting, either before or during the Meeting. To ask a question before the Meeting, you need go to proxyvote.com and log in using your control number included either on your proxy form or voting instruction form, as applicable. Once past the log-in screen, please click on “Submit Questions”, complete the question form and click “Submit.” To ask a question during the Meeting you may do so in two ways: in writing through the live webcast at www.virtualshareholdermeeting.com/CNI2021 after logging-in, type your question into the “Ask a Question” field, and click “Submit”; or verbally through the conference call by dialing 1-833-722-0214 (Canada and U.S.) or 1-929-517-0688 (International) using your control number. A meeting operator will queue-in your question and open the line at the appropriate time. Guests will not be able to submit questions either before or during the Meeting. The Chair of the Meeting reserves the right to edit or reject questions he deems profane or otherwise inappropriate in accordance with the rules of conduct of the Meeting which are available at www.cn.ca/en/investors/ and following the Meeting web page. Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at www.cn.ca/en/investors/. The questions and answers will be available Delivery of Meeting Materials and Voting Information Voting Information CN-35 Circulaire 2021 EN.indb 5 CN-35 Circulaire 2021 EN.indb 5 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 6 as soon as practical after the Meeting and will remain available until one week after posting. The Chair of the Meeting has broad authority to conduct the Meeting in an orderly manner. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the Chair of the Meeting may exercise broad discretion in the order in which questions are asked and the amount of time devoted to any one question. Consistent with our prior in-person annual meetings, all questions submitted in accordance with our rules of conduct for shareholders meeting generally are addressed in the order received. Who can Vote Shareholders at the close of business on March 5, 2021 (the “Record Date”), are entitled to vote at the Meeting or at any adjournment or postponement thereof, either personally or by proxy. As of the close of business on the Record Date, the Company had 710,694,071 common shares without par value outstanding. Subject to the voting restrictions described in this section, each common share carries the right to one vote. How to Vote If you are eligible to vote and your common shares are either registered in your name or are held in the name of a nominee (non-registered or Employee Shares), you can vote your common shares at the Meeting or by proxy in advance of the Meeting, as explained below. Voting by proxy in advance of the Meeting is the easiest way to vote your shares. The same procedures apply whether you are a registered shareholder, non-registered shareholder or holder of Employee Shares. You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or join the live webcast and phone line the day of the Meeting to attend the Meeting live, submit your questions and submit your vote while the Meeting is being held. If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or join the live webcast and phone line the day of the Meeting to attend the Meeting live, submit your questions and submit your vote while the Meeting is being held. Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations (the “Plans”) are known as Employee Shares. Employee Shares remain registered in the name of the Plans’ Custodian (currently Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company, as applicable), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions. If you are a holder of Employee Shares you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or join the live webcast and phone line the day of the Meeting to attend the Meeting live, submit your questions and submit your vote while the Meeting is being held. Vote in advance of the Meeting–Voting by Proxy Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form or voting instruction form, as applicable, accompanying this Information Circular: BY INTERNET Go to www.proxyvote.com and follow the instructions. You will need your control number found on your proxy form or voting instruction form, as applicable. BY MAIL Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided. BY PHONE Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your control number found on your proxy form or voting instruction form, as applicable. BY FAX Complete the proxy form or voting instruction form, as applicable and return it by fax at 905-507-7793  or 514-281 -8911. If you are using mail, your duly completed proxy form or voting instruction form, as applicable must have been received by our proxy tabulator with sufficient time for your vote to be processed, and in all cases, no later than 5:00 p.m. on April 23, 2021 (Eastern Daylight Time). For all other methods, you must have voted before 5:00 p.m. on April 26, 2021, (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed Meeting. Voting at the Meeting If you wish to vote at the meeting, you do not need to complete or return your proxy form or voting instruction form, as applicable. The day of the Meeting, whether you are a registered or non-registered shareholder or holder of Employee Shares, will be able to vote via the live webcast by completing a ballot online during the Meeting. You will need to visit www.virtualshareholdermeeting.com/ CNI2021 and check-in using your control number included on your proxy form or voting instruction form, as applicable, as further described under “Attending the Online Meeting”. If you wish to appoint someone as proxy to vote your shares for you at the Meeting during the live webcast, please follow the instructions found on either your proxy form or voting instruction form, as applicable, or on www.proxyvote.com. You will need to create a unique eight- character identification number which will allow your appointee to join the Meeting and vote your shares on your behalf. How your Shares will be Voted You c an c hoose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are the Board Chair and the President and Chief Executive Officer of the Company, or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. You have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided, and following the instructions, found in the proxy form or voting instruction form, or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and that this person log into the online Meeting using the credentials you created for him/ her as your appointee. Voting Information CN-35 Circulaire 2021 EN.indb 6 CN-35 Circulaire 2021 EN.indb 6 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 7 Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Officer (or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) will be voted as follows: i) FOR the election of management’s nominees as directors ii) FOR the appointment of KPMG LLP as auditors iii) FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular iv) FOR, in an advisory, non-binding capacity, accepting the Company’s Climate Action Plan as disclosed in this Information Circular v) AGAINST the approval of the shareholder proposals and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and is not aware of any amendment or other business likely to be brought before the Meeting. The Board of Directors and management are recommending that shareholders vote FOR items (i), (ii), (iii), (iv) and AGAINST item (v). A simple majority of the votes cast will constitute approval of each of these matters. Changing your Vote You ma y r evoke your proxy at any time, by voting again on the Internet or by phone or fax before 5:00 p.m. on April 26, 2021 (Eastern Daylight Time) or by following the below instructions: • by completing an instrument in writing (which includes another form of proxy or voting instructions form, as applicable with a later date) executed by you, or by your attorney (duly authorized in writing), and: • deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, 16th Floor, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. on April 26, 2021 (Eastern Daylight Time) or any adjournment or postponement thereof. • filed electronically with the chair of the Meeting (at CN_Chair@cn.ca) on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law. CN’s Voting Restrictions Our articles of continuance, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 25% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 25% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or directly or indirectly exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III. Mr. Gates is the sole member of Cascade Investment, L.L.C. (“Cascade”). Cascade held 101,400,770 common shares of the Company on the Record Date, representing 14.27% of the outstanding common shares of the Company. In addition, Mr. Gates is a co-trustee of the Bill & Melinda Gates Foundation Trust, which held 13,907,283 common shares of the Company on the Record Date, representing 1.96% of the outstanding common shares of the Company. Hence, on the Record Date, Mr. Gates is deemed to have control or direction over 115,308,053 common shares, representing 16.22% of the outstanding common shares of the Company. Additional Information Proxy Solicitation Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of D.F. King Canada, a division of AST Investor Services Inc. (Canada) (“D.F. King”), for the solicitation of proxies in Canada and the U.S., at an aggregate cost estimated to be approximately C$34,000 plus additional costs relating to out-of-pocket expenses. Questions If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form, please call D.F. King, the Company’s proxy solicitation agent, toll-free in North America at 1-800-239-6813 or at 1-416-682-3825 outside of North America; or by e-mail at inquiries@dfking.com. Transfer Agent You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, T oronto (Ontario) M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service. Intermediaries Fees Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy- related materials to both objecting and non-objecting beneficial owners. Voting Information CN-35 Circulaire 2021 EN.indb 7 CN-35 Circulaire 2021 EN.indb 7 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 8 Financial Statements Our consolidated financial statements for the year ended December 31, 2020, together with the auditors’ reports thereon, are included in the 2020 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on the SEC’s website at www.sec.gov through EDGAR, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Vice-President, Investor Relations at (514) 399-0052. Election of Directors Our articles of continuance, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the Board of Directors, 11 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board — Description of Nominees” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company, except for Denise Gray and Justin Howell who are being proposed for election at the Meeting. All persons nominated were recommended to the Board of Directors by the Corporate Governance and Nominating Committee. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of the persons named in the section entitled “Nominees for Election to the Board — Description of Nominees”. These nominees are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors. Majority Voting Policy The Board of Directors has adopted a policy which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will tender his or her resignation to the Board Chair promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and promptly announce it in a press release within 90 days following the meeting of shareholders, a copy of which will be provided to the Toronto Stock Exchange (“TSX”). The Board of Directors shall however, accept such resignation absent exceptional circumstances. The resignation shall be effective when accepted by the Board of Directors. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors. Appointment of Auditors The Boar d of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as the Company’s auditors until the next annual meeting of shareholders. The Audit Committee is responsible for recommending the appointment of the external auditors, evaluating and monitoring their qualifications, performance and independence, as well as assessing the appropriateness of the audit fees. KPMG LLP has served as the Company’s independent auditors since 1992. The Audit Committee continuously assesses the Company’s external auditors, and on an annual basis reviews the audit and non-audit fees, audit quality, independence, and tenure of our auditors, including the benefits and risks of having a long-tenured auditor and the controls and processes that help ensure KPMG’s independence. See “Schedule C – Additional Audit Committee Disclosure” for more details on auditors’ independence. For the years ended December 31, 2020 and 2019, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following: FEE (IN THOUSANDS) 2020 (C$) 2019 (C$) Audit 2,778 2,718 Audit-related 1,122 1,234 Tax 1,205 1,288 All other 42 50 Total fees 5,147 5,290 Pursuant t o the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The Audit Committee pre-approved all the services performed by the auditors for audit, audit-related and non-audit related services for the years ended December 31, 2020 and 2019. The nature of the services under each category is described below. Audit Fees Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries and the audit relating to the Company’s internal control over financial reporting. Audit-Related Fees Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities and other audit-related fees. Business of the Meeting Business of the Meeting CN-35 Circulaire 2021 EN.indb 8 CN-35 Circulaire 2021 EN.indb 8 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 9 Tax Fees Fees consist of compliance related services associated to cross- border employee tax filings, for assistance related to the preparation of Canadian and U.S. research and development tax credit filings and other tax compliance services. All Other Fees Consists of fees related to cybersecurity services and for services related to a foreign subsidiary. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders. Advisory Vote on Executive Compensation The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is linked to the Company’s three-year business plan. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders. The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting information form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled ‘Statement of Executive Compensation’ of the Information Circular of the Company dated March 9, 2021.” The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns. Advisory Vote on Climate Change The Company is providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s Climate Action Plan, as disclosed in the “CN Climate Action Plan” section of this Information Circular. Such section describes the role of the Board and the Environment Safety & Security Committee in overseeing the Company’s greenhouse gas emissions reduction plan and ensuring it is linked to the Company’s long term strategic plan. The section also describes the Company’s greenhouse gas emission levels (the “Emissions”) in a manner consistent with the Task Force on Climate-related Financial Disclosure recommendations and the strategy that the Company has adopted or will adopt to reduce the Emissions in the future. The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting information form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the Company’s Climate Action Plan disclosing the Company’s greenhouse gas emissions and the strategy the Company has adopted or will adopt in accordance with its Climate Action Plan to reduce the Company’s greenhouse gas emission levels in the future, the whole in a manner consistent with the Task Force on climate- related Financial Disclosures recommendations, as disclosed in the section entitled ‘CN Climate Action Plan’ of the Information Circular of the Company dated March 9, 2021; and RESOLVED that the Company shall report annually at each annual general meeting of shareholders, the Company’s progress made towards achieving the targets set out in its Climate Action Plan, and shall ask shareholders, at each such annual general meeting, to vote upon, on a non-binding advisory basis, the Company’s Climate Action Plan.” The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Environment, Safety & Security Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns with the Company’s Climate Action Plan. The Board of Directors and the Environment, Safety & Security Committee will consider the results of this process and, if appropriate, review the Company’s Climate Action Plan in the context of shareholders’ specific concerns. Considering Shareholder Proposals You will be voting on two shareholder proposals that have been submitted for consideration at the Meeting. The full text of the proposals and supporting statement, together with the Board of Directors’ recommendation, is set out in Schedule “D”. The Board of Directors recommends that shareholders vote AGAINST the shareholder proposals set out in Schedule “D”, and unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote AGAINST the shareholder proposal. Other Business Following the conclusion of the formal business to be conducted at the Meeting, we will: • discuss highlights of our 2020 performance and plans for the future, and • invite questions and comments from shareholders. As of the date of this Information Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit. Business of the Meeting CN-35 Circulaire 2021-1Front-EN.indd 9 CN-35 Circulaire 2021-1Front-EN.indd 9 2021-03-17 07:12 2021-03-17 07:12

CN | Management Information Circular 2021 10 Description of Nominees The following tables set out information as at February 26, 2021, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top four competencies, participation on the Board and its committees, ownership of securities of CN, as well as participation on the boards of other public companies during the past five years. A more detailed description of our directors’ competencies can be found under the heading “Competency Matrix” in the section entitled “Statement of Corporate Governance Practices”. Each nominee, other than Denise Gray and Justin Howell, is a current director of the Company. Nominees for Election to the Board AGE 61 (1) Ontario, Canada DIRECTOR SINCE April 25, 2017 Independent Shauneen Bruder Corporate Director Ms. Bruder was, until her retirement on October 31, 2019, the Executive Vice-President, Operations at the Royal Bank of Canada (“RBC”) where she was responsible for overseeing operations related to all personal and business clients in Canada. Her previous senior roles at RBC include Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Banks, Inc. in North Carolina. She is a member of the Institute of Corporate Directors and is Chair of the Board of Governors for the University of Guelph. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. In 2012, she was awarded the Queen’s Diamond Jubilee Medal. Ms. Bruder was inducted in the Women’s Executive Network 100 Most Powerful Women in Canada Hall of Fame in 2016. Ms. Bruder holds a B.A. from the University of Guelph and an MBA (Gold Medalist) from Queen’s University. Qualifications to sit on the Board Ms. Bruder’s decades-long experience as a senior executive in Canada and in the U.S. of a large capitalization financial institution and her role as board chair of a major Canadian university and Canadian and U.S. business councils gives her invaluable insights into Canadian and U.S. strategic business development, customer experience, financial matters and technology and innovation. Mrs Bruder’s Competencies The following experience and skills qualify Ms. Bruder to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Executive Vice-President, Operations and various other senior executive positions at the Royal Bank of Canada and its U.S. affiliates from 1996 to 2019; Member of the Audit Committee (Chair) of CN; Past member of the Finance and the Pension and Investment Committee of CN; Member of the Audit, Finance, and Risk Committee of Andrew Peller Limited since 2018. • Strategic Planning: Executive Vice-President, Operations and various other senior executive positions at the Royal Bank of Canada from 1996 to 2019; Member of the Strategic Planning Committee of CN; Member of the Board of Directors of Andrew Peller Limited since 2018. • Customer Experience/Sales/Marketing: Executive Vice-President, Operations and various other senior executive positions at the Royal Bank of Canada from 1996 to 2019; Member of the Board of Directors of CN since 2017. • Technology/Innovation/Artificial Intelligence/Cyber Security: Past Executive Vice-President, Operations at the Royal Bank of Canada until 2019 responsible for: fraud management, the digitization of core operations and data management programs delivering client value. MEMBER OF (2) ATTENDANCE 2020 Board 100% Audit Committee (Chair) (6) (8) 100% Donations and Sponsorships Committee (3) 100% Environment, Safety and Security Committee 100% Finance Committee (7) 100% Human Resources and Compensation Committee 100% Strategic Planning Committee (9) – 99.89% votes in favour in 2020 OTHER CURRENT PUBLIC BOARD Andrew Peller Limited (2018–present) SECURITIES HELD Value at risk C$2,279,791 (4) Common Shares Owned or Controlled (5) 16,412 February 2021 13,125 February 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 10 CN-35 Circulaire 2021 EN.indb 10 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 11 AGE 46 (1) Quebec, Canada DIRECTOR SINCE April 25, 2017 Independent Julie Godin Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development, CGI Inc. Ms. Godin is Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development of CGI Inc. (“CGI”) (information technology consulting company) where she collaborates with the CGI Board to set the strategic direction of the company and maintain equilibrium among CGI’s three stakeholders — clients, employees (whom CGI calls members) and shareholders — to ensure each stakeholders’ long-term success. She also oversees the ongoing development of the CGI Management Foundation, which includes the key elements and best practices that define and guide the company’s actions, along with leading CGI’s strategic planning, marketing & communications and mergers & acquisitions functions. Previously Ms. Godin was Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer, where Ms. Godin oversaw a number of functions across the company, including global security and global human resources, including executive compensation and succession planning, as well as organizational model sustainability to secure organic growth. Before joining CGI, Ms. Godin founded Oxygen Corporate Health, a company that manages comprehensive health and wellness programs in the workplace. Oxygen merged its activities with those of CGI. In 2000, Ms. Godin co-founded the Godin Family Foundation, a non-profit organization that strives to reduce poverty, promote education and improve the health of children and teens in disadvantaged areas. Ms. Godin holds a B.A. from the Université de Sherbrooke. Qualifications to Sit on the Board Ms. Godin’s many years of experience as a senior executive and co-chair of a major Canadian public technology company allow her to contribute global, strategic, technology and logistics perspectives to the Board on a large range of sensitive issues and topics including financing, strategic planning, data management and cyber security, digital platforms and talent and people management. Ms. Godin’s Competencies The following experience and skills qualify Ms. Godin to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Member of the Finance Committee of CN; Various senior executive positions at CGI Inc. which include oversight of mergers and acquisitions. • Technology/ Innovation/Artificial Intelligence/Cyber Security: Various senior executive positions at CGI Inc. which include oversight of global security. • People and Talent Management/Organized Labour/Diversity and Inclusion: Member of the Corporate Governance and Nominating Committee of CN; Member of the Human Resources and Compensation Committee of CN; Member of the Pension and Investment Committee of CN; Various senior executive positions at CGI Inc. which include oversight of global human resources. • Strategic Planning: Member of the Strategic Planning Committee of CN; Various senior executive positions at CGI Inc.; Co-Chair of the Board of Directors of CGI Inc. MEMBER OF (2) ATTENDANCE 2020 Board 85% Corporate Governance and Nominating Committee 100% Finance Committee 100% Human Resources and Compensation Committee 100% Pension and Investment Committee (3) (7) 100% Strategic Planning Committee 80% 99.16% votes in favour in 2020 OTHER CURRENT PUBLIC BOARD CGI Inc. (Co-Chair) (2013–present) SECURITIES HELD Value at risk C$2,252,565 (4) Common Shares Owned or Controlled (5) 16,216 February 2021 13,125 February 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 11 CN-35 Circulaire 2021 EN.indb 11 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 12 AGE 59 (1) Michigan, USA DIRECTOR SINCE Nominee Independent Denise Gray President, LG Energy Solution Michigan Inc. Ms. Gray is President, LG Energy Solution Michigan Inc. Tech Center, and a member of its board of directors. She oversees the North American subsidiary of South Korean LG Energy Solution, one of the world’s largest lithium-ion battery manufacturers. Prior to March 2018, she was President and Chief Executive Officer of LG Chem Power, Inc., a company focused on lithium-ion polymer battery technology applications in the North American automotive and commercial markets. Prior to September 2015, she was Vice President, Powertrain Electrification at AVL List GmbH in Graz, Austria and North America. For over 30 years prior to March 2013, she had roles of increasing responsibility at General Motors including acting as head of Global Battery Systems Engineering where she was a driving force behind the Chevrolet Volt Vehicle Battery. Ms. Gray has been a member of the board of Tenneco, Inc., a U.S. public company and a manufacturer of automotive products for global markets, including light vehicle, commercial truck, industrial and the aftermarket since 2019 and serves as a member of the board’s audit and compensation committees. Ms. Gray also serves on the board of directors of the Original Equipment Suppliers Association (OESA), a non-profit trade association that represents original equipment automotive suppliers in North America. Her support of the STEM (science, technology, engineering and mathematics) academic disciplines was recognized when she was awarded the 2017 Women of Color Technologist of the Year Award. Ms. Gray holds a bachelor’s degree in Electrical Engineering from Kettering University and a master’s degree in Engineering Management Technology from Rensselaer Polytechnic Institute. Qualifications to Sit on the Board Ms. Gr ay’s decades long experience as an executive including as President and Chief Executive Officer at the forefront of technological innovation in the transportation industry will provide valuable insight to the Board on innovation and the use of new, greener technology in CN’s operations. Her extensive experience in strategic planning for the development and implementation of new technology in traditional industries will also allow her to contribute meaningfully to the Board’s vision and CN’s strategic plan. Ms. Gray’s Competencies The following experience and skills qualify Ms. Gray to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: As President and Chief Executive Officer of LG Energy Solution Michigan Inc., and LG Energy Solution, a global leading lithium-ion battery manufacturer. Over 30 years’ experience as an executive with General Motors, a leading multinational automotive corporation. • Strategic Planning: Overseeing the strategic planning for the development and implementation of innovative technology, including the development of the Chevrolet Volt Vehicle Battery. • Technology/ Innovation/Artificial Intelligence/CyberSecurity: Experience in the application of innovative technology including lithium-ion batteries within traditional industries. • Transportation Industry/Logistics/Supply Chain/Global Trade: Over 30 years experience in the automotive industry both for an automotive manufacturer and for a supplier of original equipment to manufacturers in the transportation industry. OTHER CURRENT PUBLIC BOARD Tenneco, Inc. (2019–present) Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 12 CN-35 Circulaire 2021 EN.indb 12 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 13 AGE 50 (1) Washington, USA DIRECTOR SINCE Nominee Independent Justin M. Howell Senior Investment Manager, BMGI Mr. Howell is a senior investment manager with BMGI, which manages the investments of Cascade Investment, L.L.C. He joined BMGI in 2010. Mr. Howell was formerly an investment banker, with Bank of America Merrill Lynch, New York, New York and a lawyer with the law firm, Cravath, Swaine & Moore LLP , New York, New York. Mr. Howell is the chair of the nomination and compensation committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. Mr. Howell also sits on the board of OE Holdings, LLC, a private independent power producer based in Texas. Mr. Howell studied at McGill University, Montreal, Canada and holds a B.A. from UNBC and a LL.B./B.C.L. degree from McGill University Faculty of Law. He is retired from the New York and Washington State Bars. Qualifications to Sit on the Board Mr. Howell’s in-depth knowledge of international financial and capital markets and extensive international experience in corporate finance, investment banking and M&A together with his wide network across industries gives him valuable insight into CN’s international strategic development. With over 10 years of experience working for a global asset owner with a strong focus on sustainable, long-term investment coupled with his background as a lawyer, he brings to the Board broad expertise in the areas of sustainability, environmental, social and corporate responsibility, corporate governance and legal. Mr. Howell’s Competencies The following experience and skills qualify Mr. Howell to sit on the Board of CN: Principal (Top 4) Competencies • International/Global Experience and Perspective: Senior investment manager of BMGI, on behalf of Cascade Investment, L.L.C. and as an investment banker, Bank of America Merrill Lynch (Experience in public and private equity investment for a global portfolio, governance principles in the U.S., Canada, and Europe, and complex transactions with multi-national businesses). • Environmental/Social/Corporate Responsibility: Senior investment manager of BMGI, on behalf of Cascade Investment, L.L.C. (Experience in sustainable, long-term investment principles). • Corporate Governance/Public Company Experience: Chair of the Nomination and Compensation Committee and member of the board of Sika AG (Experience in strategy-aligned compensation models and international governance principles for a major publicly listed company). • Finance/Accounting/Investor Relations: Senior investment manager of BMGI, on behalf of Cascade Investment, L.L.C. and as an investment banker, Bank of America Merrill Lynch (Experience in investment management, overseeing complex M&A and other financial transactions, and corporate finance). OTHER CURRENT PUBLIC BOARD Sika AG (2018–present) Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 13 CN-35 Circulaire 2021 EN.indb 13 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 14 AGE 70 (1) Ontario, Canada DIRECTOR SINCE April 23, 2014 Independent The Hon. Kevin G. Lynch, P.C., O.C., PH.D., LL.D. Corporate Director The Honourable Kevin Lynch was Vice Chairman of BMO Financial Group from 2010 until his retirement in the fall of 2020. Prior to joining BMO, Dr. Lynch had a distinguished 33 year career with the Government of Canada, serving as Clerk of the Privy Council, Secretary to the Cabinet, Deputy Minister of Finance, Deputy Minister of Industry as well as Executive Director at the International Monetary Fund. Dr. Lynch is the past Chancellor of the University of King’s College, the past Chair of the Board of Governors of the University of Waterloo, a Senior Fellow of Massey College and a Trustee of the Killam Trusts. Dr. Lynch is a director emeritus of the Governor General’s Rideau Hall Foundation, is a director of Communitech and the Asia Pacific Foundation of Canada, and a member of the Bretton Woods Committee. Dr. Lynch earned his BA from Mount Allison University, a Masters in Economics from the University of Manchester and a doctorate in Economics from McMaster University. He was made a Member of the Queen’s Privy Council for Canada in 2009, was appointed an Officer of the Order of Canada in 2011, has received 11 honorary doctorates from Canadian Universities and was awarded the Queen’s Golden and Diamond Jubilee Medals for public service. Qualifications to Sit on the Board Due t o h is distinguished career in public service, numerous academic achievements, significant experience as both a senior executive and director of major public companies, and participation on numerous not-for-profit boards, Dr. Lynch brings to the Board invaluable insight into public policy, strategic business development and financial matters. Dr. Lynch’s Competencies The following experience and skills qualify Dr. Lynch to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Deputy Minister of Finance, responsible for federal budgets and the Public Accounts; Member of the Accounting Standards Oversight Council of Canada; Experience as Vice Chairman of BMO Financial Group; Member of the Audit Committee of CN. • Government/Regulatory/Public Policy/Legal: Public service career including as Clerk of the Privy Council, the highest ranking federal public servant, Secretary to the Cabinet, Deputy Minister of Finance, Deputy Minister of Industry as well as Executive Director for Canada at the International Monetary Fund. • People and Talent Management/Organized Labour/Diversity and Inclusion: Head of the Public Service of Canada; Deputy Minister of two government departments; Chair of the Human Resources and Compensation Committee of CN; Member of the Pension and Investment Committee of CN; Former member of the Human Resources Committee of Empire Company Limited. • Strategic Planning: Deputy Minister of Finance, responsible for leading the Government of Canada’s annual policy planning and budget cycle; Former Chairman of the board of SNC‑Lavalin Group Inc.; Experience as Vice Chairman of BMO Financial Group; Executive Director at the IMF. MEMBER OF (2) ATTENDANCE 2020 Board 100% Human Resources and Compensation Committee (Chair) 100% Audit Committee 100% Corporate Governance and Nominating Committee 100% Pension and Investment Committee (3) 100% Strategic Planning Committee (9) 100% 96.38% votes in favour in 2020 OTHER PUBLIC BOARDS DURING PAST 5 YEARS SNC‑Lavalin Group Inc. (2017–2020) CNOOC Limited (2014–2019) Empire Company Limited (Sobeys, Inc.) (2013–2017) SECURITIES HELD Value at risk C$4,243,145 (4) Common Shares Owned or Controlled (5) 30,546 February 2021 28,066 February 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 14 CN-35 Circulaire 2021 EN.indb 14 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 15 AGE 59 (1) Alberta, Canada DIRECTOR SINCE October 6, 2020 Independent Margaret A. McKenzie Corporate Director Ms. McKenzie is a Corporate Director with more than 30 years experience in the energy sector where she developed expertise in financial reporting, treasury, corporate finance and risk management. She is currently serving on the board of the companies mentioned in the below table. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd, a position she assumed from 2006 to 2014. In addition to being the Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006, Ms. McKenzie served on both public and private company boards since 2006. She has also served as director for non-profit boards such as the Audit Committee for the University of Calgary from 2014 to 2017, the Capital Campaign committee for the Alex Community Food Centre in 2016–2017. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and has obtained her designation as ICD.D with the Institute of Corporate Directors. She has also been Chartered Professional Accountant (CPA CA) since 1985. Qualifications to Sit on the Board Ms. McKenzie’s decades-long experience as a senior executive of Canadian energy companies and extensive experience as a board member of major public issuers operating in the same sector, as well as her service and entrepreneurial experience as a founder and board member of various private companies, allow her to bring invaluable insight into financial matters, environmental, social and corporate governance issues and strategic business development. Ms. McKenzie’s Competencies The following experience and skills qualify Ms. McKenzie to sit on the Board of CN: Principal (Top 4) Competencies • Finance/Accounting/Investor Relations: Chief Financial Officer of Range Royalty Management Ltd. from 2006 to 2014; Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006; Member of the Finance Committee of CN; Chair of the Audit Committee of PrairieSky Royalty Ltd.; Member of the Audit Committee of Ovintiv Inc.; Member of the Audit Committee of Inter Pipeline Ltd. • Risk Management and Safety: Member of the Environment, Safety and Security Committee of CN; Member of the Major Projects Review Committee of Inter Pipeline Ltd. • Strategic Planning: Founder of Range Royalty Management Inc.; Member of the Strategic Planning Committee of CN; Member of the Board of Directors of PrairieSky Royalty Ltd. since 2014; Member of the Board of Directors of Ovintiv Corporation since 2015; Member of the Board of Directors of InterPipeline Limited since 2015; Appointed Chair of the Special Committee of Independent Directors of Inter Pipeline Ltd. in connection with the launch of a comprehensive Strategic Review process. • Environmental/Social/Corporate Responsibility: Member of the Corporate Governance and Nominating Committee of CN; Member of the Environment, Safety & Security Committee of CN; Over thirty years of experience in energy business overseeing safety, risk management and environmental matters; Individual Member of SASB (Sustainability Accounting Standards Board). MEMBER OF (2) ATTENDANCE 2020 Board 100% Corporate Governance and Nominating Committee 100% Environment, Safety & Security Committee 100% Finance Committee 100% Human Resources and Compensation Committee 100% Strategic Planning Committee (9) 100% OTHER CURRENT PUBLIC BOARDS PrairieSky Royalty Ltd. (PSK) (2014–present) Ovintiv Corporation * (2015–present) InterPipeline Limited (IPL) (2015–present) OTHER PUBLIC BOARD DURING PAST 5 YEARS Bonavista Energy Corporation (2006–2018) *  Ms. McKenzie is not standing for re-election at the April 28, 2021 meeting. SECURITIES HELD Value at risk C$724,693 (4) Common Shares Owned or Controlled (5) 5,217 February 2021 475 December 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 15 CN-35 Circulaire 2021 EN.indb 15 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 16 AGE 71 (1) Florida, U.S.A. DIRECTOR SINCE April 27, 2011 Independent James E. O’Connor Corporate Director Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. In 2001, Mr. O’Connor was the recipient of the Ellis Island Medal of Honor from the National Ethnic Coalition of Organizations (NECO) which rewards Americans who exemplify outstanding qualities in both their personal and professional lives, while continuing to preserve the richness of their particular heritage. He was named to the list of America’s Best CEOs each year, between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is also active in many community causes, especially those that benefit children. Mr. O’Connor has served on the board of directors of the SOS Children’s Village. In addition to serving on the public board mentioned in the following table, Mr. O’Connor serves on the board of directors of the South Florida P.G.A. of America Foundation. Mr. O’Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University. Qualifications to Sit on the Board Mr. O’Connor has many years of experience as a CEO and chair of a major U.S. public company in the waste management industry, as well as significant experience serving on the boards of other publicly-traded companies in a variety of industries, including waste management, transportation and energy. During his career, Mr. O’Connor has been an active promoter of diversity in the workplace. As such, Mr. O’Connor brings to the Board a global perspective focused on environmental corporate and social responsibility, strategic planning and people and talent management. Mr. O’Connor’s Competencies The following experience and skills qualify Mr. O’Connor to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: Chief Executive Officer at Republic Services Inc. from 1998 to 2011. • People and Talent Management/Organized Labour/Diversity and Inclusion: Member of the Compensation Committee of Casella Waste Systems, Inc. • Strategic Planning: Chair of the Strategic Planning Committee of CN; Lead Director of Casella Waste System’s, Inc. since 2015; Member of the Board of Clean Energy Fuels Corp. from 2011 to 2020. • Environmental/Social/Corporate Responsibility: Member of the Donations and Sponsorships Committee of CN; Member of the Environment, Safety & Security Committee of CN. MEMBER OF (2) ATTENDANCE 2020 Board 92% Audit Committee 83% Corporate Governance and Nominating Committee (6) 100% Donations and Sponsorships Committee (3) (7) 100% Environment, Safety & Security Committee 100% Finance Committee 100% Strategic Planning Committee (9) – 99.35% votes in favour in 2020 OTHER CURRENT PUBLIC BOARD Casella Waste Systems, Inc. (Lead Director) (2015–present) OTHER PUBLIC BOARD DURING PAST 5 YEARS Clean Energy Fuels Corp. (2011–2020) SECURITIES HELD Value at risk C$5,207,739 (4) Common Shares Owned or Controlled (5) 37,398 February 2021 35,436 February 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 16 CN-35 Circulaire 2021 EN.indb 16 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 17 AGE 66 (1) Nova Scotia, Canada DIRECTOR SINCE October 25, 1994 Independent Robert Pace, D. COMM., C.M. Chair of the Board, CN President & CEO, The Pace Group Mr. Pace became Chair of the Board of Directors of CN in 2014 and is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate development and environmental services). He began his professional career practicing law in Halifax. In 1981, he accepted an appointment to act as the Atlantic Advisor to the Prime Minister of Canada, the Right Honorable Pierre Elliott Trudeau, in Ottawa. In addition to serving on the public board mentioned in the following table, Mr. Pace is former Chairman of the Walter Gordon Foundation. He is also a director of the Atlantic Salmon Federation and former director of the Asia Pacific Foundation. Mr. Pace holds an MBA and an LL.B from Dalhousie University and holds an Honorary Doctor of Commerce Degree from Saint Mary’s University. He was appointed a Member of the Order of Canada in 2016. Mr. Pace has also completed Corporate Director education programs at both Harvard and Chicago Business Schools. Qualifications to Sit on the Board Mr. Pace’s extensive experience in the government sector, as a public company director and in business qualify him to serve as the Chair of the Board. His stewardship of the Board is rooted in a deep understanding of the business, legal, regulatory, environmental, public relations and policy aspects of CN’s operations allowing him to lead by weighing and intricately balancing these considerations. Over the years, Mr. Pace has served on boards of several public companies; notably, he has been a member of the board of High Liner Foods Incorporated, a leading North American processor and marketer of value‑added frozen fish and seafood and in 2019 he was appointed its chairman. Mr. Pace has concurrently run successful businesses, including as President and Chief Executive Officer of The Pace Group providing real estate development and environmental services. Mr. Pace’s Competencies The following experience and skills qualify Mr. Pace to act as CN’s Chair and sit on its Board. Principal (Top 4) Competencies • CEO/Executive Leadership Experience: President and Chief Executive Officer of the Pace Group. • Transport Industry/Logistics/Supply Chain/Global Trade: Chair of the Board of CN since 2014 (member of the Board of CN since 1994) and member of the Environment, Safety & Security Committee of CN. • Strategic Planning: Member of Strategic Planning Committee of CN; Chairman of the board of High Liner Foods Incorporated since 2019 (member of the board since 1998). • Corporate Governance/Public Company Experience: Chair of the Board of CN since 2014 (member of the Board of CN since 1994); President and Chief Executive Officer of the Pace Group; Chair of the Board of Directors of High Liner Foods Incorporated since 2019 (director since 1998); Chairman of Maritime Broadcasting System. As chair of the Walter Gordon Foundation Mr. Pace has overseen initiatives to protect Canada’s water, support the full participation by Indigenous Peoples in Canadian society, and implemented Data Stream, a powerful open access online platform for sharing information on Canada’s freshwater. MEMBER OF (2) ATTENDANCE 2020 Board (Chair) 100% Donations and Sponsorships Committee (Chair) (3) 100% Corporate Governance and Nominating Committee 100% Environment, Safety & Security Committee 100% Strategic Planning Committee (9) 100% 95.85% votes in favour in 2020 OTHER CURRENT PUBLIC BOARD High Liner Foods Incorporated (Chair) (1998–present) SECURITIES HELD Value at risk C$48,031,466 (4) Common Shares Owned or Controlled (5) 345,774 February 2021 339,645 February 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 17 CN-35 Circulaire 2021 EN.indb 17 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 18 AGE 70 (1) British Columbia, Canada DIRECTOR SINCE April 23, 2014 Independent Robert L. Phillips President, R.L. Phillips Investments Inc. Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen’s Counsel in Alberta in 1991. Mr. Phillips was inducted as a fellow of the Institute of Corporate Directors in June 2017. Mr. Phillips serves on the public boards mentioned in the following table. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta. Qualifications to Sit on the Board In addition to the transport industry specific experience as President and Chief Executive Officer and director of British Columbia Railway Company Limited, Mr. Phillips brings extensive experience as a board member of major public companies operating in Canada and the US in the transportation, financial, forestry, energy and space industries. This experience enables him to provide the Board with both a transport industry perspective and a broad vision of business strategy. Mr. Phillips’s Competencies The following experience and skills qualify Mr. Phillips to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: President of R.L. Phillips Investments Inc.; President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004; Former Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd; Former Chief Executive Officer at PTI Group and Dreco Energy Services Limited. • Transport Industry/Logistics/Supply Chain/Global Trade: Member of the Board of CN since 2014 and member of its Environment, Safety & Security Committee; President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. • Strategic Planning: Member of the Strategic Planning Committee of CN; Member of the Risk Management Committee of Canadian Western Bank. • Corporate Governance/Public Company Experience: Member of the Board of CN since 2014; Chair of the Board of Directors of Canadian Western Bank since 2016 (director since 2001); Lead Director of West Fraser Timber Co. Ltd. since 2008 (director since 2005); Member of the Board of Directors of Capital Power Corporation since 2019; Member of the Board of Directors of Precision Drilling Corporation from 2004 to 2017; Member of the Board of Directors of Maxar Technologies from 2003 to 2020. MEMBER OF (2) ATTENDANCE 2020 Board 100% Corporate Governance and Nominating Committee (Chair) (8) 100% Environment, Safety & Security Committee 100% Finance Committee 100% Human Resources and Compensation Committee 100% Strategic Planning Committee (9) – 93.99% votes in favour in 2020 OTHER CURRENT PUBLIC BOARDS Capital Power Corporation (2019–present) West Fraser Timber Co. Ltd. (Lead Director) (2005–present) Canadian Western Bank (Chair) (2001–present) OTHER PUBLIC BOARDS DURING PAST 5 YEARS Maxar Technologies Inc. (and its predecessor Maxar Technologies Ltd (formerly MacDonald Dettwiler & Associates Ltd.)) (2003–2020) Precision Drilling Corporation (2004–2017) SECURITIES HELD Value at risk C$4,696,825 (4) Common Shares Owned or Controlled (5) 33,812 February 2021 31,450 February 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 18 CN-35 Circulaire 2021 EN.indb 18 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 19 AGE 66 (1) Quebec, Canada DIRECTOR SINCE July 24, 2018 Non-Independent Jean-Jacques Ruest President and Chief Executive Officer, CN Mr. Ruest was appointed President and Chief Executive Officer in July 2018, after having served as Interim President and CEO since March 2018. He was previously Executive Vice-President and Chief Marketing Officer since January 2010, with responsibility for providing the strategic direction and leadership for CN’s Sales, Marketing and CN Supply Chain Solutions groups. Mr. Ruest joined CN in 1996. Prior to this, Mr. Ruest worked for 16 years at a major international chemical company. Mr. Ruest holds a Masters in Business Administration in Marketing from HEC Montréal (Université de Montréal) and a Bachelor of Science degree in applied chemistry from Université de Sherbrooke. He also completed the executive program of the University of Michigan Business School, and CN’s Railroad MBA program. Over the course of his career, Mr. Ruest has been honoured many times by the business community, notably as 2019 Railroader of the Year and an Inductee to the International Maritime Hall of Fame in 2017. Qualifications to Sit on the Board Due t o his position as CN’s CEO and as a seasoned executive with a 25 year track record at CN, Mr. Ruest brings invaluable insights to the Board of CN with regard to CN’s business, customers and prospects, which allows him to provide critical leadership in various areas, including transport-specific logistics and supply chains, strategic planning and customer, sales and marketing. Mr. Ruest’s Competencies The following experience and skills qualify Mr. Ruest to sit on the Board of CN: Principal (Top 4) Competencies • CEO/Executive Leadership Experience: President and Chief Executive Officer of CN since January 2018 and various other executive positions at CN since January 2010. • Transport Industry/Logistics/Supply Chain/Global Trade: Member of the Board of CN since 2018; President and Chief Executive Officer of CN since January 2018 and various other executive positions at CN since January 2010. • Strategic Planning: Member of the Strategic Planning Committee of CN; President and Chief Executive Officer of CN since January 2018 and various other executive positions at CN since January 2010. • Customer Experience/Sales/Marketing: President and Chief Executive Officer of CN since January 2018 and various other executive positions at CN since January 2010. MEMBER OF (2) ATTENDANCE 2020 Board 100% Donations and Sponsorships Committee (3) 100% Strategic Planning Committee (9) 100% 99.21% votes in favour in 2020 SECURITIES HELD Value at risk C$50,535,180 (4) Common Shares Owned or Controlled (5) 363,798 February 2021 339,375 February 2020 Stock Options Held (10) 805,999 February 2021 741,559 February 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 19 CN-35 Circulaire 2021 EN.indb 19 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 20 AGE 59 (1) California, U.S.A. DIRECTOR SINCE April 23, 2014 Independent Laura Stein Executive Vice-President, Corporate & Legal Affairs and General Counsel, Mondelēz International Ms. Stein has served as Executive Vice-President, Corporate & Legal Affairs and General Counsel of Mondelēz International (consumer products company) since January 2021. Prior to her appointment, she was Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company (consumer products company). From 2000 to 2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong. Ms. Stein is a former director of Nash Finch Company and Franklin Resources, Inc. and serves on the boards of several not-for profit organizations, including the Pro Bono Institute and the Leadership Council on Legal Diversity. Previously, Ms. Stein was chair of the Association of Corporate Counsel, president of the Association of General Counsel, co-chair of the General Counsel Committee of the ABA Business Law Section and a director of the Pittsburgh Ballet Theater. Ms. Stein has received the Margaret Brent Award, the American Bar Association’s highest award for women lawyers; the Sandra Day O’Connor Board Excellence Award; and the Corporate Board Member America’s Top General Counsel Recognition Award. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned undergraduate and master’s degrees. Qualifications to Sit on the Board Ms. Stein’s current and past roles as a senior executive and general counsel for three multinational corporations and her previous role as a corporate attorney in a major global law firm allows her to bring experience, expertise and a global perspective to the Board in critical areas, including legal, compliance, corporate governance, environmental, social responsibility, risk management and finance and accounting. She has also been responsible for the ESG and sustainability agendas and the corporate affairs, governmental affairs, communications, security and crisis management functions at multinational corporations. She brings experience in diversity and inclusion due to her significant involvement in industry and not-for-profit organizations with a focus on these issues. Ms. Stein’s Competencies The following experience and skills qualify Ms. Stein to sit on the Board of CN: Principal (Top 4) Competencies • Government/ Regulatory/ Public Policy/ Legal: Executive Vice-President, Corporate & Legal Affairs and General Counsel of Mondelēz International since January 2021 and former Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company from 2005 to 2020; Senior Vice-President, General Counsel of the H.J. Heinz Company from 2000 to 2005; previously was Corporate Lawyer with Morrison & Foerster law firm. • Risk Management and Safety: Former member of the Audit Committee of Franklin Resources, Inc. and Nash Finch Company, and has been responsible for the risk management, internal audit and security functions at multinational companies. • International/Global Experience and Perspective: Executive Vice-President, Corporate & Legal Affairs and General Counsel of Mondelēz International; Former Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company; Former Senior Vice-President, General Counsel of the H.J. Heinz Company; Member of the Board of CN and of Franklin Resources, Inc. • Environmental/Social/Corporate Responsibility: Executive Vice-President, Corporate & Legal Affairs and General Counsel of Mondelēz International with responsibility for the ESG agenda; Former Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company with responsibility for the ESG agenda; Chair of the Environment, Safety & Security Committee of CN; Former chair of the Corporate Governance Committee of Franklin Resources, Inc. MEMBER OF (2) ATTENDANCE 2020 Board 100% Environment, Safety & Security Committee (Chair) 100% Audit Committee 100% Finance Committee 100% Human Resources and Compensation Committee 100% Strategic Planning Committee (9) – 95.10% votes in favour in 2020 OTHER PUBLIC BOARD DURING PAST 5 YEARS Franklin Resources, Inc. (2005–2021) SECURITIES HELD Value at risk C$4,413,865 (4) Common Shares Owned or Controlled (5) 31,697 February 2021 28,229 February 2020 Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 20 CN-35 Circulaire 2021 EN.indb 20 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 21 (1) The age of the directors is provided as at April 27, 2021, the date of the Meeting. (2) For a detailed review of the 2020 Board and committee attendance by directors, please refer to the Attendance Table found in the “Statement of Corporate Governance Practices” section of this Information Circular. (3) The Donations and Sponsorships Committee and the Pension and Investment Committee are mixed committees composed of both members of the Board of Directors, as well as officers of the Company. (4) The Value at Risk for non-executive directors represents the total value of common shares and Deferred Share Units (“DSUs”) under the Deferred Share Unit Plan for non-executive directors (“DSU Plan”), which total value is based on the February 26, 2021, closing price of the common shares on the TSX (C$138.91) or, for James E. O’Connor and Laura Stein, the closing price of the common shares on the New York Stock Exchange (“NYSE”) (U.S.$109.32) converted to Canadian dollars using the rate of exchange of the Bank of Canada (U.S.$1.00 = C$1.2738) on the same date. The Value at Risk for Jean-Jacques Ruest represents the total value of common shares owned or controlled and DSUs under the Company’s Voluntary Incentive Deferral Plan (“VIDP”), which total value is based on the February 26, 2021, closing price of the common shares on the TSX. (5) The information regarding common shares beneficially owned, controlled or directed directly or indirectly, has been furnished by the respective nominees individually and includes DSUs for non- executive directors. For further information on the DSU Plan, please see the “Board of Directors Compensation” section of this Information Circular. In the case of Jean-Jacques Ruest, common shares owned or controlled includes DSUs under the VIDP, but does not include common shares under stock options. For further details on the VIDP, please see the “Statement of Executive Compensation” section of this Information Circular. (6) Became a member of the Committee on April 27, 2020. (7) Stepped down from the Committee on April 27, 2020. (8) Became Chair of the Committee starting April 27, 2020. (9) Membership of the Strategic Planning Committee changed on April 27, 2020 from a Committee comprised of the full Board to the following members: M. Kempston Darkes (Chair), D. Carty, J.Godin, D. Losier, K. Lynch, M. McKenzie (starting October 6, 2020), R. Pace. As the President and Chief Executive Officer, Mr. Ruest attended all meetings of the Strategic Planning Committee. (10) The information regarding stock options comprises the stock options granted to Mr. Ruest under the Management Long-Term Incentive Plan. For further details on the plan, please see the “Statement of Executive Compensation” section of this Information Circular. Additional Disclosure Relating to Directors As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Nominees for Election to the Board CN-35 Circulaire 2021 EN.indb 21 CN-35 Circulaire 2021 EN.indb 21 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 22 CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States and the Company’s need to attract and retain directors with experience in doing business in the United States, the compensation of the non-executive directors of the Company is designed to be comparable to that of large U.S.-based companies. The Board sets the compensation of non-executive directors based on the Corporate Governance and Nominating Committee’s recommendations. This Committee regularly reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada and the U.S. Any director who is also an employee of the Company or of any of its affiliates, does not receive any compensation as a director. Effective January 1, 2015, following a review of the compensation arrangements for non-executive directors with the help of external advisors, the Board, upon the advice of the Corporate Governance and Nominating Committee, approved revisions to non-executive directors’ compensation, which now consists of an all-inclusive annual retainer structure comprising both a cash and an equity component. Board and committee meeting attendance fees, as well as travel attendance fees were eliminated and the flat-fee compensation structure applies regardless of the number of meetings attended by directors. The compensation structure was reviewed thereafter annually by the Corporate Governance and Nominating Committee and the Board and has remained unchanged, including for the year 2021. The flat-fee approach was found, and continues to be, consistent with the compensation trends of the comparator groups, adds predictability to compensation paid to non-executive directors, and is simpler to administer. Comparator Groups CN’s non-executive directors compensation is compared against three separate comparator groups: (i) selected Class I Railroads (see table below) composed of the same companies used for benchmarking the NEOs’ compensation, given CN is one of the Class I Railroads; (ii) a Canadian peer group of companies (see table opposite) with comparable size to CN in terms of revenues and market capitalization, given CN is a Canadian company competing to attract and retain Canadian directors; and (iii) the U.S. companies comprised of the Standard and Poor’s 500 Index, given CN’s extensive network in the U.S. and its need to attract and retain U.S.-based directors. We conduct a market review of the compensation of CN’s non-executive directors on an annual basis with the assistance of an external firm. In the fall of 2020, our review confirmed that compensation remained well-aligned with the upper end of each of these comparator groups. Board of Directors Compensation Selected Class I Railroads Union Pacific Corporation (U.S.) Norfolk Southern Corporation (U.S.) Canadian Pacific Railway Ltd. (CDN.) CSX Corporation (U.S.) Canadian Peer Group of Companies Air Canada Airlines Bank of Montreal Banks Barrick Gold Corporation Metals & Mining BCE Inc. Diversified Telecommunication Bombardier Inc. Aerospace & Defense Canadian Imperial Bank of Commerce Banks of Commerce Canadian Natural Resources Ltd. Oil, Gas and Consumable Fuels Canadian Pacific Railway Ltd. Road & Rail Canadian Tire Corporation Multiline Retail Cenovus Energy Inc. Oil, Gas and Consumable Fuels CGI Inc. IT services Manulife Financial Insurance Corporation Nutrien Ltd Chemicals Rogers Communications Inc. Diversified Telecommunication Sun Life Financial Inc. Insurance Suncor Energy Inc. Oil, Gas and Consumable Fuels Teck Resources Ltd. Metals & Mining Telus Corporation Diversified Telecommunication Thomson Reuters Corporation Media TC Energy Corporation Oil, Gas and Consumable Fuels Board of Directors Compensation CN-35 Circulaire 2021 EN.indb 22 CN-35 Circulaire 2021 EN.indb 22 2021-03-16 17:45 2021-03-16 17:45

Compensation Levels

The following table shows the compensation levels for CN's non-executive directors during 2020. The Corporate Governance and Nominating Committee reviewed the compensation levels for CN's non-executive directors in 2020 and in light of the flat fee compensation structure, resolved that such compensation levels remain unchanged for 2021. Directors' compensation levels have therefore remained the same since 2015.

TYPE OF FEE [1]	FEES (U.S.$) 2020
Board Chair Cash Retainer [2]	175,000
Board Chair Share Grant Retainer [2]	375,000
Director Cash Retainer	35,000
Director Share Grant Retainer	200,000
Committee Chair Cash Retainers [3]	
Audit and HRC Committees Chairs	75,000
Other Committees Chairs	65,000
Committee Member Cash Retainer	55,000

(1) The non-executive directors (including the Board Chair) may choose to receive all or part of their cash retainers in common shares or DSUs (see the following Compensation Tables for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market.

(2) The Board Chair receives no additional director retainer nor committee chair or committee member retainer.

(3) Committee chairs receive no additional committee chair or committee member retainer.

Compensation Table in Canadian Dollars [1]

The table below reflects in detail the compensation earned by the Company's non-executive directors, expressed in Canadian dollars, in the 12-month period ended December 31, 2020, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the "CSA"). Directors' compensation has been set in U.S. dollars since 2002 and the fluctuation in the exchange rate affects year-over-year comparability. Please see footnote 1 in the below table for currency exchange information, and the Compensation Table in U.S. dollars.

Fees Earned (Canadian $)

NAME OF DIRECTOR	DIRECTOR AND BOARD CHAIR CASH RETAINER	COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER	TOTAL CASH RETAINER [2]	SHARE-BASED AWARDS [3]	ALL OTHER COMPENSATION	TOTAL COMPENSATION	PERCENTAGE OF TOTAL FEE RECEIVED IN COMMON SHARES AND/ DSU'S [5]
Shauneen Bruder	46,260	90,580 [6]	136,840	264,340		401,180	100%
Donald J. Carty	46,260	99,128 [6]	145,388	264,340		409,728	100%
Ambassador Gordon D. Giffin	46,953	82,726 [6]	129,679	264,340		394,019	67%
Julie Godin	46,260	72,694	118,954	264,340		383,294	100%
Edith E. Holiday	46,953	87,198	134,151	264,340		398,491	66%
V. Maureen Kempston Darkes	46,953	82,726 [6]	129,679	264,340		394,019	67%
The Hon. Denis Losier	46,953	78,254 [6]	125,207	264,340		389,547	68%
The Hon. Kevin G. Lynch	46,953	100,613	147,566	264,340		411,906	64%
Margaret A. McKenzie [7]	10,934	17,182	28,116	62,478		90,594	100%
James E. O'Connor	46,953	78,254 [6]	125,207	264,340		389,547	68%
Robert Pace	234,763	0	234,763	495,638	2,821 [4]	733,222	68%
Robert L. Phillips	46,953	87,198 [6]	134,151	264,340		398,491	66%
Laura Stein	46,260	85,911	132,171	264,340		396,511	100%
Total	**759,408**	**962,464**	**1,721,872**	**3,465,856**	**2,821**	**5,190,549**	**78%**

(1) All directors earned compensation in U.S. dollars. The directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs, and may also choose to receive their common share grant retainer in DSUs. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2020 (U.S.$1.00 = C$1.3415). Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the rate of exchange of the Bank of Canada (U.S.$1.00 = C$1.3217), on the purchase or reference day (January 30, 2020; October 22, 2020 in the case of Ms. McKenzie (U.S.$1.00=C$1.3142)).

(2) The following directors elected to receive cash retainers in common shares or DSUs with respect to the amounts set forth beside their names: Shauneen Bruder (C$136,840), Donald J. Carty (C$145,388), Julie Godin (C$118,954), Margaret A. McKenzie (C$28,116), and Laura Stein (C$132,171). The prorated portion of Ms. Bruder's additional compensation as Chair of the Audit Committee from April 27, 2020 to December 2020 was received in DSUs in March 2021.

(3) Represents a common share grant valued at U.S.$200,000 received by each non-executive director as part of the director retainer and U.S.$375,000 for the Board Chair as part of the Board Chair retainer. See Note 1 for currency conversion information.

(4) Includes the value of insurance premiums for 2020 for North American emergency protection outside Mr. Pace's province of residence. The annual cost to the Company for 2020 for such benefits was C$2,821.

(5) This percentage is calculated by dividing the aggregate of the cash retainers elected by non-executive directors to be received in common shares or DSUs described in notes (1) and (3) above and the value provided under the share-based awards column, by the value provided under the total compensation column.

(6) Effective as of April 28, 2020, Ms. Bruder became Chair of the Audit Committee, Mr. Giffin became Chair of the Finance Committee, Ms. Kempston Darkes became Chair of the Strategic Planning Committee, Mr. Carty came off as Chair of the Audit Committee, Mr. Losier came off as Chair of the Corporate Governance and Nominating Committee, Mr. O'Connor came off as Chair of the Strategic Planning Committee, and Mr. Phillips became Chair of the Corporate Governance and Nominating Committee and came off as Chair of the Finance Committee.

(7) Ms. Mckenzie joined the Board of Directors on October 6, 2020 and as such her compensation was prorated.

CN
Board of Directors Compensation

23
CN | Management Information Circular 2021

CN | Management Information Circular 2021 24 Compensation Table in U.S. Dollars The table below reflects in detail the compensation earned by the Company’s non-executive directors in U.S. dollars in the 12-month period ended December 31, 2020. Fees Earned (U.S.$) NAME OF DIRECTOR DIRECTOR AND BOARD CHAIR CASH RETAINER COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER TOTAL CASH RETAINER SHARE-BASED AWARDS TOTAL Shauneen Bruder 35,000 68,333 (2) 103,333 200,000 303,333 Donald J. Carty 35,000 75,000 (2) 110,000 200,000 310,000 Ambassador Gordon D. Giffin 35,000 61,667 (2) 96,667 200,000 296,667 Julie Godin 35,000 55,000 90,000 200,000 290,000 Edith E. Holiday 35,000 65,000 100,000 200,000 300,000 V. Maureen Kempston Darkes 35,000 61,667 (2) 96,667 200,000 296,667 The Hon. Denis Losier 35,000 58,333 (2) 93,333 200,000 293,333 The Hon. Kevin G. Lynch 35,000 75,000 110,000 200,000 310,000 Margaret A. McKenzie (3) 8,320 13,074 21,394 47,541 68,935 James E. O’Connor 35,000 58,333 (2) 93,333 200,000 293,333 Robert Pace 175,000 -- 175,000 375,000 550,000 (1) Robert L. Phillips 35,000 65,000 (2) 100,000 200,000 300,000 Laura Stein 35,000 65,000 100,000 200,000 300,000 Total 568,320 721,407 1,289,727 2,622,541 3,912,268 (1) Excludes the value of insurance premiums for 2020 for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for such benefits for 2020 was C$2,821. (2) Effective as of April 28, 2020, Ms. Bruder became Chair of the Audit Committee, Mr. Giffin became Chair of the Finance Committee, Ms. Kempston Darkes became Chair of the Strategic Planning Committee, Mr. Carty came off as Chair of the Audit Committee, Mr. Losier came off as Chair of the Corporate Governance and Nominating Committee, Mr. O’Connor came off as Chair of the Strategic Planning Committee, and Mr. Phillips became Chair of the Corporate Governance and Nominating Committee and came off as Chair of the Finance Committee. (3) Ms. Mckenzie joined the Board of Directors on October 6, 2020 and as such her compensation was prorated. Share Ownership The Directors of the Company play a central role in enhancing shareholder value and each of them has a substantial investment in the Company. The Board revised the share ownership guidelines for non- executive directors in the fall of 2018. Effective January 1, 2019, each non-executive director should own, within five years of joining the Board, common shares, DSUs or similar share equivalents of CN, if any, (“CN Securities”) with a value of the Canadian dollar equivalent of five times the aggregate of the annual director retainer (which includes cash and the value of any grant of CN Securities and in the case of the Board Chair, the aggregate of the annual Board Chair retainer in cash and the value of any grant of CN Securities) (the “Minimum Shareholding Requirement”). Each non- executive director is required to continue to hold such value throughout his or her tenure as a director and continue to hold 50% of the Minimum Shareholding Requirement for a period of two years after the director leaves the Board. In addition, the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director’s tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding. Each non-executive director is required to receive at least 50% of his or her annual director, committee, Board Chair and committee chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may continue to elect to receive up to 100% of such retainers in CN Securities. Approximately 78% of the total annual compensation of the non- executive directors for 2020 was in the form of CN Securities. The average value of CN Securities owned by the current non-executive directors is approximately C$14 million (based on the February 26, 2021 closing price of the common shares of the Company on the TSX (C$138.91), or the NYSE (U.S.$109.32) for U.S. directors). Directors are required to own, within 5 years of joining the Board, CN shares worth 5 times their annual retainer requirements. Directors’ ownership requirement for two years beyond board tenure aligns with longer‑term stewardship. Board of Directors Compensation CN-35 Circulaire 2021 EN.indb 24 CN-35 Circulaire 2021 EN.indb 24 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 25 Share Ownership Table The following table provides information on the number and the value of common shares and DSUs owned by each nominee for election to the Board and by the Company’s current directors as at February 26, 2021, and the Minimum Shareholding Requirement status. Values Expressed in Canadian $ NAME OF DIRECTOR YEAR (1) NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED TOTAL VALUE OF COMMON SHARES (VALUE AT RISK) (2) NUMBER OF DSUs HELD (3) TOTAL VALUE OF DSUs (VALUE AT RISK) (2) TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DSUs (3) TOTAL VALUE OF COMMON SHARES AND DSUs (VALUE AT RISK) (2) GUIDELINE MET/ INVESTMENT REQUIRED TO MEET GUIDELINE VALUE AT RISK AS MULTIPLE OF SHAREHOLDING REQUIREMENT Shauneen Bruder 2021 – – 16,412 2,279,791 16,412 2,279,791 Met 2020 – 13,125 13,125 1.5 Variation – 3,287 3,287 Donald J. Carty 2021 83,196 11,585,194 21,133 2,942,809 104,329 14,528,003 Met 2020 84,766 20,752 105,518 10 Variation -1,570 381 -1,189 Ambassador Gordon D. Giffin 2021 44,009 6,128,333 54,045 7,525,864 98,054 13,654,198 Met 2020 52,054 53,069 105,123 9 Variation -8,045 976 -7,069 Julie Godin 2021 – – 16,216 2,252,565 16,216 2,252,565 Met 2020 – 13,125 13,125 1.5 Variation – 3,091 3,091 Denise Gray (New Director Nominee) 2021 – – – – – – – – Justin Howell (New Director Nominee) 2021 – – – – – – – – Edith E. Holiday 2021 62,937 8,764,092 38,550 5,368,158 101,487 14,132,249 Met 2020 73,998 37,854 111,852 9 Variation -11,061 696 -10,365 V. Maureen Kempston Darkes 2021 142,192 19,751,891 57,799 8,028,859 199,991 27,780,750 Met 2020 140,240 56,758 196,998 19 Variation 1,952 1,041 2,993 The Hon. Denis Losier 2021 167,254 23,233,253 132,212 18,365,569 299,466 41,598,822 Met 2020 171,254 127,902 299,156 28 Variation -4,000 4,310 310 The Hon. Kevin G. Lynch 2020 – – 30,546 4,243,145 30,546 4,243,145 Met 2019 – 28,066 28,066 3 Variation – 2,480 2,480 Margaret A. McKenzie 2021 1,675 232,674 3,542 492,019 5,217 724,693 772,022 2020 475 693 1,168 0.5 Variation 1,200 2,849 4,049 James E. O’Connor 2021 37,398 5,207,739 – – 37,398 5,207,739 Met 2020 35,436 – 35,436 3 Variation 1,962 – 1,962 Robert Pace 2021 209,127 29,049,832 136,647 18,981,635 345,774 48,031,466 Met 2020 205,457 134,188 339,645 14 Variation 3,670 2,459 6,129 Robert L. Phillips 2021 9,800 1,361,318 24,012 3,335,507 33,812 4,696,825 Met 2020 9,800 21,650 31,450 3 Variation 0 2,362 2,362 Jean-Jacques Ruest 2021 188,326 26,160,365 175,472 24,374,816 363,798 50,535,180 Met 2020 167,058 172,317 339,375 Note 4 Variation 21,268 3,155 24,423 Laura Stein 2021 – – 31,697 4,413,865 31,697 4,413,865 Met 2020 – 28,229 28,229 3 Variation – 3,468 3,468 (1) The number of common shares and DSUs held by each director is set out as at February 26, 2021, and for 2020, is set out as at February 27, 2020, except for Ms. Mckenzie which is set out at December 2, 2020. (2) The Total Value is based on the February 26, 2021 closing price of the common shares on the TSX (C$138.91) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O’Connor and Laura Stein, the NYSE (U.S.$109.32) converted into Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.2738) on the same date. (3) Includes DSUs elected as part of directors’ 2021 compensation for non-executive directors and DSUs under the Company’s VIDP held by Jean-Jacques Ruest. (4) For a discussion on Jean-Jacques Ruest’s shareholding requirements, please see the section on “Stock Ownership” on page 58 of this Information Circular. Board of Directors Compensation CN-35 Circulaire 2021 EN.indb 25 CN-35 Circulaire 2021 EN.indb 25 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 26 Directors’ Deferred Share Unit Plan Subject t o the Minimum Shareholding Requirement, non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting dividend equivalents. Each non-executive director has an account where notional DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each non-executive director’s account is calculated by dividing the amount elected to be received in DSUs by the common share price on the day the credit is made. Participants in the DSU Plan are credited additional notional DSUs that are equivalent to the dividends declared on the Company’s common shares. The number of DSUs is calculated using the methodology described above, using the total notional dividend amount and the share price on the dividend payment date. Such additional DSUs are credited to each non-executive director’s account on each dividend payment date. When a non-executive director leaves the Board, the Company is required to deliver to such director a number of common shares purchased on the open market equivalent to the number of DSUs held by the non-executive director in the DSU Plan, taking into account the appropriate tax withholdings. All administration costs as well as any brokerage fees associated with the purchase and delivery of common shares are supported by CN. Board of Directors Compensation CN-35 Circulaire 2021 EN.indb 26 CN-35 Circulaire 2021 EN.indb 26 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 27 General We are committed to adhering to the highest standards of corporate governance and our corporate governance practices are designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last amended on March 9, 2021. Our Corporate Governance Manual is available on our website at www.cn.ca, under Delivering Responsibly/Governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors. As a Canadian reporting issuer with securities listed on the TSX and the NYSE, our corporate governance practices comply with applicable rules adopted by the CSA, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the SEC. We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/Governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. The CSA adopted, in June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text set forth hereunder refers to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”). The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company to reflect best-in-class environmental, social and governance practices, and the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular. The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee. CN’s New Environmental, Social and Corporate Governance (ESG) Initiatives Since CN became a publicly traded company in 1995, its Board has adopted good governance practices that have been widely recognized as meeting the highest standards and supporting shareholder value creation. But standards evolve, and expectations change, and as we move into the next phase of the Company’s great journey, we are implementing new environmental, social and corporate governance initiatives that will reinforce CN’s status as a leader in ESG among North American Class I railroads and across the transportation sector. Our longer-term goal is to be at the leading edge of ESG best practices across North America and globally. With the ever growing complexity of global issues, the role of companies is increasingly being viewed by both investors and other stakeholders as being more expansive.The Board and CN’s executive team recognize that ESG responsibility is a key priority for our stakeholders. Accordingly, CN’s Board has put in place measures to ensure that the Company is well positioned to meet these complex challenges. Succinctly stated, CN believes that how we succeed is just as important as what we achieve. Our new ESG measures include the creation of the CN Indigenous Advisory Council, an independent body comprised of Indigenous people from across Canada. CN operates within or adjacent to nearly 200 reserve lands of more than 110 First Nations and Metis territories in eight provinces. The CN Indigenous Advisory Council’s mandate is to provide advice to the Board and to senior management on issues that either the Company or the Council believes are relevant to CN. Among the goals of the Council is to reinforce diversity and inclusion through policies and procedures that reflect these principles. Another key element of our renewed ESG commitment is an annual advisory vote on the Company’s Climate Action Plan, held for the first time at the Meeting. This vote complements CN’s long-standing and robust climate change plans and disclosures, its public reporting of its greenhouse gas emissions, its strategy to reduce emissions, as well its year-over-year progress. CN also recognizes that increasing the diversity of the Board of Directors and senior management of the Company to better reflect its communities and customers is an essential element in sustaining CN’s success and maintaining the confidence of our stakeholders. The Board therefore set a new target of at least 50% of the independent directors coming from diverse groups, including gender parity, by the end of 2022. With the Nominees to the CN Board at the Meeting, this new target will have been met well in advance of 2022. We have further reset our Board governance policies to align with evolving best practices in Canada and in the United States. The Board has unanimously approved the following changes to its policies. The dir ectors’ tenure limit has been confirmed at 14 years, removing the current grandfathering provision. As a result, the 14-year limit will apply to all directors irrespective of their initial election or appointment date. The retirement age of directors has been reduced from 75 to 72 years, subject to possible extensions by the Board in specific circumstances deemed in the best interest of CN. The Board has also revised its overboarding policy, setting at three the maximum number of public boards, including CN’s, on which directors other than full-time chief executive officers or senior officers may serve. The rule is subject to a one-year transition period where required. The size of CN’s Board has been reduced to 10 independent directors plus the Chief Executive Officer. CN believes in the importance of consistent engagement and meaningful dialogue with all stakeholders, including shareholders, and these initiatives are informed by such interactions. The Board is confident that its enhanced governance rules will help position CN as a leader in corporate governance and diversity, with best in class practices, while maintaining the high level of expertise, institutional knowledge and strong board dynamics that have served the Company so well over the last 25 years. Statement of Corporate Governance Practices CN’s Corporate Governance Manual is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 27 CN-35 Circulaire 2021 EN.indb 27 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 28 Code of Business Conduct Our Code of Business Conduct is applicable to all directors, officers and employees of CN. We expect everyone working on our Company’s behalf, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. The Code of Business Conduct addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Corporate Governance and Nominating Committee and the Board of Directors review and update the Code of Business Conduct regularly to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code of Business Conduct may be granted in exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith. The Corporate Governance and Nominating Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code of Business Conduct within the organization and on any significant contravention of the Code of Business Conduct by employees of the Company. The Office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the Corporate Governance and Nominating Committee. The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “A” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. The Code of Business Conduct is regularly reviewed to ensure it reflects those core values and remains consistent with industry trends and standards. Each director, executive officer and management employee must certify annually his or her compliance with the Code of Business Conduct and employees are required to complete an on-line training course on the Code of Business Conduct. An integrity training is also part of every new employee’s onboarding program on our core values of integrity and respect, and the importance of protecting CN’s reputation, understanding what Doing the Right Thing means and how to identify and avoid potential conflict of interest situations. As part of such ethics program, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict. Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to CN; and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/ Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hotline. The Code of Business Conduct is available on our website at www.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code of Business Conduct has also been filed with the Canadian and U.S. securities regulatory authorities. Related-Party Transactions Under C N’s Code of Conduct, directors, officers and employees are required to report any related party transaction or conflict of interest. For that purpose, CN defines a related party as: • A director or officer of CN; • An affiliate, including an immediate family member, of a director or officer; or • A person who beneficially owns more than 10% of CN’s common shares. Any director or officer that has a material interest in a transaction or agreement involving CN must disclose the interest to the Chair of the Board or the Chief Executive Officer, respectively, and does not participate in any discussions or votes on the matter. In accordance with CN’s Corporate Governance Manual, any related party transaction or where a related party has a material interest in a transaction involving CN is submitted to the Corporate Governance and Nominating Committee, or if deemed appropriate by the Chair of the Board, to the Board of Directors, for review and decision. In 2020, there was no such transaction between CN and a related person as described in Item 404 of Regulation S-K. CN’s Code of Business Conduct clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 28 CN-35 Circulaire 2021 EN.indb 28 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 29 Independence of Directors To better align the interests of the Board of Directors with those of our shareholders, with the exception of our President and Chief Executive Officer, all of the nominees for election to the Board of Directors are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the CSA, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. As shown in the table to the right, 10 of the 11 nominees for election to the Board of Directors are independent: Independence Status of Board of Directors INDEPENDENT NON-INDEPENDENT AND REASON FOR NON-INDEPENDENCE STATUS Shauneen Bruder Julie Godin Denise Gray Justin M. Howell The Hon. Kevin G. Lynch Margaret A. McKenzie James E. O’Connor Robert Pace Robert L. Phillips Laura Stein Jean-Jacques Ruest President and CEO, CN Independent Chair of the Board The Co mpany’s Board has been led by a non-executive Chair since CN became public in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board contributes to allowing the Board to function independently of management. Our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. The Corporate Governance Manual describes the responsibilities of the Chair of the Board. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Mr. Pace, who is the current independent Chair, became Chair of the Board on April 23, 2014. The Corporate Governance and Nominating Committee and the Board in its discretion also approved the renewal of the Chair’s mandate for one additional year, expiring at the 2022 annual shareholders meeting, as it determined that such renewal was in the best interest of CN to provide continuity to the Board and ensure the implementation of CN’s new environmental, social and governance initiatives. At the expiration of his term, the Chair will not stand for re-election. The new Chair will be appointed by the Board following the 2022 annual shareholder meeting. Position Descriptions Our Co rporate Governance Manual includes position descriptions for the Board Chair and the Committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company. Committees of the Board For the per iod up to April 27, 2021, the Board of Directors had subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are: Audit, Finance, Corporate Governance and Nominating, Human Resources and Compensation, Environment, Safety and Security and Strategic Planning. Their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors had also established the Pension and Investment Committee and the Donations and Sponsorships Committee, which are mixed committees composed of members of the Board of Directors as well as officers of the Company. Each committee reports to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to any committees. A report of each committee’s activities over the past year can be found at Schedule “B” of this Information Circular. Following the AGM on April 27, 2021, the Board of Directors plans to restructure and streamline its committee structure. This new committee structure will enhance the Board’s focus on key ESG matters and will ensure that the breadth of experience and expertise of our Board, which is being reduced from 14 to 11 directors, is drawn upon as effectively as possible. Accordingly, the Board’s committees will be reduced from eight to four as follows: • the Audit Committee and the Finance Committee will be merged into the Audit, Finance and Risk Committee; • the Corporate Governance and Nominating Committee and the Environment, Safety and Security Committee will be merged into the Governance, Sustainability and Safety Committee; • the Human Resources and Compensation Committee will remain unchanged; • the Pension and Investment Committee will remain unchanged; • the Strategic Planning Committee will be disbanded and the full Board will assume responsibility for the strategic planning process and oversight of the Company’s strategic and business plans and capital budget; and • the Donations and Sponsorship Committee will be disbanded and the Governance, Sustainability and Safety Committee will have oversight of contributions approved by management. The following is a brief summary of the mandate of each of the committees of the Board of Directors for the period up to April 27, 2021. 10 of the 11 nominees for election to the Board of Directors are independent. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 29 CN-35 Circulaire 2021 EN.indb 29 2021-03-17 01:27 2021-03-17 01:27

CN | Management Information Circular 2021 30 Audit Committee The A udit Committee is responsible for overseeing the Company’s financial reporting, monitoring risk management, including climate- related risks, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in “Schedule C — Additional Audit Committee Disclosure” and in its charter which is included in our Corporate Governance Manual. The charter of the Audit Committee provides that it must be composed solely of independent directors. As at March 9, 2021, each member of the Audit Committee is independent and is financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards. No member of the Audit Committee receives, other than in his or her capacity as a Director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Finance Committee The Finance Committee has the responsibility of overseeing the Company’s financial policies and strategy, and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, dividend strategy, share repurchase program, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or other forms of financing, and makes recommendations to the Board thereon. The responsibilities, powers and operation of the Finance Committee are further described in its charter which is included in our Corporate Governance Manual. Corporate Governance and Nominating Committee The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members. This Committee reviews the corporate governance guidelines applicable to the Company, including diversity and inclusion, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in its charter which is included in our Corporate Governance Manual. The charter of the Corporate Governance and Nominating Committee provides that it must be composed solely of independent directors. As at March 9, 2021, each member of the Corporate Governance and Nominating Committee is independent. Human Resources and Compensation Committee The H uman Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment, compensation and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation — Human Resources and Compensation Committee” on page 47 of this Information Circular and in its charter which is included in our Corporate Governance Manual. The charter of the Human Resources and Compensation Committee provides that it must be composed solely of independent directors. As at March 9, 2021, each member of the Human Resources and Compensation Committee is independent. The Board has adopted a policy, which is included in our Corporate Governance Manual, providing that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and Chief Executive Officer of the Company shall be excluded from the Committee member selection process. Reference is made to the subsection entitled “Statement of Executive Compensation — Human Resources and Compensation Committee — Independent Advice” on page 47 of this Information Circular for disclosure in respect of the executive compensation consultant. Environment, Safety and Security Committee The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The Environment, Safety and Security Committee also overseeing the Company’s Environmental, Sustainability, and Governance disclosures, including CN’s Climate Action Plan and monitoring the Company’s progress against its set targets under such Plan. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in its charter which is included in our Corporate Governance Manual. Strategic Planning Committee The Str ategic Planning Committee focuses on strategic and financial issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in its charter which is included in our Corporate Governance Manual. Pension and Investment Committee The P ension and Investment Committee, which is a mixed committee composed of directors and officers, has the responsibility to review pension-related matters broadly, including reviewing the activities of the CN Investment Division (“CNID”), reviewing and approving CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds, approving certain of the investments made by CN’s Pension Trust Funds, and being informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The responsibilities, powers and operation of the Pension and Investment Committee are further described in its charter which is included in our Corporate Governance Manual. Donations and Sponsorships Committee The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and of reviewing and approving donation and sponsorship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in its charter which is included in our Corporate Governance Manual. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 30 CN-35 Circulaire 2021 EN.indb 30 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 31 Risk Management Oversight At CN, the Board is entrusted with the responsibility to oversee that management identifies and evaluates the significant business risks that the Company is exposed to and implements processes and programs to manage these risks. A significant risk is generally defined as an exposure that has the potential to materially impact CN’s ability to meet or support its business objectives. The Board achieves this risk oversight through strategic overviews of significant risks and issues, and business updates with the President and Chief Executive Officer, and executives. The overviews may cover among others, risks related to: • general economic conditions; • climate change; • human capital; • foreign currency; • capital investments; • information technology and cybersecurity; • environment; • ongoing operations, such as labour disputes and blockades; and • developments in regulations: tax legislation and safety and environmental regulations. Company officers provide, to the Board or one of its committees, regular presentations and updates on the execution of business strategies, business opportunities, risk and safety management, ethical conduct, and detailed reports on specific risk issues. The risk oversight responsibility is shared between the Board and its committees. The Board delegates responsibility for oversight of certain risk elements to the various committees in order to ensure appropriate expertise, attention and diligence. The Board may use external resources when appropriate to assess enterprise risk and management processes. Risk information is reviewed by the Board and/or committees of the Board throughout the year. Committees and Key Risks Overseen AUDIT Financial — Taxation — Business Interruption — Information and Operational Technology Security — Cybersecurity — ERM — Compliance with Laws and Regulations —  Climate Change FINANCE Credit — Commodity Price — Interest Rate — Foreign Currency — Liquidity —  Pension Funding — Capital Plan/Allocation/Acquisitions — Post-Completion Reviews CORPORATE GOVERNANCE & NOMINATING Compliance and Ethics — Compliance with Governance rules — Diversity, Equity and Inclusion HUMAN RESOURCE & COMPENSATION Human Capital — Compensation — Succession Planning — Employee Benefit Obligations — Pension Plan — Diversity, Equity and Inclusion ENVIRONMENT, SAFETY AND SECURITY Health & Safety – Injury and Accident — Security — Regulatory — Environmental —  Crisis Management — Operational Safety — Climate Risks, Opportunities and Climate Regulations STRATEGIC PLANNING Economic — Market — Competitive — Regulatory — Capital Plan/Allocation/ Acquisitions — Commercial PENSION & INVESTMENT Pension Investment — Pension Plan The Audit Committee is responsible for ensuring that appropriate risk management processes are in place across the organization. It considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. As part of its risk oversight activities, the Audit Committee ensures that significant risks identified are referred to a Board committee or the Board, as appropriate. Specifically, the Audit Committee reviews the Company’s risk assessment, including risk oversight and risk management policies under the Enterprise Risk Management (“ERM”). Management undertakes an enterprise-wide process to identify, classify, assess and report on CN’s significant risks and mitigation strategies. ERM provides a risk management approach to identify, assess, monitor, and mitigate key business risks. Management provides to the Audit Committee an annual ERM update. Risks are rated based on an assessment of residual risk, after considering mitigating processes and controls in place. Each risk is assigned to members of senior management who develop and implement controls to mitigate the risks. In addition, the Audit Committee requests that an independent review of the mitigating controls be performed on the identified risks on a rotational basis. For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks” in CN’s Management’s Discussion and Analysis included in CN’s 2020 Annual Report, available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 31 CN-35 Circulaire 2021 EN.indb 31 2021-03-16 17:45 2021-03-16 17:45

2
Statement of Corporate Governance Practices

Board and Committee Meetings

Process

The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During this process, the Corporate Secretary, in collaboration with the Board and committee chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all Board and committee meetings held during the course of 2020 are set out in the section entitled "Statement of Corporate Governance Practices—Board and Committee Attendance" of this Information Circular.

Independent members of the Board hold ***in camera*** meetings at or after every regular meeting of the Board.

Communication regularly takes place between the Board Chair and the Company's executives and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

In Camera Meetings

The independent directors meet at or after every regular meeting of the Board of Directors during *in camera* sessions, without the presence of management and under the chairmanship of the Board Chair. During the financial year ended December 31, 2020, there were 13 *in camera* sessions that were attended exclusively by non-executive directors.

Board and Committee Attendance

The following table shows the record of attendance for each current director at meetings of the Board and its committees, of which they were members, as well as the number of Board and Board committee meetings held during the 12-month period that ended on December 31, 2020.

Attendance and Meetings Held Table

	NUMBER AND % OF MEETINGS ATTENDED IN 2020										
NAME OF DIRECTOR	BOARD	AUDIT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	DONATIONS AND SPONSORSHIP COMMITTEE	ENVIRONMENT SAFETY AND SECURITY COMMITTEE	FINANCE COMMITTEE [1]	HUMAN RESOURCES AND COMPENSATION COMMITTEE [1]	PENSION AND INVESTMENT COMMITTEE	STRATEGIC PLANNING COMMITTEE [1][6]	COMMITTEE (TOTAL)	OVERALL ATTENDANCE/ MEETINGS HELD
Shauneen Bruder	13/13 (100%)	4/4 [2][5] (Chair)		1/1	4/4	2/2 [3]	8/8			**19/19 (100%)**	**32/32 (100%)**
Donald J. Carty	13/13 (100%)	6/6			4/4		8/8	4/4	5/5	**27/27 (100%)**	**40/40 (100%)**
Ambassador Gordon D. Giffin	13/13 (100%)		2/2 [3]	0/0 [2]	4/4	4/4 [2][5] (Chair)		4/4		**14/14 (100%)**	**27/27 (100%)**
Julie Godin	11/13 (85%)		5/5			6/6	8/8	2/2 [3]	4/5	**25/26 (96%)**	**36/39 (92%)**
Edith E. Holiday	13/13 (100%)	6/6		0/0 [2]		6/6		4/4 (Chair)		**16/16 (100%)**	**29/29 (100%)**
V. Maureen Kempston Darkes	13/13 (100%)	6/6	2/2 [3]			6/6		4/4	5/5 [5] (Chair)	**23/23 (100%)**	**36/36 (100%)**
The Hon. Denis Losier	12/13 (92%)		2/2 [3]	1/1		4/4 [2]		4/4	5/5	**16/16 (100%)**	**28/29 (97%)**
The Hon. Kevin G. Lynch	13/13 (100%)	6/6	5/5				8/8 (Chair)	4/4	5/5	**28/28 (100%)**	**41/41 (100%)**
Margaret A. McKenzie	2/2 [4] (100%)		2/2 [4]		1/1 [4]	2/2 [4]	3/3 [4]		3/3 [4]	**11/11 (100%)**	**13/13 (100%)**
James E. O'Connor	12/13 (92%)	5/6	3/3 [2]	1/1 [3]	4/4	6/6				**19/20 (95%)**	**31/33 (94%)**
Robert Pace	13/13 (100%) (Chair)		5/5	1/1 (Chair)	4/4				5/5	**15/15 (100%)**	**28/28 (100%)**
Robert L. Phillips	13/13 (100%)		5/5 [5] (Chair)		4/4	6/6	8/8			**23/23 (100%)**	**36/36 (100%)**
Jean-Jacques Ruest	13/13 (100%)			1/1						**1/1 (100%)**	**14/14 (100%)**
Laura Stein	13/13 (100%)	6/6			4/4 (Chair)	6/6	8/8			**24/24 (100%)**	**37/37 (100%)**
Number of meetings held	**13**	**6**	**5**	**1**	**4**	**6**	**8**	**4**	**5**	**39**	**52**

(1) In addition to committee members, all non-executive board members were invited to attend the meetings of the Human Resources and Compensation Committee held in January, July and December, and meetings of the Finance Committee held in March, July and October and meetings of the Strategic Planning Committee of October, November and December.

(2) Became a member of the Committee on April 27, 2020.

(3) Stepped down from the Committee on April 27, 2020.

(4) Became a member of the Board & the Corporate Governance and Nominating, Environment, Safety and Security ("ES&S"), Finance, HRC and Strategic Planning Committees on October 6, 2020.

(5) Became Chair of the Committee starting April 27, 2020.

(6) Membership of the Strategic Planning Committee changed on April 27, 2020 from a Committee comprised of the full Board to the following members: M. Kempston Darkes (Chair), D. Carty, J. Godin, D. Losier, K. Lynch, M. McKenzie (starting October 6, 2020), R. Pace. As the President and Chief Executive Officer, Mr. Ruest attended all meetings of the Strategic Planning Committee.

32

CN | Management Information Circular 2021

CN | Management Information Circular 2021 33 Director Selection Review of Credentials In consultation with the Board Chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and Board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee monitors and is constantly on the lookout for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors. Competency Matrix The Corporate Governance and Nominating Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. Over the last few years, the Corporate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of upcoming director retirements and on expanding and completing the Board’s overall expertise in certain areas and diversity. The Board Chair and the Corporate Governance and Nominating Committee continue to engage in an ongoing, in-depth succession planning process. Board renewal and succession has been an item at most meetings of the Corporate Governance and Nominating Committee. In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise, gender, age and geographical representation. The Board ensures that the skillset developed by directors, through their business expertise and experience, meets the needs of the Board. The Corporate Governance and Nominating Committee regularly reviews its competency matrix to assess the Board’s overall strength and diversity of skills and experience, including when considering the recruitment of new director candidates. The Corporate Governance and Nominating Committee and the Board have approved the matrix on page 34. The Board also gives careful consideration to factors such as age, diversity (including gender and other diverse groups), geographical location, competencies and experience of current directors, the suitability and performance of directors proposed for election, as well as their independence, qualifications, financial acumen, business judgment and board dynamics. In order to assist the Corporate Governance and Nominating Committee and the Board Chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. In 2020 and early 2021, the Board engaged an external search firm to help the Board identify new diverse candidates to expand and complete the Board’s overall experience and expertise in order to advance CN’s strategic and business plans. The Board Chair and Corporate Governance and Nominating Committee Chair set out specific parameters regarding the skills and expertise sought for each search and ensured that diverse candidates were well represented. Prior to nominating new directors for election or appointment, the Board Chair, the Corporate Governance and Nominating Committee Chair and several other directors, as well as the President and Chief Executive Officer, met with each candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors. The CN Board, upon the recommendation of the Corporate Governance and Nominating Committee, is proposing two new nominees for election as directors at the Meeting, Ms. Denise Gray and Mr. Justin M. Howell, while Margaret A. McKenzie was recently appointed to the Board on October 6, 2020 and is a nominee for election at the Meeting. These three nominees were identified and recommended on the basis of their competencies, skills and experience sought by the Board, as well as in pursuit of CN’s diversity and shareholder engagement objectives. Based on the 11 nominees proposed at the Meeting, 50% of CN’s non-management directors will come from diverse groups, and the CN Board will have achieved gender parity amongst non-management directors over one year in advance of the date set by the Board to achieve this target. Ms. Gray will bring to the Board a strong track record of executive leadership and strategic planning, in addition to her management perspective as a President of a global leading lithium battery manufacturer and a leading multinational automotive corporation. She brings over 30 years of experience in the automotive industry where she spearheaded efforts in vehicle electrical and powertrain systems control and software, including battery systems, as well as strategic planning for the implementation of innovative technology within traditional industries. Ms. McKenzie will contribute renewed finance and accounting expertise to the Board as a financial expert, having been a chartered accountant for over 35 years with extensive chief financial officer experience. She also brings extensive entrepreneurial experience as a founder and board member of various private companies and deep experience in overseeing safety, risk management and environmental matters, as well as corporate governance and strategic business development skills. Mr. Howell is Senior Investment Manager at BMGI, which manages the assets of Cascade Investment, L.L.C., a CN shareholder for the past 20 years. CN believes strongly in the importance of shareholder engagement and dialogue, and the alignment of the Board and management team with shareholder interests and the creation of shareholder value. The nomination of Mr. Howell to the Board further enhances these priorities and his addition will contribute valuable shareholder perspectives to the Board. Mr. Howell will also contribute strong international strategic development skills and broad expertise in the areas of sustainability, environmental, social and corporate responsibility. CN’s competency matrix is based on areas of knowledge, expertise, diversity, age, gender and geography, and identifies any gaps to be addressed in the nomination process. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 33 CN-35 Circulaire 2021 EN.indb 33 2021-03-17 01:27 2021-03-17 01:27

CN | Management Information Circular 2021 34 The following table identifies the top four competencies of each nominee for election to the Board of Directors, together with their gender, age range and tenure at CN. COMPETENCIES AGE RANGE BOARD TENURE NAME OF DIRECTOR NOMINEE FINANCE/ACCOUNTING/ INVESTOR RELATIONS CEO/EXECUTIVE LEADERSHIP EXPERIENCE GOVERNMENT/ REGULATORY/ PUBLIC POLICY/LEGAL RISK MANAGEMENT AND SAFETY TECHNOLOGY/INNOVATION/ ARTIFICIAL INTELLIGENCE/ CYBER SECURITY TRANSPORT INDUSTRY/ LOGISTICS/SUPPLY CHAIN/ GLOBAL TRADE PEOPLE AND TALENT MANAGEMENT/ORGANIZED LABOUR/DIVERSITY AND INCLUSION STRATEGIC PLANNING CORPORATE GOVERNANCE/ PUBLIC COMPANY EXPERIENCE CUSTOMER EXPERIENCE/ SALES/MARKETING INTERNATIONAL/ GLOBAL EXPERIENCE AND PERSPECTIVE ESG GENDER 59 AND UNDER 60-65 66-72 0-5 YEARS 6-10 YEARS 11 + YEARS Shauneen Bruder √ √ √ √ F √ √ Julie Godin √ √ √ √ F √ √ Denise Gray √ √ √ √ F √ √ Justin M. Howell √ √ √ √ M √ √ The Hon. Kevin G. Lynch √ √ √ √ M √ √ Margaret A. McKenzie √ √ √ √ F √ √ James E. O’Connor √ √ √ √ M √ √ Robert Pace √ √ √ √ M √ √ Robert L. Phillips √ √ √ √ M √ √ Jean-Jacques Ruest √ √ √ √ M √ √ Laura Stein √ √ √ √ F √ √ Description of Competencies Finance/Accounting/Investor Relations Experience in corporate finance, overseeing complex financial transactions, investment management, mergers & acquisitions, investor relations; experience in financial accounting and reporting, auditing, and internal controls. CEO/Executive Leadership Experience Experience as a Chief Executive Officer or senior executive officer of a large publicly listed company. Government/Regulatory/ Public Policy/Legal Experience in, or a strong understanding of, the workings of government and public policy in Canada and the United States or experience as a senior practicing lawyer either in private practice or the legal department of a major publicly listed company. Risk Management and Safety Significant understanding with respect to the identification, assessment and mitigation of risks and oversight of risk management programs and practices. Knowledge and experience in health and safety programs and issues, particularly in the transportation industry. Technology/Innovation/Artificial Intelligence/Cyber Security Strong leadership and experience in deploying technology, innovation and digital platforms, including disruptive technologies, data management and cyber security. Expertise and/or experience in managing and mitigating cybersecurity risks. Transport Industry/Logistics/Supply Chain/ Global Trade Deep knowledge and experience in the transportation industry, including strategic context and business of the transportation industry. Experience in designing, developing or managing highly complex logistics and supply chains. People and Talent Management/ Organized Labor/Diversity and Inclusion Experience in oversight of compensation programs for executive level employees and incentive based compensation programs. Experience with talent recruitment and management, workplace culture, diversity and inclusion, succession planning, leadership development, executive recruitment, management of organized labor in a large operating company. Strategic Planning Experience in strategic planning and leading growth initiatives for a major publicly listed company. Corporate Governance/ Public Company Experience Experience as an executive and/or board member of a publicly listed company that provides a strong understanding of requirements of good corporate governance practices. Customer Experience/Sales/Marketing Experience as a senior executive in a customer-centric product or service company; strong knowledge of CN’s markets and related market trends, customers and strategy. International/Global Experience and Perspective Understanding, experience and expertise in international business, including international trade and overall global perspective. Environmental/Social/Corporate Responsibility (ESG) Experience in managing and overseeing de-carbonization, environmental, social, corporate responsibility and sustainability risks and opportunities and impact and performance and their relationship to the company’s business and strategy. Experience in understanding and assessing complex regulatory requirements, stakeholder led initiatives and the company’s overall ESG compliance obligations. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 34 CN-35 Circulaire 2021 EN.indb 34 2021-03-17 01:27 2021-03-17 01:27

CN | Management Information Circular 2021 35 Diversity at CN At CN, we believe employees are our single greatest asset, and we recognize the importance of creating a work environment that welcomes the contribution and uniqueness of every employee. We are committed to creating a workforce of top talent that reflects the diversity of the population and stakeholders we serve. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Put plainly, CN believes Diversity, Equity and Inclusion will deliver value to the Company and our employees. Our Diversity and Inclusion Plan (“Diversity Plan”), which focuses on increasing the representation of women, members of visible minorities, Indigenous peoples, persons with disabilities, and veterans, and on developing a more inclusive workplace, anchors CN’s commitment. The plan applies at all levels within the organization and includes strategies on sourcing (including scholarships and internships), selection, hiring, training and development of diverse candidates. The strategy of building a diverse and inclusive workforce is holistic; it necessarily involves an integrated approach on sensitizing, recognizing, and building awareness on diversity and inclusion in the workplace. The Company has entrenched diversity in its policies regarding composition of the Board and executive management. Board Diversity The Bo ard’s Corporate Governance and Nominating Committee, in consultation with the Board Chair, is responsible for recommending qualified persons to serve on the Board. CN believes that a diverse board has the potential for richer discussion and debate and greater effectiveness in decision-making and advisory functions. On March  10, 2015, the Corporate Governance and Nominating Committee recommended, and the Board approved, the adoption of a diversity policy for the Board. As set forth below, this policy was further revised on March 9, 2021 to broaden its scope and include new, more ambitious targets. The revised diversity policy with respect to directors (“Diversity Policy”) provides that, in considering the Board’s composition and making recommendations for Board members, the Corporate Governance and Nominating Committee will consider: (i) the size of the Board; (ii) the particular competencies, skills and experience currently sought by the Board, including requirements to staff certain Board committees; (iii) the competencies, skills and experience each of the current directors possesses; and (iv) personal attributes and other qualities of each director, having regard to the benefits of all aspects of diversity on the Board. Under the Diversity Policy and as part of its mandate, in order to ensure its effective implementation, the Corporate Governance and Nominating Committee: • has created a search process that seeks qualified Board candidates from, among other areas, the traditional pool of corporate directors and officers, government, academic institutions, private enterprise, non-profit organizations, trade associations and professions such as accounting, human resources, and legal services; • uses CN’s network of organizations and trade groups that may help identify diverse candidates; • has in the past and may again retain an executive search firm to help meet the Board’s diversity objectives; • periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search; and • endeavours to consider the level of representation of diverse groups on the Board in identifying and nominating candidates for election or re-election to the Board. Executive Management Diversity The Human Resources and Compensation Committee is responsible for considering candidates for executive management appointments that possess the qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions. The Diversity Policy, which also applies to executive management, states that in fulfilling its oversight role, the Committee regularly reviews CN’s integrated approach to executive and high-potential talent management and succession planning. The Committee also considers processes and practices for leadership development and reviews the depth of succession pools for senior leadership roles across the Company, and regularly reviews external talent, in order to ensure that CN has diverse candidate pools for potential successors for the executive roles. Appointments are based on a balance of criteria, including skill, background, experience, and competence. Executive management appointments are also reviewed for appropriate diversity representation. Supporting Diversity, Equity and Inclusion CN i s un dertaking various initiatives aimed at better promoting and reinforcing diversity, equity and inclusion (DE&I). For example, we are: • formulating a renewed DE&I vison that will be clearly communicated to internal and external stakeholders • conducting regular reviews of Pay Equity and defining a roadmap to address identified gaps • refocusing our Sponsorships and Donations budget to better align with our strategic DE&I vision • assessing hiring practices to leverage diversity focused recruitment agencies and requiring diverse candidate slates for all recruitment mandates • developing inclusive leaders through targeted training and education, including unconscious bias training, who will be critical in creating and sustaining an inclusive environment • continuing to support the Employee Resource Groups (ERGs) that have been initiated and are backed by executive sponsors (currently 7 ERGs) • having dedicated resources to support our DE&I vision These initiatives are strongly supported through active involvement by management and the Board. Diversity Statistics and Targets In 2 015, CN adopted a target of having a Board composed of at least one-third (33%) of women directors by 2017. That same year, CN became a member of the Canadian Chapter of the 30% Club, committing to the objective of having a Board comprised of at least 30% women by 2019 and maintaining or growing that number in the future. Having achieved that figure early in 2017, we have sustained our focus in this area and on the record date six out of 14 (43%) of our Board members were women. In addition, in early 2021, the Board set a target that by the end of 2022, CN would achieve and thereafter maintain, a Board composition in which at least fifty percent (50%) of the non-management Board members are to come from diverse groups, including gender parity. With the nomination of Shauneen Bruder, Julie Godin, Denise Gray, Margaret McKenzie and Laura Stein to the CN Board at the Meeting, this new target will have been met well in advance of 2022. CN has also elected to set a gender diversity target for executive management (comprising all Vice-Presidents and more senior positions), whereby at the end of 2022, at least 30% of this group will be women. This aligns to the targets as set out in the Catalyst Accord 2022, to which CN is a signatory. At present, of the 35 current Executive roles, six (17%) are held by women. This number is slightly lower than in comparison with the previous year due to the addition of two new executive positions focused on rail automation whose incumbents are males, both being members of diverse groups. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 35 CN-35 Circulaire 2021 EN.indb 35 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 36 We currently have not adopted specific targets for diversity representation other than gender for executive management. We will however be using the established labour market availability numbers in each province or state as our baseline ambition to measure progress. We define labour market availability as “the share of designated group members in the workforce from which the employers could hire”. The current diversity representation on the Board and among executive officers is set out in the tables below. The following disclosure is derived from information provided by the directors and executive officers. In accordance with privacy legislation, such information was collected on a voluntary basis in Canada, and where a particular individual chose not to respond, CN did not make any assumptions or otherwise assign data to that individual. The executive officers are a subset of the executive management team comprising 11 positions. As at March 9, 2021 CURRENT DIRECTORS DIRECTOR NOMINEES EXECUTIVE OFFICERS EXECUTIVE MANAGEMENT Women 6 (43%) 5 (45.5%) 2 (18%) 6 (17%) Visible Minorities – 1 (9%) – 3 (9%) Aboriginals – – – – Persons with Disabilities – – – – Total 14 11 11 35 On an annual basis, the Corporate Governance and Nominating Committee (in connection with diversity among directors) and the Human Resources and Compensation Committee (in connection with diversity among executive management) assess the effectiveness of the nomination/appointment process in achieving CN’s diversity objectives and measure the annual and cumulative progress in achieving its diversity targets. The Diversity Policy is available on our website at www.cn.ca, under Delivering Responsibly/Governance. Board Renewal and Other Practices Retirement from the Board Effective April 27, 2021, the Board has updated its policy on the mandatory retirement age for directors whereby a director would not be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday, subject to the Board’s ability to approve possible extensions in specific circumstances deemed in the best interest of CN. Board Tenure and Term Limits On F ebruary 16, 2021, the Board approved an amendment to its Tenure Policy, to the effect that, effective April 27, 2021, members of the Board of Directors may serve for a maximum term of fourteen (14) years. The Board has also adopted a policy, which is part of CN’s Corporate Governance Manual, to the effect that the Board Chair and the Committee Chair tenure would be subject to term limits. The Board of Directors is of the view that CN’s policy on Chair term limits, together with its policy on mandatory retirement age and its new director term limits, establishes a mechanism that ensures Board Chair, committee chair, and director renewal, provides a fresh perspective in the boardroom and improves the Board’s ability to plan its composition over a longer period of time. • Effective as of April 23, 2014, but without regard to past service, CN’s Board Chair may serve for a term of five (5) years, renewable annually for up to a maximum of three (3) more years, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate. At the end of the term(s) as Board Chair, the departing Board Chair would not stand for election as a director of CN at the next annual shareholders’ meeting. The above term(s) for the Board Chair would remain subject to the mandatory retirement age limit of 72 years of age, subject to the Board’s ability to approve possible extensions in specific circumstances deemed in the best interest of CN. • Effective as of April 23, 2014, but without regard to past service, committee chairs will serve for a term of three (3) years, renewable for one further two (2) year term, subject to the discretion of the Board of Directors to extend the term, if deemed appropriate. The election or appointment of the CN Board Chair or committee chairs, respectively, is subject to annual review and election/appointment. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. On March  9, 2021, the Corporate Governance and Nominating Committee and the Board, after giving careful consideration to the board composition, including diversity, competencies, experience and performance of current directors, as well as their independence, qualifications, financial acumen, business judgment and board dynamics, unanimously recommended that the nominees set forth in this Information Circular stand for election at the 2021 Meeting. The Corporate Governance and Nominating Committee and the Board in its discretion also approved the renewal of the Chair’s mandate for one additional year, expiring at the 2022 annual shareholders meeting, as it determined that such renewal was in the best interest of CN to provide continuity to the Board and ensure the implementation of CN’s new environmental, social and governance initiatives. At the expiration of his term, the Chair will not stand for re-election. The new Chair will be appointed by the Board following the 2022 annual shareholder meeting. Common Directorships With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. As of March 9, 2021, no members of our Board of Directors served together on the boards of other public companies. Number of Directorships CN r ecognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines effective on April 27, 2021 when considering candidates to become directors of CN: • for candidates that are chief executive officers or other senior executives of public corporations, they must hold no more than two (2) public corporation directorships in total (including CN’s Board and membership on the board of the corporation at which an individual is employed); and • for other candidates, they must hold no more than three (3) public corporation directorships in total (including CN’s Board), subject to a one-year transition period where necessary for the candidate to bring his or her number of public corporation directorships to no more than three (3). Effective as of April 27, 2021, members of the Board may serve for a maximum term of 14 years. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 36 CN-35 Circulaire 2021 EN.indb 36 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 37 Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. The biographies on pages 10 to 21 of this Information Circular identify the other reporting issuers of which each nominee is a director. Director Emeritus The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Raymond Cyr, James Gray, Michael Armellino, Charles Baillie, Edward Lumley, Donald Carty, Gordon Giffin, Edith Holiday, Maureen Kempston Darkes, Denis Losier and David McLean as Chairman Emeritus, as well as upon the late Hugh Bolton, the late Purdy Crawford and the late Cedric Ritchie. Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events. Board Performance Assessment Process The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board Chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and is comprised of the following steps: • The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors: • Board and committee performance evaluation questionnaires, including a self-assessment by individual directors; • Board Chair evaluation questionnaire; and • Committee Chair evaluation questionnaires. • Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee. • Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the Corporate Governance and Nominating Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire. • Repor ts are then made by the Board Chair, the Corporate Governance and Nominating Committee and Human Resources and Compensation Committee Chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs, and separately to individual directors in respect of their personal performance. • The Board Chair and committee chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees. Peer Assessment and Independent Advisor The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. In addition, the Board may, from time to time, hire an independent advisor to assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and committee chairs and individual directors. The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assess- ment thr ough an independent advisor. In 2016, an outside consultant was retained to conduct a peer review. The peer evaluation pro- cess pr ovided for feedback on the effectiveness of individual direc- tors. Each director was given the opportunity to assess the contribu- tion of each of his or her peers relative to the performance stan- dards for the director position description as set out in CN’s Cor- porate Go vernance Manual. The results were compiled and reviewed confidentially by the out- side consultant. The Chair then received the results of each director’s peer assessment and met with each director to discuss his or her respective assessment. The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. The overall results and suggestions derived from the annual Board performance assessment are taken into consideration to improve the functioning and activities of the Board and its committees. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 37 CN-35 Circulaire 2021 EN.indb 37 2021-03-17 01:27 2021-03-17 01:27

CN | Management Information Circular 2021 38 Director Orientation and Continuing Education Orientation Our ori entation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. New directors are provided with the following: a directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information. In addition, meetings are arranged with new directors and members of CN’s Leadership team to provide an overview of their areas of responsibility and their function/department. These areas include finance, corporate services, marketing, operations, technology, human resources and investor relations. New directors also receive presentations by the Company’s officers on CN’s business and operations, safety, security, sustainability, community outreach initiatives and talent development, amongst others. New directors are also invited to attend the following Company events: • Annual business plan meeting with top 200 employees; • Annual sales meetings; • Industry conferences or CN’s analyst/investor meetings; • Leadership training sessions and networking with participants; and • Other company events on an ad hoc basis. In addition, new directors are encouraged to visit sites across CN’s network relating to the Company’s operations. These sites include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports and terminals. Continuing Education The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company: • maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education; • encourages and funds the attendance of each director at seminars or conferences of interest and relevance; • encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance, such as ESG; and • from time to time, as appropriate, the Boards holds meetings at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company. The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings. In 2020, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, shareholders and shareholder associations, key accounting considerations, financial strategy, risk management and disclosure, and Canadian and U.S. securities law developments. The Board regularly received updates and reports by CN’s internal counsel on regulatory matters of importance and emerging issues of significance to CN and the railway industry, such as diversity, safety, technology and risk mitigation. Board members also attended industry conferences. Directors also interacted with executive and senior management at every Board meeting and received regular and extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, safety, stakeholder and community outreach initiatives, business growth strategy, operating plans, supply chain strategy, car management, CN’s sustainability initiatives, climate action plan, cybersecurity and regulatory matters relevant to the business of the Company. Moreover, the directors have, from time to time, been provided with first- hand opportunities to visit certain sites where CN has made significant investments. They have visited our Information Technology command centre, certain CN main yards such as Kirk Yard, the CN Woodcrest Shops and the Elgin, Joliet and Eastern Railway properties in the United States. The Board has also visited CN’s two state-of-the-art training centres in Winnipeg, Manitoba and near Chicago, Illinois, and toured a Geometry Test Car. Since March 2020 all in-person activities of the Board have ceased given the pandemic and will resume when it is safe to do so. Prior to March 2020, the Board visited and/or participated in the following, among others: • Two Harbours, Minnesota to tour CN’s iron ore dock operations and the E.H. Gott vessel, for an in-depth review of the vessel and dock operations. • As part of its stakeholder engagement initiatives, attended community events in Regina, Saskatchewan and Ottawa, Ontario. • Visited the Port of Prince Rupert for a detailed tour of customer operations in Prince Rupert (DP World) and Ridley Island (Ray‑Mont Logistics and Ridley Terminals). • Attended meetings and events in Singapore, including a tour of the Port of Singapore, to provide our directors with the opportunity to see first-hand the scope of the thriving economic activities in South East Asia and gain an understanding of North America’s trade potential with South East Asia. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 38 CN-35 Circulaire 2021 EN.indb 38 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 39 The following table lists seminars and courses by external providers, as well as dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2020 and early 2021. SUBJECT MATTER TOPIC PRESENTED PRESENTED/HOSTED BY ATTENDED BY Safety Safety Performance Updates CN Safety ES&S Committee members Safety Training and Technology Updates CN Safety ES&S Committee members Incident/Crisis Management CN Corporate Services ES&S Committee members Engineering Review CN Mechanical & Engineering ES&S Committee members Business Continuity/Management Pandemic Plan CN Corporate Services and CN Human Resources All directors Customer Relations Operational and Service Excellence CN Operations & Marketing All directors Investor Relations Competitive Context CN Investor Relations All directors Investor Engagement CN Investor Relations All directors Marketing Market Updates CN Marketing All directors Sustainability Fuel Productivity CN Financial Planning All directors Workforce Renewal & Talent to Value CN Human Resources All directors Climate Action Plan CN Financial Planning ES&S Committee members Environmental Performance and Compliance CN Environment ES&S Committee members Technology Positive Train Control Updates CN Information Technology Audit Committee members Cybersecurity and Information Technology CN Information Technology Audit Committee members Evolving Information Technology CN Information Technology All directors Artificial Intelligence and Big Data CN Information Technology and External Presenter All directors Law & Government Affairs Trade and Policy CN Corporate Services and External Presenter All directors Regulatory Trends CN Corporate Services and External Presenter All directors Leading Governance and Diversity & Inclusion Practices CN Corporate Services and CN Human Resources All directors Finance Credit Rating Presentation CN Treasury and External Presenter All directors Stakeholder Engagement CN is r ecognized as a company that delivers responsibly, is a key part of the solution for customers, and is essential to the economy, to its customers and the communities it serves. Over the year, we continued to deepen the Company’s sustainability agenda: moving customer goods safely and efficiently, ensuring environmental stewardship, attracting and developing the best diverse team of railroaders, helping build safer and stronger communities, while adhering to the highest ethical standards. CN regularly engages with all of our stakeholders, including shareholders, employees, and Indigenous and community groups. Shareholders Engagement CN recognizes the importance of consistent engagement with shareholders and we welcome interaction with our shareholders as we believe it is important to have direct frequent engagement in order to allow and encourage an open dialogue and exchange of ideas. Our Investor Relations department is responsible for communicating with the investment community on behalf of CN and actively engages with shareholders, sell-side analysts, potential investors, and periodically with shareholder advocacy groups. Over the last year, we have engaged in the following initiatives, among others: • Earnings calls: engagement by CN executives on a quarterly basis with the investment community to review CN’s quarterly financial and operating results and outlook; • Non-deal roadshows: throughout the year, multiple engagements by CN executives and the Vice-President, Investor Relations with institutional investors to provide public information on our strategic agenda, business and operations and ESG performance; • Sell-side-sponsored conferences: throughout the year, CN executives speak at industry investor conferences about CN’s business and operations, incuding ESG performance and conduct meetings with investors; and • Investor meetings: as part of regular shareholder engagement, the investor relations team is available for meetings and calls to address shareholder questions or concerns and to provide public information on the Company in a timely and responsive manner. Approximately every two years, CN hosts an investor day with the investment community to discuss CN’s strategy, recent developments and the longer-term outlook for the Company. The last investor day was held in 2019. The pandemic impacted work and travel practices and consequently, from March through the end of 2020, all shareholder engagement was conducted via video conference calls or by phone. Quarterly earnings calls and investor conference presentations are webcast and available to listen live via CN’s website at www.cn.ca/investors. We have in place various means of communication for receiving feedback from interested parties, such as a toll-free number for general inquiries (1-888-888-5909). Shareholders and other interested parties may also communicate with the Board and its Chair by calling 1-514-399-6544. The Board of Directors also has procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/ Governance. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 39 CN-35 Circulaire 2021 EN.indb 39 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 40 In addition, the Company continued its stakeholder activities by: • engaging with all levels of government as a participant on advisory councils, review boards and regulatory proceedings; • conducting community outreach; • working collaboratively with supply chain partners; • participating in industry associations (Railway Association of Canada; Association of American Railroads); • engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; • strengthening our relationships and improving our communication with customers; • ensuring the opportunity for regular two-way communication with employees; and • taking part in structured community engagement. For the year 2020, CN received a number of awards and recognition including: • Rank ed among the best 50 corporate citizens in Canada by Corporate Knights for the 12th consecutive year in a row. • Ranked 10th on the Corporate Knights 2021 Global 100 Index of the most sustainable corporations in the world. • Recognized by the Globe and Mail’s annual review of corporate governance practices in Canada, where CN ranked 3rd overall. • Listed on the Jantzi Social Index. • Listed on the MSCI Indices. • Listed on Climate A list by CDP. • Listed on the Euronext Vigeo index: World 120. • Listed on FTSE4Good Index. • Listed on Canada’s Top 100 Employers. • Named to Dow Jones Sustainability World Index for the ninth consecutive year and to the DJSI North American Index for the 12th consecutive year. Indigenous Engagement The Company is committed to developing respectful and mutually- beneficial relationships with all Indigenous peoples and does so by: • proactively engaging Indigenous communities and maintaining open dialogue; • promoting opportunities for Indigenous peoples to join the Company’s workforce; • supporting Indigenous Community initiatives and participating in Indigenous organizations; and • seeking out and encouraging opportunities for Indigenous business and procurement. In 2015, Canada’s Truth and Reconciliation Commission called on corporations to play a role in reconciliation with Canada’s Indigenous peoples, including providing education for management and staff on the history of Indigenous peoples. As part of its Indigenous Vision, the Company actively encourages employee sensitivity to Indigenous issues and has provided in-person cultural awareness training since 2015. An eLearning version of the training was launched in early 2017, providing access to a greater number of employees. In 2018, this training received a President’s Award in the CN Values category, indicating its importance for CN. In 2019, this training became mandatory for all employees in Canada. In 2018, CN was the first transportation company to obtain the bronze certification under the Progressive Aboriginal Relations program of the Canadian Council for Aboriginal Business (“CCAB”) and one of the first companies to become a Procurement Champion of the CCAB program. Examples of the Company’s Indigenous engagement activities include: • Suppor t of and attendance at the Assembly of First Nations Annual General Assembly and Circle of Trade Tradeshow. • Safety presentations made to First Nations. • Celebration of National Indigenous Peoples Day. • Partnerships with Indspire, Level and Tech for Canada, three national organizations aimed at empowering Indigenous peoples through education. • Sponsorship and participation in numerous PowWows to celebrate Indigenous culture. • Participation as a Committee Member for the Canadian First Nation Economic Roundtable. • Participation as a Committee Member for the Canadian Council for Indigenous Business Procurement Champions. • Continuing participation as a Bronze member of the Progressive Indigenous Relations program. In 2018, the CN Law Department was recognized by Thompson Reuters as the recipient of an Innovatio Award in the category of Diversity for all the initiatives in Indigenous Relations. For more details, please refer to our website at www.cn.ca/aboriginalvision. On February 24, 2021, our Board announced the creation of the CN Indigenous Advisory Council (“IAC”), an independent body comprised of Indigenous peoples from across the country. The IAC’s mandate is to provide advice to the Board and senior management on issues that either the Company or the IAC believe are relevant to CN. Among the goals of the IAC is to reinforce diversity and inclusion through policies and procedures that reflect these principles. Community Engagement Great community relations are vital to the running of CN’s transcontinental railroad. That’s why CN strives to be a good neighbour – not only in its commitment to safety and environmental sustainability, but also in making Canada’s communities better and safer places to live, work and play. As part of CN’s commitment to help build safer, stronger communities, CN is establishing community boards across the country. These boards will be located in all major cities across our network and will guide the CN Stronger Communities Fund’s decisions and strengthen community partnerships in these major cities. So far, community boards have been established in Nova Scotia, Manitoba, Saskatchewan and British Columbia, Canada. On the safety front, CN actively engaged communities across its network, meeting with emergency responders and elected officials, providing training and expertise and sharing relevant information on dangerous goods shipments. Throughout 2020, CN also continued its support of hundreds of CN railroaders in the community who are champions in the causes they choose to support. CN granted C$1.0 million to support its employees, their families and pensioners in their volunteer efforts. Statement of Corporate Governance Practices CN-35 Circulaire 2021 EN.indb 40 CN-35 Circulaire 2021 EN.indb 40 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 41 Sustainability is at the heart of how the Company is building for the future; we call it Delivering Responsibly. It determines how we conduct our business every day and defines our contribution to building a more sustainable future. Five principles anchor our sustainability commitment: Environment Conduct our operations with minimal environmental impact, while providing cleaner, more sustainable transportation services to our customers. People Provide a safe, supportive and diverse work environment where our employees can grow to their full potential and be recognized for their contributions to our success. Safety Be the safest railroad in North America by establishing an uncompro mising safety culture and implementing a management system designed to minimize risk and drive continuous improvement. Community Build safer, stronger communities by investing in community development, creating positive socioeconomic benefits and ensuring open lines of communication. Governance Continuously improve our culture of integrity and ethical business, building trust and confidence with all our stakeholders. Our approach to sustainability disclosure aligns with international standards, including the United Nations Global Compact (“UNGC”) and Sustainable Development Goals (“SDGs”), the Global Reporting Initiative (“GRI”), the Sustainability Accounting Standards Board (“SASB”), the World Bank Mobility Goals, the Greenhouse Gas Protocol, and the Task Force on Climate-related Financial Disclosure (“TCFD”). Transparency regarding climate-related risks and opportunities is critical to maintaining the trust of our stakeholders and allows our investors to better understand the implications of climate change on our business. Our detailed reports can be found on CN’s website at: CN Delivering Responsibly. We recognize the importance of mitigating and adapting our business to changing climate conditions and our Climate Action Plan supports the Paris Agreement. CN has been making a positive contribution in the fight against climate change by offering carbon-efficient transportation solutions to our customers. Since 1993, we have reduced our rail locomotive greenhouse gas (“GHG”) emissions intensity by 40%, avoiding 46 million tons of carbon dioxide equivalents (tCO2 e), and we continue to lead the North American rail industry, consuming approximately 15% less locomotive fuel per gross ton-mile than the industry average. The graph below illustrates the improvement of CN’s locomotive GHG emissions intensity since 1993: 20 16 12 8 4 0 500 400 300 200 100 0 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 Tons CO 2  e/Million GTM GTMs (Billions) Carbon Emission Intensity vs. Gross Ton Miles (GTMs) (Tons CO2 e/Million GTM vs. Traffic Billion GTM)  Locomotive Emission Intensity     Gross Ton Miles We suppor t the Taskforce on Climate-related Financial Disclosures’ recommendations, and in 2020 CN became the first North American railroad to formally support the framework, which promotes more effective climate-related financial disclosures. Putting words into action, CN also released its first TCFD report, outlining four core elements for disclosing climate-related risks: Governance, Metrics and Targets, Strategy and Risk Management. Our approach under each of these elements is outlined below: Governance: The Environment, Safety and Security Committee of the Board has the highest level of responsibility for the Company’s environmental and sustainability disclosures including CN’s Climate Action Plan, as well as the monitoring of the Company’s progress against its set targets under such plan, and all related climate issues. The Audit Committee of the Board has the highest level of responsibility for risk management, including climate-related risks. CN’s Chief Operating Officer, and its Vice-President, Financial Planning, who has direct overall responsibility for CN’s sustainability strategy, including the Climate Action Plan, provide executive oversight. Long-term Science-based Target: As we prepare for the future, we are committed to reduce emissions and improve our carbon intensity consistent with stabilizing global temperatures. In 2017, CN became the first railroad in North America to set an approved science based target by committing to reduce our GHG emission intensity (tCO2 e/million revenue tonne kilometres) by 29% by 2030 based on 2015 levels. In 2019, CN’s combined Scope 1 and 2 emissions were 5.8 million tCO2 e , a decrease of 8% compared to 2015. To ensure consistency with the most recent climate science and best practices that apply a well below 2-degree scenario, and due to our recent acquisition of TransX, we are currently working with the Science-Based Target Initiative (“SBTi”) and have resubmitted our target. We expect to issue our new and increased level of ambition target in Q2 of 2021. 16 14 12 10 8 6 4 2 0 2015 Baseline 2030 Target Our Science-Based Target Emissions trajectory in a 2˚C Scenario (tCO2 e/million tonne kilometres) 2030 Target Beyond 2030 Decarbonizing rail transportation will require innovative fuel‑efficient technologies, the greater use of cleaner fuels, and designing innovative low‑emission supply chain solutions through investments.   29% Climate Action Plan Report Climate Action Plan Report CN-35 Circulaire 2021 EN.indb 41 CN-35 Circulaire 2021 EN.indb 41 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 42 Strategy With appr oximately 85% of our GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. As such, our target informs our low-carbon transition plan and business strategy. To achieve our science-based target to reduce our GHG emission intensity by 29% by 2030 based on 2015 levels, we are focused on five key strategic areas: Fleet Renewal: Cleaner, more fuel-efficient equipment enables us to decouple our business growth from GHG emissions. We continue to purchase more fuel efficient locomotives and in 2020, we acquired 41 new high-horsepower locomotives. Innovative Technology: We continue to explore and invest in innovative technologies. We equip our locomotives with energy management and data telemetry systems as well as distributed power functionality to help us maximize locomotive operating effectiveness and efficiency. These innovative technologies will allow us to continuously improve train handling, braking performance, and overall fuel efficiency, therefore, improving our carbon efficiency in the years to come. Locomotive Energy Management System – Regulates the speed of a train by controlling the locomotive throttle and dynamic brake, and computes the most efficient manner to handle the train. Locomotive Data Telemetry System – Collects data to drive improved locomotive and train performance, including fuel conservation. Distributed Power (DP) – Allows for the remote-control operation of a locomotive in conjunction with the locomotive unit(s) at the head end of a train. DP units are placed in the middle or rear of a train to help improve braking performance, train handling and fuel efficiency. Horsepower Tonnage Analyser (HPTA) – CN’s in house built HPTA gives crews instructions and real-time monitoring to ensure they only use the power needed during a trip, by optimizing a locomotive’s horsepower- to-tonnage ratio. Big Data: Through our locomotive telemetry systems, we collect large amounts of data to improve performance and fuel conservation. In addition, HPTA uses the data from the systems to optimize a locomotive’s horsepower-to-tonnage ratio, further minimizing fuel consumption. Investments in information technology enable deeper analysis to continue to identify, through big data analytics, additional opportunities for fuel conservation that will present opportunities for us to further reduce our emissions in the coming years. Operating Practices: CN pioneered Precision Scheduled Railroading (“PSR”), an operating model focused on improving every process that affects delivery of our customers’ goods, enabling us to use fewer railcars and locomotives to ship more freight in a tight, reliable and efficient operation. It is a highly disciplined process whereby CN manages all aspects of railroad operations to meet customer commitments efficiently and profitably. This approach to asset utilization is being enhanced by the deployment of incremental operating technology. We are layering advanced technology and automation onto every aspect of our operations. We are calling this next generation operating model Digital Scheduled Railroading (“DSR”). Our Fuel Management Excellence (“FMX”) program is one example of how we are increasingly leveraging technology. FMX provides information to track performance in real time and enables focused on-the-job training on practices that promote fuel conservation. We also continue to educate our train crews and rail traffic controllers on best practices – from locomotive shutdowns in our yards to streamlined railcar handling, train pacing, coasting and braking strategies. In addition, our locomotive engineers receive real-time information on train characteristics, performance and terrain, through an Energy Management System (“EMS”), which helps to compute the most efficient train settings and regulate speed. Capitalizing on our locomotive telemetry systems and advanced data analytics, also key DSR initiatives, will help us identify additional opportunities for fuel conservation operating practices in the coming years. Cleaner Fuels: Driven by regulatory requirements, the growth of the renewable fuel market presents an immediate opportunity to further reduce our emissions by using sustainable renewable fuel blends in our fleets. We are aligned with Canada’s Renewable Fuel Standard, which aims to reduce GHG emissions through the increased use of lower-carbon fuels and energy sources. Specifically, we have set a short-term year-on-year rolling target of 2% sustainable renewable fuel consumption for our Canadian locomotive fleet. In 2019, the use of sustainable renewable fuels in our locomotives saved approximately 80,000 tCO2 e. In the m edium-term, the proposed Canadian Federal Clean Fuel Standard and other existing Renewable and Clean Fuel Standards in jurisdictions where CN operates, will continue to present an important opportunity for us to further reduce our emissions through increasing sustainable renewable fuel blends. Furthermore, we are also actively working with our fuel suppliers and locomotive manufacturers and are focused on testing and exploring the greater use of sustainable renewable fuel blends, beyond regulated amounts, in our locomotives, to achieve our target. Achieving our target is dependent in part on the continuing successful development and availability of innovative technologies and the availability of sufficient volumes of cost competitive sustainable renewable fuels in the years to come. The extent of our ability to fully deploy and implement new technologies, as well as to obtain and use sufficient volumes of sustainable renewable fuels will require collaboration between locomotive manufacturers and fuel producers. This ecosystem of collaboration will be key to enabling our success. Climate Action Plan Report CN-35 Circulaire 2021 EN.indb 42 CN-35 Circulaire 2021 EN.indb 42 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 43 Reducing our Non-Rail Carbon Footprint Operating an efficient railroad has been a key focus at CN for well over two decades and we extend our mindset of rail operational efficiencies to our non-rail operations, enabling further carbon reductions in our ground and vessel fleets, buildings and yards. The carbon footprint of our non-rail operations comprises approximately 15% of our total (Scope 1 and 2) GHG emissions. By building on our leading rail fuel efficiency programs, we continue implementing best practice initiatives, including new equipment and technologies, to further reduce energy consumption. Upgrading Our Ground Fleet: Our non-rail ground fleet, comprising intermodal equipment, trucking, On Company Service (“OCS”) vehicles and CNTL trucks, makes up approximately 11% of our Scope 1 and 2 emissions. Over the past few years, we have been focused on improving fuel efficiency, while also increasing the use of sustainable renewable fuels, aligned with existing Renewable Fuel and Clean Fuel Standards in various jurisdictions where CN operates. We have also purchased electric vehicles in our OCS fleet, and recently announced an innovative pilot project to use 50 electric trucks for our intermodal services through a partnership with Lion Electric Co. Our teams also continue to be trained on fuel-efficient techniques, from aerodynamic components of trucks to innovative routing optimization initiatives. In 2020, CN installed a new driver-centric fleet management system to improve hours of service management, enable a paperless work flow, and to drive further gains with respect to accident prevention and fuel efficiency. Retrofitting Yards and Buildings: Our $5-million annual CN EcoFund, combined with government and utility incentives and subsidies, has enabled us to secure the necessary funding to drive energy-efficient upgrades in our buildings and yards. We continue to invest in retrofits to boilers, air compressors, HVAC systems, and LED lighting, enabling us to improve our carbon efficiency and save costs. Since 2011, we achieved a 33% reduction in electricity consumption at key yards, avoiding more than 86,000 tonnes of carbon. Meeting Strict Requirements for Our Vessel Fleet: Our marine services extend beyond where track and trucks stop, offering marine shipping in regions like the Great Lakes. Our shipping fleets offer safe, and highly fuel-efficient fleet transportation services and are continually upgraded to meet strict emission requirements. Ship operators are also trained on fuel conservation practices, including strict speed protocols and operating parameters resulting in further carbon emission reductions. We recognize that rail has a tremendous potential to reduce the environmental impact of transportation services and we are actively working with many of our customers to help them reduce their transportation supply chain GHG emissions, by leveraging rail for the long haul and trucking over shorter distances. Shipping heavy freight by rail can reduce carbon emissions by up to 75% when compared to trucks. The greater use of combined modes helps lower transportation costs by allowing each mode to be used for the portion of the trip to which it is best suited. It also helps reduce road traffic congestion, accidents and the burden on transportation infrastructure. Our strategy to further reduce our Scope 1 and 2 emissions will help the company to maintain its position as a key enabler of supply chain decarbonisation over the long-term. In turn, these activities will contribute to reducing the Scope 3 emissions of our customers. Risk Management Climate c hange is integrated into our risk assessment processes, which considers both physical and transition risks, including temperature extremes, flooding, hurricanes, and tornadoes, as well as legal, policy and market impacts. The Audit Committee of the Board of Directors has the responsibility for monitoring our risk management and internal controls approach, which includes climate related risks. Specifically, the Audit Committee reviews risk management policies and provides oversight of our compliance with applicable legal and regulatory requirements. Having oversight for climate-related risks is an important responsibility for the Audit Committee ensuring that appropriate risk management processes are in place across the organization, including the risk oversight and risk management policies under the Enterprise Risk Management (“ERM”). In 2020, the Audit Committee reviewed the results of our ERM and made the decision to approve the identification of the Company’s net risks, which included the identification of climate change physical risks. Specifically, they approved our climate risk mitigation controls and initiatives to integrate climate risk management activities into the business plan. The future As we look to 2030 and beyond, decarbonizing rail transportation will continue to require innovative fuel-efficient technologies, the greater use of cleaner sustainable fuels, and designing innovative low emission supply chain solutions through investments and collaboration. CN recognizes the need for new locomotive propulsion technology to meet the deep decarbonisation required to achieve a net zero emissions by 2050. We also recognize the importance of collaborating with governments, supply chain partners, universities, cleantech, fuel producers and locomotive/engine manufacturers in achieving an effective transition to a lower carbon future. Our position in the supply chain will enable us to lead a step change towards decarbonising North America’s freight sector, by leveraging and stimulating progress in the development of low-carbon fuels and technologies. Discussions on the prospects of rail electrification and hydrogen power trains are already underway. Through the Railway Association of Canada, we have been actively working with the Government of Canada since 1995 to address the impacts of rail activities on the environment, through a Memorandum of Understanding (“MOU”). The 2018 – 2022 MOU supports the Government of Canada’s commitments under the Pan- Canadian Framework on Clean Growth and Climate Change, and its vision for green and innovative transportation. It includes the development of a comprehensive pathway for aligning government and industry efforts to reduce emissions produced by the railway sector, identifying opportunities to advance clean technology, clean fuels, and innovation in the sector through research, policy or programs. At CN, we believe rail has a tremendous potential to reduce the environmental impact of transportation. As a mover of the economy, CN is committed to playing a key role in the transition to a lower-carbon economy. Climate Action Plan Report CN-35 Circulaire 2021 EN.indb 43 CN-35 Circulaire 2021 EN.indb 43 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 44 Dear Shareholder: On behalf of the Human Resources and Compensation Committee (“Committee”) and the Board of Directors (“Board”) we welcome this opportunity to share our approach to executive compensation. Once again in 2020, the Company’s annual “Say on Pay” advisory vote received strong support with 97.48% of the votes in favour of CN’s disciplined approach to executive compensation, the fifth consecutive year with the highest voting percentage amongst the publicly traded Class I Railroads. CN remains committed to transparency by providing clear and comprehensive disclosure information to its shareholders. 2020 Overview 2020 was a challenging year for CN and its customers. The early part of the year was impacted by illegal rail blockades unrelated to CN’s activities, followed by the ongoing COVID-19 pandemic, forcing major economies to lockdown. Throughout the pandemic, CN played an essential role in keeping the North American supply chain running and remained nimble in the face of volume fluctuations. CN employees were instrumental in delivering on the Company commitments. In response to the initial economic shutdown, the Company acted swiftly to adjust its resources and costs structures, adapting to the rapidly changing volume environment. The Company paused its share repurchases in March 2020 while maintaining its dividend growth track record with a seven percent increase in early 2021, illustrating management’s confidence in the ability to generate free cash flow over the business cycle. CN’s disciplined approach and operational performance continued to reward shareholders with a share price increase over the past three years of 35% on the TSX, compared to a 7.6% increase over the same period for the S&P/TSX Composite Index. The Company’s market capitalization increased by nearly C$22.3 billion during that same period.(1) Safety is paramount at CN and, as the Company continues to focus on its goal of becoming the safest railroad in North America, it maintained significant investments throughout 2020 in safety training, coaching, and employee involvement initiatives, with a focus on reducing injuries. CN recently established a new conductor training curriculum with a strong emphasis on commitment to safety and also provided a year long safety leadership program to over 300 leaders in the operation functions. CN ranked 10th on the Corporate Knights 2021 Global 100 index of the most sustainable corporations in the world. Sustainability is at the heart of how the Company is building for the future. Attracting and developing a diverse team of railroaders and instilling a safety culture are core components of CN’s Delivering Responsibly strategy, which also includes: moving customer goods safely and efficiently, helping build safer, stronger communities, all while being environmentally responsible. CN was also recognized as one of Canada’s best diversity employer, for the fourth consecutive year by Canada’s Top 100 employers, as it continued to focus on attracting and developing the best diverse team of railroaders. Disciplined Approach to Compensation CN’s a pproach to executive compensation continues to be driven by our goal to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach by ensuring that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. In addition, short- and long- term incentive plans are structured to align realized pay with shareholder returns using various key performance measures, reinforced with the increased use of Relative Total Shareholder Return (“Relative TSR”) in the Performance Share Units (“PSU”). Long-term growth and value creation remain central to our pay strategy and targets are set to ensure that our compensation policy does not encourage undue risk-taking on the part of our executives. CN’s executive compensation program also supports safe and reliable operations and industry-leading returns. Our disciplined approach to compensation continues to ensure sound and performance driven compensation which is reviewed annually by the Committee. The Committee also independently retains the services of Hugessen Consulting, Inc. (“Hugessen”) to provide advice on compensation recommendations that are presented for Committee approval. Compensation Decisions in 2020 The c ompensation of our Named Executive Officers (“NEOs”) is paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. denominated compensation of incumbents in equivalent positions within the comparator group. The Committee believes that the Company’s comparator groups and the U.S. dollar denominated approach to compensation for the NEOs are appropriate and, combined with an overall disciplined approach provide a competitive total compensation package. Base Salary CN’s policy for base salaries and target bonuses continues to be at the median of the comparator group. The Committee continues to monitor closely the compensation paid to all executives to ensure it supports a market competitive compensation envelope. Annual Incentive Bonus Plan For 2 020, changes were made to the Annual Incentive Bonus Plan (“AIBP”) to further enhance the link between corporate financial results and payouts. The changes included reducing the number of measures in the Corporate Financial component from five measures to three (revenue, operating income and free cash flow), and modifying the performance ranges relating to the three financial measures to provide a more balanced payout range by increasing the performance targets to be met for the maximum performance level and by introducing a new payout threshold level. A detailed explanation of the changes implemented in 2020 is presented on page 53. As a result of the unique circumstances of the COVID-19 pandemic in 2020, CN, similar to other large corporations, had to consider whether the use of discretion in the application of the AIBP was necessary and appropriate. The Board, after carefully reviewing the impact of the extraordinary global pandemic, for the bonus determination under the AIBP, excluded all government support related to the pandemic received by CN, as well as CN expenses directly associated with the Company’s pandemic response. Similarly, the financial impacts of the illegal rail blockades, which were outside of the control of the Company, were removed for the bonus determination under the AIBP. Statement of Executive Compensation (1) Market capitalization increase is based on the period running from December 31, 2017 to December 31, 2020. Statement of Executive Compensation CN-35 Circulaire 2021 EN.indb 44 CN-35 Circulaire 2021 EN.indb 44 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 45 Consequently, the resulting corporate financial performance factor was 19.92% (compared to 17.16% had the discretionary adjustments not been made, as per plan). As for the Corporate Safety component, the Company achieved a performance factor of 138.75%. The Individual component continued to be measured against individual key strategic financial and operational objectives. In accordance with the plan rules, a proration of 19.92%, equivalent to the performance factor of the Corporate Financial component, was applied to the Corporate Safety and Individual components for the NEOs. Considering the commitment and relentless efforts of our management employees during this unprecedented year, the Board authorized an exception to the AIBP terms to not prorate the Corporate Safety and Individual payout level for management employees in 2020, excluding the NEOs who were not covered by the exception. As such, the Corporate Safety and Individual components, which have a combined weight of 30% at target in the AIBP , were paid independently of the Company’s Corporate Financial component to all management employees with the exception of the NEOs. The Board authorized this exception to support greater engagement and retention, and to recognize the outstanding contribution of all management employees in the extraordinary circumstances of the pandemic. Moreover, this decision is aligned with the changes approved by the Board to the AIBP for 2021 and beyond to remove proration on the Corporate Safety and Individual payout levels at the same rate as the Corporate Financial payout level when payout is below 100%, all with a view to support employee engagement on safety and strategic initiatives. Long-Term Incentive Program In or der t o further align with shareholders’ return and interest, design changes to long-term incentive plans were also implemented for 2020, including the increased weighting on Relative TSR in the PSU and the extension of the vesting period for stock options from four to five years. With respect to the payment of the 2018 awards (that vested at the end of 2020), the Board applied the same principle, as described in the AIBP section above, to calculate the Return On Invested Capital (“ROIC”) performance measure, resulting in an associated impact of less than 1% on the ROIC result due to the discretionary adjustments. A detailed explanation of the changes implemented in 2020 are presented on page 55. Plan Changes in 2021 In 2 020, the Committee continued its review of the Company’s compensation plans and approved changes to the AIBP to be effective in 2021. The changes principally aim at further aligning the plan with the long-term strategic vision of the Company as well as environmental, social and governance (“ESG”) practices. The changes are summarized below with a detailed explanation presented on page 59. • The Individual component for the executives and senior management employees is replaced by a Corporate Strategic component consisting of three quantitative strategic measures: employee engagement, customer centricity and fuel efficiency. • The Corporate Safety component is extended to all management employees, representing approximately 4,850 active employees. • The downward adjustment on the Corporate Safety, Corporate Strategic/Individual components should the Corporate Financial component be below 100%, has been discontinued in order to support employee engagement on safety and strategic initiatives. Compensation Risk Mitigation Our compensation plans are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2020, Willis Towers Watson conducted its annual review, and confirmed its view that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. At its December 2020 meeting, the Committee reviewed the Willis Towers Watson risk assessment report and supported its conclusions. In its own assessment, the Committee determined that proper risk mitigation features are in place within the Company’s compensation programs. Conclusion The Committee and the Board believe that compensation outcomes are appropriate and aligned with CN’s approach to executive compensation. The Committee remains fully engaged in ensuring that CN’s executive compensation continues to be anchored to a disciplined approach, linked to performance, and is market competitive. The Chair and other members of the Committee will be attending the Meeting to answer questions you may have about CN’s executive compensation. We believe that our approach to executive compensation supports the execution of the Company’s strategic plan, and we remain committed to developing compensation plans that will continue to be aligned with the long-term interests of our shareholders. Robert Pace Chair of the Board of Directors The Honorable Kevin G. Lynch Chair of the Human Resources and Compensation Committee Statement of Executive Compensation CN-35 Circulaire 2021 EN.indb 45 CN-35 Circulaire 2021 EN.indb 45 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 46 Human Resources and Compensation Committee Composition of the Human Resources and Compensation Committee The Committee is composed of seven independent members. All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. Furthermore, they are also members of other committees of the Board and this overlap provides for a strong link between the Committees’ risk oversight responsibilities. The following is a description of the education, skills and experience of each member of the Committee as at the date of this Information Circular that are relevant to the performance of his/her responsibilities as a member of the Committee, including skills and experience enabling the Committee to make decisions on the suitability of the compensation policies and practices of the Company: • Ms. Bruder is a retired Executive Vice-President, Operations at the Royal Bank of Canada where she was responsible for operations related to all personal and business clients in Canada delivered through more than 8,000 employees. In her corporate and board roles she gained extensive experience overseeing human resource matters including compensation design, performance management and talent/succession planning. • Mr. Carty spent 30 years in the airline business before retiring as Vice-Chairman and Chief Financial Officer of Dell, Inc. Mr. Carty has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise- wide personnel. Mr. Carty served as chair of the Human Resources Committee of Talisman Energy, Inc. until 2015 and is actively involved in human resources as chair of the board of directors of Porter Airlines, Inc., and past chair of the board of directors of Virgin America Inc. • Ms. Godin is Co-Chair of the board, Executive Vice-President, Strategic Planning and Corporate Development of CGI where she collaborates with the CGI board to set the strategic direction of the company and maintain equilibrium among CGI’s three stakeholders — clients, employees (whom CGI calls members) and shareholders — to ensure each stakeholders’ long-term success. She also oversees the ongoing development of the CGI Management Foundation, which includes the key elements and best practices that define and guide the company’s actions, along with leading CGI’s strategic planning, marketing & communications and mergers & acquisitions functions. Previously Ms. Godin was Vice-Chair of the board and Executive Vice-President, Chief Planning and Administration Officer, where Ms. Godin oversaw a number of functions across the company, including global security and global human resources. • Ms. McKenzie has more than 30 years of experience in the energy sector in the areas of management, finance, accounting, compensation and corporate governance. She was a founder and the Chief Financial Officer of Range Royalty Management Ltd., a private entity focused on acquiring oil and natural gas royalties in Western Canada from 2006 to 2014 and the Chief Financial Officer of Profico Energy Management Ltd., a private exploration and production company, from 2000 to 2006. Ms. McKenzie has served on both public and private boards since 2006. She currently serves as a director of PrairieSky Royalty Ltd and InterPipeline Limited. Ms. McKenzie obtained her ICD.D designation from the Institute of Corporate Directors in 2013. • Mr. Lynch, chair of the Committee, held various senior positions in the Government of Canada, including Clerk of the Privy Council, Secretary to the Cabinet and Head of the Public Service of Canada where he was responsible for the overall management of 263,000 employees in 80 departments and agencies of the Canadian government. Mr. Lynch was a member of the Leadership Council of the Bank of Montreal and, until 2020, chair of the board of directors of SNC‑Lavalin Group Inc. He was chair of the Corporate Governance Committee and a member of the Human Resources Committee of Empire Company Limited (Sobeys) until 2017. • Mr. Phillips served as President and Chief Executive Officer of various companies, including Dreco Energy Services, Ltd., PTI Group, Inc., and British Columbia Railway Corporation where he gained in-depth exposure to human resources and compensation matters. He currently serves on the Human Resources and Compensation Committee of Canadian Western Bank and West Fraser Timber Co. Ltd. Mr. Phillips was inducted as a fellow of the Institute of Corporate Directors in June 2017. • Ms. Stein has served as the Executive Vice-President, Corporate & Legal Affairs and General Counsel of Mondelēz International since January 2021 and served, prior to that time, as Executive Vice- President — General Counsel & Corporate Affairs of The Clorox Company and Senior Vice-President and General Counsel of H.J. Heinz Company. In her role as general counsel for three Fortune 500 companies, she has worked closely with the board of directors, the Chief Executive Officer and the head of human resources, Ms. Stein has gained extensive experience and expertise in a large variety of human resources and compensation matters, such as succession planning, talent development, and inclusion and diversity. Ms. Stein has also engaged with shareholders and advisory groups on various human capital matters and has had responsibility for the ESG agenda at two Fortune 500 companies. She has served on the compensation committees of three public company boards, including CN. The following table summarizes the human resources and compensation-related experience of the Committee members: AREA OF EXPERIENCE NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG OR STRONG EXPERIENCE Membership on HR committees 7/7 100% Organizational exposure to the HR function 7/7 100% Leadership and succession planning, talent development 6/7 86% Approval of employment contracts 6/7 86% Development/oversight of incentive programs 6/7 86% Oversight of stress-testing of incentive programs vs. business/operating performance 7/7 100% Pension plan administration/oversight 4/7 57% Interpretation and application of regulatory requirements related to compensation policies and practices 5/7 71% Engagement with investors and investor representatives on compensation issues 5/7 71% Oversight of financial analysis related to compensation policies and practices 7/7 100% Exposure to market analysis related to compensation policies and practices 6/7 86% Drafting or review of contracts and other legal materials related to compensation policies and practices 4/7 57% Oversight of labour matters 5/7 71% Statement of Executive Compensation CN-35 Circulaire 2021 EN.indb 46 CN-35 Circulaire 2021 EN.indb 46 2021-03-17 01:27 2021-03-17 01:27

CN | Management Information Circular 2021 47 Mandate of the Human Resources and Compensation Committee The responsibilities of the Committee include: • ensuring that appropriate mechanisms are in place regarding succession planning for the executive management positions, including that of the President and Chief Executive Officer; • reviewing the President and Chief Executive Officer and his direct reports’ performance assessment; • reviewing leadership and talent management for the key positions of the Company; • overseeing the identification and management of risks associated with CN’s compensation policies and practices and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks; and, (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN; • overseeing the selection of any benchmark group used in determining compensation or any element of compensation and reviewing disclosure on such group; • retaining outside advisors to assist in the performance of its functions and responsibilities, including compensation consultants, independent legal counsel or other independent advisors, and overseeing their work; • evaluating the independence of compensation consultants in accordance with applicable NYSE listing standards or other applicable laws, rules or regulations; • recommending to the Board the President and Chief Executive Officer and his direct reports’ compensation; and • reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives. The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/ Governance. Finally, the Committee met eight (8) times in 2020 and held in camera sessions during each meeting. The report of the Committee, set forth in Schedule B to this Information Circular, outlines the major subject areas reviewed by the Committee during the year. Talent Management, Diversity and Succession Planning Effective talent management, leadership development, succession planning, diversity, and employee engagement are priorities for the Board and the Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that the Company has an appropriate pipeline of potential diverse successors at the executive and management levels. CN prepares talent for broader and more complex roles by differentiating development needs and providing meaningful and where possible, cross-functional experiences. When required, the Company also supplements with external hiring to address talent gaps and acquire critical skills. The Committee reviews, on a regular basis, updates on the talent management, diversity and leadership development of each function. Throughout the year, the Committee also conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CN. The Company integrates a more precise approach for key talent in an effort to prepare them for broader and more complex roles in an expedited manner while also developing critical leadership capabilities. A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive team is conducted annually, and specific customized plans to address identified gaps are addressed and implemented. As CN’ s long-term strategic plan is rolled out, leadership development will be key to the success and implementation. In order to ensure the successful alignment with the Company’s strategic goals, the compensation programs will be a key component linking shareholder returns with management’s performance. CN has also created the position of Director Diversity, Equity and Inclusion providing a more focused and disciplined approach on delivering on our diversity and inclusion strategy. CN regularly hones its career development program to provide targeted training and practical work experience that will reinforce the development of talent. The Committee is satisfied that the proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success. Independent Advice The Committee retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee retains the services of Hugessen for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. The fees invoiced by Hugessen in 2020 totalled approximately C$103,100. Services performed by Hugessen were compensation-related services provided directly to the Committee. The Committee also reviewed the independence of Hugessen and evaluated its performance for 2020. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that, on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of Hugessen’s total fees. Since 2007, the Board has adopted a policy to the effect that the Chair of the Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform executive compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for management. Executive Compensation – Related Fees SERVICES RENDERED IN 2020 (C$) SERVICES RENDERED IN 2019 (C$) EXECUTIVE COMPENSATION – RELATED FEES ALL OTHER FEES EXECUTIVE COMPENSATION – RELATED FEES ALL OTHER FEES Hugessen 103,100 0 388,700 0 Statement of Executive Compensation CN-35 Circulaire 2021 EN.indb 47 CN-35 Circulaire 2021 EN.indb 47 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 48 Executive Summary Named Executive Officers This Compensation Discussion and Analysis (“CD&A”) section covers executive compensation for the year ended December 31, 2020, and focuses on the following Named Executive Officers (“NEO”) who appear in the compensation tables: Jean-Jacques Ruest President and Chief Executive Officer (“President and CEO”) Ghislain Houle Executive Vice-President and Chief Financial Officer (“CFO”) Robert Reilly Executive Vice-President and Chief Operating Officer (“COO”) Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer (“CLO”) Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer (“CITO”) Dominique Malenfant joined CN in September 2020 as Executive Vice- President, Chief Information and Technology Officer. Compensation Framework The Company follows a comprehensive executive compensation program for NEOs which includes: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The first three elements define total direct compensation. The objective of CN’s compensation program is to attract, retain and engage top talent by ensuring that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards. Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company’s executive compensation policy. The policy aims to position target total direct compensation between the median and the 60th percentile of the executives’ respective comparator groups. For the President and Chief Executive Officer, and the NEOs, the comparator group consists of select Class I Railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited). For all other executives, the comparator group is comprised of a broad sample of U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. CN generated revenues of C$13.8 billion in 2020. For executives in group or division level positions, a complete sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executives. More information on the comparator groups can be found on page 51. In December 2020, as part of the annual compensation review process, Willis Towers Watson provided an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Willis Towers Watson reported that the overall aggregate positioning of the total direct compensation of executives is aligned with the comparator group of CN. In January 2021, a vertical pay ratio analysis was conducted and presented to the Committee, as additional information, when reviewing the 2021 compensation recommendations. The vertical pay ratio analysis consists at comparing the total direct compensation of each NEO to the median annual total direct compensation for all CN employees. This analysis provides additional context when the Committee reviews the compensation programs of the Company. Decision Process The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board. Neither the President and CEO nor the other NEOs have employment contracts. 2020 Base Salary The b ase s alaries of the President and CEO and the NEOs are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S. denominated salaries in equivalent positions within the comparator group. As part of the annual compensation review of the NEOs, base salaries were set with reference to the median of the applicable comparator group. Salary increases reflect market competitiveness, leadership abilities, retention considerations and succession plans. For more information on base salaries, please refer to page 52. 2020 Annual Bonus Results The Corpor ate Financial component accounted for 70% of the annual incentive bonus of executives and senior management employees. In 2020, changes were made to the AIBP to further enhance the link between corporate financial results and payouts. The changes included reducing the number of measures in the Corporate Financial component from five measures to three (revenue, operating income and free cash flow), and modifying the performance ranges relating to the three financial measures to provide a more balanced payout range  by increasing the performance targets to be met for the maximum performance level and by introducing a new payout threshold level. The Board is of the view that the chosen corporate financial performance measures and objectives are appropriate for a capital- intensive business such as CN. 2020 has been an unprecedented year which significantly impacted CN and its customers. The early part of the year was impacted by illegal rail blockades unrelated to CN’s activities, followed by the COVID-19 pandemic which forced major economies to lockdown in response to this unprecedented spread of the virus. The Board, after carefully reviewing the impact of the extraordinary global pandemic, for the bonus determination under the AIBP , excluded all government support related to the pandemic received by CN, as well as CN expenses directly associated with the Company’s pandemic response. Similarly, the financial impacts of the illegal rail blockades, which were outside of the control of the Company, were removed for the bonus determination under the AIBP. Consequently, the resulting corporate financial bonus factor was 19.92% (compared to 17.16% had the discretionary adjustments not been made, as per plan). The table showing the 2020 Corporate Financial performance objectives, as approved by the Board in January 2020, and the 2020 results can be found on page 54. The Corporate Safety component accounted for 10% of the annual incentive bonus of executives and senior management employees and was subject to the achievement of challenging corporate safety accident and injury performance ratios. Similar to the Corporate Financial component, changes were made to the performance ranges relating to the two safety measures to provide a more balanced payout range by increasing the performance targets to be met for the maximum performance level and by introducing a new payout threshold level. Both Federal Railroad Administration (“FRA”) injury and accident ratios improved in 2020, and resulted in a corporate safety bonus factor of 138.75%. Except as noted below, the Corporate Safety performance was then prorated to reflect the Corporate Financial factor of 19.92%. The table showing the 2020 Corporate Safety performance objectives, as approved by the Board in January 2020, and the 2020 results can be found on page 54. Compensation Discussion and Analysis Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 48 CN-35 Circulaire 2021 EN.indb 48 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 49 The r emaining 20% of the annual incentive bonus for executives and senior management employees was based on individual performance that, as in previous years, considered the strategic and operational priorities for CN. The individual bonus factors for the NEOs were reviewed and approved by the Committee and the resulting average Individual bonus factor of all NEOs was 128%. Similar to the Corporate Safety component, the individual performance factor was also adjusted to reflect the Corporate Financial bonus factor of 19.92% for the NEOs. The Individual bonus factor, along with the Corporate Financial and Safety bonus factors, served as the basis for calculating the annual incentive bonus payouts set out in the Summary Compensation Table on page 65. The overall bonus payouts for the NEOs was approximately 22% of the target bonus in 2020. Considering the commitment and relentless efforts of our management employees during this unprecedented year, the Board authorized an exception to the AIBP terms to not prorate the Corporate Safety and Individual payout level for management employees in 2020, excluding the NEOs who were not covered by the exception. As such, the Corporate Safety and Individual components, which have a combined weight of 30% at target in the AIBP , were paid independently of the Company’s Corporate Financial component to all management employees with the exception of the NEOs. The Board authorized this exception to support greater engagement and retention, and to recognize the outstanding contribution of all management employees in the extraordinary circumstances of the pandemic. Moreover, this decision is aligned with the changes approved by the Board to the AIBP for 2021 and beyond to remove proration on the Corporate Safety and Individual payout levels at the same rate as the Corporate Financial payout level when payout is below 100%, all with the view to support employee engagement on safety and strategic initiatives. 2020 Long-Term Incentives In deter mining the appropriate long-term incentive fair value of LTI granted to NEOs, the Committee considered external market data, as well as other factors such as individual performance, retention risk and succession plans, and the Company’s compensation policy. The fair value of LTI grants for NEOs is determined with reference to the 60th percentile of the applicable comparator group. To align with mid- and long-term business performance and shareholder value creation, long-term incentives consist of a combination of PSUs and stock options, respectively weighing 55% and 45% of the long-term incentive fair value granted (1). In order to further align with shareholders’ return and interest, design changes to long-term incentive plans were implemented in 2020, including the increased weighting on Relative TSR in the PSU from 30% to 40% and the extension of the vesting period for stock options from four to five years. The payout of PSUs granted in 2020 to NEOs is subject to two distinct performance measures. 60% of the PSU award is subject to the achievement of an ROIC performance for the period ending on December 31, 2022, and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 40% is subject to CN’s Relative TSR measured against two comparator groups: i) selected Class I Railroads and ii) S&P/TSX 60 companies for the same period ending on December 31, 2022. The stock options granted in 2020 are conventional and vest over five years at a rate of 20% at each anniversary date. Stock options have a 10-year term. The table summarizing the performance objectives and payout condition of the 2020 PSU award can be found on page 56. 2018 Performance Share Units Award Payout The Committee reviewed the vesting of the 2018 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. With respect to the payment of the 2018 awards (that vested at the end of 2020), the Board applied the same principle as described in the AIBP section above, to calculate the ROIC performance measure, resulting in an associated impact of less than 1% on the ROIC result. ROIC PSUs: The Company achieved a three-year average ROIC to December 31, 2020, of 15.15%. In accordance with the plan rules and considering the achievement of the minimum average closing share price condition, a performance vesting factor of 110.8% (compared to 109.6% had the discretionary adjustments not been made) was applied for the ROIC PSUs awarded in 2018. Relative TSR PSUs: The Company delivered a TSR of 43.68% (2) over the period from January 1, 2018 to December 31, 2020, resulting in an overall performance vesting factor of 99%, reflecting the weighted average performance vesting factor of both measures (0% for Class I Railways and 198% for S&P/TSX 60). PSUs were settled on February 25, 2021 in CN common shares purchased on the open market to encourage share ownership among participants, subject to compliance with the other conditions of the award agreements. The table illustrating the 2018 PSU performance objectives and results can be found on page 57. Non-Compete, Non-Solicitation and Non-Disclosure The r ailroad industry operates in a highly competitive market. In recent years, the Company has continued in its efforts to protect its interests and its confidential information. Accordingly, the Company’s long-term incentive award agreements, as well as its non-registered pension plans, contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive clauses. Payouts under the long-term incentive plans or the non-registered pension plans are conditional upon current or former employees continuing to comply with these restrictive commitments for a period of two years following their termination of employment or retirement from the Company. Further details related to CN’s non-compete and non-solicitation provisions are available on page 58. Risk Mitigation in Our Compensation Program The Company has a formalized compensation policy to guide compensation program design and decisions. Many of the characteristics inherent in the Company’s executive compensation program encourage the right behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics: • Appropriate balance between fixed and variable pay, as well as short- and long-term incentives; • Multiple performance measures to be met or exceeded in the AIBP; • Inclusion of a safety component in the AIBP; • Inclusion of a strategic component in the AIBP for 2021, which includes ESG metrics; • Capped incentive payout opportunities with no minimum guaranteed payout; • The higher weighting on Relative TSR in the PSUs strengthen alignment between executive pay and shareholders return; • Cannot engage in hedging activity or in any form of transactions in publicly-traded options on CN securities; (1) The weighting of the 2020 long-term incentive grant value for the President and Chief Executive Officer was different (69% PSUs and 31% Stock Options) to reflect stock option distribution requirements which limit the number of stock options, as per stock exchanges rule, that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. (2) Relative TSR performance is calculated using the CNR 20-day share price average immediately prior to January 1, 2018 (including dividend reinvestment) and the CNR 20-day share price average for the period ending on December 31, 2020 (including dividend reinvestment). The same calculation is used for all companies part of both comparator groups. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 49 CN-35 Circulaire 2021 EN.indb 49 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 50 • Ex ecutive compensation clawback policy is in place and was amended in 2017 to allow the clawback of bonus or incentive based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement; • St ock ownership guidelines apply to executives and senior management employees, including post-employment constraints for the President and CEO; and • The Committee retains the services of an independent executive compensation consultant. A complete list and description of these risk-mitigating features is available on page 59. In December 2020, following an annual review of the Company’s compensation policy, programs and practices, Willis Towers Watson concluded again this year that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusions of the risk assessment report from Willis Towers Watson and, in its own assessment, determined that proper risk mitigation features are in place within the Company’s compensation program. Executive Compensation Policy Objectives The Company’s executive compensation policy and programs are designed to ensure that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviour. A significant proportion of executive incentive compensation is, as a result, tied to key corporate objectives that play a critical role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive in order to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features. Total Cash Compensation Total Direct Compensation Executive Compensation Total Indirect Compensation Pension Benefits and Executive Perquisites Variable Incentive Long-Term Incentives • Performance Share Units (ROIC and Minimum Share Price Condition and Relative TSR Performance) • Stock Options Annual Incentive Bonus • Corpor ate Financial Objectives • Corporate Safety Objectives • Individual Objectives Variable Incentive Base Salary Fixed Compensation The ex ecutive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and, v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements. Compensation Policy The Company’s Executive Compensation Policy The executive compensation policy aims to target total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. Base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of long-term incentives is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels. Compensation Decisions and Process The compensation is determined as part of an annual process followed by the Committee and outlined in the chart below: Step 1 – September to January • Business plan review and approval by the Board • Definition of performance criteria and targets based on Business Plan Step 2 – December • E valuation of the individual performance assessment for the NEOs • Review of compensation benchmark, and pay positioning • Annual review of risk and assessment of risk mitigation features Step 3 – January • Re view of annual and long-term incentive payouts for the prior year • Review of compensation programs and annual compensation adjustments • Review of new annual targets and long-term incentive awards and performance-vesting conditions • Stress-testing of incentive grants Step 4 – March to October • Monit oring and evaluation of progress and performance of compensation programs • Talent management reviews The Committee reviews benchmark information in December each year, and approves compensation adjustments in January of the following year by taking into consideration comparator group practices, economic outlook, individual performance, leadership abilities, retention considerations and succession planning. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 50 CN-35 Circulaire 2021 EN.indb 50 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 51 The Committee reviews and recommends for approval by the Board the performance targets related to both the AIBP and the PSUs in January. Aside from the Relative TSR targets, these targets are derived from CN’s annual business plan, which is prepared by management and reviewed with the full Board during the Strategic Planning Committee meeting. Business planning is an extensive process during which Management examines with the Board the economic, business, regulatory and competitive conditions which affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. The Board and Committee also have open access to executive management throughout the year, should they wish to discuss specific business issues or seek clarification. The Board and the Committee are therefore confident that they have detailed visibility of the Company’s financial performance and that they are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen. The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board in January for the then current year. In determining the appropriate long-term incentive fair value granted to each NEO, the Committee considered external market data, as discussed in the “Benchmarking Using Comparator Groups” section, as well as other factors such as individual performance, leadership, and talent retention. Benchmarking Using Comparator Groups The median and 60th percentile competitive pay levels are determined using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the President and CEO and the NEOs, the Company considers a comparator group of North American companies comprised of the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation, and Canadian Pacific Railway Limited. These companies are similar in terms of industry and complexity, including size, revenue, capital investment, and market capitalization and directly compete with CN for key talent. Furthermore, half of CN’s Relative TSR performance indicator for the PSUs is measured against the same comparator group (please refer to page 55 for a description of the plan). The following table shows CN’s positioning relative to the primary comparator group for the President and CEO and the NEOs. Data is as at December 31, 2020. COMPARATOR GROUP REVENUE (MILLIONS) NET INCOME (MILLIONS) MARKET CAPITALIZATION (MILLIONS) AVERAGE NUMBER OF EMPLOYEES Union Pacific Corporation U.S.$19,533 U.S.$5,349 U.S.$139,800 30,960 CSX Corporation U.S.$10,583 U.S.$2,765 U.S.$69,200 19,630 Norfolk Southern Corporation U.S.$9,789 U.S.$2,013 U.S.$59,900 20,029 Canadian Pacific Railway, Limited C$7,710 C$2,444 C$58,800 12,168 AVERAGE (1) C$15,311 C$4,007 C$100,200 20,697 Canadian National Railway Company C$13,819 C$3,562 C$99,400 23,786 RANK (1) 3 3 2 2 (1) Values were converted into Canadian dollars using the 2020 average exchange rate of U.S.$1.00 = C$1.3415, except for the market capitalization where the December 31, 2020 exchange rate of U.S.$1.00 = C$1.2725 was used. The comparator group used for the benchmarking of compensation for all executives other than the President and CEO and the Executive Vice-Presidents is a broad sample of comparably-sized U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. For executives in group or division level positions, a complete sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. The Committee also considers data from this sample for the President and CEO and the Executive Vice-Presidents for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above- mentioned Class I Railroads. Components of the 2020 Executive Compensation Program The following table summarizes the components of the Company’s executive compensation program, which is driven by the executive compensation policy and weighted towards variable, “pay-for-performance” elements. Each component is then further detailed in this section. COMPONENT AND FORM 2020 DESIGN SUMMARY OPPORTUNITY RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE Base Salary Cash Fixed rate of pay Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations Set with reference to median of the respective comparator group Provides for a balanced mix of pay components (fixed vs. variable) Use of external advisor and peer group analysis Provide competitive level of fixed compensation Recognize sustained individual performance Reflect increase in role responsibility and/or growth in role Annual Incentive Bonus Cash-based performance pay Annual awards based on achievement of three pre-determined corporate financial performance objectives (70%), two pre-determined corporate safety performance objectives (10%) and individual performance (20%) Performance period: 1 year Target is 140% of base salary for the President and CEO and 80% for the other NEOs. Maximum payout is limited to 2.0 times the target For other eligible management employees, target is based on grade level with a maximum payout limited to 1.5 or 2.0 times the target Use of multiple performance measures Plan targets reviewed and approved annually based on in-depth review of annual business plan Payout trigger based on corporate performance Increased diversification with the safety component Payouts are capped No guaranteed minimum payout Payouts subject to a clawback policy Payouts for executives and senior management employees are subject to a three-month notice period in the year of retirement Reward the achievement of a balanced set of annual corporate financial performance objectives Reward the achievement of a set of annual corporate safety performance objectives Reward the achievement of personal objectives aligned with each employee’s area of responsibility and role in realizing operating results Drive superior corporate financial and safety as well as individual performance Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 51 CN-35 Circulaire 2021 EN.indb 51 2021-03-17 01:27 2021-03-17 01:27

CN | Management Information Circular 2021 52 COMPONENT AND FORM 2020 DESIGN SUMMARY OPPORTUNITY RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE Long-Term Incentives Performance- based share units payable in equity, purchased in the market PERFORMANCE SHARE UNITS (55%) 60% of the PSU value is subject to the attainment of three-year average ROIC targets and to the attainment of a minimum average closing share price established at the beginning of the cycle 40% of the PSU value is subject to CN’s relative performance against selected Class I Railroads and S&P/TSX 60 companies In the case of retirement, employees must remain in active and continuous service until March 31 of the year following the year in which the grant was made to be eligible for payout Performance period: Three years Long-term incentive grant date fair value determined with reference to the 60th percentile of the applicable comparator group PSU performance vesting factor capped at 200% Significant weighting towards long-term incentive compensation Overlapping multi-year performance periods Mix of financial, market and relative performance measures PSU payouts are capped and there is no minimum guaranteed payout Payouts subject to a clawback policy Payouts subject to non‑compete provisions Align management interests with shareholder value growth and total return relative to comparable groups Reward the achievement of sustained financial performance Contribute to retention of key talent Recognize individual contribution and potential Increased alignment with Total Shareholder Return Stock options STOCK OPTIONS (45%) Conventional stock options that vest over five years at a rate of 20% per year In the case of retirement, employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout Performance period: Five-year vesting, ten-year term Pension Benefits Cash payments following retirement CANADIAN PENSION PLANS Defined Benefit Plan (1): Benefits payable calculated as a percentage of the five-year highest average earnings multiplied by pensionable service Pensionable service period for most defined benefit plans: Maximum of 35 years Defined Contribution Plan (2): Benefits based on the participant’s required and optional contributions and on Company-matched contributions Non-registered plans: Supplement to the registered plans and provide benefits in excess of the Canadian Income Tax Act limits Non-registered plans restricted to executives and senior management employees Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels) The EVP & COO and the EVP & CITO participate in a Defined Contribution Plan, which limits CN’s exposure to risk Payouts subject to non-compete for non-registered plans Provide an effective and attractive executive compensation program U.S. PENSION PLANS Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings (out of the last 10 years) multiplied by credited service Maximum of 35 years of credited service for most defined benefit plans Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay Defined Contribution Feature: Additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay Non-registered plans: Supplement to the registered plans and provide benefits in excess of IRS and Railroad Retirement Board limits Executive Perquisites Non-cash perquisites Healthcare and life insurance benefits, annual physical exam, club membership, company-leased vehicle, parking, financial counselling and tax services Competitive Use of corporate aircraft restricted to business‑related purposes (1) Applies to employees hired prior to 2006. (2) Applies to employees hired after 2005 or who have elected to convert from a defined benefit plan. Base Salary The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations, and succession plans. The base salaries of the President and CEO and the NEOs are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S.-denominated salaries of incumbents in equivalent positions within the comparator group. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 52 CN-35 Circulaire 2021 EN.indb 52 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 53 Annual Incentive Bonus Plan In addi tion to the NEOs, approximately 4,850 active management employees are eligible to participate in an annual performance-based bonus plan. Under the Company’s AIBP , minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the President and CEO, the Executive Vice-Presidents, the Senior Vice-Presidents and Vice-Presidents: POSITION MINIMUM TARGET (1) MAXIMUM (1) President and CEO 0% 140% 280% Executive Vice-Presidents 0% 80% 160% Senior Vice-Presidents 0% 65% 130% Vice-Presidents 0% 50/60% 100/120% (1) As a percentage of base salary as at December 31, 2020. The bonus payout received under the AIBP in 2020 for the executives depended on the achievement of corporate financial (70%), corporate safety (10%), and individual (20%) objectives. This design reflects the Company’s view that any short-term incentive should be tied both to the overall financial and operational performance of the Company and to those areas of its business that each employee can influence directly. The following illustrates the 2020 AIBP for the President and CEO: For 2020, the AIBP was amended following an extensive review to further enhance the link between the corporate financial results and the payouts: • The corporate financial performance of the AIBP was measured using three measures instead of five: Revenue, Operating Income and Free Cash Flow. • The performance ranges relating to the financial and operational measures of the corporate financial and safety components were modified to provide a more balanced payout range by increasing the performance targets to be met for the maximum performance level and by introducing a new payout threshold level. Under the terms of the AIBP, the performance factors for executives and senior management employees, which are applied to the annual target bonus payout, can range from 0% to 200% depending on the results compared to the pre-established objectives, as illustrated in the table below. AIBP COMPONENT BELOW THRESHOLD THRESHOLD TARGET MAXIMUM Corporate Financial Component Achievement (1) 0% 50% 100% 200% Corporate Safety Component Achievement (1) 0% 50% 100% 200% (1) Interpolation between points. The 2020 AIBP was comprised of the following components: 1. Corporate Financial Performance: 70% of t he bonus was linked to the achievement of a balanced set of three measures that directly contribute to the Company’s long- term financial growth and profitability. The Committee ensures that performance targets and conditions are directly aligned with the achievement of the Company’s corporate objectives as set out in the Company’s business plan, which is recommended by the Strategic Planning Committee and reviewed and approved by the Board. These corporate objectives are taken into account in establishing the Company’s targets under the AIBP. In addition, in setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company’s year-over-year financial performance and the Company’s current year targets in relation to the prior year’s results. In 2020, the Board assessed the Company’s corporate financial performance for 2020 against targets for revenues, operating income, and free cash flow. These measures were selected because they are quantifiable measures that play an important role in driving the organization’s profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business such as CN. The 2020 targets were approved by the Board in January 2020 based on the Company’s business and financial outlook at that time. Performance Objectives and Results – 2020 Annual Incentive Bonus Plan In J anuary 2020, the performance targets were set assuming an exchange rate of U.S.$1.00 = C$1.33. During the year, the actual average exchange rate was at U.S.$1.00 = C$1.34. At the end of 2020, AIBP targets under the financial corporate component were adjusted, as per plan, to take into consideration the foreign exchange and, in the case of Revenues, the difference between actual and forecasted oil and diesel prices with respect to the Company’s fuel surcharges. As a result of the unique circumstances of the COVID-19 pandemic in 2020, CN, similar to other large corporations, had to consider whether the use of discretion in the application of the AIBP was necessary and appropriate. The Board, after carefully reviewing the impact of the extraordinary global pandemic, for the bonus determination under the AIBP, excluded all government support related to the pandemic received by CN, as well as CN expenses directly associated with the Company’s pandemic response. Similarly, the financial impacts of the illegal rail blockades, which were outside of the control of the Company, were removed for the bonus determination under the AIBP. AIBP for the President and CEO Corporate Financial Performance Corporate Safety Performance Individual Performance 70% 10% 20% Corporate Financial Performance 35% Re venues 35% Oper ating Income 30% F ree Cash Flow Corporate Safety Performance 50% FRA Accident Ratio 50% FRA Injury Ratio Individual Performance 25% Oper ational and Service Excellence 25% T op Line Focus, Business Development and Evolving Strategy 20% Emplo yee Engagement, Talent Culture and Leadership Team Effectiveness 20% Stak eholder and Regulatory Engagement 10% Saf ety Culture Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 53 CN-35 Circulaire 2021 EN.indb 53 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 54 The following table compares the 2020 adjusted performance targets with the actual 2020 results as reported by the Company and adjusted. Corporate Financial Performance Objectives and Results - 2020 Annual Incentive Bonus Plan CORPORATE OBJECTIVES AS OF JANUARY 1, 2020 (1) CORPORATE OBJECTIVES AS ADJUSTED (2) (3) IN MILLIONS WEIGHT THRESHOLD (C$) TARGET (C$) MAXIMUM (C$) THRESHOLD (C$) TARGET (C$) MAXIMUM (C$) RESULTS 2020 (2) (4) (C$) WEIGHTED PERFORMANCE FACTOR Revenues 35% 14,920 15,305 15,690 14,657 15,042 15,427 13,894 0.00% Operating Income 35% 5,435 5,785 6,135 5,487 5,837 6,187 5,366 0.00% Free Cash Flow (5) 30% 2,800 3,120 3,440 2,847 3,167 3,487 2,952 19.92% Overall Performance Factor 19.92% (1) Corporate objectives assume an average exchange rate of U.S.$1.00 = C$1.33. (2) Corporate objectives and results reflect an actual average exchange rate of U.S.$1.00 = C$1.34. (3) Revenues target has been adjusted to reflect actual fuel surcharges invoiced to clients based on actual oil and diesel prices in 2020. (4) The calculation of Revenues, Operating Income and Free Cash Flow for the purposes of the bonus determinations under the AIBP, removes all government support related to the pandemic received by CN and items outside of management’s control, the material ones being the benefits related to the U.S. CARES Act, the U.S. and Canadian payroll tax payment postponements, the financial impact from the illegal rail blockades and the direct expenses related to the Company’s pandemic response. Consequently, the Company met its corporate financial objectives on the free cash flow measure, resulting in a corporate financial bonus factor of 19.92% (compared to 17.16 % had the discretionary adjustments not been made, as per plan). (5) Free cash flow is a non-GAAP measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies and as such, should not be considered in isolation. See the section entitled “Liquidity and capital resources – Free cash flow” in CN’s Management’s Discussion and Analysis included in the Company’s 2020 Annual Report for explanations of this measure. The Company believes that free cash flow is a useful measure of liquidity as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of business acquisitions, if any. For 2 020, the Company did not meet the Revenue and Operating Income threshold but met the threshold level for Free Cash Flow, resulting in an overall payout of 19.92% for the financial corporate component. 2. Corporate Safety Performance: 10% of the annual bonus target was linked to the Company’s safety performance. In 2020, the Board assessed the Company’s corporate safety performance against two safety performance measures with equal weighting: FRA accident and injury ratio. Under the terms of the AIBP, the performance factor for the corporate safety component can range from 0% to 200%. Corporate Safety Performance Objectives and Results – 2020 Annual Incentive Bonus Plan SAFETY OBJECTIVES AS OF JANUARY 1, 2020 WEIGHT THRESHOLD TARGET MAXIMUM RESULTS 2020 WEIGHTED PERFORMANCE FACTOR FRA Accident Ratio (per million of train miles) 50% 2.00 1.90 1.80 1.74 100.00% FRA Injury Ratio (per 200,000 person hours) 50% 1.80 1.60 1.50 1.69 38.75% Overall Performance Factor 138.75% Safety is paramount at CN and, as the Company continues to focus on its goal of becoming the safest railroad in North America, it maintained significant investments throughout 2020 in safety training, coaching, and employee involvement initiatives, with a focus on reducing injuries. CN recently established a new conductor training curriculum with a strong emphasis on commitment to safety and also provided a year long safety leadership program to over 300 leaders in the operation functions. For 2020, after considering the operational results against established safety targets, the Board confirmed the performance factor of 138.75% for the Corporate Safety component of the AIBP . The Corporate Safety component of the NEOs was prorated to reflect the Corporate Financial performance factor of 19.92%. 3. Individual Performance: 20% of the bonus was based on personal business-oriented objectives that considered the strategic and operational priorities related to each executive’s respective function, with a strong overall focus on: operations and service excellence, top line focus, mid- to long-term organic business development, and inorganic acquisitions and joint ventures, employee engagement, talent culture, leadership team effectiveness, stakeholder and regulatory engagement, and safety culture. The individual performance factor can range from 0% to 200% for NEOs, other executives and senior management employees. The individual performance factor for the President and CEO position is based on an individual assessment reviewed and approved by the Board. In 2020, the individual objectives of the NEOs included both quantitative measures and qualitative strategic and operational considerations related to their function. At year-end, the President and Chief Executive Officer reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined individual objectives and determined their individual bonus factor, subject to Committee review and Board approval. The Committee then reviewed and reflected on individual achievements against objectives for each NEO, as well as their overall leadership in meeting their function’s objectives. For 2020, the overall average individual bonus factor for the NEOs was 128%. Similar to the Corporate Safety component of the AIBP, the Individual component for the NEOs was prorated to reflect the Corporate Financial performance factor of 19.92%. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 54 CN-35 Circulaire 2021 EN.indb 54 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 55 The following formula illustrates how an eligible executive employee’s annual base salary (as at December 31, 2020), target payout (expressed as a percentage of base salary), corporate financial, corporate safety and individual performance factors interact in the determination of the actual annual bonus payout: Annual Bonus Payout Formula Corporate Financial Performance Corporate Safety Performance Individual Performance ANNUAL BASE SALARY XXX TARGET PAYOUT 70% CORPORATE FINANCIAL PERFORMANCE FACTOR ANNUAL BASE SALARY ANNUAL BASE SALARY XXXX TARGET PAYOUT 20% X CORPORATE FINANCIAL PERFORMANCE FACTOR WHEN BELOW 100% X INDIVIDUAL PERFORMANCE FACTOR XX TARGET PAYOUT 10% CORPORATE FINANCIAL PERFORMANCE FACTOR WHEN BELOW 100% CORPORATE SAFETY PERFORMANCE FACTOR The average bonus payout for the NEOs, (consisting of the corporate financial performance factor, the corporate safety performance factor, and the individual performance factor) was 22% of target bonus in 2020. The actual payouts are reported in the Summary Compensation Table on page 65, under the column “Non-equity incentive plan compensation — Annual incentive plans”. Considering the commitment and relentless efforts of our management employees during this unprecedented year, the Board authorized an exception to the AIBP terms to not prorate the Corporate Safety and Individual payout level for management employees in 2020, excluding the NEOs who were not covered by the exception. As such, the Corporate Safety and Individual components, which have a combined weight of 30% at target in the AIBP , were paid independently of the Company’s Corporate Financial component to all management employees with the exception of the NEOs. The Board authorized this exception to support greater engagement and retention, and to recognize the outstanding contribution of all management employees in the extraordinary circumstances of the pandemic. Moreover, this decision is aligned with the changes approved by the Board to the AIBP for 2021 and beyond to remove proration on the Corporate Safety and Individual payout levels at the same rate as the Corporate Financial payout level when payout is below 100%, all with a view to support employee engagement on safety and strategic initiatives. Long-Term Incentives The Boar d considers a number of factors to assess the Company’s long- term incentive strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of different long-term incentive vehicles. Since 2005, the Board has elected to grant a combination of stock options and PSUs to NEOs, as well as to executives and senior management employees. LTI values disclosed in the Summary Compensation Table on page 65 are calculated using the Willis Towers Watson expected life binomial methodology. The same valuation methodology is also used for benchmark and grant purposes, ensuring consistency. This valuation methodology provides for precise and comparable compensation information. The Company uses a rolling three-year valuation factor to limit year-over-year fluctuations of the valuation factor for both stock options and PSUs. PSUs and stock options are weighted 55% and 45% of the long-term incentive award value, respectively, except for the President and CEO position. The long-term award for the President and CEO has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the Management Long-Term Incentive Plan (“MLTIP”) and the stock exchanges rule (please refer to page 71 for a description of the plan). 45% Stock Options 55% PSUs 50% S&P/TSX 60 50% Selected Class I Railroads 60% ROIC + Minimum Share Price Conditions 40% Relative TSR Performance As par t of the review conducted in 2019, the Committee reviewed the compensation programs and the Board approved the following changes to the LTI Plan, effective January 1, 2020, thus impacting LTI awards made in 2020 and after: • Increase the weighting of the Relative TSR component of the PSUs (increased from 30% to 40%), providing a balanced approach and reinforcing the link to shareholder return; • Increase the vesting period for stock options from four years to five years to enhance retention; and • Increase the time period during which stock options may be exercised upon retirement from three to four years following the retirement date to align with the extended vesting period of the stock options through retirement. The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board, which occur each year in January. In order to determine each NEO’s LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation policy and the value of LTIs granted by the applicable comparator group (please refer to section “Benchmarking Using Comparator Groups” on page 51). The Committee does not consider previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based. The Board may also, at its discretion, approve additional grants of PSUs and stock options to NEOs during the year. The exercise price of the stock options granted is equal to the closing price of the Company’s common shares on the TSX or the NYSE on the grant date. A minimum active service condition exists for stock options and PSUs to support the retention of key talent approaching retirement. An employee must remain in active service until December 31 of the year of the grant for stock options and until March 31 of the year following the year of grant for PSUs. Should an executive, including NEOs, or other management employees retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement would be forfeited. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 55 CN-35 Circulaire 2021 EN.indb 55 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 56 Performance Share Units: 2020 Award The obj ective of the PSUs is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. PSUs vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2020 is included in the Summary Compensation Table on page 65, under the Share-Based Awards column. The vesting of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and the payout can range from 0% to 200%. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. PSUs will be settled in CN common shares purchased on the open market. PSUs awarded in 2020 are subject to the following two performance measures: 1. ROIC PSUs Sixty p ercent (60%) of the PSU award value is subject to the achievement of a target related to the Company’s average three-year ROIC over the plan period and the payment will be conditional upon meeting a minimum average closing share price during the last three months of 2022. The ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC performance objectives are based on CN’s business plan. The 2020 ROIC objective considers the increased capital investments recently deployed increasing capacity and enabling growth, such as track infrastructure expansion and investment in technology to improve safety performance, operational efficiency and customer service. The above combined with the cumulative impact of prior years earnings and the average investment base resulted in a reduction of the expected average ROIC for the three-year period ending on December 31, 2022. ROIC PSUs granted in 2020 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below: ROIC PSUs performance measure OBJECTIVE PERFORMANCE VESTING FACTOR (1) PERFORMANCE OBJECTIVE: Average ROIC for the three-year period ending on December 31, 2022 Below 12.5% 0% 12.5% 50% 13.5% 100% 15.0% 125% 15.5% 150% 16.0% and above 200% PAYOUT CONDITION: Minimum average closing share price for the last three months of 2022 C$118.56 on the TSX or U.S.$90.06 on the NYSE (1) Interpolation applies between objectives. 2. Relative TSR PSUs Forty per cent (40%) of the PSU award value is subject to CN’s Relative TSR measured against two equally-weighted comparator groups: i) selected Class I Railroads, and ii) S&P/TSX 60 companies. Relative TSR performance measures CN’s share price appreciation, inclusive of dividends, over the three-year plan period against the companies within each comparator group. Relative TSR PSUs awarded in 2020 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below: TSR relative to S&P/TSX 60 CNR PAYOUT (1) 75th Percentile and above 200% 50th Percentile 100% 25th Percentile 50% Less than the 25th Percentile 0% (1) Interpolation between points. TSR relative to Selected Class I I railways CNR PAYOUT 1st 200% 2nd 150% 3rd 100% 4th 50% 5th 0% The gr ant date fair value of the PSUs awarded to each NEO in 2020 is included in the Summary Compensation Table on page 65, under the “Share-Based Awards” column. Performance Share Units: 2018 Award Payout The Committee reviewed the vesting of the 2018 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. With respect to the payment of the 2018 awards (that vested at the end of 2020), the Board applied the same principle, as described in the AIBP section above, upon calculating the financial results pertaining to the ROIC performance measure, with an associated impact of less than 1% on the ROIC result. ROIC PSUs: The Company achieved a three-year average ROIC to December 31, 2020, of 15.15%. In accordance with the plan rules and considering the achievement of the minimum average closing share price condition, a performance vesting factor of 110.8% (compared to 109.6% had the discretionary adjustments not been made) was applied for the ROIC PSUs awarded in 2018. Relative TSR PSUs: The Company delivered a TSR of 43.68% (1) over the period from January 1, 2018 to December 31, 2020, resulting in an overall performance vesting factor of 99%, reflecting the weighted average performance vesting factor of both measures (0% for Class I Railways and 198% for S&P/TSX 60). PSUs were settled on February 25, 2021 in CN common shares purchased on the open market to encourage share ownership among participants, subject to compliance with the other conditions of the award agreements. (1) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2018 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2020 (including dividend reinvestment). The same calculation is used for all companies part of both comparator groups. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 56 CN-35 Circulaire 2021 EN.indb 56 2021-03-16 17:45 2021-03-16 17:45

Performance Objectives and Results – Performance Share Units – 2018 Award

ROIC PSUs – 70% of the grant value:

	OBJECTIVE	PERFORMANCE VESTING FACTOR[1]	RESULTS
PERFORMANCE OBJECTIVE:	Below 13.5%	0%	15.15%[2] translating into a payout factor of 110.8%
Average ROIC for the three-year period ended on December 31, 2020	13.5%	50%	
	14.5%	100%	
	16.0%	125%	
	16.5%	150%	
	17.0% and above	200%	
PAYOUT CONDITION: Minimum average closing share price for the last three months of 2020	C$102.88 on the TSX or U.S.$80.71 on the NYSE		C$140.62 U.S.$108.04

(1) Interpolation applies between objectives.
(2) The calculation of the Average ROIC, as per plan, removes deferred income taxes resulting from various tax enactments and the loss on assets for sale. Similar to the AIBP, all government support related to the pandemic received by CN and items outside management's control were removed from the calculation, the material ones being the benefits related to the U.S. CARES Act, the U.S. and Canadian payroll tax payment postponements, the financial impact from the illegal rail blockades and the direct expenses related to the Company's pandemic response. Consequently, the resulting ROIC was 15.15% (compared to 15.08% had the discretionary adjustments not been made, as per plan).

Relative TSR PSUs – 30% of the grant value:

TSR relative to S&P/TSX 60 (15% of the grant value)

CNR	PAYOUT[1]	RESULTS
75th Percentile and above	200%	43.68%[2] TSR resulting in the 74.5th percentile and translating into a payout factor of 198%
50th Percentile	100%	
25th Percentile	50%	
Less than the 25th Percentile	0%	

(1) Interpolation applies between objectives.
(2) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2018 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2020 (including dividend reinvestment). The same calculation is used for all companies part of both comparator groups.

TSR relative to selected Class I Railways (15% of the grant value)

CNR	PAYOUT	RESULTS
1st	200%	43.68%[1] TSR resulting in the 5th place ranking and translating into a payout factor of 0%
2nd	150%	
3rd	100%	
4th	50%	
5th	0%	

(1) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2018 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2020 (including dividend reinvestment). The same calculation is used for all companies part of both comparator groups.

The value vested during the year for each NEO is included in the table "Incentive Plan Awards – Value Vested or Earned During the Year", and under the "Share-Based Awards – Value Vested During the Year" column on page 70.

Stock Options

Stock options were granted in 2020 to NEOs and other designated employees pursuant to the MLTIP. Please refer to page 71 for details of the MLTIP. The stock options granted in 2020 vest over five years at a rate of 20% at each anniversary date and have a ten-year term. Grants were made in the currency of the recipient's salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised.

The grant date fair value of the stock options awarded to NEOs in 2020 is included in the Summary Compensation Table on page 65, under the "Option-Based Awards" column.

Executive Perquisites

NEOs are eligible to receive perquisites and personal benefits in accordance with the Company's policy and in line with general market practice. These typically include the use of a Company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance, and an annual executive physical exam. Other executives and senior management employees are also eligible to receive select perquisites; the type and value of the perquisites are generally determined by the grade of the employee's position. All executives must comply with the aircraft utilization policy, which restricts the usage of the corporate aircraft to business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed.

Employee Share Investment Plan

The Employee Share Investment Plan ("ESIP"), available to all Company employees, provides the opportunity to participate in CN's ownership through the purchase of CN common shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Since January 1, 2019, Company contributions to the ESIP are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Over 80% of CN's employees are shareholders of the Company through participation in the ESIP, and in 2020, all NEOs participated in the ESIP.

On May 25, 2020, the Company suspended the 35% match in an effort to curb expenses during the pandemic. The 35% match was reinstated on October 1st, 2020.

The value of the Company match received by NEOs in 2020 under the ESIP is indicated in the "Details of the All Other Compensation Amounts" table on page 68.

CN
Compensation Discussion and Analysis

57
CN | Management Information Circular 2021

CN | Management Information Circular 2021 58 Other Key Compensation Programs of the Company Stock Ownership The Commi ttee strongly supports stock ownership by executives. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period (or a seven-year period for the lower level of senior management employees) to align the interests of executives with those of shareholders. As at December 31, 2020, 191 executives and senior management employees were subject to share ownership guidelines. Once executives and senior management employees have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company’s Voluntary Incentive Deferral Plan (“VIDP”). Stock options (vested or unvested) and unvested LTI grants are not considered towards the minimum level of stock ownership. The Company believes that its senior leaders have a very significant impact on CN’s financial and operational results as well as its long‑term growth. GUIDELINES (1) President and CEO 8 times base salary Executive Vice-Presidents 5 times base salary Senior Vice-Presidents 4 times base salary Vice-Presidents 2 to 2.5 times base salary Senior Management 1.5 times base salary (1) Stock ownership guidelines were increased on January 1, 2019 and all employees that were subject to stock ownership guidelines before such date were given an additional two years to comply with the increase in ownership guidelines. The Pr esident and CEO is also required to maintain his stock ownership guideline level until one year after cessation of employment. As at December  31, 2020, all NEOs achieved their share ownership requirements, with the exception of Mr. Reilly and Mr. Malenfant who were hired in June 2019 and in September 2020, respectively. They have five years from their date of hire to achieve the minimum stock ownership requirement level. Stock Ownership Status as at December 31, 2020 NAMED EXECUTIVE OFFICER NUMBER OF SHARES HELD (1) VALUE OF HOLDINGS (2) (C$) VALUE REQUIRED TO MEET GUIDELINES (3) (C$) HOLDINGS AS A MULTIPLE OF BASE SALARY (3) Jean-Jacques Ruest 344,567 48,218,706 9,122,200 42.3 x Ghislain Houle 137,109 19,187,033 4,158,650 23.1 x Robert Reilly (4) 713 99,777 4,024,500 0.1 x Sean Finn 70,455 9,859,473 4,024,500 12.2 x Dominique Malenfant (4) 179 25,049 3,923,888 0.0 x (1) Common shares and/or vested deferred share units as at December 31, 2020. (2) Value is based on the closing share price of the common shares on December 31, 2020, on the TSX (C$139.94). (3) U.S.$ salaries as at December 31, 2020, were converted to Canadian dollars using the average rate during the year (U.S.$1.00 = C$1.3415). (4) Mr. Reilly and Mr. Malenfant joined the Company in June 2019 and September 2020, respectively. Anti-Hedging Policy Under the Company’s Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly-traded options on CN securities. This relates to all forms of derivatives, including “puts” and “calls”. Change of Control Provisions The ML TIP and the Share Units Plan include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events: a) in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares; b) approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or c) approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company. The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or PSUs is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or PSUs which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board to take into account special circumstances. The definition of a resignation for good reason is included in the “Termination and Change of Control Benefits” table on page 75. Non-Compete/Non-Solicitation Provisions Non-compete and non-solicitation provisions are included in the PSU and stock option award agreements for all executives and other management employees. In 2010, the Board approved the inclusion of non-compete and non-solicitation provisions in certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees. Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a two-year period following termination of employment. Those commitments prohibit, as detailed in such provisions: a) the use of confidential CN information for any purpose other than performing his or her duties with CN; b) engaging in any business that competes with CN; c) soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN; d) taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and e) taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 58 CN-35 Circulaire 2021 EN.indb 58 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 59 Executive Compensation Clawback CN’s cl awback policy applies to all CN executives. Under this policy, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board may seek reimbursement of full or partial compensation from an executive or former executive in situations where: a) the amount of incentive compensation received by the executive or former executive was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; b) the executive engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and c) the incentive compensation payment received would have been lower had the financial results been properly reported. In addition, with respect to bonus or long-term incentives awarded after March 7, 2017, in the event that any executive is found to have engaged in gross negligence, intentional misconduct, fraud, theft or embezzlement, whether or not there is a financial restatement, the Board may in its discretion, to the full extent permitted by governing law and to the extent it determines that it is in CN’s best interest to do so, require the reimbursement of some or all of the after‑tax amount of any incentive compensation already paid in the previous 24 months or forfeit his or her vested or unvested incentive awards in accordance with plan terms. Plan Changes in 2021 In 2 020, t he Committee continued its review of the compensation plans and approved the following changes to its short-term incentive plan, effective January 1, 2021. The changes principally aim at further aligning the plan with the long-term strategic vision of the Company and environmental, social and governance (“ESG”) practices. • The Individual component for the executives and senior management employees is replaced by a Corporate Strategic component consisting of three quantitative strategic measures: employee engagement, customer centricity and fuel efficiency. • The Corporate Safety component is extended to all management employees, representing approximately 4,850 active employees. • The downward adjustment on the Corporate Safety, Corporate Strategic/Individual components should the Corporate Financial component be below 100% has been discontinued in order to support employee engagement on safety and strategic initiatives. Risk Mitigation in Our Compensation Program One of t he Company’s fundamental goals is to create sustained shareholder value. To support this objective, the Committee focuses on developing and recommending an executive compensation policy and program that aligns with the Company’s business strategy, emphasizes pay-for-performance, and encourages the right behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer- term value creation: Structured Process • An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance. • The Committee completes a formal assessment of performance each year, and can then use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances. • Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the Committee for their consider- ation prior to the Committee and the Board approving such grants. Balanced Program • The compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in aggregate, approximately 80% of NEOs’ target total direct compensation is directly linked to the Company’s performance). • The Corporate Financial component of the AIBP includes performance measures that are appropriately balanced, thus diversifying the risk associated with the use of any single performance measure (please refer to section “Annual Incentive Bonus Plan” on page 53 for more information). • The Corporate Safety component of the AIBP includes two standard safety measures and further increases diversification of the plan, thus mitigating potential risk associated with the plan. • There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigates risk. • The LTI awards, which constitute a significant portion of NEO compensation, vest over a three- or five-year period, motivating executives to create longer-term value. • The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions. • Payout of PSUs subject to ROIC performance is also contingent upon meeting a minimum share price condition that triggers payment only if share price appreciates during the three-year term. • The increased preponderance of Relative TSR performance supporting alignment between executive pay and shareholders return. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 59 CN-35 Circulaire 2021 EN.indb 59 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 60 Fixed Limits on Variable Compensation • The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum. • The COO and CITO participate in a Defined Contribution Plan, which limits CN’s exposure to risk. Protection Mechanisms • The Company’s executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and long-term incentive awards received by executives (please refer to section “Executive Compensation Clawback” on page 59 for more information). • The NEOs are not governed by employment contracts and the long-term incentive plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change in Control. • Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities. • In order to further align their interests with those of shareholders, executives and senior management employees (191 individuals) are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain his stock ownership level for one year after cessation of employment (please refer to section “Stock Ownership” on page 58 for more information). • Commencing at various dates, for executives and senior management employees, the payout of LTI awards and the payment of supplemental retirement benefits under the Company’s non-registered pension plans are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including, but not limited to, non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (please refer to section “Non-Compete/Non-Solicitation Provisions” on page 58 for more information). Independent Advice • Management retains the services of an external executive compensation consultant to assist in compensation-related matters for its executives. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval. In 2020, Willis Towers Watson was mandated to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee played an active role in reviewing the risk assessment report and in discussing the finding provided by Willis Towers Watson. The Committee supports the conclusion from the Willis Towers Watson risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs. Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to members of the Committee, are held at the start of each of the Committee meetings to allow for discussion regarding any compensation or risk-related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit and the Human Resources and Compensation Committees, particularly with regard to risk monitoring. As such, Shauneen Bruder, Chair of the Audit Committee, is a member of the Human Resources and Compensation Committee; and, the Honorable Kevin G. Lynch, Chair of the Human Resources and Compensation Committee, is a member of the Audit Committee and of the Pension and Investment Committee. The Honorable Kevin G. Lynch is also a member of the Strategic Planning Committee. These overlaps effectively provide a link between committees’ risk oversight responsibilities. Compensation of the NEOs Jean-Jacques Ruest President and Chief Executive Officer Mr. Ruest was appointed President and CEO on July 24, 2018, after having served as Interim President and Chief Executive Officer from March 5, 2018. He joined CN in 1996 and held several positions within the sales and marketing team, including the position of Executive Vice-President and Chief Marketing Officer (“CMO”) from January 2010 to July 2018. Mr. Ruest is a seasoned executive and has extensive marketing experience within the railway industry. Prior to joining CN, he had more than 15 years of experience working for a major international chemical company. Mr. Ruest holds a Master’s in Business Administration in Marketing from HEC Montréal and a Bachelor of Science degree in Applied Chemistry from Université de Sherbrooke. He also completed the executive program from the University of Michigan’s business school. As President and CEO, Mr. Ruest is responsible for providing leadership and vision for CN, as well as achieving strategic and operational goals that will build long-term shareholder value. More details on his role and responsibilities can be found in the Company’s Corporate Governance Manual, available at www.cn.ca, under Delivering Responsibly/ Governance. Compensation The annual compensation of the President and CEO takes into account factors such as competitive positioning against market, economic outlook, and leadership abilities and is recommended by the Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board and does not have an employment contract. In 2020, Mr. Ruest’s base salary was increased to U.S.$850,000 (C$1,140,275). Under the AIBP, Mr. Ruest’s target bonus was 140% of his base salary. PSUs and stock options are granted to the President and CEO pursuant to the Share Units Plan and the Management Long-Term Incentive Plan. Grants to the President and CEO are made on the same basis and conditions as those of the other NEOs of the Company, subject to the limitation under the MLTIP (1). In 2 020, Mr. Ruest received 74,102 PSUs and 136,000 stock options. The fair value of these awards is included in the “Summary Compensation Table” on page 65, under the “Share- Based Awards and Option-Based Awards” columns. (1) Under the MLTIP and as per stock exchanges rule, no executive can be granted more than 20% of the overall grant in a year. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 60 CN-35 Circulaire 2021 EN.indb 60 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 61 2020 Key Accomplishments and Determination of the Annual Incentive Bonus Award Mr Ruest’ s performance is measured against objectives approved annually by the Committee and the Board. In 2020, the individual goals as President and CEO for Mr. Ruest included: operations and service excellence (25%); top-line focus, mid- to long-term organic business development, and inorganic acquisitions and joint ventures (25%); employee engagement, talent culture and leadership team effectiveness (20%); stakeholder and regulatory engagement (20%); and safety culture (10%). Specific measures, both quantitative and qualitative, are considered in each of the above-mentioned categories. Additional details on each category are presented below. The Committee reviewed Mr. Ruest’s performance in each category and recommended for Board approval the recommendation of an individual performance factor of 100%. As per the AIBP terms, the individual performance factor was prorated at the same rate as the corporate financial performance factor resulting in a final individual performance factor of 19.92%. Operations and Service Excellence 2020 was a challenging year, starting with the February illegal rail blockades, followed by various economic shutdown due to the COVID-19 pandemic. As a result, volumes significantly decreased in the first half of 2020 and CN closely managed the workforce to align with volume demands, while managing CN’s facilities and optimizing the yard footprint. CN maintained a fluid supply chain to provide our essential service to North America. Despite the pandemic, the Company continued to drive its sustainability agenda by further delivering fuel efficiency improvements of 4% and maintaining the industry lead on this front. In addition, CN moved record grain volumes in 2020 and completed ahead of schedule the U.S. Federal requirement to operate Positive Train Control (“PTC”), thus receiving the certification for the system. Finally, in 2020, CN efficiently deployed the capital investment towards maintaining the safety and integrity of the network through preventive maintenance and safety technologies. CN also advanced the purchases of new grain hopper railcars encouraging economic recovery and expanding grain export. Top-Line in 2020, Mid- to Long-Term Organic Business Development, and Inorganic Acquisitions and Joint Ventures and Financial Alliances In 2020, despite the economic slowdown due to the pandemic, CN continued to play an essential role in keeping the North American supply chain running while remaining nimble in the face of significant volume fluctuations. The Company also continued to advance on measures to reinforce its status as a leader in environmental, social, and governance among North American Class I railroads and across the transportation sector to complement CN’s long-standing and robust climate change disclosures, public reporting of its greenhouse gas emissions, its strategy to reduce GHG emissions, as well as its year-over-year progress since 2009 in achieving emission reductions. Employee Engagement, Talent Culture, and Leadership Team Effectiveness As at December 31, 2020, CN employed a total of 24,381 employees of which approximately 75% were unionized employees. CN’s workforce fluctuated in 2020 as a result of volume variations resulting from the economic downturn caused by the pandemic. The majority of employees who were on layoff during 2020 have returned to work. The Company implemented various protective measures to protect the employees moving essential goods accross North America during the COVID-19 pandemic. Continuing to build a solid team of railroaders is a key component of CN’s strategic agenda and takes many forms, across all its talent practices. The Company continued its efforts to advance diversity across the organization resulting in CN being recognized as one of Canada’s Best Diversity Employers for a fourth consecutive year. The Company continues to focus on hiring the right people, with a strong commitment to effective onboarding, helping them build positive relationships with their colleagues, and supporting all employees to grow and develop. In addition, CN continued to maintain broad leadership development, and deepen the succession pipeline. Stakeholder and Regulatory Engagement In 2020, CN continued its community and stakeholder engagement efforts. CN is actively involved in building safer, stronger communities through the direct connections it makes with the communities in which it operates, like engaging with the farming community through community partnerships and an increased presence on social media. CN also continued to engage with the investment community, from the Company’s largest shareholders to potential investors, providing transparency to investors on the actions CN has taken to protect its employees from COVID-19 and uncertainty regarding volumes. CN also continued in its commitment to be a leader in safety, sustainability, innovation and growth, and again, in 2020, earned a place on the Dow Jones Sustainability World Index for the ninth consecutive year and to the DJSI North American Index for the 12th consecutive year and recently ranked 10th on the world’s 100 most sustainable corporations by Corporate Knight. Safety Culture CN continues to have an unwavering commitment to safety and connectivity with its employees, which is central to having a skilled, safe and engaged workforce. The Company connects employees to this core value by sharing the message that safety is everyone’s responsibility and engaging leaders in the field, who have the greatest ability and impact to make safety a priority. Since January 1, 2019, all senior management employees have a safety component as part of their AIBP , in addition to executive employees who already had the safety component included in their AIBP , and it has been extended to all management employees effective January 1, 2021. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives. In September 2020, CN established a new conductor training curriculum with a strong emphasis on commitment to safety. Additionally, in 2020, CN provided a year long safety leadership program to over 300 of its leaders in operating functions, with plans to provide the training to another 250 in 2021. In response to the COVID-19 pandemic, CN deployed its multi-phase Pandemic Plan in March and continued to institute various measures to protect its employees, customers, and the communities in which CN operates. CN’s medical team and occupational health department, who are members of the Association of American Railroads Health Committee, have played a pivotal role in CN’s pandemic planning, taking direction from provincial, state and federal authorities, as required, and offering best practices shared amongst North American railroads. 2020 Target Total Direct Compensation Summary 2020 TOTAL DIRECT COMPENSATION (AT TARGET) U.S.$ AS A % OF TOTAL DIRECT COMPENSATION Salary 850,000 9.7% AT-RISK COMPENSATION Annual Incentive Bonus (target) 1,190,000 13.6% Performance Share Units 4,639,646 53.0% Stock Options 2,069,920 23.7% Total direct compensation (target) 8,749,566 2020 Target Pay Mix 9.7% Base Salary 90.3% Pay-at-Risk 76.7% LTI (Fair Value) 13.6% Target Bonus Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 61 CN-35 Circulaire 2021 EN.indb 61 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 62 Ghislain Houle Executive Vice-President and Chief Financial Officer Mr.  Houle was appointed Executive Vice-President and CFO on July 1, 2016. His responsibilities at CN include financial management, sustainability, procurement and supply management. Mr. Houle joined the Company in 1997 and occupied various executive roles, including Vice-President and Corporate Comptroller and Vice-President, Financial Planning, before being appointed to his current position. In 2020, Mr. Houle’s base salary was increased to U.S.$620,000 (C$831,730) to reflect his competitive positioning and experience. As in 2019, Mr. Houle’s target bonus for 2020 was 80% of base salary under the AIBP . In addition, Mr. Houle received 16,251 PSUs and 54,690 stock options in 2020, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2020 AIBP Objectives Mr. Houle’s performance in 2020 was assessed against individual performance objectives which included: solid, disciplined finance function; operational and service excellence; top line focus, mid-to long-term organic business development, inorganic acquisitions and joint ventures; employee engagement, talent culture, leadership team effectiveness; stakeholder and regulatory engagement; and safety. Mr. Houle was assessed as having exceeded his overall individual performance objectives based on his leadership and disciplined financial approach in navigating throughout the pandemic. As per the AIBP terms, the individual performance factor was prorated at the same rate as the corporate financial performance factor of 19.92%, resulting in a final individual performance factor of 27.89%. 2020 Target Total Direct Compensation Summary 2020 TOTAL DIRECT COMPENSATION (AT TARGET) U.S.$ AS A % OF TOTAL DIRECT COMPENSATION Salary 620,000 20.9% AT-RISK COMPENSATION Annual Incentive Bonus (target) 496,000 16.7% Performance Share Units 1,017,503 34.3% Stock Options 832,382 28.1% Total direct compensation (target) 2,965,885 Robert Reilly Executive Vice-President and Chief Operating Officer Mr.  Reilly joined CN in June  2019 as Executive Vice-President, transitioning into the role of COO, function he assumed on July 1, 2019. As COO, Mr. Reilly is responsible for CN’s continuous operations, overseeing about 20,000  railroaders from the Transportation, Engineering, Mechanical, Network Operations and Safety groups across North America. Prior to his role at CN, Mr. Reilly joined the Atchison, Topeka and Santa Fe Company (now known as BNSF) in 1989. With his 30 years of experience in the rail industry, Mr. Reilly brings to the Company extensive leadership in safety, rail operations, field application of rail technologies, and a deep understanding of the intermodal business at major ports and large terminals. He is a graduate of Washburn University, Kansas, U.S. and he completed the Executive Program at Stanford University. In 2020, Mr. Reilly’s base salary was increased to U.S.$600,000 (C$804,900) to reflect his competitive positioning and experience. Mr. Reilly’s target bonus for 2020 was 80% of base salary under the AIBP. In addition, Mr. Reilly received 15,373 PSUs and 51,733 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2020 AIBP Objectives Mr. Reilly’s performance in 2020 was assessed against individual performance objectives which included: safety, operational and service excellence; fuel and carbon efficiency, creating value for customers and shareholders; and people. Mr. Reilly was assessed as having exceeded his overall individual performance objectives based on his leadership and focus on the supply chain for our customers during a volatile volume environment. As per the AIBP terms, the individual performance factor was prorated at the same rate as the corporate financial performance factor of 19.92%, resulting in a final individual performance factor of 25.90%. 2020 Target Total Direct Compensation Summary 2020 TOTAL DIRECT COMPENSATION (AT TARGET) U.S.$ AS A % OF TOTAL DIRECT COMPENSATION Salary 600,000 21.2% AT-RISK COMPENSATION Annual Incentive Bonus (target) 480,000 17.0% Performance Share Units 962,533 34.0% Stock Options 787,376 27.8% Total direct compensation (target) 2,829,909 2020 Target Pay Mix 20.9% Base Salary 79.1% Pay-At-Risk 62.4% LTI (Fair Value) 16.7% Target Bonus 2020 Target Pay Mix 21.2% Base Salary 78.8% Pay-at-Risk 61.8% LTI (Fair Value) 17.0% Target Bonus Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 62 CN-35 Circulaire 2021 EN.indb 62 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 63 Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer Mr. Finn was appointed Senior Vice-President, Chief Legal Officer and Corporate Secretary, in December 2000 and CN’s Executive Vice- President Corporate Services and Chief Legal Officer in December 2008. He is responsible for a wide array of legal, governmental, regulatory, public affairs, risk mitigation and security matters. As Corporate Secretary, he is also responsible for CN’s Corporate Governance practices, as well as overseeing CN’s Code of Business Conduct and ethics program. Mr. Finn led CN’s tax function and was appointed CN’s Vice-President, Treasurer and Principal Tax Counsel, in January 2000. Before joining the Company, he was the Managing Tax Partner for a major Montreal law firm. Mr. Finn graduated from the Faculty of Law of Université de Montréal, after which he was admitted to the Quebec Bar, and is a member of the Canadian and American Bar Associations. Mr. Finn has completed the Directors Education Program offered by the Institute of Corporate Directors and the Rotman School of Management, as well as the Excellence in the Boardroom Program at the Rotman School of Management, Executive Programs, University of Toronto. In 2020, Mr.  Finn’s base salary was increased to U.S.$600,000 (C$804,900) to reflect his competitive positioning and experience. As in 2019, Mr. Finn’s target bonus for 2020 was 80% of base salary under the AIBP . In addition, Mr. Finn received 12,738 PSUs and 42,865 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2020 AIBP Objectives Mr. Finn’s performance in 2020 was assessed against individual performance objectives which included: taking CN’s stakeholder engagement to the highest standards; leading key strategic initiatives; leadership development and succession; corporate governance and CN Board; and being a trusted advisor to the President and Chief Executive Officer and the executive team at CN and to the Board. Mr. Finn was assessed as having exceeded his overall individual performance objectives as the Company navigated through the illegal rail blockades and during the pandemic to ensure stakeholders recognize how essential the Company is to the economy. As per the AIBP terms, the individual performance factor was prorated at the same rate as the corporate financial performance factor of 19.92%, resulting in a final individual performance factor of 27.89%. 2020 Target Total Direct Compensation Summary 2020 TOTAL DIRECT COMPENSATION (AT TARGET) U.S.$ AS A % OF TOTAL DIRECT COMPENSATION Salary 600,000 23.7% AT-RISK COMPENSATION Annual Incentive Bonus (target) 480,000 19.0% Performance Share Units 797,549 31.5% Stock Options 652,405 25.8% Total direct compensation (target) 2,529,954 Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer Mr. Malenfant joined CN in September 2020 as Executive Vice-President and Chief Information and Technology Officer where he is responsible for delivering on the information and operational technology strategy of CN, with a focus on automation technology and digitalization of the network and operations. Prior to joining CN, Mr. Malenfant was focused on the next generation of Precision Scheduled Railroading, Positive Train Control technologies and spearheading a major digital industrial evolution in rail. Mr. Malenfant has spent nearly 30 years in global leadership roles in the transportation and rail industries, with Wabtec Corporation, GE Transportation and Bombardier Transport. Mr. Malenfant holds a bachelor’s degree in Electrical Engineering from Laval University, Quebec. Upon his hiring in September 2020, Mr. Malenfant’s base salary was set at U.S.$585,000 (C$784,778) to reflect his competitive positioning and experience. Mr. Malenfant’s target bonus for 2020 was 80% of base salary under the AIBP. Mr. Malenfant did not receive a bonus in 2020, as per his agreement upon hire. In addition, Mr. Malenfant received 11,114 PSUs and 37,401 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. 2020 Target Total Direct Compensation Summary 2020 TOTAL DIRECT COMPENSATION (AT TARGET) (1) U.S.$ AS A % OF TOTAL DIRECT COMPENSATION Salary 585,000 23.8% AT-RISK COMPENSATION Annual Incentive Bonus (target) (2) 468,000 19.1% Performance Share Units 770,091 31.4% Stock Options 629,833 25.7% Total direct compensation (target) 2,452,924 (1) Amounts are on an annualized basis and exclude the special hiring award of U.S.$1,000,000 granted to Mr. Malenfant, which was paid entirely in cash. The special award was provided to Mr. Malenfant upon his hiring at CN in September 2020 in order to mitigate the compensation losses he incurred by leaving Wabtec Corporation and was determined based on a review of his then outstanding short- and long-term compensation, both in terms of form and timing, with a view to attracting his valued experience and skill set to CN. The special award is subject to a 24-month clawback provision in the case of resignation or termination for cause. In 2020, Mr. Malenfant relocated to CN’s head office in Canada. Details regarding Mr. Malenfant’s compensation are included in the amounts set forth in the “Summary Compensation Table” on page 65. (2) For illustration purposes, as Mr. Malenfant did not receive a bonus payout for the 2020 plan year as per his agreement upon hire. The amount is provided to illustrate his variable pay based on his employment terms. 2020 Target Pay Mix 23.7% Base Salary 76.3% Pay-at-Risk 57.3% LTI (Fair Value) 19.0% Target Bonus 23.8% Base Salary 76.2% Pay-at-Risk 57.1% LTI (Fair Value) 19.1% Target Bonus 2020 Target Pay Mix Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 63 CN-35 Circulaire 2021 EN.indb 63 2021-03-16 17:45 2021-03-16 17:45

Compensation Discussion and Analysis

President and Chief Executive Officer Compensation Look-Back Table and Five-Year TSR Comparison

CN's compensation plans are designed to align compensation with the creation of shareholder value. As a result, a significant portion of compensation is at risk and long-term incentives are structured to deliver compensation value to the President and CEO if value is created for shareholders. In a low share performance environment, limited value would be delivered to the President and CEO. Over the last five years, CN's strong operational and financial performance resulted in above target payouts, reflective of the Company's total shareholder return performance of 98%.

The following table compares the total direct compensation awarded to CN's President and CEOs over the past five years, as reflected in the Summary Compensation Table, to the current value (both realized and realizable) as at December 31, 2020. Compensation outcomes are set against the performance graph on the next page which indicates the yearly cumulative total shareholder return on a $100 investment in CN's common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2015 to the period ended December 31, 2020. It assumes reinvestment of all dividends during the covered period.

		TOTAL DIRECT COMPENSATION AWARDED [1] (C$000s)	CURRENT VALUE AS AT DEC. 31, 2020 [2] (C$000s)
Claude Mongeau [3]	2016	5,742	6,771 [4]
Luc Jobin [5]	2016	5,478	13,274
Luc Jobin	2017	11,792	16,855 [6]
Luc Jobin [7]	2018	2,089	348 [8]
Jean-Jacques Ruest [9]	2018	4,575	7,694
Jean-Jacques Ruest	2019	9,266	17,339
Jean-Jacques Ruest	2020	10,303	14,358

(1) Includes salary and variable compensation awarded during the year, as reported in the Summary Compensation Table each year.

(2) For any given year, the current value includes salary and annual incentive awarded and the value of long-term incentives (realized and realizable). Long-term incentives for any given year include the value of any exercised stock options, the value of unexercised "in-the-money" stock options as at December 31, 2020, the value attributed to vested PSUs and the value of unvested PSUs as at December 31, 2020, assuming a 100% performance factor.

(3) The compensation awarded for Mr. Mongeau was pro-rated to June 30, 2016.

(4) PSUs awarded in 2016 were forfeited upon retirement on January 31, 2017 and were not included as at December 31, 2020.

(5) The compensation awarded for Mr. Jobin was pro-rated to reflect the appointment date of July 1, 2016.

(6) As part of his separation agreement, Mr. Jobin agreed to waive any and all rights to 50% of PSUs awarded to him in 2017. Therefore, these PSUs were cancelled and were not included as at December 31, 2020. In addition, Mr. Jobin forfeited the unvested deferred shares of the Company-match awarded under the VIDP for the deferral of his 2016 Annual Incentive Bonus.

(7) The compensation awarded for Mr. Jobin was pro-rated to his departure date.

(8) PSUs and stock options awarded in 2018 were forfeited upon his departure in March 2018 and were not included as at December 31, 2020.

(9) The compensation awarded for Mr. Ruest was pro-rated to reflect the appointment date of July 24, 2018.


300$
200$
100$
0$
CNR
CNI
S&P/TSX
S&P 500
2015
2016
2017
2018
2019
2020

	DEC-15	DEC-16	DEC-17	DEC-18	DEC-19	DEC-20
CNR (C$)	100	119	139	138	163	198
CNI (U.S.$)	100	123	153	140	174	215
S&P/TSX (C$)	100	121	132	120	148	156
S&P 500 (U.S.$)	100	112	136	130	171	203

Over the last five (5) years, the total compensation (in Canadian dollars) of the NEOs decreased by an average of 3.8% per year. The total compensation for our NEOs over that period was generally aligned with the experience of our shareholders, as a substantial portion of NEOs total compensation is at risk and directly linked to CN's share price performance (which increased by 12.6% per year over the same period). The Committee believes that the Company's executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. The total compensation paid over the last five (5) years, as per the "Summary Compensation Table", is presented in the table of the "Cost of Management Ratio" section below.

Cost of Management Ratio

The cost of management ratio expresses the total compensation reported for the NEOs as a percentage of the Company's adjusted net income.

	2016	2017	2018	2019	2020
Total compensation reported for the NEOs (C$ million) [1]	29.8	29.2	25.0	21.7	24.5
Adjusted Net Income (C$ million) [2]	3,581	3,778	4,056	4,189	3,784
COST OF MANAGEMENT RATIO	0.8%	0.8%	0.6%	0.5%	0.6%

(1) Total compensation as reported in the summary compensation table each year (including only active NEOs as at December 31 of any year and influenced by the change in senior management personnel).

(2) See the section entitled "Adjusted performance measures" in CN's Management's Discussion and Analysis included in the Company's 2020, 2019 and 2018 Annual Reports for an explanation of this measure and reconciliation to the nearest GAAP measure.

Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S.-denominated compensation from the selected Class I Railroad comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 66 — "Total Compensation for the NEOs in U.S. Dollars".

64
CN | Management Information Circular 2021

Summary Compensation Table in Canadian Dollars

The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the Canadian securities disclosure rules issued by the CSA, for the years ended December 31, 2020, 2019, and 2018. Fluctuation in the exchange rate affects year-over-year comparability.

Compensation in Canadian $

NAME AND PRINCIPAL POSITION	YEAR	SALARY (C$)	SHARE-BASED AWARDS[1] (C$)	OPTION-BASED AWARDS[2] (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS[3] (C$)	PENSION VALUE[4][5] (C$)	ALL OTHER COMPENSATION[6] (C$)	TOTAL COMPENSATION (C$)
Jean-Jacques Ruest President and Chief Executive Officer	2020	1,140,275	6,118,773	2,730,880	313,334	490,000	19,973	10,813,235[7]
	2019	995,175	5,516,472	2,753,780	–	(351,000)	26,120	8,940,547
	2018	873,383[8]	2,508,845	2,052,555	1,577,598	1,449,000	24,034	8,485,415
Ghislain Houle Executive Vice-President and Chief Financial Officer	2020	831,730	1,341,885	1,098,175	140,661	(95,000)	16,351	3,333,802
	2019	802,775	1,335,883	1,092,707	–	(88,000)	20,375	3,163,740
	2018	764,463	1,155,645	945,292	991,246	268,000	19,828	4,144,474
Robert Reilly Executive Vice-President and Chief Operating Officer	2020	804,900	1,269,390	1,038,799	133,691	67,151	274,913[9]	3,588,844
	2019	425,713[10]	1,086,153	888,426	–	51,833	3,388,254[9][11]	5,840,379
	2018	–	–	–	–	–	–	–
Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer	2020	804,900	1,051,809	860,729	136,123	430,000	15,075	3,298,636[7]
	2019	776,237	1,047,037	856,461	–	(282,000)	20,618	2,418,353
	2018	738,549	1,010,640	826,679	932,771	466,000	19,884	3,994,523
Dominique Malenfant Executive Vice-President and Chief Information & Technology Officer	2020	261,593[12]	1,006,936	823,944	–	27,021	1,345,531[13]	3,465,025
	2019	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–

(1) Valuation Disclosure for Share-Based Awards – The fair value of share-based awards at the grant date, as shown in the Summary Compensation Table, reflects the number of PSUs awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes.

A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions and valuation factors are presented in the table below.

	WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WILLIS TOWERS WATSON VS. ACCOUNTING
2020 SHARE-BASED AWARDS					
ROIC	60%	January 30 – C$75.28	58.4%	January 30 – C$73.23	January 30 – C$2.05
		September 1 – C$82.60	68.2%	September 1 – C$93.90	September 1 – (C$11.30)
TSR	77%	January 30 – C$96.61	120.7%	January 30 – C$151.50	January 30 – (C$54.89)
		September 1 – C$106.00	142.8%	September 1 – C$196.62	September 1 – (C$90.62)
2019 SHARE-BASED AWARD					
ROIC	59%	January 31 – C$64.49	63.5%	January 31 – C$69.62	January 31 – (C$4.93)
		June 25 – C$71.00	75.1%	June 25 – C$90.38	June 25 – (C$19.38)
TSR	77%	January 31 – C$84.43	116.2%	January 31 – C$127.41	January 31 – (C$42.98)
		June 25 – C$92.66	117.7%	June 25 – C$141.65	June 25 – (C$48.99)
2018 SHARE-BASED AWARD					
ROIC	59%	January 25 – C$57.24	50.9%	January 25 – C$49.39[a]	January 25 – C$7.85
		March 8 – C$56.10	50.9%	March 8 – C$49.39[a]	March 8 – C$6.71
		March 19 – C$56.05	50.9%	March 19 – C$49.39[a]	March 19 – C$6.66
		July 26 – C$69.50	74.4%	July 26 – C$87.61	July 26 – (C$18.11)
TSR	77%	January 25 – C$74.71	105.9%	January 25 – C$102.74[a]	January 25 – (C$28.03)
		March 8 – C$73.21	105.9%	March 8 – C$102.74[a]	March 8 – (C$29.53)
		March 19 – C$73.15	105.9%	March 19 – C$102.74[a]	March 19 – (C$29.59)
		July 26 – C$90.71	130.45%	July 26 – C$153.67	July 26 – (C$62.96)

(a) All off-cycle ROIC and TSR awards granted in the first quarter of 2018 were expensed at a grant date fair value of C$49.39 and C$102.74 respectively.

CN
Compensation Discussion and Analysis

65
CN | Management Information Circular 2021

(2) Valuation Disclosure for Option-Based Awards — The fair value of option-based awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of stock options awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes.

A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented in the table below.

	WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WILLIS TOWERS WATSON VS. ACCOUNTING
2020 OPTION-BASED AWARD	16%	January 30 – C$20.08	15.1%	January 30 – C$18.90	January 30 – C$1.18
		September 1 – C$22.03	16.1%	September 1 – C$22.14	September 1 – (C$0.11)
2019 OPTION-BASED AWARD	16%	January 31 – C$17.54	14.7%	January 31 – C$16.08	January 31 – C$1.46
		June 25 – C$19.25	15.0%	June 25 – C$18.06	June 25 – C$1.19
2018 OPTION-BASED AWARD	16%	January 25 – C$15.52	15.6%	January 25 – C$15.10	January 25 – C$0.42
		March 8 – C$15.21	15.4%	March 8 – C$14.67	March 8 – C$0.54
		March 19 – C$15.20	15.3%	March 19 – C$14.57	March 19 – C$0.63
		July 26 – C$18.85	16.9%	July 26 – C$19.91	July 26 – (C$1.06)

(3) Represents the incentive award earned under the AIBP for the applicable year. Refer to page 53 for the details of the AIBP.

(4) Includes the compensatory value of pension benefits as reported in the "Defined Benefit Plans" and "Defined Contribution Plans" tables in the "Pension Plan Benefits" section on page 74 and excludes the notional investment earnings (and losses) from the Defined Contribution Supplemental Executive Retirement Plan for Messrs. Reilly and Malenfant. Refer to page 74 for details of the Defined Contribution Supplemental Executive Retirement Plans.

(5) The compensatory charges for Messrs. Ruest and Finn are negative in 2019 and negative in 2019 and 2020 for Mr. Houle given their pensionable earnings for those respective years were lower than expected and reduced their highest average earnings used to calculate their pension benefits projected at retirement. The 2020 pensionable earnings for Messrs. Ruest and Finn did not affect their highest average earnings projected at retirement.

(6) Includes the value of perquisites, personal benefits, and other compensation (as applicable), such as post-retirement benefits or the employer contribution under the ESIP. Perquisites and other personal benefits that, in aggregate, amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 68.

(7) The 2020 versus 2019 change in total compensation is mainly due to the variation in the assumed pension value (refer to footnote (5) above and the Pension Plan Benefits section for more details), the regular adjustments in annual compensation and the partial bonus payout in 2020.

(8) Mr. Ruest was appointed President and CEO effective July 24, 2018. Mr. Ruest's 2018 salary reflects five months as President and CEO and seven months as Executive Vice-President and CMO.

(9) Mr. Reilly's was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to CN's head office in Canada. The amount shown for 2019 exclude a foreign tax credit received in November 2020 related to his 2019 income taxes. Accounting for this tax credit, the 2019 tax equalization amount would have been C$762,214 instead of C$1,060,404.

(10) Mr. Reilly was hired in June 2019 and, as such, his salary for 2019 reflects only 6 months.

(11) A special cash award of U.S.$1,750,000 (C$2,322,075) was provided to Mr. Reilly upon his hiring at CN in June 2019 in order to mitigate the compensation losses he incurred by leaving BNSF and was determined based on a review of his outstanding short and long-term compensation both in terms of form and timing, with a view to attracting his valued experience and skill set to CN. This amount is included in the 2019 "All Other Compensation" amount and is subject to a 24-month clawback provision in case of resignation or termination for cause.

(12) Mr. Malenfant was hired on September 1, 2020 and, as such, his salary for 2020 reflects only 4 months.

(13) A special cash award of U.S.$1,000,000 (C$1,341,500) was provided to Mr. Malenfant upon his hiring at CN in September 1, 2020 in order to mitigate the compensation losses he incurred by leaving Wabtec Corporation and was determined based on a review of his outstanding short and long-term compensation both in terms of form and timing, with a view to attract his valued experience and skill set to CN. This amount is included in the 2020 "All Other Compensation" amount and is subject to a 24-month clawback provision in case of resignation or termination for cause.

Total Compensation for the NEOs in U.S. Dollars

The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2020, 2019, and 2018. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S.-denominated compensation from the selected Class I Railroad comparator group.

NAME AND PRINCIPAL POSITION	YEAR	SALARY (U.S.$)	SHARE-BASED AWARDS (U.S.$)	OPTION-BASED AWARDS (U.S.$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS (U.S.$)	PENSION VALUE (U.S.$)	ALL OTHER COMPENSATION (U.S.$)	TOTAL COMPENSATION (U.S.$)
Jean-Jacques Ruest President and Chief Executive Officer	2020	850,000	4,639,646	2,069,920	246,235	377,213	14,889	8,197,903
	2019	750,000	4,202,226	2,097,520	–	(257,388)	19,685	6,812,043
	2018	674,063	1,974,665	1,615,676	1,156,851	1,152,653	18,549	6,592,457
Ghislain Houle Executive Vice-President and Chief Financial Officer	2020	620,000	1,017,503	832,382	110,539	(73,133)	12,189	2,519,480
	2019	605,000	1,017,622	832,301	–	(64,530)	15,355	2,405,748
	2018	590,000	935,143	765,004	726,880	213,189	15,303	3,245,519
Robert Reilly Executive Vice-President and Chief Operating Officer	2020	600,000	962,533	787,376	105,062	51,694	204,930	2,711,595
	2019	320,833	825,044	675,204	–	38,009	2,553,511	4,412,601
	2018	–	–	–	–	–	–	–
Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer	2020	600,000	797,549	652,405	106,973	331,024	11,237	2,499,188
	2019	585,000	797,591	652,355	–	(206,790)	15,538	1,843,694
	2018	570,000	783,831	641,342	684,000	370,694	15,346	3,065,213
Dominique Malenfant Executive Vice-President and Chief Information & Technology Officer	2020	195,000	770,091	629,833	–	20,801	1,003,005	2,618,730
	2019	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–

CN Compensation Discussion and Analysis

66

CN | Management Information Circular 2021

CN | Management Information Circular 2021 67 Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Grant Date Fair Value of Awards The fair value of the LTI awards reflects their expected value on the date of the grant. Since 2014, the value is calculated based on Willis Towers Watson’s expected life binomial methodology in an effort to align the valuation methodology used throughout the compensation review process for benchmarking, grant and disclosure purposes. Share-based awards represent the awards of PSUs under the Share Units Plan. Option-based awards represent the awards of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for PSUs and stock options considers the following assumptions: Share-Based Awards (PSUs) 2018 (JANUARY) 2018 (MARCH 8) 2018 (MARCH 19) 2018 (JULY) Closing share price on grant date (C$) 97.02 95.08 95.00 117.80 Risk-free interest rate over term of the award (1) 0.75% to 1.25% based on yield curve 0.75% to 1.25% based on yield curve 0.75% to 1.25% based on yield curve 0.75% to 1.25% based on yield curve Expected stock price volatility over term of the award (2) 19% 19% 19% 19% Expected annual dividends per share (C$) 1.65 1.65 1.65 1.65 Expected term (3) 3 years 3 years 3 years 3 years Resulting fair value per unit (C$) ROIC – 57.24  TSR – 74.71 ROIC – 56.10  TSR – 73.21 ROIC – 56.05  TSR – 73.15 ROIC – 69.50  TSR – 90.71 Share-Based Awards (PSUs) 2019 (JANUARY) 2019 (JUNE 25) 2020 (JANUARY) 2020 (SEPTEMBER 1) Closing share price on grant date (C$) 109.65 120.34 125.47 137.66 Risk-free interest rate over term of the award (1) 1.50% to 1.75% based on yield curve 1.50% to 1.75% based on yield curve 2.50% based on yield curve 2.50% based on yield curve Expected stock price volatility over term of the award (2) 18% 18% 17% 17% Expected annual dividends per share (C$) 1.82 1.82 2.15 2.15 Expected term (3) 3 years 3 years 3 years 3 years Resulting fair value per unit (C$) ROIC – 64.69  TSR – 84.43 ROIC – 71.00  TSR – 92.66 ROIC – 75.28  TSR – 96.61 ROIC – 82.60  TSR – 106.00 Option-Based Awards 2018 (JANUARY) 2018 (MARCH 8) 2018 (MARCH 19) 2018 (JULY) Closing share price on grant date (C$) 97.02 95.08 95.00 117.80 Risk-free interest rate over term of the award (1) 0.75% to 2.25% based on yield curve 0.75% to 2.25% based on yield curve 0.75% to 2.25% based on yield curve 0.75% to 2.25% based on yield curve Expected stock price volatility over term of the award (2) 18% 18% 18% 18% Expected annual dividends per share (C$) 1.65 1.65 1.65 1.65 Expected term (3) 6.25 years 6.25 years 6.25 years 6.25 years Resulting fair value per stock option (C$) 15.52 15.21 15.20 18.85 Option-Based Awards 2019 (JANUARY) 2019 (JUNE 25) 2020 (JANUARY) 2020 (SEPTEMBER 1) Closing share price on grant date (C$) 109.65 120.34 125.47 137.66 Risk-free interest rate over term of the award (1) 1.50% to 2.50% based on yield curve 1.50% to 2.50% based on yield curve 2.50% to 2.75% based on yield curve 2.50% to 2.75% based on yield curve Expected stock price volatility over term of the award (2) 19% 19% 18% 18% Expected annual dividends per share (C$) 1.82 1.82 2.15 2.15 Expected term (3) 6.25 years 6.25 years 6.5 years 6.5 years Resulting fair value per stock option (C$) 17.54 19.25 20.08 22.03 (1) Based on the zero coupon yield curve rate commensurate with the expected term of a given award. The Willis Towers Watson expected life binomial model uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate. (2) Based on daily share prices, dividend data and average of volatilities for CN’s NYSE and TSX-listed shares for a period commensurate with the expected term of a given award. (3) Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the SEC Safe Harbor calculation. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 67 CN-35 Circulaire 2021 EN.indb 67 2021-03-16 17:45 2021-03-16 17:45

The share- and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility.

Details of "All Other Compensation" Amounts for 2020, 2019, and 2018 [1]

NAME	YEAR	PERQUISITES AND OTHER PERSONAL BENEFITS [2] (C$)		OTHER COMPENSATION (C$)	ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$)
Jean-Jacques Ruest	2020	Nil	ESIP employer contribution:	15,973 [3]	19,973
			Post-retirement benefits:	4,000 [4]	
	2019	Nil	ESIP employer contribution:	20,920 [3]	26,120
			Post-retirement benefits:	5,200 [4]	
	2018	Nil	ESIP employer contribution:	18,334 [3]	24,034
			Post-retirement benefits:	5,700 [4]	
Ghislain Houle	2020	Nil	ESIP employer contribution:	11,651 [3]	16,351
			Post-retirement benefits:	4,700 [4]	
	2019	Nil	ESIP employer contribution:	16,875 [3]	20,375
			Post-retirement benefits:	3,500 [4]	
	2018	Nil	ESIP employer contribution:	16,028 [3]	19,828
			Post-retirement benefits:	3,800 [4]	
Robert Reilly	2020	Nil	ESIP employer contribution:	8,356 [3]	274,913
			Tax Equalization Amount:	266,557 [5]	
	2019	Nil	ESIP employer contribution:	5,775 [3]	3,388,254
			Special Cash Award:	2,322,075 [6]	
			Tax Equalization Amount:	1,060,404 [5]	
Sean Finn	2020	Nil	ESIP employer contribution:	11,275 [3]	15,075
			Post-retirement benefits:	3,800 [4]	
	2019	Nil	ESIP employer contribution:	16,318 [3]	20,618
			Post-retirement benefits:	4,300 [4]	
	2018	Nil	ESIP employer contribution:	15,484 [3]	19,884
			Post-retirement benefits:	4,400 [4]	
Dominique Malenfant	2020	Nil	ESIP employer contribution:	4,031 [3]	1,345,531
			Special Cash Award:	1,341,500 [7]	

(1) This table outlines the perquisites and other compensation received by NEOs in 2020, 2019, and 2018. The amounts are calculated based on the incremental cost to the Company. The policy of the Company on the usage of the corporate aircraft provides that it is restricted to business-related purposes, save for certain exceptional circumstances and subject to reimbursement of cost.

(2) Perquisites and other personal benefits include the use of a Company-leased vehicle, parking, club membership, executive physical exam, financial counselling and tax services, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the Company-leased vehicle (including gas and maintenance fees), parking, club membership, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section "Executive Perquisites" on page 57 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as "Nil" in this column.

(3) Represents the value of the Company-match under the ESIP. See section "Employee Share Investment Plan" on page 57 for more details.

(4) Represents the service cost for post-retirement benefits, if applicable.

(5) Mr. Reilly's was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to CN's head office in Canada. The amount shown for 2019 exclude a foreign tax credit received in November 2020 related to his 2019 income taxes. Accounting for this tax credit, the 2019 tax equalization amount would have been C$762,214 instead of C$1,060,404.

(6) Represents a special cash award of U.S.$1,750,000 (C$2,322,075) paid to Mr. Reilly upon his hire in June 2019 in order to mitigate compensation losses incurred as a result of his departure from BNSF and was determined based on a review of his then outstanding short- and long-term compensation, both in terms of form and timing, with a view to attracting his valued experience and skill set to CN. The special cash award is subject to a 24-month clawback provision in case of resignation or termination for cause.

(7) Represents a special cash award of U.S.$1,000,000 (C$1,341,500) paid to Mr. Malenfant upon his hire in September 2020 to mitigate his compensation losses incurred as a result of his departure from Wabtec Corporation. The special cash award is subject to a 24-month clawback provision in case of resignation or termination for cause. See Note 1 on page 63 for more details.

CN Compensation Discussion and Analysis

68

CN | Management Information Circular 2021

Incentive Plan Awards

Share-Based and Option-Based Awards in 2020

The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, grants of stock options made under the MLTIP and awards of Company-matched deferred share units ("DSUs") under the VIDP in 2020, if any.

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE	SHARE PRICE ON DATE OF GRANT (C$)	AWARD'S GRANT DATE FAIR VALUE [1] (C$)
Jean-Jacques Ruest	January 30, 2020	PSUs [2]	74,102	December 31, 2022	125.47	6,118,773
		Options [3]	136,000	January 30, 2030	125.47	2,730,880
Ghislain Houle	January 30, 2020	PSUs [2]	16,251	December 31, 2022	125.47	1,341,885
		Options [3]	54,690	January 30, 2030	125.47	1,098,175
Robert Reilly	January 30, 2020	PSUs [2]	15,373	December 31, 2022	125.47	1,269,390
		Options [3]	51,733	January 30, 2030	125.47	1,038,799
Sean Finn	January 30, 2020	PSUs [2]	12,738	December 31, 2022	125.47	1,051,809
		Options [3]	42,865	January 30, 2030	125.47	860,729
Dominique Malenfant	September 1, 2020	PSUs [2]	11,114	December 31, 2022	137.66	1,006,936
		Options [3]	37,401	September 1, 2030	137.66	823,944

(1) The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to footnotes 1 and 2 of the "Summary Compensation Table" on page 65.

(2) The PSUs granted in 2020 were made under the Share Units Plan. The payout of PSUs granted in 2020 to NEOs is subject to two distinct performance measures. Sixty percent (60%) of the PSU award is subject to the achievement of ROIC objectives for the period ending on December 31, 2022, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$118.56 or U.S.$90.06. The remaining 40% is subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2022. Details are described under "Performance Share Units: 2020 Award" on page 56.

(3) The stock options granted in 2020 were made under the MLTIP and vest over a period of five years, with 20% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section "Management Long-Term Incentive Plan" on page 71 for a description of the plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2020.

	OPTION-BASED AWARDS [1]				SHARE-BASED AWARDS		
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE [2] (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS [3] (C$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED [4] (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED [5] (C$)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED [6] (C$)
Jean-Jacques Ruest	136,000	121.07	2030/01/30	28,316,058	153,396	21,442,325	30,153,566
	157,000	106.28	2029/01/31				
	55,053	114.74	2028/07/26				
	65,387	99.89	2028/01/25				
	67,942	89.24	2027/01/26				
	77,407	67.16	2026/01/28				
	57,090	85.26	2025/01/29				
	60,120	67.35	2024/02/03				
Ghislain Houle	54,690	121.07	2030/01/30	14,614,466	35,453	4,955,766	8,632,837
	62,298	106.28	2029/01/31				
	60,908	99.89	2028/01/25				
	56,618	89.24	2027/01/26				
	18,047	80.99	2026/07/27				
	10,546	74.17	2026/01/28				
	7,892	84.55	2025/01/29				
	8,260	58.71	2024/02/03				
	8,680	47.30	2023/01/24				
	11,200	38.29	2022/01/26				
Robert Reilly	51,733	121.07	2030/01/30	2,051,315	29,598	4,137,330	0
	46,152	116.32	2029/06/25				
Sean Finn	42,865	121.07	2030/01/30	4,254,334	27,788	3,884,321	2,526,259
	45,829	106.28	2029/01/31				
	27,176	93.83	2028/03/08				
	13,211	89.24	2027/01/26				
Dominique Malenfant	37,401	133.97	2030/09/01	217,499	11,114	1,553,561	0

C2
Compensation Discussion and Analysis

69
CN | Management Information Circular 2021

(1) Includes all stock options granted under the MLTIP and outstanding on December 31, 2020.

(2) Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars were converted to Canadian dollars using the December 31, 2020, exchange rate of U.S.$1.00 = C$1.2725. The conversion of these option exercise prices results in different Canadian dollar equivalent values for stock option grants made in U.S. dollars when compared to the values presented in the "Share-Based and Option-Based Awards in 2020" table on page 69, under the "Share Price on Date of Grant" column. The following table presents the option exercise prices that were converted to Canadian dollars based on the December 31, 2020 exchange rate:

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (U.S.$)	OPTION EXERCISE PRICE (C$)	OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (U.S.$)	OPTION EXERCISE PRICE (C$)
2030/09/01	105.28	133.97	2027/01/26	70.13	89.24
2030/01/30	95.14	121.07	2026/07/27	63.65	80.99
2029/06/25	91.41	116.32	2026/01/28	52.78	67.16
2029/01/31	83.52	106.28	2025/01/29	67.00	85.26
2028/07/26	90.17	114.74	2024/02/03	52.93	67.35
2028/03/08	73.74	93.83	2023/01/24	47.18	60.04
2028/01/25	78.50	99.89	2022/01/26	38.19	48.60

(3) The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2020, on the TSX (C$139.94) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2020, on the NYSE (U.S.$109.85) converted to Canadian dollars based on the December 31, 2020, exchange rate of U.S.$1 = C$1.2725 (i.e. U.S.$109.85 × 1.2725 = C$139.78) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(4) Includes all PSUs outstanding on December 31, 2020, that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition that may or may not be achieved.

(5) The value of outstanding share units awarded under the Share Units Plan in Canadian dollars is based on the closing price of the common shares on the TSX on December 31, 2020 (C$139.94). The value of outstanding share units awarded under the Share Units Plan in U.S. dollars is based on the closing price of the common shares on the NYSE on December 31, 2020 (U.S.$109.85), converted to Canadian dollars based on the December 31, 2020 exchange rate of U.S.$1 = C$1.2725 (i.e. U.S.$109.85 × 1.2725 = C$139.78). The values assume that the target average Relative TSR and ROIC objectives (i.e. 100%) and the minimum share price condition are met. In accordance with the Share Units Plan, a performance vesting factor between 0% and 200% will apply to the awarded share units.

(6) Includes the value as at December 31, 2020 of the 2018 PSU awards granted under the Share Units Plan. The value is based on the closing price of the common shares on the TSX on December 31, 2020 (C$139.94) for grants made in Canadian dollars and based on the closing price of the common shares on the NYSE on December 31, 2020 (U.S.$109.85) converted to Canadian dollars based on the December 31, 2020 exchange rate of U.S.$1 = C$1.2725 (i.e. U.S.$109.85 × 1.2725 = C$139.78) for grants made in U.S. dollars. The payout of the 2018 PSUs awards was subject to two distinct performance measures. Seventy percent (70%) of the 2018 PSU award was subject to the achievement of ROIC objectives for the period ending on December 31, 2020, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$102.88 or U.S.$80.71. The average ROIC for the period ended on December 31, 2020 was 15.15%, exceeding the target for the plan period, and the minimum share price condition was met. The ROIC performance vesting factor was therefore 110.8%. The remaining thirty percent (30%) was subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2020. The Relative TSR performance of CN resulted in a Relative TSR performance vesting factor of 99.0%. The 2018 PSU awards were equity-settled for all NEOs on February 25, 2021.

Also includes the value as at December 31, 2020 of the DSUs that have vested under the terms of the VIDP based on the closing share price of the Company's common shares on the TSX of C$139.94. Units held under this deferred compensation plan are only payable upon cessation of employment (please refer to page 72 for more details on the "Company's Deferred Compensation Plans"). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2020:

NAME	2018 PSUs (C$)	ACCUMULATED DSUs (C$)	TOTAL (C$)
Jean-Jacques Ruest	5,597,960	24,555,606	30,153,566
Ghislain Houle	2,831,026	5,801,811	8,632,837
Robert Reilly	–	–	–
Sean Finn	2,526,259	–	2,526,259
Dominique Malenfant	–	–	–

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company's incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2020.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR[1] (C$)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR[2] (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR[3] (C$)
Jean-Jacques Ruest	2,572,727	5,597,960	313,334
Ghislain Houle	1,249,712	2,831,026	140,661
Robert Reilly	–	–	133,691
Sean Finn	1,647,196	2,526,259	136,123
Dominique Malenfant	–	–	–

(1) Represents the value of the potential gains from stock options granted under the MLTIP in 2016, 2017, 2018, and 2019 that vested during the 2020 financial year. Grants made prior to 2020 all vest over four years, with 25% of stock options vesting on each anniversary date, while grants made in or after 2020 vest over five years, with 20% of stock options vesting on each anniversary date (see section "Management Long-Term Incentive Plan" starting on page 71 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2020 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see "Currency Exchange Information" on page 76). This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2) Includes PSUs granted in 2018 that vested on December 31, 2020 under the Share Units Plan.

(3) Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2020.

Incentive Plan Awards – Value of Exercised Stock Options and Performance Share Units Paid During the Year

The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2020 as well as PSUs which vested on December 31, 2020. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date.

	STOCK OPTIONS		PSUs	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE (C$)	VALUE REALIZED ON DECEMBER 31, 2020 (C$)	TOTAL VALUE REALIZED (C$)
Jean-Jacques Ruest	65,560	5,199,119	5,597,960	10,797,079
Ghislain Houle	–	–	2,831,026	2,831,026
Robert Reilly	–	–	–	–
Sean Finn	45,225	2,130,505	2,526,259	4,656,764
Dominique Malenfant	–	–	–	–

CN Compensation Discussion and Analysis

70
CN | Management Information Circular 2021

CN | Management Information Circular 2021 71 Management Long-Term Incentive Plan The ML TIP was approved by the Company’s shareholders on May 7, 1996, and amended on April 28, 1998; April 21, 2005; April 24, 2007; March 4, 2008; January 27, 2015; January 1, 2019 and, on January 1, 2020. Eligible participants under the MLTIP are employees of the Company or its affiliates as determined by the Board. Grants cannot be made to non-employee directors under the MLTIP. The maximum number of common shares that may be issued under the MLTIP is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the MLTIP, as at February 28, 2021. Stock Options Outstanding and Available for Grant as of February 28, 2021 NUMBER OF COMMON SHARES (#) % OF OUTSTANDING COMMON SHARES Stock options already granted and outstanding 4,176,589 0.59% Stock options issuable under the MLTIP 13,576,526 1.91% Shares issued following the exercise of stock options 102,246,885 14.38% Stock Options Granted under the MLTIP as at December 31, 2020, 2019 and 2018 The follow ing table presents information concerning stock options granted under the MLTIP as at December 31 of the years below. 2020 2019 2018 Number of stock options granted during the year 748,763 933,372 1,099,753 Number of employees who were granted stock options 201 209 199 Number of stock options outstanding at year-end 3,630,673 3,736,116 4,198,175 Weighted average exercise price of stock options outstanding C$97.15 C$86.89 C$79.73 Number of stock options granted as a % of outstanding shares (1) 0.11% 0.13% 0.15% Number of stock options exercised 798,591 1,116,974 1,674,277 (1) Annual burn rate, as calculated in accordance with Section 613(p) of the TSX Company Manual. As per st ock exchanges rule, the maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the MLTIP and under any other plan, which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares that may be issued to insiders, at any time, under all security-based compensation, cannot exceed 10% of the issued and outstanding common shares. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted is well below the 1% limitation. Stock options are non- transferable except, in certain circumstances, upon the death of the holder of such stock options. Stock Option Features GRANT CURRENCY SAME CURRENCY AS THE RECIPIENT’S SALARY Exercise Price At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date. Term Ten years Vesting Criteria Stock options may become exercisable on the anniversary date (“conventional stock options”) and/or upon meeting performance targets (“performance options”) as established for each grant. Since 2005, grants have been of conventional stock options, which vest over four years, with 25% of stock options vesting on each anniversary. Effective January 1, 2020, grants vest over five years, with 20% of stock options vesting on each anniversary. Termination Conditions Stock options shall be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment. In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant continue to vest and shall be cancelled three months after termination of the participant’s employment. For awards made in 2019 and before, all vested stock options at time of termination held by such participant shall be cancelled three months after termination of the participant’s employment, and all unvested stock options at time of termination shall be cancelled at termination. In the case of retirement, stock options continue to vest and shall be cancelled four years after the retirement date. For awards made in 2019 and before, stock options continue to vest and shall be cancelled three years after the retirement date Since January 1, 2019, in the event of a participant’s death, all available stock options immediately vest and may be exercised by the estate within a period of twelve months from the date of death. In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled. These conditions are subject to the discretion of the Committee. At the  2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the MLTIP. Such amendment provisions state that the Board or the Committee, as provided in the MLTIP or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the MLTIP or suspend or terminate the MLTIP or amend the terms of any then outstanding award of stock options under the MLTIP (“Options”) provided, however, that the Company shall obtain shareholder approval for: (i) any amendment to the maximum number of common shares issuable under the MLTIP, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”); (ii) any amendment which would allow non-employee directors to be eligible for new awards under the MLTIP; (iii) any amendment which would permit any Option granted under the MLTIP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements); (iv) the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the MLTIP reserve; (v) the addition in the MLTIP of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company; (vi) any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 71 CN-35 Circulaire 2021 EN.indb 71 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 72 (vii) any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period; (viii) any increase to the maximum number of common shares that may be issued: a. under the MLTIP to any participant during any calendar year; or b. under the MLTIP and under any other plan to any participant; and (ix) the addition in the MLTIP of any form of financial assistance and any amendment to a financial assistance provision, which is more favourable to participants. No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the MLTIP, unless the rights of the participants have terminated in accordance with the MLTIP. On March 4, 2008, the MLTIP was amended to include a “double- trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 58 for more details on such amendment. On January 27, 2015, the MLTIP was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the MLTIP was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 and introduces a minimum continuous service condition of five (5) years to be eligible for continued vesting and exercise of stock options upon retirement. In late 2018, the Board approved changes to the MLTIP which became effective as of January 1, 2019. The retirement definition of the MLTIP was amended for awards made in 2019 and after, to the earlier of (i) 55 years of age and twelve (12) years of continuous service, or (ii) 60 years of age and seven (7) years of continuous service. Another amendment was also made to remove the three-month continued vesting provision in case of involuntary termination without cause for awards made in 2019 and after. The vested stock options at the time of involuntary termination without cause remain exercisable for a period of three months from the termination date, however no stock options become vested during such three-month period. Finally, the MLTIP was amended to provide immediate vesting of all stock options in case of death of the participant. In July 2019, the Board approved changes to the MLTIP which became effective as of January 1, 2020. The vesting period of the stock options for awards made in 2020 and after was increased from a four-year period, with 25% of the stock options granted that vest on each anniversary date over the first four years of the grant, to a five-year period, with 20% of the stock options granted that vest on each anniversary date over the first five years of the grant. Finally, the time period to exercise stock options upon retirement for awards made in 2020 and after was increased from three to four years following the retirement date to align with the change to the vesting period. Deferred Compensation Plans The V IDP was introduced by the Company in 2002. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus into DSUs remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 58 for a detailed description). The Company also credits a Company match equal to 25% of the number of DSUs resulting from an eligible deferral. These Company-matched DSUs vest over a period of four years (25% per year) from the deferral date. Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the share price performance. In October 2014, CN modified its VIDP to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes affect DSU awards made in 2016 or after. As a result, amounts deferred in DSUs after January 1, 2016 are settled in shares upon retirement or termination (including vested Company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. taxpayers). Following the modification of the VIDP, executives, including NEOs and senior management employees, were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. All NEOs have elected to convert their settlement in common shares purchased on the open market. No modification to the nature of the deferrals under the AIBP plan can be made, unless the Board approves an amendment to the plans. Employment Arrangements President and CEO The Company has not entered into written employment agreement with the President and CEO. It has only provided an appointment letter setting forth general details of employment, which are all described in this Information Circular. The President and CEO is eligible for the same compensation, benefit plans and programs as the other executives except for the following: • Under the AIBP, his target payout is 140% of base salary with a payout ranging from 0% to 280%. • Mr. Ruest is required to maintain a minimum level of stock ownership equivalent to eight times his annual salary. He is also required to maintain this stock ownership level for one year following cessation of employment. • Mr. Ruest is limited to participating in only one outside public company board. Other NEOs The Company has not entered into written employment agreements with the other NEOs. It has only provided appointment letters setting forth general details of employment, which are all described in this Information Circular. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 72 CN-35 Circulaire 2021 EN.indb 72 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 73 Pension Plan Benefits Canadian Pension Plans and Other Retirement Arrangements CN Pension Plan (“CNPP”) and CN Pension Plan for Senior Management (“CNPPSM”) Messrs. Ruest, Houle and Finn participate in the CNPP and CNPPSM, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP , pensionable earnings consist of base salary and overtime. Under the CNPPSM, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target level. In 2020, the aggregate annual retirement benefit payable under both plans was subject to a maximum of C$3,092 per year of pensionable service and was calculated as follows: • 1.7% of highest average earnings up to the average year’s maximum pensionable earnings (the “YMPE”) as defined under the Quebec/Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years) plus • 2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years). Under both the CNPP and CNPPSM, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to the Company’s consent. Retirement benefits vest immediately when participation begins. Special Retirement Stipend Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (the “SRS”). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete, and non-solicitation clauses. Messrs. Ruest, Houle and Finn have each signed a SRS agreement. The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and CNPPSM (approximately C$163,077 in 2020), multiplied by the number of years of pensionable service (maximum 35 years). Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target level. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the SRS agreement. SRS benefits for employees who entered into a SRS agreement prior to July 1, 2002, vest after two years of employment. For employees who entered into a SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service for two years and until the age of 55. SRS retirement benefits are paid out of operating funds. Mr.  Ruest’s annual benefit payable under the SRS is capped at C$1,000,000. Defined Contribution Pension Plan for Executives and Senior Management (“DCPP”) Mr. Malenfant participates in the DCPP . The DCPP is a federally- registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006, had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and CNPPSM mentioned above. Messrs. Ruest, Houle and Finn elected to remain in the CNPP and CNPPSM. Executives and senior management employees hired on or after January 1, 2006, automatically join the DCPP. Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Canadian Income Tax Act (C$27,830 in 2020). The contribution percentage for executives depends on age and service as follows: POINTS (SUM OF AGE AND SERVICE) % OF PENSIONABLE EARNINGS Up to 39 6% 40 – 49 7% 50 – 59 8% 60 and above 9% Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination. Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) Mr. Malenfant participates in the DC SERP. The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limit applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company to a notional account under the DC SERP . These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP . By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP . However, participants can make a different investment election under the DC SERP . No withdrawals or distributions are permitted prior to employment termination. Effective January 1, 2011, the DC SERP was amended to include certain confidentiality, non-compete, non-solicitation, and other covenants as a condition of payment of retirement benefits accruing as of the effective date. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 73 CN-35 Circulaire 2021 EN.indb 73 2021-03-16 17:45 2021-03-16 17:45

Canadian National Railway Company Savings Plan for U.S. Operations ("401(k) Plan")

Mr. Reilly participates in the 401(k) Plan, which is a defined contribution retirement plan qualified under Section 401(a) of the *Internal Revenue Code* offered to U.S. based CN employees.

Non-unionized employees participating in the 401(k) Plan may elect to defer of up to 100% of their pensionable earnings in the plan and the Company contributes an amount equal to 50% of the first 6% of the pensionable earnings an employee elects to defer to the 401(k) Plan ("Matching Contribution"). Both employee deferrals and Matching contributions are subject to annual limits imposed by the *U.S. Internal Revenue Code*. All Matching Contributions vest immediately.

Under the defined contribution component of the 401(k) Plan, the Company makes an additional contribution for non-unionized employees of 3.5% of pensionable earnings ("Management Contribution"). Management Contributions vest after three years of employment.

Pensionable earnings include base salary and are subject to the annual compensation limit imposed by the *Internal Revenue Code* (U.S.$285,000 in 2020). The total of all contributions to the 401(k) Plan – employee deferrals, Matching Contributions and Management Contributions for any employee in a plan year are subject to an annual limit imposed by the *Internal Revenue Code* (U.S.$57,000 in 2020). All contributions are invested in various investment funds as selected by the participant.

Canadian National Railway Defined Contribution Supplemental Executive Retirement Plan ("US DC SERP")

Mr. Reilly participates in the US DC SERP.

The US DC SERP is a non-qualified defined contribution pension plan designed to provide U.S. based CN executives and senior management employees with supplemental retirement benefits in addition to the 401(k) Plan described above. The Company credits contributions to a notional account under the US DC SERP. Employees do not contribute to the US DC SERP.

The annual contribution percentage credited to executives by the Company depends on age and service as follows:

POINTS (SUM OF AGE AND SERVICE)	% OF PENSIONABLE EARNINGS
Up to 39	5%
40 – 49	6%
50 – 59	7%
60 and above	8%

Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee's target level. These notional contributions vest after two years of employment. A participant's notional contributions accrue investment credits as if invested in a default investment option unless the participant makes other investment elections. No withdrawals or distributions are permitted prior to employment termination. Distributions after termination of employment are made in the number of instalments elected by the participant.

Effective January 1, 2011, the US DC SERP was amended to include certain confidentiality, non-compete, non-solicitation, and other covenants as a condition of payment of contributions accruing after 2010.

Defined Benefit Plans Table

The following amounts have been calculated using the actuarial assumptions disclosed in Note 17—Pensions and Other Post-retirement Benefits, on page 88 of the 2020 Annual Report and in Note 15—Pensions and Other Post-retirement Benefits, on page 84 of the 2019 Annual Report, available on the Company's website at www.cn.ca and on SEDAR at **www.sedar.com**. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company's defined benefit registered pension plans and non-registered supplemental pension arrangements for 2020 and are in Canadian dollars.

NAME	NUMBER OF YEARS OF CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION[4] (C$)	COMPENSATORY CHANGE (C$)[1]				NON-COMPENSATORY CHANGE[6] (C$)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION[4] (C$)
		AT YEAR END[2] (C$)	AT AGE 65[3] (C$)		SERVICE COST	IMPACT OF SALARY/ BONUS[5]	IMPACT OF PLAN CHANGES	TOTAL		
Jean-Jacques Ruest	24.67	686,000	686,000[7]	12,311,000	490,000	–	–	490,000	621,000	13,422,000
Ghislain Houle	23.32	493,000	830,000	10,587,000	458,000	(553,000)	–	(95,000)	1,248,000	11,740,000
Sean Finn	27.00	665,000	730,000	11,574,000	430,000	–	–	430,000	1,048,000	13,052,000

(1) The change in present value that is attributable to compensation includes the service cost net of employee contributions, the impact of any increase in earnings in excess or below what was assumed and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year.

(2) Annual benefits payable at year end represent accrued benefits as at December 31, 2020 (based on service and pay up to December 31, 2020), payable at age 65 or at unreduced retirement date, if earlier. Actual benefits payable at year end would have been reduced for employees not yet eligible for unreduced benefits.

(3) The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for years after 2020.

(4) The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time.

(5) Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. The impact of salary/bonus is nil for Mr. Ruest and Mr. Finn because 2020 earnings did not qualify to determine the highest average earnings used to calculate the pension benefits projected at retirement. The impact is negative for Mr. Houle because his pensionable earnings during 2020 were lower than expected and reduced his highest average earnings projected at retirement.

(6) The change in present value that is attributable to non-compensatory elements includes changes in assumptions, change in currency, interest cost, employee contributions, any benefit payments and experience gains and losses (other than for difference in earnings). The impact on the present value at the end of 2020 relating to non-compensatory elements was mainly due to interest on benefit obligation and a change in assumptions including a decrease in the discount rate which increased the present value. This was partially offset by experience gains and a decrease in the currency exchange rate.

(7) Mr. Ruest has reached age 65 in April 2020. The annual benefit shown is the annual benefit he would receive had he retired as at December 31, 2020.

Defined Contribution Plans Table

The table below includes amounts from the Company's registered and non-registered defined contribution plans.

NAME	ACCUMULATED VALUE AT START OF YEAR (C$)	COMPENSATORY AMOUNT[1] (C$)	NON-COMPENSATORY AMOUNT[2] (C$)	ACCUMULATED VALUE AT YEAR END (C$)
Robert Reilly	61,465	67,151	19,426	148,042
Dominique Malenfant	–	27,021	15,153	42,174

(1) Represents employer contributions and notional contributions in the non-registered defined contribution plan.

(2) Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses.

CN | Compensation Discussion and Analysis

74

CN | Management Information Circular 2021

CN | Management Information Circular 2021 75 Non-Registered Plans Table The following table provides the total present value of CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 17 — “Pensions and Other Post-retirement Benefits”, on page 88 of the 2020 Annual Report and in Note 15 — Pensions and Other Post-retirement Benefits, on page 84 of the 2019 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2020. PLANS OPENING PRESENT VALUE OF BENEFIT OBLIGATION (C$) CLOSING PRESENT VALUE OF BENEFIT OBLIGATION (C$) Non-Registered Defined Benefit Plans in Canada and the U.S. 490,200,000 518,600,000 (1) Non-Registered Defined Contribution Plans in Canada and the U.S. 7,566,000 7,468,000 (1) The increase in the present value at the end of 2020 for defined benefit plans was mainly due to benefit accruals, interest on the benefit obligation and a decrease in the discount rate. This was partially offset by the impact of benefit payments, experience gains and a decrease in the currency exchange rate. Termination and Change of Control Benefits The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, Change of Control or a change in responsibilities of a NEO, other than the conditions provided in the compensation plans, and summarized as follows: RESIGNATION INVOLUNTARY TERMINATION RETIREMENT (3) CHANGE OF CONTROL TERMINATION FOR CAUSE Annual Incentive Bonus Plan Forfeits eligibility for the plan Entitled to a bonus based on corporate, safety and individual performance and pro-rated on active service in plan year (minimum of three months) Entitled to a bonus based on corporate, safety and individual performance and pro-rated on active service in plan year (minimum of three months), subject to providing a three-month notice period prior to retirement No specific provision Forfeits eligibility for the plan Stock Options (1) All stock options are cancelled Grants made before January 2019 Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Grants made since January 2019 Exercise of vested stock options upon involuntary termination within three months or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Grants made before January 2020: continued vesting for three years if the executive remains in continuous and active service until the last day of the year in which the grant was made; exercise of vested stock options within three years or otherwise forfeited Grants made since January 2020: continued vesting for four years if the executive remains in continuous and active service until the last day of the year in which the grant was made; exercise of vested stock options within four years or otherwise forfeited Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change of Control All stock options are cancelled Performance Share Units (1) All PSUs are cancelled Grants made before January 2019 Partial payout if performance measures are met and pro-rated (a year is considered completed only if 9 months has elapsed in the year) based on active service during the plan period Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Grants made since January 2019 Partial payout if performance measures are met and pro-rated based on the number of months of active service during the plan period Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Full payout if performance measures are met and if the executive remains in continuous and active service until March 31 of the year following the year in which the grant was made Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change in Control All PSUs are cancelled Deferred Share Units Payment of all vested units, including the vested Company- matched DSUs Payment of all vested units, including the vested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Immediate vesting of unvested Company-matched DSUs Payment of all vested units, including the vested Company- matched DSUs Registered Pension Plans Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Non-Registered Pension Plans and Arrangements (1) Payment of vested benefits Payment of vested benefits Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Payment of vested benefits Subject to compliance with the two-year non-compete, non-solicitation and confidentiality provisions Payment of vested benefits Payment of vested benefits, except for SRS benefits which are forfeited (1) In the event of resignation, involuntary termination, retirement or Change of Control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements. (2) A resignation for good reason may take place only during the 24 months following a Change of Control if (i) the executive is required to relocate his or her office or home base to a location that is outside a 100-kilometer radius of his or her office or home base immediately prior to the Change of Control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control. (3) For awards made in 2019 and after, the retirement definition (previously 55 years of age and 5 years of continuous service) for the PSUs and the Stock Options has been changed to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and 7 years of continuous service. The same definition also applies to the AIBP starting on January 1, 2020. Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 75 CN-35 Circulaire 2021 EN.indb 75 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 76 Involuntary Termination In the event of an involuntary termination, an NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary “Termination and Change of Control Benefits” table on page 75. Retirement On December 31, 2020, Mr. Malenfant was eligible for retirement under the registered defined contribution plan, but would have forfeited his DC SERP had he retired on December 31, 2020. Had Mr. Reilly retired on December 31, 2020, he would have been eligible to receive his accumulated 401(k) account balance but would have forfeited the accumulated Management Contributions within the 401(k) and would have also forfeited his US DC SERP . Messrs. Ruest, Houle and Finn were eligible for retirement, but Mr. Houle did not have sufficient service for unreduced retirement benefits under the defined benefit plans. Had Messrs. Ruest, Houle, Finn, Reilly and Malenfant retired on December 31, 2020, no other material payments or benefits would have been payable. Share-based awards, option-based awards and other benefits are treated according to the terms of the plans under which they were granted, as described in the summary “Termination and Change of Control Benefits” table on page 75. Change of Control The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2020. NAME SHARE UNITS PLAN (1) (C$) STOCK OPTIONS (1) (C$) DEFERRED SHARE UNITS (2) (C$) TOTAL (C$) Jean-Jacques Ruest – – – – Ghislain Houle – – – – Robert Reilly – – – – Sean Finn – – – – Dominique Malenfant – – – – (1) An NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control. (2) An NEO would be eligible for immediate vesting of the unvested Company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see “Deferred Compensation Plans” section on page 72 for a description of the VIDP). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2020 (C$139.94). Currency Exchange Information Compensation disclosed in the “Statement of Executive Compensation” section that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates: EXCHANGE RATE USED ACTUAL RATE U.S.$1 = C$X Salary All other compensation AVERAGE RATE DURING THE YEAR 2020: 1.3415 2019: 1.3269 2018: 1.2957 Annual incentive bonus plan WHEN BONUS IS EARNED (I.E. DECEMBER 31) December 31, 2020: 1.2725 December 31, 2019: 1.2990 December 31, 2018: 1.3637 Pension value, Value of unexercised in-the-money options, Market value of share-based awards that have not vested, Non-equity incentive plan compensation – Value earned during the year, Termination scenarios – incremental costs DECEMBER 31 (DECEMBER 31 OF PRIOR YEAR FOR PENSION VALUE) December 31, 2020: 1.2725 December 31, 2019: 1.2990 December 31, 2018: 1.3637 December 31, 2017: 1.2571 Option-based awards – Value vested during the year ACTUAL VESTING DATE OF APPLICABLE GRANTS: June 25, 2020: 1.3638 January 31, 2020: 1.3237 July 27, 2020: 1.3356 March 19, 2020: 1.4511 March 9, 2020: 1.3702 January 24, 2020: 1.3143 January 27, 2020: 1.3194 January 28, 2020: 1.3155 Compensation Discussion and Analysis CN-35 Circulaire 2021 EN.indb 76 CN-35 Circulaire 2021 EN.indb 76 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 77 Securities Authorized for Issuance Under Equity Compensation Plans The table below indicates, as at December 31, 2020, certain information with respect to the Company’s Management Long-Term Incentive Plan. PLAN CATEGORY NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN) (#) Equity compensation plans approved by security holders 3,630,673 $97.15 14,253,843 Equity compensation plans not approved by security holders Nil Nil Nil TOTAL 3,630,673 $97.15 14,253,843 Indebtedness of Directors and Executive Officers As of Mar ch 9, 2021, there was no outstanding indebtedness of current and former directors or officers of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise. Interest of Informed Persons and Others in Material Transactions The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries. Shareholder Proposals Shareholder proposals to be considered at the 2022 annual meeting of shareholders must be received at the head office of the Company no later than December 3, 2021, to be included in the Information Circular for such annual meeting. Availability of Documents The C ompany is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov through EDGAR, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052. Approval The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company. Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 9, 2021 Other Information Other Information CN-35 Circulaire 2021 EN.indb 77 CN-35 Circulaire 2021 EN.indb 77 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 78 The Boar d has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time. Meetings of the Board are held at least seven times a year and as necessary. As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities: Schedule A | Mandate of the Board A. A pproving CN’s Strategy • adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management. B. Assessing and Overseeing the Succession Planning of Executive Management • choosing the President and Chief Executive Officer (the “President and CEO”), appointing executive management and monitoring the President and CEO and his direct reports’ performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually the compensation of the President and CEO and his direct reports; • ensuring that an appropriate portion of the President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN; and • taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence. C. Monit oring Corporate Governance Issues and Board Renewal • monit oring the size and composition of the Board to favour effective decision-making; • taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN; • monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback; • taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver, including transactions involving CN and related parties; • ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration; • approving the list of Board nominees for election by shareholders and filling Board vacancies; • adopting and reviewing orientation and continuing education programs for directors; • overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non- management directors as a group; and • ensuring a Board succession and renewal plan is in place. D. Monit oring Financial Matters and Internal Controls • monit oring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing: (i) the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure; (ii) the review of the Audit Committee on external auditors’ independence and qualifications; (iii) the performance of CN’s internal audit function and of CN’s external auditors; (iv) CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security); • ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and financial strategy, including climate change risks; and • adopting communications and disclosure policies and monitoring CN’s investor relations programs. E. Monit oring Pension Fund Matters • monit oring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”); and • approving the annual budget of the Investment Division of CN’s Pension Trust Funds. F. Monit oring Sustainability, Safety and Security Matters • monit oring and reviewing, as appropriate, CN’s sustainability, safety and security policies and practices; • monitoring CN’s Climate Action Plan and the Company’s progress against its set targets under such Plan. The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not independent, an executive session including only independent directors is held regularly. Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request. The Board annually reviews the adequacy of its mandate. Schedule A CN-35 Circulaire 2021 EN.indb 78 CN-35 Circulaire 2021 EN.indb 78 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 79 The following are reports of each Board committee for the year 2020 and up to March 9, 2021. These reports provide details on the activities of each committee but are not meant to be exhaustive. The Charter of each Committee is available in our Corporate Governance Manual available on our website at www.cn.ca. Schedule B | Reports of the Committees Report of the Audit Committee The role of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. CURRENT MEMBERS S. Bruder (Chair), D.J. Carty, E.E. Holiday, V.M. Kempston Darkes, K.G. Lynch, J.E. O’Connor, L. Stein Highlights The Audit Committee, in accordance with its mandate: Financial Information • r eviewed and approved annual and quarterly results, Management’s Discussion and Analysis and the earnings press releases of the Company; • reviewed the independent auditors’ reports of the external auditors on the consolidated financial statements and the internal controls over financial reporting of the Company, and on the financial statements of CN’s Pension Trust Funds; • reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval; • reviewed and approved the Audit Committee Report and other information appearing in the Management Information Circular; • reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues; • reviewed the compliance of management’s certification of financial reports with applicable legislation; • reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto; • reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods; • reviewed with external auditors and management, changes in accounting for CN’s pension plans and other postretirement benefits; and • held in camera meetings with certain members of management. Internal Auditors • r eviewed and approved the internal audit plan and Internal Audit Charter; • monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and • held in camera meetings with the Chief, Internal Audit. External Auditors • r eviewed and approved the results of the external audit; • recommended to the Board the appointment and terms of engagement of the Company’s external auditors; • evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors; • discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors; • determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; • reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; and • held in camera meetings with external auditors. Risk Management • r eviewed the Company’s risk assessment, including risk oversight and risk management policies under the Enterprise Risk Managment, including information technology risk management, and Business Interruption management; • assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements; and • oversaw the Company’s cybersecurity program for Operations and Information Technologies. Internal Control • r eceived management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; • r eviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters; and • reviewed minutes of the Corporate Disclosure Committee meetings. Committee Performance • r eviewed the processes in place to evaluate the performance of the Audit Committee; and • reviewed and approved a forward-looking agenda for the Committee. Other • made recommendations to the Board with respect to the declaration of dividends; • reviewed progress report on the implementation of Positive Train Control, the safety technology mandated by the U.S. Congress; • monitored the tax affairs of the Company; and • reviewed, on a quarterly basis, expense reports of the Chair of the Board and the President’s Office. Submitted by the members of the Audit Committee. Schedule B CN-35 Circulaire 2021 EN.indb 79 CN-35 Circulaire 2021 EN.indb 79 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 80 Report of the Finance Committee The role of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the monitoring and oversight of the Company’s financial policies and strategy and authorizing, approving and recommending certain financial activities. CURRENT MEMBERS G.D. Giffin (Chair), J. Godin, E.E. Holiday, D. Losier, V.M. Kempston Darkes, M. McKenzie, J.E. O’Connor, R.L. Phillips, L. Stein Highlights The Finance Committee, in accordance with its mandate: Financial Policies and Strategy • pr ovided oversight with respect to CN’s capital structure, cash flows and key financial ratios; • made recommendations to the Board with respect to the Company’s financial policies and practices and financial matters affecting the Company including the Company’s Capital Allocation Strategy and Capital Budget; • reviewed and made recommendations to the Board with respect to the Company’s Standing Resolutions on Delegation of Authority; • reviewed CN’s strategy regarding distributions to shareholders, including strategy with respect to dividends and share repurchases; • reviewed policies regarding financial risk management, short-term investment and credit; and • reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies. Financing • r eviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments; • approved a shelf prospectus for the issuance of an aggregate principal amount of C$6 billion of debt securities; • approved public debt offering of up to US$750M, and related hedging, which allowed issuance of US$600M 2.45% due 2050; and • in response to uncertainty brought about by the COVID-19 crisis, reviewed and agreed to significantly increasing liquidities by: – stopping share repurchases; – adding a C$390M one-year credit facility as well as a US$310 loan facility. Financial Activities • r ecommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit; • reviewed Treasury and transactional activities; • recommended decisions related to derivative financial instruments; • reviewed and recommended new share repurchase programs and related progress reports; • reviewed and recommended the acquisition of the Massena Line (pending closing) and the Quebec City Terminal Partnership with Hutchison Ports; • reviewed and recommended Procurement and Supply Management three-year plan • reviewed, recommended and monitored significant capital and other expenditures for strategic projects, equipment and rail infrastructure, as well as material purchases of products and services; and • oversaw internal auditors reports on post-completion audits of selected capital projects approved by the Board; and • reviewed and recommended the continued use of the end user exemption for derivative instruments under the Dodd‑Frank Act. Committee Performance • r eviewed the processes in place to evaluate the performance of the Finance Committee; • assessed the adequacy of the Finance Committee’s Charter and made a report thereon to the Board; and • reviewed and approved a forward-looking agenda for the Committee. Other • r eviewed a CN investor perception survey. Submitted by the members of the Finance Committee. Schedule B CN-35 Circulaire 2021 EN.indb 80 CN-35 Circulaire 2021 EN.indb 80 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 81 CURRENT MEMBERS G.D. Giffin (Chair), J. Godin, E.E. Holiday, D. Losier, V.M. Kempston Darkes, M. McKenzie, J.E. O’Connor, R.L. Phillips, L. Stein Report of the Corporate Governance and Nominating Committee The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities with respect to corporate governance matters which include developing, reviewing and monitoring criteria for selecting directors and reviewing the corporate governance guidelines applicable to the Company. CURRENT MEMBERS R.L. Phillips (Chair), J. Godin, K.G. Lynch, M. McKenzie, R. Pace, J. E. O’Connor Highlights The Corporate Governance and Nominating Committee, in accordance with its mandate: Composition of the Board and its Committees • r eviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate; • reviewed directors’ independence and financial literacy; • reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; • identified three Board candidates with a focus on the Board’s desired skills and competencies, geographical representation and the Board’s diversity target, and recommended director nominees for the next annual meeting of shareholders; and • reviewed director succession and board renewal and evergreen list. Performance of the Board and its Committees • r eviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, and Chair evaluation process and the development of Management Information Circular questionnaires. Director Compensation • r eviewed the compensation of non‑executive Board members. Continuing Education for Directors • monit ored and reviewed the Company’s orientation and continuing education programs for directors. Corporate Governance Initiatives • r eviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of such guidelines in accordance with applicable rules and regulations; • monitored developments, proposed rule changes and amendments to securities laws, disclosure and other regulatory requirements; • assisted the Board with the oversight of the Company’s corporate governance and monitored legal and regulatory requirements, as well as best practices; • reviewed the Company’s Corporate Governance Manual; • reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct; • reviewed progress reports on diversity and inclusion and reviewed CN’s Diversity Policy with respect to Director and Executive Management positions; • reviewed the annual report of CN’s Ombudsman; • reviewed adherence to the Company’s Aircraft Utilization Policy; • reviewed the Company’s corporate disclosure, including the Management Information Circular, the Annual Information Form, and the Annual Report; • recommended to the Board a date and location for the annual meeting of shareholders; and • monitored the Investor Relations Program and reviewed feedback from shareholders and shareholder associations. Committee Performance • r eviewed the processes in place to evaluate the performance of the Corporate Governance and Nominating Committee; and • reviewed and approved a forward-looking agenda for the Committee. Submitted by the members of the Corporate Governance and Nominating Committee. Schedule B CN-35 Circulaire 2021 EN.indb 81 CN-35 Circulaire 2021 EN.indb 81 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 82 Report of the Human Resources and Compensation Committee The role of the Human Resources and Compensation Committee is to assist the Board in fulfilling its oversight responsibility of monitoring executive management’s performance assessment, compensation, succession planning and human resources practices. CURRENT MEMBERS K.G. Lynch (Chair), S. Bruder, D.J. Carty, J. Godin, M. McKenzie, R.L. Phillips, L. Stein Highlights The Human Resources and Compensation Committee, in accordance with its mandate: Succession Planning • r efined critical role success criteria aligned to the identified key value drivers; • assessed talent strengths and gaps against critical roles with a focus on optimal fit to ensure the greatest impact on CN’s strategic plan; • analyzed succession pipeline to mitigate risk and bring greater emphasis on diverse talent, including in-depth functional talent reviews; • reviewed leadership teams and functional organizational structures to ensure strong incumbent fit, including supplementing talent and skills with external hires; • increased data driven decision-making through dashboards and scorecards, creating leadership accountability and tracking progress; and • identified how best to monitor performance and create key indicators to assess and measure delivery against value allocation. President and Chief Executive Officer Compensation • r eviewed corporate goals and objectives relevant to the President and Chief Executive Officer, evaluated his mid-year and annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by the Independent Board members; and • developed performance objectives in conjunction with the President and Chief Executive Officer. Appointment of Executive Management • r ecommended the appointment of executive management and approved the terms and conditions of their appointment and termination or retirement; and • launched a search process for the position of Executive Vice-President and Chief Information and Technology Officer (“CITO”), and appointed a CITO. Executive Compensation • r eviewed the validity of the Company’s benchmark group used in determining the compensation of executives; • reviewed the evaluation of the direct reports of the President and CEO’s performance and recommended to the Board their compensation; • examined and reviewed elements of executive compensation and reported on compensation practices; • monitored any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place; • reviewed performance of NEOs and the Company’s annual performance as measured under the AIBP; • closely monitored bonus outlook and recommended to the Board payout under the AIBP, as well as PSU vesting outlook; • reviewed and recommended proposed bonus targets and the use of discretion of unforeseen events and performance targets related to PSUs; and • reviewed and recommended changes to the AIBP. Executive Compensation Disclosure • pr oduced for review and approval by the Board a report on executive compensation for inclusion in the Management Information Circular. Compensation Philosophy • monit ored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short‑ and longer-term performance of the Company; and • monitored the Company policy relating to the positioning of total direct compensation for executives. Pension Plans • r eviewed and recommended pension plan amendments. Human Resources Initiatives • monit ored pension and strategic labour and social issues; • reviewed and discussed strategies for hiring, training, engaging, and developing a diverse talent; and • reviewed and discussed strategies for workforce planning. Committee Performance • r eviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee; • reviewed and approved a forward-looking agenda for the Committee; and • retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services. Submitted by the members of the Human Resources and Compensation Committee. Schedule B CN-35 Circulaire 2021 EN.indb 82 CN-35 Circulaire 2021 EN.indb 82 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 83 Report of the Environment, Safety and Security Committee The role of the Environment, Safety and Security Committee is to assist the Board in fulfilling its oversight responsibilities with respect to environmental matters, safety and security of the Company’s operations which include overseeing environmental, safety and security policies, practices and procedures, audits and assessments of compliance. CURRENT MEMBERS L. Stein (Chair), S. Bruder, D.J. Carty, G.D. Giffin, M. McKenzie, J.E. O’Connor, R. Pace, R.L. Phillips Highlights The Environment, Safety and Security Committee, in accordance with its mandate: Environmental, Health and Safety Audits • o versaw the development and implementation of environmental, safety and security policies, procedures and guidelines; • reviewed environmental, health and safety audits and assessments of compliance, taking reasonable steps to ensure that the Company is exercising due diligence; • oversaw the review of the Company’s safety performance and related management action plans and ensured safety initiatives are fully aligned with and reinforce CN’s safety culture and its goal of being the safest Class I railroad in North America; • reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration; • ensured appropriate employee training standards and communications are developed and implemented; • reviewed all significant safety and security matters; and • oversaw the Company’s Environmental, Sustainability, and Governance disclosures, including CN’s Climate Action Plan for inclusion in CN’s Information Circular. Accounting Accrual • monit ored accounting accrual for environmental costs in conjunction with the Audit Committee. Environmental Investigations and Judgments • r eviewed reports in respect of all significant notices, complaints, investigations and proceedings by governmental authorities, and all significant judgments and orders in respect of environmental, safety and security matters. Other • r eviewed Canadian and U.S. environmental and safety, legal and regulatory developments of importance to the Company; and • monitored results from various security initiatives and use of technology in risk mitigation. Committee Performance • r eviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee. Submitted by the members of the Environment, Safety and Security Committee. Report of the Strategic Planning Committee The role of the Strategic Planning Committee is to assist the Board in fulfilling its oversight responsibilities with respect to financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. CURRENT MEMBERS V.M. Kempston Darkes (Chair), D.J. Carty, J. Godin, D. Losier, K.G. Lynch, M. McKenzie, R. Pace Highlights The Strategic Planning Committee, in accordance with its mandate: Strategic Direction • focused on strategic and financial issues, including the review of key assumptions and external impacts underlying the business plan; • reviewed and approved the Company’s long-term strategic direction; • reviewed and approved the Company’s business plan and capital budget; and • obtained regular briefings and presentations on strategic issues. Committee Performance • r eviewed the processes in place to evaluate the performance of the Strategic Planning Committee. Submitted by the members of the Strategic Planning Committee. Schedule B CN-35 Circulaire 2021 EN.indb 83 CN-35 Circulaire 2021 EN.indb 83 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 84 Report of the Pension and Investment Committee The role of the Pension and Investment Committee is to review pension-related matters broadly, including, reviewing the activities of CNID, reviewing and approving CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds, approving certain of the investments made by CN’s Pension Trust Funds, and being informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The Pension and Investment Committee is a mixed committee composed of members of the Board of Directors as well as officers of the Company (not shown here). CURRENT MEMBERS E.E. Holiday (Chair), D.J. Carty, G.D. Giffin, V.M. Kempston Darkes, D. Losier, K.G. Lynch Highlights The Pension and Investment Committee, in accordance with its mandate: • reviewed the activities of CNID and advised CNID on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures; • reviewed and approved the Statements of Investment Policies and Procedures for CN’s pension plans; • reviewed and approved the Investment Strategy of CNID; • reviewed and approved CNID Incentive Plans and any award payouts thereunder; • reviewed and approved the annual budget of CNID; • in conjunction with the President and Chief Executive Officer of CN, oversaw and determined the hiring, compensation, performance assessment, leadership development and succession planning of CNID executives, including the President and CEO of CNID, subject to the approval of the Human Resources & Compensation Committee and the Board; • approved the overall pension risk management strategy and reporting thereon to the Board; • oversaw implementation of the overall pension risk management strategy by the Pension Advisory Working Committee and CNID; • reviewed and recommended, jointly with the Audit Committee, to the Board the financial statements of the CN Pension Trust Funds; • r eviewed management’s assessment of the effectiveness of internal controls relating to CN’s pension plans and the CN Pension Trust Funds; • reviewed and approved the governance structure of the management Pension Advisory Working Committee; and • appointed members of the management Pension Advisory Working Committee and its Chair. Committee Performance • r eviewed the processes in place to evaluate the performance of the Pension and Investment Committee. Submitted by the members of the Pension and Investment Committee. Report of the Donations and Sponsorships Committee The role of the Donations and Sponsorships Committee is to assist the Board in fulfilling its oversight responsibilities with respect to developing a donations and sponsorships strategy and reviewing/approving donation and sponsorship requests. The Donations and Sponsorships Committee is a mixed committee composed of members of the Board of Directors as well as officers of the Company (not all shown here). CURRENT MEMBERS R. Pace (Chair), S. Bruder, G.D. Giffin, E.E. Holiday, D. Losier, J.J. Ruest Highlights The Donations and Sponsorships Committee, in accordance with its mandate: Donations and Sponsorship Strategy • r eviewed and approved the general donations and sponsorships strategy and goals of the Company; • reviewed and approved the budget for donations and sponsorships; and • reviewed the Railroaders in the Community Program. Donations and Sponsorship Requests • r eviewed donation requests and approved selected donations by the Company, including those having a total cost of more than $100,000; • reviewed and approved sponsorships and recommended to the Board for approval sponsorships by the Company having a total cost of more than $500,000; and • reviewed reports from the Vice- President, Public and Government Affairs concerning sponsorships having a total cost of more than $100,000 and donations of more than $50,000 and on other matters. Committee Performance • r eviewed committee mandate and processes in place to evaluate the performance of the Donations and Sponsorships Committee. Submitted by the members of the Donations and Sponsorships Committee. Schedule B CN-35 Circulaire 2021 EN.indb 84 CN-35 Circulaire 2021 EN.indb 84 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 85 National In strument 52-110 — Audit Committees of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form — section “9.2 Audit Committee Disclosure” and “Schedule A” — available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Investors for a description of the education and relevant experience of the Audit Committee members and with regards to the charter of our Audit Committee. Schedule C | Additional Audit Committee Disclosure Composition of the Audit Committee The Audit Committee is composed of seven independent directors, namely, Shauneen Bruder, Chair of the Committee, Donald J. Carty, Edith E. Holiday, V. Maureen Kempston Darkes, Kevin Lynch, James E. O’Connor and Laura Stein. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Mandate of the Audit Committee As fur ther described below, the Audit Committee’s responsibilities can be divided into four categories: • overseeing financial reporting; • monitoring risk management and internal controls; • monitoring internal auditors; and • monitoring external auditors. Overseeing Financial Reporting The mandate of the Audit Committee provides that the Audit Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s Management’s Discussion and Analysis disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the Audit Committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures. The Audit Committee is also responsible for reviewing the financial information contained in the Annual Information Form and other reports or documents, financial or otherwise, requiring Board approval. Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto. Monitoring Risk Management and Internal Controls The Audit Committee is responsible for periodically receiving management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the Audit Committee must review CN’s risk assessment and risk management policies. The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements. Additionally, the mandate of the Audit Committee provides that the Audit Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca, under Delivering Responsibly/Governance for more details on these procedures. Monitoring Internal Auditors The Audit Committee is responsible for ensuring that the Chief, Internal Audit reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee. Monitoring External Auditors The mandate of the Audit Committee states that the Audit Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence. The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attestation services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors. Regulations in the U.S. and Canada require that the lead engagement partner must change every five years in the U.S. and every seven years in Canada, followed by a five year absence from the audit. At CN, lead engagement partner rotation occurs at least every five years. The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including disagreements, if any, with management and the resolution thereof). The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence. The mandate of the Audit Committee also provides that the Audit Committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors. The Audit Committee assesses the auditor’s experience and knowledge of the Company’s operations and industry, audit quality and performance, and audit fees, including the results of industry benchmarking. The Audit Committee also considers the results of auditor reviews performed by auditing oversight bodies, including public reports issued by such bodies following their inspections of the firm, as well as other information such as comment letters received periodically from the securities commissions. Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required. Schedule C CN-35 Circulaire 2021 EN.indb 85 CN-35 Circulaire 2021 EN.indb 85 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 86 The A udit Committee met six (6) times in 2020 and held in camera sessions at each meeting. The report of the Audit Committee, set forth in Schedule B of this Information Circular, outlines the major subject areas reviewed by the Committee during the year, in compliance with its mandate. Non-Audit Services The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment advisor, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre- approved by the Audit Committee. Audit Committee Report Regarding Internal Control Over Financial Reporting The A udit Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2020 fiscal year. The Company’s external auditors, KPMG LLP , are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook — Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act. KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB. Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s annual report on Form 40-F for the year ended December 31, 2020 filed with the SEC. Education and Relevant Experience of the Audit Committee Members The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member. In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions. All members of the Audit Committee are financially literate and several members are audit committee financial experts. The external auditors are prohibited from providing certain non-audit services. Schedule C CN-35 Circulaire 2021 EN.indb 86 CN-35 Circulaire 2021 EN.indb 86 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 87 Shareholder proposals have been submitted for consideration at the Meeting by Ms. Pamela Fraser, an individual investor holding at least $2,000 worth of CN common shares. The full text of the proposals and supporting comments are set out in italics below, together with the Company’s response thereto and the Board of Directors’ vote recommendation. Schedule D | Shareholder Proposals Proposal #1 – Request for the Board of Directors to institute a new safety-centred bonus system RESOLVED – That for the first CN Railway worker death in any applicable period, every manager and corporate officer’s performance bonus is automatically cut by 20% from the higher of the previous or current year’s projected figure, with further deductions of 15% for each subsequent death up to a maximum of 80%. Separately, every “serious injury” to a worker automatically deducts 2% from all managers’ and corporate officers’ bonuses up to an additional 14%. Supporting statement In safety conscious workplaces, every worker death is preventable. Even deaths and serious injuries whose causes appear limited to worker error have systemic foundations. Further, worker safety and profitability are allies, not antagonists. In modern industrial nations such as Canada and the United States, it has been demonstrated that safer workplaces enjoy higher worker morale, fewer workdays lost to injuries, and less hiring and training expenses. The case of Alcoa Corporation, under the leadership of Mr. Paul O’Neil, affirmed the principle that in the long term, worker safety and profitability rise in tandem. Although, price-to-earnings ratios and stock prices are important, in the contemporary industrial landscape, these measures are only sustainable as the by-products of skillful and rigorous promotion of corporate values such as workplace safety. In 2019, the Transport Safety Board (TSB), reported 1,243 railway accidents. This represents an 18% spike in the 5-year average. In 2019, the TSB reported 72 rail-related fatalities, a 20% spike in the 5-year average. These figures reflect 360 deaths and 6,215 accidents between 2014 and 2019. A substantial number of these incidents involved CN Railway operations. Corporate strategy and remuneration policy must align with the objectives they intend to accomplish. Tying bonuses more resolutely with workplace and public safety will create a climate of collective responsibility that will reward CN Railway managers and corporate officers for “putting their money where their workers’ safety is”. The proposed bonus system is structured to provide an additional and galvanizing incentive for managers and corporate officers to hold each other accountable. Safety shortfalls by one manager or corporate officer will impose financial accountability on them all. As ESG and the values that inspired its creation become increasingly important for investors and the public, there is no better expression of a corporation’s commitment to its customers, workers, and society than tying management’s bonuses to their collective success in securing workplace safety. The incentive to promote profitability in tandem with safety will also spark the corporate imagination to redirect the focus from the expedience that often places these goals at odds. This proposal is bold, and necessarily so. Quantum leaps tend to require massive risks. In this case, grafting safety into the DNA of corporate strategy via the performance bonus system poses a modest risk to corporate leaders who are already tasked to guarantee workplace safety. Passing this resolution will make CN Railway the world’s safest railway company by a comfortable margin. The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons: Safety is a core value that guides CN’s actions and decisions at all times throughout the organization. Our goal is to be the safest railroad in North America by cultivating an unwavering safety culture with all of our managers and employees. The Board recommends a vote against this proposal because it is of the view that CN’s short term incentive compensation plan already incorporates a strong safety component applicable to all management employees irrespective of their functions and that the mechanism suggested by the proposal would not achieve incremental improvement to safety. There is nothing more important to CN than running a safe railway. CN’s commitment to an unwavering safety culture is anchored by training and leadership in establishing and maintaining safe work practices, the implementation of new safety technologies and capital investments. CN’s extensive ongoing safety training program, Looking Out for Each Other, is an integral part of CN’s safety culture that focuses on exposure to risk and risk reduction before injuries and accidents occur through a focus on continuous prevention and open dialogue. It is a vital safety mindset that employees are taught and encouraged to integrate into their daily practices. It is a peer to peer program that focuses on raising awareness among all employees on the top causes of incidents and injuries, and on identifying and reviewing safe work procedures, training employees to be aware of their surroundings and recognize potential at risk work practices, and teaching employees how to provide constructive feedback to peers. Our Life Critical Rules aim to embed safety further throughout the organization by addressing the day-to-day activities that have the potential to cause serious harm or loss of life. Every employee is taught to understand and follow these rules, and to ensure their peers do the same. In 2020, CN also introduced a new safety leadership training program that teaches employees the importance of controlling exposures to risk, and on developing the attitudes and behaviours required for a safe workplace. CN is also implementing new technology to drive improved safety and engineering-out risk and human error. For example, CN is installing powerful sensor and artificial intelligence (AI) technology into specially equipped automated track inspection cars positioned in existing train service, enabling track inspections at normal track speed, without the need for bringing additional equipment onto the track. In 2020, using this new autonomous technology, CN inspected 375,000 miles of track, with some of our key corridors receiving up to 20 times more inspections than with previously methodologies. CN’s new Automated Inspection Portals feature ultra-high-definition cameras that capture 360 degree view of a train as it travels at normal track speed. This method of railcar maintenance, using machine learning algorithms, improves inspection quality, frequency, and railcar reliability. Both these innovations in automation – the track inspection cars and train inspection portals – increase inspection frequency and quality and play an essential role in preventing incidents. The goal is to eventually eliminate the risk of human error. Schedule D CN-35 Circulaire 2021 EN.indb 87 CN-35 Circulaire 2021 EN.indb 87 2021-03-16 17:45 2021-03-16 17:45

CN | Management Information Circular 2021 88 CN’s compensation structure already contains a strong safety component which connects all management employees to safety as a core value and underlines the message that safety is everyone’s responsibility whether in the field or at all management levels. CN’s annual incentive bonus program provides for a component of 10% which is conditional on the attainment of corporate safety performance targets designed to embed the importance of safety across the organization and measure improvement achieved and progress to be made within the organization. The safety component of CN’s bonus program was first applied to executive management in 2017 to set the tone at the top and has since been extended to all senior management employees in 2019 and recently to all of CN’s 4,850 management employees in 2021. The Board is of the view that CN’s management compensation program as set out in this Management Information Circular is appropriately balanced to enhance the railroad’s safety culture at the management level and to drive the attainment by CN employees of high level of safety, including through infrastructure investments, technology, training and the right message from the top management. The proposal suggests a punitive approach. Not only is that approach not consistent with best practices, but it is broadly thought of as not being effective to deter unsafe behaviors and effect the lasting changes required to embed a safety culture and improve safety performance. The Board and the Company continue to be focused on the safety of CN’s employees and on aiming for the elimination of all tragic accidents, and are of the view that the Company’s strategy, including its training programs, investments and its bonus plan are the appropriate route to accomplish that objective. For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal. Proposal #2 – The criminal investigation of all railway worker deaths and serious injuries by independent police forces in Canada and the US RESOLVED – That the Board shall require the CN Police Service to cede and proactively request the criminal investigation of all workplace deaths and serious injuries to the RCMP and independent police forces in Canada and the US. CN Police must play no investigative role in these cases Supporting statement The CN Police Service has the same criminal law enforcement powers as Canada’s public police forces. However, CN Police is wholly owned and controlled by CN Railway. As employees, CN Police officers are directly answerable to the corporation. This includes in criminal investigations. CN Railway can terminate its police officers without resorting to the courts that formalized their appointments. CN Police has no independent civilian oversight body. In Canada, CN Railway solely appoints the persons who address public complaints against its police force, and by extension, the corporation. The above is problematic. The Westray laws require employers’ potential criminal liability to be at the forefront of all investigations of workplace deaths and serious injuries. Therefore, CN Police’s control over criminal investigations into the conduct of the corporate management it reports to, undermines public confidence in the integrity, impartiality, and independence of such investigations. The status quo violates the legal principle of police independence, which requires police forces to be operationally independent, especially from the parties whose actions are under investigation. Canadians and Americans expect that all criminal investigations of railway fatalities and serious injuries are not controlled by the corporations that may be responsible. The privatization of criminal law enforcement is inconsistent with Canadians’ and Americans’ conception of good, accountable, and modern governance. This situation threatens to jeopardize CN Railway’s Environmental, Social, and Governance (ESG) rating, a metric of increasing importance to investors and the public. In 2019, the Transport Safety Board (TSB), reported 1,243 railway accidents, an 18% spike in the 5-year average. In 2019, the TSB reported 72 rail- related deaths, a 20% spike in the 5-year average. These figures reflect 360 deaths and 6,215 accidents between 2014–2019. Given these high figures, the public perception is that certain railway companies’ ownership of the investigating police forces explains the near-zero rate of criminal prosecutions. Unfortunately, the TSB and Transport Canada have no authority for criminal investigations or referrals. Only a proactive company policy of requesting independent police investigations will address this accountability deficit. CN Railway faces significant and indeterminate risks by continuing to exercise de facto and de jure control over criminal investigations. For example, if a mass casualty event such as the Lac Mégantic disaster happens on either side of CN Police’s cross-border jurisdiction, CN Railway would face debilitating public and legal scrutiny in Canada and the US. This is inevitable if the company criminally investigates itself, or its police employees are alleged to have squandered preventive opportunities. The legal, commercial, diplomatic, political, governance, and public relations costs of rejecting this resolution are unacceptably high. The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons: The Board of Directors believes that the CN Police Service is paramount to protecting the safety of CN’s employees, assets and operations as well as the communities throughout our large network of 19,500 route miles of track which spans Canada and the United States and is the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South. Status The CN Police Service (“CNPS”) was created almost a hundred years ago by an act of the Parliament of Canada and entrusted with the responsibility to protect property owned, possessed or administered by the railways and the protection of persons and property on that property. CN officers, in Canada, have peace officer status and have federal jurisdiction to enforce all the laws of Canada and the Provinces. In the United States, CNPS officers have peace officer status granted by various state statutes and have been given inter-state jurisdiction by the US Secretary of Transportation. Mission The mission of CNPS is to protect the safety of CN’s employees, its assets and operations and to protect the safety of the public against the risks associated with railway operations. Through prevention and intervention, CNPS helps foster a better, more efficient and safer railway for all. CNPS fulfills its mission through enforcement and education. For more than 20 years, in Canada and the United States, all CN employees, police officers, and risk managers, from train crews to retirees, have been promoting the importance of safety at highway railway crossings and warning of the danger of trespassing on railway property. Each year, CNPS offers the CN All Aboard for Safety Operation Lifesaver presentation to more than 100,000 students in more than 700 schools in Canada and the United States. The presentations include videos, demonstrations, activities and informational handouts. Schedule D CN-35 Circulaire 2021-3End-EN.indd 88 CN-35 Circulaire 2021-3End-EN.indd 88 2021-03-17 06:59 2021-03-17 06:59

89 CN | Management Information Circular 2021 CNPS conducts safety blitzes at busy highway railway crossings with local police services to help make drivers aware of the importance of safety. CNPS is also uniquely positioned to detect and prevent crimes that could threaten the safety of CN’s employees, the public in general or the integrity of the railway operations. Its law enforcement status fosters coordination and cooperation with other law enforcement agencies, including the US Federal Bureau of Investigation and the Department of Homeland Security on matters such as terrorism and cyber threats. It also allows it to participate in international programs designed to facilitate the efficient cross-border movement of goods, such as the Canadian Partners in Protection (“PIP”) Program and the US Customs Trade Partnership Against Terrorism (“CTPAT”) programs. Public policing agencies do not have sufficient resources to commit to policing a railway network that spans national and international jurisdictions, nor do they have the technical expertise. The railway is best and uniquely positioned to do so. Governance CNPS, its jurisdiction and its relationship with CN were established by statute. CNPS officers, while employees of CN, are first and foremost officers of the law and, as such, recognized as public servants required to operate independently from the Company. That independence is safeguarded by rigorous protocols, procedures and policies. In 2014, CNPS adopted a formal policy governing communication of information to CN employees. The purpose of the policy was to manage the communication of information from CNPS to other employees of CN in a manner that safeguards the exercise of CNPS officers’ duties as public peace officers and ensures an appropriate level of discretion and independence in CNPS officers’ statutory powers of investigation, arrest and prosecution. The policy prohibits, amongst other, CNPS officers from disclosing information arising out of, or collected by means of, the exercise of CNPS officers’ powers of investigation, arrest and prosecution as public peace officers, including information that may become relevant to a criminal investigation or statutory prosecution. Consistent with the requirements of the Railway Safety Act in Canada and its policy objective of bringing accountability to the railway police, CN has also established a comprehensive procedure for dealing with complaints concerning police constables, including complaints against its Chief or Assistant Chief, which have been filed with the Minister of Transport in Canada. CNPS fulfills a crucially important role in the protection of the safety of employees, operations and communities. Its specialized expertise and its ability to be present and to protect employees and assets throughout the extensive geography of CN’s North American network are unique and paramount to the best interest of CN and its shareholders. The shareholder proposal would not in any way improve the safety of employees and communities, nor the quality of investigations of workplace deaths and injuries. It would most likely have the opposite effect. As a matter of policy, and notwithstanding its authority and expertise, CNPS defers investigation of workplace accidents resulting in fatalities or serious injuries to the local police agency, the RCMP or the regulators. Nevertheless, often first to the scene of an accident given its proximity, CNPS will typically take necessary action to preserve the evidence. When investigative authorities arrive at the scene, CNPS offers its full cooperation and its extensive experience and expertise in the investigation of the types of accidents that occur in railway operations. This cooperation ensures an optimal investigative outcome without creating any issue of conflict, real or apparent. For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal. Schedule D CN-35 Circulaire 2021 EN.indb 89 CN-35 Circulaire 2021 EN.indb 89 2021-03-16 17:45 2021-03-16 17:45

cn.ca PRINTED IN CANADA The Forest Stewardship Council® (FSC®) is an international certification and labelling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system. CN shows its concern for protecting the environment through the use of certified paper. CN-35 Circulaire 2021 EN.indb 4 CN-35 Circulaire 2021 EN.indb 4 2021-03-16 17:45 2021-03-16 17:45

BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 PROXY FORM 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M A:A V: 1 123 ANY STREET ANYCITY PRA1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Annual Meeting Canadian National Railway Company WHEN: Tuesday, April 27, 2021 at 10:00 am EDT WHERE: www.virtualshareholdermeeting.com/CNI2021 2 pg from PDF. **REPLACE CP 9 AND 10 WITH THESE TWO PAGES** NEW FILE: Itemf_CNR_proxy_EV10.pdf "full page graphic with searchable text behind." . this is Item 4 STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATEDBELOW. SCAN TO VIEW MATERIAL AND VOTE NOW BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. BY FACSIMILE: 905-507-7793 OR 514-281-8911 REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. G-V502122020 CONTROL NO.:➔ PROXY DEPOSIT DATE: April 26, 2021 The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. INSTRUCTIONS: This Form of Proxy is solicited by and on behalf of management of the issuer. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Meeting. If you wish to appoint a person: Write the name of your designate on the “Appointee” line (EXACT NAME) and create a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or Go to ProxyVote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique APPOINTEE IDENTIFICATION NUMBER on the voting site for your Appointee to access the Virtual Meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf. If you vote by Internet or telephone, do not mail back this Form of Proxy. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder. This Form of Proxy will be voted as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate. This Form of Proxy should be read in conjunction with the accompanying management proxy circular. PLEASE SEE OVER

PROXY FORM Canadian National Railway Company 2 pg from PDF. **REPLACE CP 9 AND 10 WITH THESE TWO PAGES** NEW FILE: Itemf_CNR_proxy_EV10.pdf MEETING TYPE: MEETING DATE: RECORD DATE: Annual Meeting Tuesday, April 27, 2021 at 10:00 am EDT March 5, 2021 "full page graphic with searchable text behind." . PROXY DEPOSIT DATE: April 26, 2021 CUID: this is Item 4 ACCOUNT NO:CUSIP: CONTROL NO.: ➔ STEP 2 APPOINTEE(S): Robert Pace, or falling him, Jean-Jacques Ruest Change Appointee APPOINT A PROXY (OPTIONAL) If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting (EXACT NAME) in the space provided herein and create a unique APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com. You MUST provide your Appointee the EXACT NAME and an EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter below. CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER PLEASE PRINT APPOINTEE NAME INSIDE THE BOX ➔➔ MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY FOR YOUR APPOINTEE MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY STEP 3 COMPLETE YOUR VOTING DIRECTIONS E-R10 ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) 1A Election of Director: Shauneen Bruder 1B Election of Director: Julie Godin FORWITHHOLD FORWITHHOLD 1K Election of Director: Laura Stein Appointment of KPMG LLP as Auditors FORWITHHOLD FORWITHHOLD 1C Election of Director: Denise Gray FORWITHHOLD Non-Binding Advisory Resolution to accept the approach to executive compensation disclosed in the management information circular, the full text of which resolution is set out on P.9 of the management information circular FORAGAINST 1D Election of Director: Justin M. Howell FOR WITHHOLD Non-Binding Advisory Resolution to accept the Company’s Climate Action Plan as disclosed in the management information circular, the full text of which resolution is set out on P. 9 of the management information circular. FORAGAINST Shareholder Proposal #1 : Safety-centred bonus system changes. The full text 1G Election of Director: James E. O’Connor FORWITHHOLD 1H Election of Director: Robert Pace FORWITHHOLD 1I Election of Director: Robert L. Phillips FORWITHHOLD STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED 1J Election of Director: Jean-Jacques Ruest FORWITHHOLD SIGNATURE(S)*INVALID IF NOT SIGNED* MMDDYY

2020 annual report ESSENTIAL.

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP). Certain statements included in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the impacts of the COVID-19 pandemic on business operations, financial results and financial position and on the global supply chain, and statements about the economic recovery and its future impact on CN. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors, which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events, which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labour negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website (www.cn.ca), for a description of major risk factors. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. As used herein, “Company” or “CN” refers to Canadian National Railway Company and, as the context requires, its wholly owned subsidiaries. photography (except where indicated): Alpha Presse: Pascale Simard Dan Callis Trevor Hagan Steve Leonard Stuart McCall front cover photo: Sasha Goodwin, Hostler Surrey, BC photo on right: Benjamin Dunn, Carman, is holding a new mobile device that improves data quality, helps to better pinpoint areas for repair and reduces our environmental footprint. Montreal, QC

TABLE OF CONTENTS II Message from Robert Pace IV Message from JJ Ruest VI 2020 – A Year Like No Other VIII Thank You X Highlights XII Going Above and Beyond to Deliver Freight XVII Building for a Sustainable Future XXIV Board of Directors XXV Select Senior Officers XXVIII Shareholder and Investor Information FINANCIAL SECTION 1 Selected Railroad Statistics – unaudited 2 Management’s Discussion and Analysis 58 Management’s Report on Internal Control over Financial Reporting 59 Report of Independent Registered Public Accounting Firm 62 Consolidated Financial Statements 66 Notes to the Consolidated Financial Statements cn 2020 annual report i

MESSAGE FROM ROBERT PACE 2020 was a year that tested us in every sense. Despite the extraordinary challenges, CN railroaders focused relentlessly on their mission to deliver the essential goods people rely on every day. I am extremely proud of what they accomplished, and grateful for their commitment. I am also sincerely thankful to our customers, partners, and shareholders whose conﬁdence and collaboration made it possible for CN to provide our essential services. SETTING AMBITIOUS GOALS FOR SUSTAINABILITY I have long been inspired by our transformational journey that began with CN’s privatization 25 years ago and by the potential our future holds. CN’s evolution from an inefficient government-owned railway into a lean, sustainable enabler of trade is nothing short of remarkable. As we look forward to the next great chapter in our Company’s history, we are implementing new environmental, social and governance (ESG) initiatives that will reinforce CN’s status as a leader among North American Class I railroads and across the entire transportation sector. Our longer-term goal is to be at the leading edge of global ESG best practices. CN has always kept a focus on the future, not just the present. Our goals are in keeping with our responsibility to all the various stakeholders who rely on us to continue to evolve, modernize, and lead this Company forward over the next 25 years and beyond. It is in this evolving context that the CN Board moved decisively to put in place new measures to ensure the Company is well positioned to meet complex challenges. EMBEDDING EMERGING BEST PRACTICES CN operates within or adjacent to nearly 200 reserve lands of more than 110 First Nations and Métis territories in eight provinces. To strengthen our relations with Indigenous communities, CN has created the CN Indigenous Advisory Council (IAC), an independent body comprised of Indigenous leaders from across Canada. The IAC builds on the foundation of the CN Aboriginal Vision and has a mandate to advise CN’s Board and executives on issues either CN or the IAC believe are relevant to CN, such as diversity and inclusion. A second key element of our new ESG commitments is an advisory vote by shareholders on the Company’s Climate Action Plan to take place each year at our Annual General Meeting (AGM). This initiative complements CN’s long-standing and robust climate change disclosures of our greenhouse gas (GHG) emissions and our year-over-year progress to reduce our GHG emissions intensity. We believe giving shareholders an advisory vote on our Climate Action Plan provides a strong measure of accountability and a mandate to continue making progress in this vital endeavour. Over the 25 years since privatization, CN’s Board has continued to strive to implement governance policies that reflect evolving best-in-class practices. Our new measures include a commitment to Board diversity whereby at least 50% of the independent directors come from diverse groups, including gender parity. Further, we are updating CN’s corporate governance policies to: reduce the board size to 10 independent directors plus the CEO; ensure that all directors are subject to a 14-year tenure limit by ii cn 2020 annual report removing the current grandfathering provision; lowering the retirement age for directors from 75 to 72; and, changing the policy on over-boarding to permit directors to serve on a maximum of three public boards, including CN. We at CN recognize the importance of consistent engagement with all our stakeholders, including our shareholders, and we encourage open and meaningful dialogue and the exchange of ideas. We are grateful for the input that has helped inform these new ESG measures. A HEARTFELT FAREWELL AND THANKS These new governance measures are integral elements of our strategy to ensure CN’s sustained success in the future and have the Board’s unanimous support. To facilitate the new governance practices, five directors have advised that they will not stand for re-election at the upcoming AGM. These are: Donald Carty, Maureen Kempston Darkes, Gordon Giffin, Edith Holiday and Denis Losier. On behalf of the entire CN family, I want to thank these distinguished directors for their wisdom, expertise and the careful oversight they have contributed to CN’s success as it has grown and prospered. The Company is deeply indebted to them and will pay them proper tribute at the AGM. I want to express my appreciation to two new directors who have agreed to be nominated in our proxy circular and, together with Margaret McKenzie who joined our Board last fall, bring the Board to 10 independent directors and the CEO. CN takes pride in the essential role we play in the economy. I, along with the other members of CN’s Board, the Company’s executive team, and all employees, also view our commitment to sustainable business practices as essential to our long-term competitiveness and our ability to continue to flourish together with our customers, communities, Indigenous partners, shareholders and many other important stakeholders. Robert Pace, d.comm., c.m. Chair of the Board As we look forward to the next great chapter in our Company’s history, we are implementing new environmental, social and governance initiatives that will reinforce CN’s status as a leader among North American Class I railroads and across the entire transportation sector.” cn 2020 annual report iii

MESSAGE FROM JJ RUEST In a year of global change and adjustment, CN continued to invest, grow, and deploy innovative technologies that helped ensure the safe and effective movement of our customers’ goods to market. With the extraordinary support of our dedicated team of essential railroaders, as well as our supply chain partners and customers, we tackled the difﬁcult challenges of the global pandemic head on. We took the necessary steps to protect all of our employees, the communities in which we operate, as well as the employees of our customers, vendors, and partners in response to COVID-19. The past year brought new perspectives to the word “essential.” At CN, we have always taken our responsibility as an essential mover of the economy and enabler of trade very seriously. CN is a vital link in the global economy. Our customers and supply chain partners, as well as the public, rely on us to deliver the critical goods they need every day. Our employees’ commitment to fulfilling their responsibilities rose to new levels in 2020 and I want to thank everyone for their contribution in playing an essential role in keeping the economy moving despite the pandemic. A great example of this is the movement of grain. From farm to table, it takes a lot of people to move this valuable commodity. We would like to thank farmers, grain companies, elevator staff, port workers, as well as our own CN railroaders, for a landmark year in which CN set records for Canadian bulk grain shipments for 10 consecutive months. In 2020, CN delivered 33 million metric tonnes of Canadian grain in both hoppers and containers, which is 15% more than the previous record set in 2018. A TRIBUTE TO OUR PEOPLE Keeping our trains running safely and efficiently 24/7 is a team effort, from our conductors and locomotive engineers who operate our trains, the engineering and mechanical people who maintain our tracks and rolling stock, to our operations folks who keep us all safe and on schedule. Sadly, in 2020 and early 2021, we experienced the heart-breaking loss of four of our colleagues: Jasvinder Riar, Daniel Paulusse, Valerie Ellis and Yoan Morneau. There are few worse circumstances in any railroader’s life than to lose a co-worker. My deepest condolences go out to the families, friends, and co-workers of these valued and dearly missed colleagues. At CN, safety is simply the most important aspect of our jobs. It means that we must relentlessly work to improve the safety of our people and avoid such tragic incidents. This is our uncompromising commitment to the health and safety of our employees, the communities in which we operate, and the customers we serve. We will continue to invest in our people, infrastructure, and technology until we attain our goal of being the safest railroad in North America. It is only with unwavering dedication to safety that we can honour our colleagues. INVESTING FOR TOMORROW Railroading is an asset-intensive business. We annually invest approximately 20% of CN’s revenues to support the safety of our network, improve our efficiency and resilience, and enable growth. In 2020, despite the financial impacts of the global pandemic, we held our capital budget fairly steady and invested $2.9 billion back into the business. Beyond the approximately $1.6 billion we invested to maintain the basic integrity of the network, we also continued to invest in track and yard capacity enhancements, mainly in Western Canada; in new, more fuel-efficient locomotives; in new, higher-capacity grain hopper cars; and in technologies that support safety and efficiency. iv cn 2020 annual report

A VISION FOR THE FUTURE For more than 100 years, CN has been at the forefront of innovation. We pioneered the now industry-standard Precision Scheduled Railroading (PSR) more than 20 years ago. Today, we are taking PSR to the next level by layering advanced technology and automation onto every aspect of our operations. We are calling this next generation “Digital Scheduled Railroading” (DSR). DSR is already paying dividends for safety. We are putting powerful sensor and AI technology into automated track inspection railcars that run on regular trains. As a result, in 2020, we were able to inspect 20 times more track than ever before. DSR is also changing how we inspect our railcar fleet. Our seven new automated inspection portals feature ultra-high-definition cameras that can detect defects not visible to the human eye as a train travels at track speed through the portal. In 2020, CN launched an ever-expanding suite of digital application programming interfaces (APIs), that allow CN customers to seamlessly connect with CN to track and trace their shipments using real-time GPS technology, signalling a new era of innovation and supply chain visibility aimed at helping our customers win in their markets. CREATING A SUSTAINABLE FUTURE At CN, we are creating the railroad of the future by pulling together as ONE TEAM. We empower our people to make decisions, and we ask for and listen to their viewpoints. We are continuing to push toward increasing inclusion and diversity in our teams and ensuring equity. We all obtain stronger results from a wider range of insights and perspectives, and we all have a role to play in creating an inclusive workplace where every CN employee can be their authentic self. In 2020, CN was listed on the Dow Jones Sustainability World Index for the ninth consecutive year and in January 2021, we were ranked 10th in the world on the Corporate Knights 2021 Global 100 Index of the most sustainable companies. At CN, we are creating the railroad of the future by pulling together as ONE TEAM.” A sustainable future also means always considering how our activities affect the environment. Rail transport is part of the climate change solution, and CN continues to be an active leader through our actions and transparency. CN has been making robust annual climate change disclosures for more than a decade. In 2020, CN also became a supporter of the Task Force on Climate-related Financial Disclosures (TCFD) and we issued our first stand-alone TCFD report, a first in the North American rail sector. Also in 2020, CN’s actions to reduce emissions, mitigate climate risks and develop the low-carbon economy resulted in CN being one of only three Canadian companies listed on CDP’s global Climate A List. As a Company, we are enormously proud of these world-wide recognitions of our sustainability efforts. CN has a strong track record of fuel and carbon efficiency, and we have improved locomotive emissions intensity by 40% since 1993. Today, CN remains the North American rail industry leader, consuming approximately 15% less locomotive fuel per gross ton mile than the average of our Class I peers. In fact, we delivered our best fuel efficiency ever in 2020 — 4% better than the previous record set in 2019 — which avoided approximately 275,000 tonnes of CO2 emissions. At CN, our vision is to be the safest and most carbon-efficient, operationally effective, and customer-centric railroad in North America. That is our business — an essential business. We will accomplish it by attracting and retaining a diverse team of committed and talented railroaders. The best in the business; essential in all they do. In closing, I would like to thank our customers and stakeholders for their valued support. I am optimistic about CN’s future, about our ability to embrace change and come out stronger, and about the entire team’s determination to not only succeed, but to innovate and lead for many years to come. JJ Ruest President and Chief Executive Officer cn 2020 annual report v

2020 – A YEAR LIKE NO OTHER The magnitude of disruption the pandemic has wrought on economies, societies, families, workers and companies is almost incalculable. At CN, our employees rose to the pandemic challenge. They persevered in the vital role of moving a vast array of goods and materials, while quickly adapting to strict pandemic protocols to keep each other, and our communities and customers, safe. CN took all necessary steps to protect our employees, communities, and stakeholders in response to COVID-19. Ryan Trithardt, Conductor Surrey, BC vi cn 2020 annual report

“The most important thing is to maintain a positive attitude!” Shena Coleman, Transportation Manager Geismar, LA Photo provided by Shena Coleman The precipitous drop in volumes in the first half of 2020 was followed by a robust but uneven rebound in the back half. It took enormous efforts to adjust the number of crews, locomotives and railcars to meet the volatile recovery of many of our customers’ supply chains. Even then, industry demand and traffic patterns did not necessarily return to “normal.” Through the dedication of our employees and those of our customers, we developed new supply chains and transportation options. While the impact of COVID-19 continues to create deep challenges, there are stories of silver linings and reinvention that are also being told. LUMBER DEMAND RETURNS One such silver lining is the revival of the lumber industry in Western Canada, which before the pandemic had seen a significant downturn in demand followed by mill closures. With so many people working from home and with discretionary spending on travel and entertainment on hold, the renovation market benefited and the demand for Canadian lumber reversed trend. To handle the surge, CN took railcars out of storage, leased more railcars to supplement our fleet and, in December 2020, we attained an all-time record high for lumber shipments. CN CUSTOMER HELPS US DELIVER Throughout the pandemic, CN has worked with our employees to ensure a safe and hygienic workplace so they can do their jobs of keeping our customers running. As essential workers, our own supply chains have to be strong to effectively play our critical role in our customers’ supply chains. The CN team realized early in the pandemic that our regular vendors of sanitizer may not be able to keep up with the increased demand due to the strong pull from the medical community and society at large. The sanitizer supply chain was in jeopardy, but running out of these products was not an option. Our team quickly decided to secure the products needed to make our own sanitizer and sanitizing wipes for our employees, especially those working in the field and inside the cabs of our locomotives. One of the companies we sourced isopropyl alcohol from was our customer, Recochem Inc. While they were inundated with requests for this scarce resource, they prioritized CN as a partner and supplier of an essential service to them. Armed with 50,000 liters (13,000 US gallons) of isopropyl alcohol, as well as industrial quantities of dry wipes, the CN team created our own supplies of disinfecting wipes. Thanks to partners like Recochem, this is just one example of the impressive work our ONE TEAM has done during the pandemic to adapt to adverse conditions and keep the economy moving. CN EMPLOYEES DELIVERING THE ESSENTIALS There are many unsung heroes working to provide essential rail service during the pandemic. They are members of our ONE TEAM who are making valuable contributions, big and small, to help CN deliver for our customers. Here is one example of many: Shena Coleman, Transportation Manager, Geismar, LA. Shena has demonstrated strong leadership during the pandemic to keep the trains running at Mays Yard to deliver healthcare products, groceries and other essentials. “I’ve had to find ways to remain present and accessible while observing the guidelines of physical distancing,” says Shena. “To that end, I’ve used technology a good deal, coupled with common sense. The most important thing is to maintain a positive attitude! Just as negativity is contagious, so are positive vibes. I’m proud of how management has allowed me the freedom to assert myself in this role, as well as motivated me to grow, learn, and lead during this challenging time.” cn 2020 annual report vii

Mark Vinzon, Conductor Winnipeg, MB Maxime Desrosiers, Assistant Track Supervisor Montreal, QC Hope Patrick, Labourer, Moving Units Yard Winnipeg, MB Peter Temitope Akinriyibi, Electrician Winnipeg, MB THANK YOU

Julie Rutherford, Engine Hostler Yard Winnipeg, MB Wayne Meddaugh, Foreman, Signals Stevens Point, WI James C. Jackson, Mechanical Supervisor Fond du Lac, WI Jonathan Côté, Conductor Lévis, QC There is much talk of heroes these days, and deservedly so, especially healthcare providers, teachers, and the many other frontline workers, whom we wish to thank wholeheartedly. We would also like to thank our own frontline workers, the deeply dedicated CNers who keep the railway running, no matter what. We thank them for their exemplary service and professionalism, and for keeping the economy moving.

HIGHLIGHTS

Revenues

$13.8B

2020 revenues declined $1.1 billion, or 7%, compared to 2019.

Earnings

$5.00 DILUTED EPS

$5.31 ADJUSTED DILUTED EPS[1]

Diluted earnings per share (EPS) decreased 14% compared to 2019; adjusted diluted EPS[1] decreased 8%.

Investing for the Future

$2.9B CAPITAL EXPENDITURES

Supporting the safety and fluidity of our network.

Record Fuel Efficiency in 2020

4% IMPROVEMENT IN LOCOMOTIVE FUEL EFFICIENCY IN 2020 vs. 2019

~275K tonnes of CO_2 emissions avoided and almost $60 million in savings.


Hay River
Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Edmonton
Kamloops
Calgary
Vancouver

[1] See the section entitled *Adjusted performance measures* in the MD&A for an explanation of this non-GAAP measure.

X CN 2020 ANNUAL REPORT

Saskatoon
Regina
Winnipeg
Thunder Bay
Hearst
Duluth
Sault Ste. Marie
Stevens Point
Chippewa Falls
Minneapolis/St. Paul
Arcadia
Green Bay
Fond du Lac
Sioux City
Omaha
Joliet
Chicago
East Peoria
Springfield
Decatur
Indianapolis
East St. Louis
Memphis
Jackson
Mobile
Baton Rouge
Gulfport
Pascagoula
New Orleans
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Montreal
Saint John
Halifax
Toronto
Milton
Buffalo
Sarnia
Detroit
Toledo
Conneaut
Pittsburgh
CN main lines
Secondary and feeder lines
Shortline partners
Ports served by CN

CN 2020 ANNUAL REPORT XI

GOING ABOVE AND BEYOND TO DELIVER FREIGHT Transportation is “mission critical” for both businesses and people, from supporting commodity extraction and manufacturing processes to helping get ﬁnished goods onto store shelves. CN, with our unique transcontinental reach, plays a vital role in these supply chains. CN aims to deliver valuable transportation services for our customers and to work with all our supply chain partners as ONE TEAM with ONE GOAL. Terrace, BC Photo by Eric Demski, CN Drone Operations Supervisor xii cn 2020 annual report

In 2020, CN set records for Canadian grain movement for 10 consecutive months beginning in March. Spruce Grove, AB At the outbreak of the pandemic, demand for CN’s services dropped significantly, with the second quarter registering the most pronounced decline. Most commodity groups were negatively impacted to varying degrees, except for agri-food (e.g. bulk and processed grain and refrigerated groceries). CN railroaders adapted quickly to keep consumers stocked with basic goods like food, fuel and toiletries as well as critical medical supplies and personal protective equipment for the frontline workers battling the pandemic. When our traffic volumes declined in March and April, rather than storing locomotives and cars in rail yards, the traditional approach when equipment is idle, we strategically moved them to sites where they would be needed most as the economy reopened. This massive logistical exercise was made easier by our recent investments in “Smart Network” technology, an integrated digital scenario analysis and simulation tool that models train movements to improve insight on network capacity, cost and fluidity. This innovative approach helped us add capacity in the right places so we could handle volume surges when they came and ensure store shelves remained stocked. We also made temporary adjustments to our workforce to match customer demand. We regret these actions were necessary and are working hard to create the conditions for a full return to work. This has included maintaining our capital investment program close to pre-pandemic levels. In addition, in July, we ordered 1,500 new grain hopper cars, which strengthens our long-term competitiveness, encourages economic recovery through job creation in the manufacturing sector and helps us continue to meet the growing needs of grain farmers. 2020 was a landmark year for bringing unprecedented amounts of essential Canadian grain to market. CN set records for Canadian grain movement for 10 consecutive months beginning in March. In October, CN set an all-time supply chain record for Canadian grain movement by shipping over 3.27 million metric tonnes (MMT) of grain. Overall, CN closed 2020 with over 32 MMT of Canadian grain shipped via carload, exceeding our best year ever (2018) by 4.25 MMT, or 15%. Containerized grain shipments direct from Western Canada also hit record levels in 2020, with CN moving over 1.25 MMT, in addition to volumes shipped from Eastern Canada. These record grain shipments contributed to keeping the world fed during the pandemic. CN also set a record in December 2020 of 53,000 barrels of propane for export from AltaGas’ Ridley Island Propane Export Terminal in Prince Rupert, BC. As other commodities began to recover in the second half of 2020, we started handling higher volumes of many commodity groups, to a point where, in the last three months of 2020, we were shipping record volumes of lumber and containerized products to meet pent-up consumer demand, and most other commodities surpassed their 2019 fourth quarter volumes (with the notable exception of some energy and automotive sectors). This recovery, though not yet complete, was achieved with CN rapidly adapting resource levels to match customers’ increasing demand by bringing our rolling stock back on line, and by gradually recalling furloughed train and engine crews, all the while ensuring they completed their required safety training prior to returning to work. cn 2020 annual report xiii

M M M M M M M M 95M $ $95 $ $ 5 5 95M M M M $ $9 $ $ 5M M M 95 5 $95M 95M 5M $ $ $95 $95 $ $ $ $ 5 5 5 5 5M 5M 95 95 95 95 5 5M M M M M M $9 $9 $95 $95M M M M 95M 95M M M M M $45M M $45M $ $ $ M M M M M M $45M $45M M M M M M M M 5M $ $5 M M M M M 55M M M M $55M $55M M M M M M 5M 5 $55M $55M $55M $55M M M M M M M 55M 5M 5M 5M M M M M M $25M M M $ $ $25M M $ $25M $25M 5M M $ $ M $25M $25M $25 $25 M M M M 0 0 0 0 $ $ $14 $ $ $ 40 $ $ $ $ $140 14 40 $ $ 0M M M M M M M 0M M M M M M M M M 0 $1 $1 $ $ $140 140 $1 $1 $ $ $1 $1 $ $ 0 0 0 0 0 0 0M 0M 0 0 0 0 0 4 4 M $ $10M M M M $ $ $ $ $ $10M M $ $1 M M $ $ $ M M $ $ $10M $10M M M M M M M M M $ $ $ $ M M M M M M M M $ $ $ $ $ $ M $ $20M M $ $ M M M M M M $ $20M $ $ M M M M $ $ $20M $20M M M $ $ $ $ M M M M M M M M M M M M M M M M M M$10M $10M $10M $10M M 0M M M M $ $440M 0M M 0M M M M M M M M $440 $440 4 0 0 $25M $25M M $ $2 $ $ $ $20M M M M 2 $ $ $210M 210M M M M M M M $2 $ $2 $2 $2 $2 $ $ $ $ $ $ M M M M $ $ $ $ $ M $140M $ $ M M M M $ M M M M $ $ M M $140M $140M $ $ $ $ M M M M M M M M M M M M M M M $ $265M $265M $265M $265M $420M $420M $420M $420M M 25M $ $125M M M M $125M $125M 5 5 2 $5M M M M $5M $ $ $ $5M $5M $ $ $ $ $ $ $35M M $35M $ $ $ $ $35M $35M M M 0M M M 6 60 $6 $ $ $6 6 $6 6 6 M 0M M M 0 0 6 M M 0M 0M M M M M 60 60 0 0 0 0 0 0 $6 $6 $ $ $ $ $ $6 6 M $0.5M $ $ $ M M M $ M $0 5M $ $ $ M M $ $ M M $0.5M $0.5M $ $ $ $ $ $ M M M M M M M M $70M $ $ $ M M M M M M M M M M $70M $ M M M $ $ M M M M M M M M $70M $70M $ $ M M M M M M $7 $7 $ $ M M M M M M M M M M In 2020, CN committed $2.9B in capital investments for a strong network and to enable safe and reliable supply chains. THE INVESTMENTS BEHIND THE RESULTS Moving large volumes of grain, propane, lumber and containers, while keeping pace with the recovery of other commodity groups, was a result of the can-do attitude of our people supported by the investment of over $10 billion in capital over the last three years, which also kept our network well maintained, safe and robust. Highlights of our 2020 capacity enhancement investments included: • Three long siding additions on the Edmonton-to-Prince Rupert corridor for increased capacity to/from the Port of Prince Rupert. • Multi-year capacity enhancements in both the Vancouver and Prince Rupert areas, matching new port terminal capacity and enabling greater throughput. • Continuing to double track sections of our Western Canadian network, bringing the total to 140 miles of new double track completed since 2018. • Major yard capacity expansion projects in key locations, which extended yard tracks for greater throughput. • New spillway bridge on the McComb Subdivision near New Orleans, LA, bringing greater reliability and safety to this challenging location. • Acquisition of the last 41 units of our 2017 purchase of 260 new high-horsepower and fuel-efficient locomotives. • Took delivery of 1,009 of the 1,500 high-capacity grain hopper cars purchased in 2020, bringing the total number of new cars in-service since 2018 to 2,009. • Acquisition of autonomous track inspection cars for greater safety and track time efficiency. • Acquisition of 41 additional air distribution cars, for a total of 101 since 2019, for more reliable train operations during cold winter weather. • Replacing approximately 445 miles of rail and 1.6millionrail ties. 2020 investments, in C$ and US$, for Canada and the United States, respectively, excluding rolling stock. xiv cn 2020 annual report

The Milton Logistics Hub will address the need for inland terminals, essential to move containers from Canadian ports to urban areas. INVESTING FOR GROWTH Moving ahead requires taking a strategic approach to capital investments that we expect will fuel future growth. Examples of such investments made or advanced include: Milton Logistics Hub — An intermodal facility that will strengthen the national supply chain and allow CN to address increased demand in the Greater Toronto and Hamilton Area through the modal shift of goods from long-haul trucks to rail. On January 21, 2021, the federal government approved the project subject to compliance with conditions relating to the environment and consultation with Indigenous peoples, among others. New Richmond Terminal — The new multipurpose facility in New Richmond, WI, will include an automotive compound for finished vehicles and an intermodal terminal to serve shippers and receivers in the metropolitan area of Minneapolis and Saint Paul, MN. Mobile Logistics Park — The high-tech facility in Mobile, AL, will include a facility for bagging and containerizing plastic pellets with an annual capacity of 25,000 twenty-foot equivalent units (TEUs) and will provide customers with extensive export capacity to access Asian, Latin American, and European markets without warehousing costs or requiring double handling. Port of Prince Rupert — Exclusively served by CN, this northern BC deep-water port offers the shortest route to/from Asia. It benefits from CN’s investments in long sidings along our Edmonton-to-Prince Rupert corridor, which experienced further growth in 2020 despite the pandemic. The addition of 18,000 feet of double track continued in 2020 near Port Edward, BC, to increase network capacity in support of the Ridley Island and DP World terminals. The Fairview Terminal connector road remains on schedule. New Atlantic Intermodal Service — In collaboration with the Halifax Port Authority, stakeholders, ocean carriers and customers, CN began to offer, as of May 2020, integrated intermodal solutions through our Moncton Yard aimed at reducing short-haul trucking in Halifax. This new service drives value and supports growth in the Atlantic region. The Port of Halifax is another CN-exclusive port with great potential for growth. Project Laurentia — CN, Hutchison Ports and the Port of Quebec are working together to pioneer a new intermodal container terminal. This new, state-of-the-art facility is set to become a cornerstone of the deep-water, year-round port. The new terminal will be exclusively served by CN, with dedicated priority trains to Chicago, Detroit and Toronto. The opening is scheduled for 2024, but remains subject to regulatory approvals. CN’s network of 19,500 route miles of track spans Canada and the United States; the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South. cn 2020 annual report xv

Handheld devices also allowed us to communicate information and provide functions to keep frontline workers out of shared spaces during the pandemic. Brandon Pietka, Car Mechanic Gary, IN CN’s Automated Track Inspection Program significantly increases track inspection frequency, quality and reliability. Winnipeg, MB AUTOMATION, DIGITALIZATION AND DATA ARE STRATEGIC DRIVERS OF VALUE CN is moving from Precision Scheduled Railroading (PSR) to Digital Scheduled Railroading (DSR) with advanced information technologies, and a focus on balancing employee, customer and shareholder needs and objectives with cost efficiency. DSR builds on the principles established by PSR while leveraging advanced and integrated technology to further improve operations, safety and ease of doing business. DSR will be supported by modern digital platforms with open, flexible and scalable architectures, which will transform and modernize CN’s technology landscape, and thus enable better coordination and collaboration with customers and partners. This strategic deployment of technology — CN’s next driver of value — is well underway. CN believes that an automated rail network is key for CN to keep moving the economy. It will transform operations and bring significant benefits, including increased safety and reduced costs. An example of some degree of automation lies with Positive Train Control (PTC) in our U.S. operations. This technology is designed to prevent certain accidents resulting from human error, such as overspeed derailments. The system can initiate a full-service brake application to stop a train if the crew does not take action. In December 2020, we successfully completed the federally required interoperability testing with tenant railroads so they can operate PTC on CN’s 35 subdivisions equipped with PTC in the United States. The Federal Railroad Administration (FRA) also approved and certified CN’s PTC system. Data is another important strategic asset. New technology platforms harness real-time data, empowering the whole supply chain to make faster, better-informed decisions. In March 2020, CN launched its first suite of five digital application programming interfaces (APIs), allowing customers to connect seamlessly with CN for “track and trace” shipment information, including estimated time of arrival and GPS location — a rail industry first. CN is also digitizing processes aimed at improving productivity, reducing costs and more accurately capturing revenues. To date, we deployed over 10,000 handheld devices to train crews and 850 more to car and locomotive mechanics. In 2020, we focused on digitizing reports and documentation for crews, customers, and mechanical work and ended the year with more than 70 process automations to eliminate repetitive tasks. In addition to increased efficiencies, these digitized processes enhanced safety by allowing us to deploy applications early in the pandemic, to communicate information virtually, and to keep frontline workers out of shared spaces. On the environmental front, since July 2020, we have saved over 6 million pages of paper with these devices. xvi cn 2020 annual report

BUILDING FOR A SUSTAINABLE FUTURE In the 25 years since CN was privatized, its successes have been widely recognized. The Company has prospered accordingly. But the expectations of our stakeholders are evolving, and CN is determined to maintain its leadership position in the years that lie ahead. That means not just moving our customers’ goods safely and efﬁciently, but doing it in an environmentally responsible manner. It means attracting, developing and retaining diverse talent. It means helping to make the communities we serve safer and stronger, and it means setting impeccable ethical standards. CN will be guided by a simple maxim: how we deliver success is just as important as what we achieve. For CN, this is embodied by Delivering Responsibly. At CN, we continue to Deliver Responsibly for a sustainable future. Red Pass, BC Photo by Tim Stevens, CN Lubricator Maintainer cn 2020 annual report xvii

Every CN employee is committed to an incident- and injury-free workplace. Our number one priority is to train our workforce on Life Critical Rules so we all go home safely, every single day. Greg Banks, Work Equipment Supervisor Vaughan, ON CN supports the United Nation’s Sustainable Development Goals and is focusing on those areas where we believe we can have the greatest impact — Climate Action, Innovation and Infrastructure, Decent Work and Economic Growth, Sustainable Cities and Communities, and Gender Equality. CN aligns with global best practice sustainability reporting frameworks to ensure transparency and consistency in communicating our performance to stakeholders. Our sustainability performance has continued to earn the Company a place among the world’s best. In 2020, CN was again listed on the Dow Jones Sustainability World Index, and in January 2021, we ranked 10th on the Corporate Knights 2021 Global 100 Index of the most sustainable companies. SAFETY Safety is a core value at CN that guides our actions across the business. Nothing is more important to CN than running a safe railroad. We strive to safeguard our employees, assets, customers’ goods, neighbouring communities, and the environment — always. Our goal is to be the safest railroad in North America by cultivating an unwavering safety culture and investing in technology and infrastructure to ensure the safety of our employees and operations. CN’s uncompromising commitment to safety is underpinned by training, leadership, and technology. Our Looking Out For Each Other program is key to CN’s safety culture. It is a vital mindset that employees are taught and encouraged to integrate into daily practice to ensure everyone goes home safely at the end of the day. It is a peer-to-peer program that focuses on raising awareness among all employees on the top causes of incidents and injuries, and on identifying and reviewing safe work procedures, training employees to be aware of their surroundings and recognize potential at-risk work practices, and teaching employees how to provide constructive feedback to peers. Our Life Critical Rules aim to embed safety further throughout the organization. They identify day-to-day activities with the potential to cause serious harm or loss of life. These rules are based on past incidents and are designed to help ensure they do not happen again. Every employee is taught to understand and follow these rules, and to ensure their peers do the same. In 2020, CN also introduced a new safety leadership training program that teaches employees the importance of controlling exposures to risk, and on developing the attitudes and behaviours required for a safe workplace. CN is also leveraging new technology to drive improved safety performance. For example, CN is installing powerful sensor and artificial intelligence (AI) tech into automated track inspection cars positioned in regular trains, enabling track inspections at normal track speed. In 2020, using this new autonomous technology, CN inspected nearly 375,000 miles of track, with some of our key corridors receiving up to 20 times more inspections than with previous methodologies. AI technology is also changing how CN inspects its railcar fleet. Ultra-high-definition cameras in our new automated inspection portals capture a 360° view of a train as it travels through at normal track speed. This method of railcar maintenance, using machine-learning algorithms, improves inspection quality, frequency, and railcar reliability. In 2020, CN built on its 2019 field trial by extending algorithm development. Once completed, these algorithms will locate defects with zero human interaction, and produce automatically generated work orders for car repair. Both these innovations in automation — the track inspection railcars and train inspection portals — increase inspection frequency and quality and play an essential role in preventing incidents. The goal is to eventually eliminate the risk of human error and use our skilled employees to repair defects rather than search for them. xviii cn 2020 annual report

Ensuring the safety and integrity of our tracks is a daily task at CN. Jean-Jacques Gionet, Track Supervisor Halifax, NS Our relentless focus on safety has resulted in both our FRA personal injury and train accident ratios improving by 15% and 18%, respectively. PANDEMIC RESPONSE CN triggered its pandemic response early, putting in place measures to protect the health and safety of our employees, and the communities in which we operate. We established a dedicated COVID-19 team, deploying our medical staff and occupational health department, and providing employees access to health and wellness resources, including telemedicine, CN’s Employee and Family Assistance Program, as well as mental health tips and resources. CN fully aligned with guidance from the World Health Organization, as well as provincial, state and federal authorities. We restricted employee travel, enabled work from home for employees not required on site, amplified cleaning regimes in all locations, implemented strict physical distancing measures and ensured frontline workers were equipped with the appropriate personal protective equipment. In addition, crews that needed to perform maintenance or construction work limited their interactions with local communities through use of electronic communication and food and goods delivery services. All these measures will be maintained in 2021, in compliance with public health authorities’ directives. cn 2020 annual report xix

CN is committed to the advancement of women within our teams. Having a diverse workforce that reflects the fabric of the communities we serve and the various stakeholders we work with is important. Vanessa Burzynski, Labourer, Moving Units Yard Winnipeg, MB PEOPLE CN’s people are our greatest asset. They power our success. Looking ahead, we will focus on attracting diverse talent, developing their skills, and providing the sort of inclusive workplace that will ensure they fully integrate and remain as valued CN employees. CN aspires to have a workforce that reflects the diversity of the communities in which we operate. We have set a target to attain, by 2022, and thereafter maintain, an executive management team in which at least 30% are women. This target aligns with our pledge to accelerate the advancement of women in business, as set out in the Catalyst Accord 2022, to which CN became a signatory in 2020. Results are what will matter in the years to come. We will do more to ensure an inclusive environment across race, gender, religion and identity. We are committed to creating a culture where difference is valued and we are taking concrete action to support that commitment, including increasing outreach to employees — we know it is vital to listen — and creating Employee Resource Groups where employees with similar backgrounds and/or interests can gather to share ideas. In 2020, we appointed a Director of Diversity, Equity and Inclusion. In February 2021, CN also announced the creation of an Indigenous Advisory Council (IAC), an independent body comprised of Indigenous peoples from across the country. The IAC’s mandate is to provide advice to the highest levels of CN management on any issue the IAC or CN management deems relevant to CN, including reinforcement of diversity and inclusion in our workplace. CN’s team is composed of approximately 24,000 talented railroaders, all dedicated to keeping our service ﬂuid and the economy moving. xx cn 2020 annual report

Protecting and restoring natural ecosystems is part of the way CN conducts its business. Trimble, TN Photo by Eric Graf, CN Labourer ENVIRONMENT CN recognizes that our climate is changing, and that businesses must not merely adapt, they must be part of the solution. Our goal is to conduct our operations with minimal environmental impact and to play a substantive role in the transition to a lower carbon economy, conserving resources, protecting and restoring natural ecosystems, and advancing the circular economy. This is why CN supports the Paris Agreement and aligns its strategies and targets with climate science. CN has a strong track record of fuel and carbon efficiency, and has improved locomotive emissions intensity by approximately 40% since 1993. To this day, CN remains the North American rail industry leader, consuming roughly 15% less locomotive fuel per gross ton mile than the average of its Class I railway peers. Leveraging rail for the long haul significantly reduces GHG emissions. In 2020, CN became an official supporter of the Task Force on Climate-related Financial Disclosures (TCFD) and was the first North American railroad to release a stand-alone TCFD report. CN’s actions to reduce emissions, mitigate climate risks and develop the low-carbon economy resulted in CN being one of only three Canadian companies listed on CDP’s 2020 prestigious Climate A List. In February 2021, CN announced it will hold a vote by shareholders each year at its AGM on the Company’s Climate Action Plan. This initiative complements CN’s long-standing and robust climate change disclosures, our public reporting of our GHG emissions, and our strategy to reduce GHG emissions intensity, as well as our year-over-year progress. CN employees are actively engaged in our sustainability efforts, finding concrete ways to reduce energy use at key yards by roughly 35% over the past decade and divert approximately 90% of our waste from landfills through reduce-reuse-recycle-renew programs. CN is committed to protecting biodiversity and managing the land in the various habitats through which our network runs, including national parks, forests, prairies and wetlands. Our EcoConnexions program contributes to biodiversity by supporting mass reforestation in the communities and First Nations along our rail lines. Moving goods by rail instead of truck is 4× more fuel efﬁcient and reduces GHG emissions by 75%. cn 2020 annual report xxi

CN is engaged in Delivering Responsibly and in the fight against climate change. CN, Tree Canada and America in Bloom have planted two million trees as part of our commitment to greener communities. Winnipeg, MB © Tree Canada COMMUNITIES CN strives to be a good neighbour, creating socio-economic benefits and investing to make communities stronger and safer, while engaging our stakeholders to build lasting relationships. Over the past century, CN has been an important part of the many cities, towns, and Indigenous communities across our network. CN is especially proud of its Progressive Aboriginal Relations Bronze Level certification from the Canadian Council for Aboriginal Business for our commitment to working with Indigenous communities and businesses. At CN, safe practices do not stop with our own employees, nor do they stop at the limit of our premises. Safety extends to our contractors, customer sites and the communities in which we operate. Every year, we take steps to enhance the emergency preparedness of communities along our network. For example, an important component of CN’s work is supporting TRANSCAER® (Transportation Community Awareness and Emergency Response), an outreach effort to train community emergency personnel situated near rail lines where dangerous goods are transported. In 2020, despite limitations imposed by the COVID-19 pandemic, CN participated in nearly 130 TRANSCAER events, bringing critical training to almost 2,100 participants. We also earned the prestigious TRANSCAER National Achievement Award from the American Chemistry Council for the 12th consecutive year. CN employees also make hundreds of presentations annually, talking to thousands of children and adults at schools and community events in Canada and the U.S., especially during Rail Safety Week, about the importance of rail safety and the dangers of walking or playing on or near railway tracks. In 2020, of course, these mainly took the form of virtual safety initiatives. Since 2012, CN and our partners in Canada and the U.S. have planted over 2 million trees, making CN one of the leading private non-forestry tree planters. xxii cn 2020 annual report

CN employees stand before locomotives painted in the liveries of the five railroads that have joined our team since privatization 25 years ago. Montreal, QC GOVERNANCE We are committed to the highest standards of corporate governance, with an emphasis on engagement and transparency. How we deliver success is just as important as what we achieve. Therefore, we work diligently to bring integrity and excellence into everything we do. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN ensures its corporate governance practices comply with the highest standards and rules adopted by the Canadian Securities Administrators, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission. CN is exempted from complying with many of the NYSE corporate governance rules, provided it complies with Canadian governance requirements. Except as summarized on our website at www.cn.ca/governance, CN’s governance practices comply with the NYSE corporate governance rules in all significant respects. Consistent with the belief that ethical conduct goes beyond compliance and resides in a comprehensive governance culture, CN publishes and enforces its Corporate Governance Manual, Code of Business Conduct, Anti-Corruption Policy, Supplier Code of Conduct and Human Rights Policy. We also maintain several methods for employees and third parties to anonymously report accounting, auditing and other concerns. CN is proud of the leadership demonstrated by its Board of Directors with respect to diversity and is a proud signatory to the Catalyst Accord 2022. Earlier this year, the Board set a new target that at least 50% of the independent directors will come from diverse groups, including gender parity. Best practices are evolving in Canada and the United States with respect to the size of corporate boards, the tenure of directors, the retirement age of directors and the number of boards a director should serve on. Reflecting these evolving trends, CN’s Board of Directors is updating its corporate governance policies to: • Reduce the board size to 10 independent directors plus the CEO; • Ensure that all directors are subject to a 14-year tenure limit by removing the current grandfathering provision; • Lower the retirement age for directors from 75 to 72; • Change the policy on over-boarding to permit directors to serve on a maximum of three public boards, including CN. These new governance measures are unanimously supported by the Board. They will take effect as of the April 2021 AGM. Our approach to sustainability is aligned with international standards, including the United Nations Global Compact and Sustainable Development Goals, the Global Reporting Initiative, the Sustainability Accounting Standards Board, the World Bank Mobility Goals, and the Task Force on Climate-related Financial Disclosures. These expectations are integrated into our five sustainability pillars: Environment, Safety, People, Communities, and Governance. 50% of independent directors to be women cn 2020 annual report xxiii

BOARD OF DIRECTORS Robert Pace, D. COMM., C.M. Chair of the Board Canadian National Railway Company President and Chief Executive Officer The Pace Group committees: 3, 4*, 5, 7 Jean-Jacques Ruest President and Chief Executive Officer Canadian National Railway Company committees: 4, 8 Shauneen Bruder Retired Executive Vice-President, Operations Royal Bank of Canada committees: 1*, 4, 5, 6 Donald J. Carty, O.C., LL.D. Retired Chairman and Chief Executive Officer American Airlines committees: 1, 5, 6, 7, 8 Ambassador Gordon D. Gifﬁn Partner Dentons U.S. LLP committees: 2*, 4, 5, 8 Julie Godin Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development CGI Inc. committees: 2, 3, 6, 7 Edith E. Holiday Former General Counsel, United States Treasury Department and Secretary of the Cabinet The White House committees: 1, 2, 4, 8* V. Maureen Kempston Darkes, O.C., D. COMM., LL.D. Retired Group Vice-President General Motors Corporation and President GM Latin America, Africa and Middle East committees: 1, 2, 7*, 8 The Honourable Denis Losier, P.C., LL.D., C.M. Retired President and Chief Executive Officer Assumption Life committees: 2, 4, 7, 8 The Honourable Kevin G. Lynch, P.C., O.C., PH.D, LL.D. Retired Vice-Chair BMO Financial Group committees: 1, 3, 6*, 7, 8 Margaret A. McKenzie Founder and former Chief Financial Officer Range Royalty Management Ltd. committees: 2, 3, 5, 6, 7 James E. O’Connor Retired Chairman and CEO Republic Services, Inc. committees: 1, 2, 3, 5 Robert L. Phillips President R.L. Phillips Investments Inc. committees: 2, 3*, 5, 6 Laura Stein Executive Vice President, Corporate & Legal Affairs and General Counsel Mondelez International committees: 1, 2, 5*, 6 COMMITTEES: 1 Audit 2 Finance 3 Corporate governance and nominating 4 Donations and sponsorships 5 Environment, safety and security 6 Human resources and compensation 7 Strategic planning 8 Pension and investment * Denotes chair of the committee As at March 9, 2021 xxiv cn 2020 annual report

SELECT SENIOR OFFICERS Jean-Jacques Ruest President and Chief Executive Officer Ghislain Houle Executive Vice-President and Chief Financial Officer Robert Reilly Executive Vice-President and Chief Operating Officer Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer James Cairns Senior Vice-President Rail Centric Supply Chain Dorothea Klein Senior Vice-President and Chief Human Resources Officer Doug McDonald Senior Vice-President, Office of the President and CEO, Special Projects Keith Reardon Senior Vice-President Consumer Product Supply Chain Doug Ryhorchuk Senior Vice-President Network Operations Janet Drysdale Vice-President Financial Planning Marlene Puffer President and Chief Executive Officer CN Investment Division Paul Butcher Vice-President Investor Relations As at March 9, 2021 cn 2020 annual report xxv

A CN engine with five locomotives representing the railways that have joined our team since our privatization, 25 years ago. Each one features the colours of the railway at the time it merged with CN as well as the logo specially created to commemorate the quarter century of our IPO. From left to right: BC Rail; Grand Trunk Western; CN; Illinois Central; Wisconsin Central; and Elgin, Joliet & Eastern.

design: Veronica Chin SHAREHOLDER AND INVESTOR INFORMATION Annual meeting The annual meeting of shareholders will be held online via webcast at 10∶00 a.m. (EDT) on April 27, 2021. Please refer to www.cn.ca for meeting details. Annual information form The annual information form may be obtained by writing to: The Corporate Secretary Canadian National Railway Company 935 de La Gauchetière Street West Montreal, QC, Canada H3B 2M9 It is also available on CN’s website (www.cn.ca). Transfer agent and registrar Computershare Trust Company of Canada Offices in Canada: Montreal, Quebec Toronto, Ontario Calgary, Alberta Vancouver, British Columbia Telephone: 1-800-564-6253 www.investorcentre.com Co-transfer agent and co-registrar Computershare Trust Company N.A. Att: Stock Transfer Department Overnight Mail Delivery: 462 South 4th Street, Louisville, KY, United States 40202 Regular Mail Delivery: P.O. Box 505005, Louisville, KY, United States 40233-5005 Telephone: 1-800-962-4284 Shareholder services Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with: Computershare Trust Company of Canada Shareholder Services 100 University Avenue, 8th Floor Toronto, ON, Canada M5J 2Y1 Telephone: 1-800-564-6253 www.investorcentre.com Stock exchanges CN common shares are listed on the Toronto and New York stock exchanges. Ticker symbols: CNR Toronto Stock Exchange CNI New York Stock Exchange Investor relations Paul Butcher Vice-President, Investor Relations Telephone: 514-399-0052 Head office Canadian National Railway Company 935 de La Gauchetière Street West Montreal, QC, Canada H3B 2M9 P.O. Box 8100 Montreal, QC, Canada H3C 3N4 xxviii  cn 2020 annual report

Selected Railroad Statistics - unaudited

	2020	2019	2018
Financial measures			
Key financial performance indicators [1]			
Total revenues *($ millions)*	**13,819**	14,917	14,321
Freight revenues *($ millions)*	**13,218**	14,198	13,548
Operating income *($ millions)*	**4,777**	5,593	5,493
Adjusted operating income *($ millions)* [2]	**5,263**	5,708	5,520
Net income *($ millions)*	**3,562**	4,216	4,328
Adjusted net income *($ millions)* [2]	**3,784**	4,189	4,056
Diluted earnings per share *($)*	**5.00**	5.83	5.87
Adjusted diluted earnings per share *($)* [2]	**5.31**	5.80	5.50
Free cash flow *($ millions)* [3]	**3,227**	1,992	2,514
Gross property additions *($ millions)*	**2,863**	4,079	3,531
Share repurchases *($ millions)*	**379**	1,700	2,000
Dividends per share *($)*	**2.30**	2.15	1.82
Financial position [1]			
Total assets *($ millions)*	**44,804**	43,784	41,214
Total liabilities *($ millions)*	**25,153**	25,743	23,573
Shareholders' equity *($ millions)*	**19,651**	18,041	17,641
Financial ratios			
Operating ratio *(%)*	**65.4**	62.5	61.6
Adjusted operating ratio (%) [2]	**61.9**	61.7	61.5
Adjusted debt-to-adjusted EBITDA *(times)* [3]	**1.98**	2.02	1.94
Return on invested capital (ROIC) *(%)* [4]	**12.7**	15.3	16.7
Adjusted ROIC *(%)* [4]	**13.4**	15.1	15.7
Operational measures [5]			
Statistical operating data			
Gross ton miles (GTMs) *(millions)*	**455,368**	482,890	490,414
Revenue ton miles (RTMs) *(millions)*	**230,390**	241,954	248,383
Carloads *(thousands)*	**5,595**	5,912	5,976
Route miles *(includes Canada and the U.S.)*	**19,500**	19,500	19,500
Employees *(end of year)*	**24,381**	25,975	25,720
Employees *(average for the year)*	**23,786**	26,733	25,423
Key operating measures			
Freight revenue per RTM *(cents)*	**5.74**	5.87	5.45
Freight revenue per carload *($)*	**2,362**	2,402	2,267
GTMs per average number of employees *(thousands)*	**19,144**	18,063	19,290
Operating expenses per GTM *(cents)*	**1.99**	1.93	1.80
Labor and fringe benefits expense per GTM *(cents)*	**0.60**	0.61	0.58
Diesel fuel consumed *(US gallons in millions)*	**407.2**	451.4	462.7
Average fuel price *($/US gallon)*	**2.42**	3.17	3.32
Fuel efficiency *(US gallons of locomotive fuel consumed per 1,000 GTMs)*	**0.89**	0.93	0.94
Train weight *(tons)*	**9,501**	9,125	9,163
Train length *(feet)*	**8,572**	8,232	8,247
Car velocity *(car miles per day)*	**188**	198	188
Through dwell *(entire railroad, hours)*	**8.6**	7.9	8.3
Through network train speed *(miles per hour)*	**18.5**	18.5	18.0
Locomotive utilization *(trailing GTMs per total horsepower)*	**196**	198	208
Safety indicators [6]			
Injury frequency rate *(per 200,000 person hours)*	**1.69**	1.98	1.83
Accident rate *(per million train miles)*	**1.74**	2.11	2.02

(1) *Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accountable principles (GAAP), unless otherwise noted.*

(2) *See the section entitled Adjusted performance measures in the MD&A for an explanation of these non-GAAP measures.*

(3) *See the section entitled Liquidity and capital resources in the MD&A for an explanation of these non-GAAP measures.*

(4) *See the section entitled ROIC and adjusted ROIC in the MD&A for an explanation of these non-GAAP measures.*

(5) *Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company's Management's Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.*

(6) *Based on Federal Railroad Administration (FRA) reporting criteria.*

CN | 2020 Annual Report 1

Management's Discussion and Analysis

Contents

Business profile	3
Corporate organization	3
Strategy overview	4
Forward-looking statements	9
2020 Financial outlook	10
Financial highlights	10
2020 compared to 2019	10
Operating highlights	11
Non-GAAP measures	11
Adjusted performance measures	12
ROIC and adjusted ROIC	14
Constant currency	15
Revenues	15
Operating expenses	20
Other income and expenses	21
2019 compared to 2018	22
Summary of quarterly financial data	27
Summary of fourth quarter 2020	27
Financial position	28
Liquidity and capital resources	29
Off balance sheet arrangements	37
Outstanding share data	37
Financial instruments	37
Recent accounting pronouncements	39
Critical accounting estimates	40
Business risks	48
Controls and procedures	57

2 CN | 2020 Annual Report

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated February 1, 2021, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2020 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2020 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network of 19,500 route miles of track spans Canada and the United States of America (U.S.); the only railroad connecting Canada's Eastern and Western coasts with the U.S. South. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the U.S. and Mexico. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2020, CN's largest commodity group accounted for 27% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 31% transborder traffic, 17% Canadian domestic traffic and 36% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company's corporate management in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region and Eastern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.

See *Note 23 – Segmented information* to the Company's 2020 Annual Consolidated Financial Statements for additional information on the Company's corporate organization, as well as selected financial information by geographic area.

CN | 2020 Annual Report 3

Management's Discussion and Analysis

Strategy overview

CN's business strategy is anchored on the continuous pursuit of *Operational and Service Excellence*, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN's goal is to deliver valuable transportation services for its customers and to grow the business at a low incremental cost. A clear strategic agenda, driven by a commitment to innovation, productivity, improving supply chains through collaboration, potential acquisitions and other opportunities, running trains safely, and minimizing environmental impact, drives the Company's efforts to create value for customers. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchases.

CN's success and long-term economic viability depend on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN's success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, as well as other equipment and assets that improve the safety, efficiency and reliability of CN's service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, increase the capacity and the fluidity of the network, promote service excellence, and support growth at low incremental cost. The acquisition of new locomotives and railcars generates several key benefits. New locomotives increase capacity, fuel productivity and efficiency, and improve the reliability of service. Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in, and deploying, advanced technology. CN pioneered scheduled railroading and its vision is to be the first railroad to take it to the next level, using advanced technology as a driver for safety as well as customer and shareholder value.

COVID-19 pandemic

The COVID-19 pandemic has necessitated governments, businesses and communities to take extraordinary actions to mitigate the contagion, resulting in unprecedented uncertainty arising from a severe economic contraction. During the first wave of the pandemic, government-mandated widespread closures of non-essential businesses significantly curbed customer demand for transportation services. Following this first wave, governments gradually reopened most areas of the economy, with some segments of the economy subsequently experiencing a recovery in the second half of the year. A second wave of COVID-19 cases began in late 2020 and some governments mandated business closures and other restrictions again, in addition to continued social distancing measures. The focus for CN has been on nimbly adjusting to the partial economic shutdown, and remaining alert to potential further restrictive measures, as well as the high level of uncertainty with respect to the demand environment. As an essential service provider, CN continued to execute its business continuity plans to keep employees safe and deliver for its customers, the economy and the communities in which it operates, demonstrating its key role in the integrated global supply chain.

As CN is part of an integrated global supply chain, the impact of the COVID-19 pandemic on aspects of the supply chain, including ocean carriers, ports, terminals, trucking firms, and other railroads, has a consequent impact on the Company’s operations.

Starting in late March 2020, the spread of the COVID-19 pandemic resulted in significantly weaker demand for freight transportation services. During the second half of the year, demand partially recovered, with sequential improvements in volumes relative to the initial decline in the second quarter. By the fourth quarter, demand for some commodities had recovered at or above pre-pandemic levels, including intermodal, driven by a shift in consumer spending from services to goods, which CN was well-positioned to capitalize on, leveraging the acquisitions of TransX and H&R; and forest products, reflecting strong demand for lumber and panels used in home renovations and construction of new homes. The demand for less economically-sensitive products, such as export grain and fertilizers continued to remain positive compared to last year. The demand for other commodities that CN transports remained below pre-pandemic levels including finished vehicles and parts, pulp and paper, metals and minerals, plastics, chemicals and energy related commodities including petroleum crude, refined petroleum products and frac sand.

4 CN | 2020 Annual Report

Management's Discussion and Analysis

In response to the rapid partial economic shutdown faced earlier in the year, CN undertook various actions to quickly adapt, significantly increasing its liquidity as well as enhancing its overall financial and operational resilience:

- CN adjusted its resources and costs to align with the rapid and significant reduction in demand for rail transportation services, including temporarily storing locomotives and railcars, as well as reducing headcount, and rationalizing certain local yards and mechanical shops;
- In the second half of the year, CN added resources back into the business as volumes began recovering;
- In light of anticipated lower volumes for the year, the 2020 capital expenditure program was reduced in the first quarter by a net amount of $0.1 billion from $3.0 billion to $2.9 billion;
- CN paused its share repurchases between the end of March 2020 and January 2021 due to the economic circumstances; and
- CN secured $390 million of one-year supplementary revolving credit facilities, closed a second tranche of a variable rate, 20-year term loan for US$310 million and issued US$600 million 30-year 2.45% Notes in the U.S. debt capital markets.

Balancing "Operational and Service Excellence"

The basic driver of the Company's business is demand for reliable, efficient, and cost effective transportation for customers. As such, the Company's focus is the pursuit of *Operational and Service Excellence*: striving to operate safely and efficiently while providing a high level of service to customers.

CN operates with a mindset that drives cost efficiency and asset utilization. That mindset flows naturally from CN's *Scheduled Railroading* model, which focuses on improving every process that affects delivery of customers' goods. It is a highly disciplined process whereby CN manages all aspects of railroad operations to meet customer commitments efficiently and profitably. This calls for the relentless measurement of results and the use of such results to generate further execution improvements in the service provided to customers. The Company's continuous search for efficiency is best captured in its performance according to key operating metrics such as train weight, train length, through network train speed, fuel efficiency, through dwell and car velocity. All are at the center of a highly productive and fluid railroad operation, requiring daily engagement in the field. The Company works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy is a key contributor to CN's operating ratio, earnings growth and return on invested capital.

CN understands the importance of balancing its drive for productivity while enhancing customer service. The Company's efforts to deliver *Operational and Service Excellence* are anchored on an end-to-end supply chain mindset, working closely with customers and supply chain partners, as well as involving all relevant areas of the Company in the process. By fostering better end-to-end service performance and encouraging all supply-chain players to continuously improve daily engagement, information sharing, problem solving, and execution, CN aims to help customers achieve greater competitiveness in their own markets. Supply chain collaboration agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies across the entire supply chain.

The Company is strengthening its commitment to *Operational and Service Excellence* through a wide range of innovations anchored on its continuous improvement philosophy. CN is building on its industry leadership in terms of fast and reliable hub-to-hub service by continuing to improve across the range of customer touch points. The Company's major push in first-mile/last-mile service is focused on improving the quality of customer interactions – developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level.

CN's broad-based service innovations benefit customers and support the Company's goal to drive top-line growth. CN understands the importance of being the best operator in the business, as well as the best service innovator.

CN's focus on sustainability

Sustainability is at the heart of how the Company is building for the future; CN calls this *Delivering Responsibly*. It means moving customer goods safely and efficiently, being environmentally responsible, attracting and developing the best diverse team of railroaders, helping build safer and stronger communities, while adhering to the highest ethical standards. CN is proud of its *Delivering Responsibly* philosophy – it drives how the Company conducts its business and supports its continuing transformational journey.

An unwavering commitment to safety

CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN's operations. The Company's long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives. In September 2020, CN established a new conductor training curriculum with a strong emphasis on commitment to safety. Additionally, in 2020, CN provided a year long safety leadership program to over 300 of its leaders in operating functions, with plans to provide the training to another 250 in 2021.

CN | 2020 Annual Report 5

Management's Discussion and Analysis

In response to the COVID-19 pandemic, CN deployed its multi-phase Pandemic Plan in March and continued to institute various measures to protect its employees, customers, and the communities in which CN operates:

- CN's medical team and occupational health department, who are members of the Association of American Railroads Health Committee, have played a pivotal role in CN's pandemic planning, taking direction from the World Health Organization, as well as provincial, state and federal authorities, as required, and offering best practices shared amongst North American railroads.
- CN implemented preventative measures to ensure the safety of its employees and by extension, of its customers and communities. These measures included a work from home policy for employees not required on site, restriction of employee travel, social distancing measures at CN locations, segregating mission critical rail traffic control employees, and amplifying cleaning regimens on trains, in terminals, in crew accommodation facilities, and in offices.
- Understanding the importance of timely and reliable information, CN increased employee communications by providing frequent updates on the state of the Company's operations, as well as employee support for any questions or concerns.
- With operations spanning eight provinces, 16 states and over 2,000 communities across the Company's network, CN continued to play an important role in the communities in which it operates. CN donated over $1 million to charities directly or indirectly affected by the economic impacts of the pandemic, such as food banks, homeless shelters, domestic violence shelters, healthcare centers, and anti-poverty organizations.

CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization. CN believes that the rail industry can enhance safety by working more closely with communities. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes meetings, during which CN discusses its comprehensive safety programs; its safety performance; the nature, volume and economic importance of dangerous commodities it transports through their communities; a review of emergency response planning; and arranging for training sessions for emergency responders. The outreach builds on CN's involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents.

Protecting the environment for generations to come

The Company's goal is to conduct operations with minimal environmental impact, while providing cleaner, more sustainable transportation services to customers. With approximately 85% of CN's direct Greenhouse Gas (GHG) emissions generated from rail operations, CN believes the best way to reduce its carbon footprint is by continuously improving fuel efficiency. Over the years, this focus has resulted in significant progress in decoupling volume growth from carbon emissions. CN is making a positive contribution in the fight against climate change by offering a carbon efficient and environmentally friendly way to move goods.

As part of the Company's comprehensive sustainability action plan and to comply with CN's environmental policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives and trucks that reduce GHG emissions; increasing and building operational efficiencies; investing in energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste and scrap at its facilities and on its network; and engaging in modal shift agreements that favor low emission transport services. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help ensure that it conducts its operations and activities while protecting the natural environment. The Company's environmental activities include monitoring CN's environmental performance in Canada and the U.S., identifying environmental issues inside the Company, and managing them in accordance with CN's environmental policy, which is overseen by the Environment, Safety and Security Committee of the Board of Directors. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.

Building a solid team of railroaders

CN's ability to develop the best railroaders in the industry has been a key contributor to the Company's success. CN recognizes that without the right people - no matter how good a service plan or business model a company may have - it will not be able to fully execute. CN is taking steps to further align its business and talent strategies by placing a greater emphasis on the identification of specific roles across all functions that drive the greatest impact to the Company's business agenda, and ensuring the right talent are in these critical roles. The Company continues to focus on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues, and supporting all employees to grow and develop, while deepening its commitment to develop talent and plan for the future. CN also recognizes the importance of diversity as it provides for a broad range of strengths, perspectives and experiences that makes CN better. It helps the Company attract and retain qualified talent, and it fosters innovation by bringing the best solutions to the table. As part of its strategy to build a solid team of railroaders, the Company leverages its state-of-the-art training facilities in preparing employees to be highly skilled, safety conscious

6 CN | 2020 Annual Report

Management's Discussion and Analysis

and confident in their work environment. Curricula for technical training and leadership development has been designed to meet the learning needs of CN's railroaders - both current and future. These programs and initiatives provide a solid platform for the assessment and development of the Company's talent pool, and are tightly integrated with the Company's business strategy. Progress made in developing current and future leaders through the Company's leadership development programs is reviewed by the Human Resources and Compensation Committee of the Board of Directors.

2020 Highlights

While CN's results were adversely impacted by the COVID-19 pandemic, the Company continued to deliver for its customers, providing essential transportation services and demonstrating its key role in the integrated global supply chain. By the end of the year, the Company began recovering from pandemic related demand declines as demand for some commodities recovered at or above pre-pandemic levels in the fourth quarter, most notably in the grain and fertilizers and intermodal commodity groups.

Financial highlights - 2020 compared to 2019

- Revenues decreased by $1,098 million, or 7%, to $13,819 million.
- Operating expenses decreased by $282 million, or 3%, to $9,042 million.
- Operating income decreased by $816 million, or 15%, to $4,777 million and adjusted operating income decreased by $445 million, or 8%, to $5,263 million. (1)
- Operating ratio of 65.4%, an increase of 2.9 points and adjusted operating ratio of 61.9%, an increase of 0.2 points. (1)
- Net income decreased by $654 million, or 16%, to $3,562 million and diluted earnings per share decreased by 14% to $5.00.
- Adjusted net income decreased by $405 million, or 10%, to $3,784 million and adjusted diluted earnings per share decreased by 8% to $5.31. (1)
- The Company generated record free cash flow of $3,227 million, a 62% increase. (2)
- ROIC of 12.7%, a decrease of 2.6 points and adjusted ROIC of 13.4%, a decrease of 1.7 points. (3)
- CN achieved 10 consecutive months of record Canadian grain movements, which resulted in record revenues for the year for the Grain and fertilizers commodity group.
- An all-time record fuel efficiency of 0.89 US gallons of locomotive fuel consumed per 1,000 gross ton miles.

(1) See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

(2) See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

(3) See the section of this MD&A entitled ROIC and adjusted ROIC for an explanation of these non-GAAP measures.

Assets held for sale

In the second quarter of 2020, the Company committed to a plan and is actively marketing for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated selling price. The carrying amount of assets held for sale of $90 million is included in Other current assets in the Consolidated Balance Sheet as at December 31, 2020. The estimated selling price is based primarily on discounted cash flow projections. These projections are based on Level 3 inputs of the fair value hierarchy and reflect the Company’s best estimate of market participants’ pricing of the assets as well as the general condition of the assets. The significant assumptions in the valuation model include projected cash flows, discount rate and growth rate. Actual results could differ from the Company’s estimates, but such differences are not expected to have a material impact on the fair value assessment. As at December 31, 2020, the criteria for the classification of assets held for sale continued to be met and there was no change in the Company's carrying amount of assets held for sale.

Reinvestment in the business

In 2020, CN spent approximately $2.9 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. CN's capital spending also included $0.8 billion on strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, $0.4 billion on equipment capital expenditures, including the acquisition of 41 new high-horsepower locomotives and 1,449 new grain hopper cars, and $0.1 billion on implementation of Positive Train Control (PTC), the safety technology system mandated by the U.S. Congress.

CN | 2020 Annual Report 7

Management's Discussion and Analysis

Acquisitions

On April 6, 2020, the Surface Transportation Board (STB) issued its decision conditionally approving the acquisition of the Massena rail line from CSX Corporation ("CSX"), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. The petitions for reconsideration remain pending for the STB's decision. The acquisition represents more than 220 miles of track between Valleyfield, Quebec, and Woodard, New York, and will allow CN to continue to expand its network and foster additional supply chain solutions.

In the first quarter of 2020, the Company completed the purchase price allocation of the Manitoba based TransX Group of Companies ("TransX") which was acquired on March 20, 2019. In the fourth quarter of 2019, the fair value of net assets acquired was adjusted to reflect the settlement of working capital as well as changes to current and deferred income tax balances. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions.

In the fourth quarter of 2020, the Company completed the purchase price allocation of the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R") which was acquired on December 2, 2019. The acquisition positions CN to expand its presence in moving customer goods by offering more end-to-end rail supply chain solutions to a wider range of customers.

Shareholder returns

The Company repurchased 3.3 million of its common shares during the year, returning $0.4 billion to its shareholders. CN paused its share repurchases at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. CN also increased its quarterly dividend per share by 7% to $0.5750 from $0.5375 in 2019, effective for the first quarter of 2020, and paid $1.6 billion in dividends in 2020.

Sustainability disclosures and recognition

The Company's sustainability practices earned it a place on the Dow Jones Sustainability World and North American Indices, for the 9th and 12th consecutive year, respectively. CN has also been recognized by CDP for the 11th consecutive year and is one of only three Canadian companies to have earned a position on the *Climate A List* in 2020. CN is the only Canadian company and the only North American railroad listed in the Transportation and Transportation Infrastructure sector World Index. In addition, CN ranked among Corporate Knights' 2021 Global 100 Most Sustainable Corporations in the World. The Company's CDP Report, Task Force on Climate-related Financial Disclosures report, sustainability report entitled "*Delivering Responsibly*" and the Company's Corporate Governance Manual, which outlines the role and responsibilities of the Environment, Safety and Security Committee of the Board of Directors, are available on CN's website in the *Delivering Responsibly* section.

2021 Business outlook and assumptions

For 2021, the Company expects growth across a range of commodities, particularly in coal exports, intermodal traffic, petroleum crude, lumber and panels, frac sand, metals and minerals, as well as lower volumes of U.S. grain and potash.

Underpinning the 2021 business outlook, the Company assumes that North American industrial production will increase in the mid single-digit range. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages.

Future value creation

Reinvestment in the business

In 2021, CN plans to invest approximately $3.0 billion in its capital program, of which $1.6 billion is targeted toward track and railway infrastructure maintenance to support safe and efficient operations. A further $1.2 billion is expected to be spent on initiatives to increase capacity and enable growth, such as track infrastructure expansion; investments in yards and intermodal terminals; and on information technology to improve safety performance, operational efficiency and customer service. CN's equipment capital expenditures are targeted at $0.2 billion in 2021, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 491 new grain hopper cars in the first quarter of 2021.

Shareholder returns

On January 26, 2021, the Company's Board of Directors approved a new Normal Course Issuer Bid (NCIB) that allows for the repurchase of up to 14 million common shares between February 1, 2021 and January 31, 2022. In addition, on that same day, the Company's Board of Directors approved an increase of 7% to the quarterly dividend to common shareholders, from $0.5750 per share in 2020 to $0.6150 per share in 2021, effective for the first quarter. The Company expects to resume its share repurchases in the first quarter of 2021 under the new NCIB.

8 CN | 2020 Annual Report

Management's Discussion and Analysis

The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled *Forward-looking statements* for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the impacts of the COVID-19 pandemic on the business operations, financial results and financial position and on the global supply chain, and statements about the economic recovery and its future impact on CN. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled *Strategy overview - 2021 Business outlook and assumptions*.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions	• North American and global economic growth • Long-term growth opportunities being less affected by current economic conditions • The COVID-19 pandemic gradually diminishing in intensity in the second half of 2021 following increased vaccination • No material increase in disruption of CN's operations or of the economy's supply chains as a result of the COVID-19 pandemic in the shorter term
Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	• Adequate credit ratios • Investment-grade credit ratings • Access to capital markets • Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing • Adequate long-term return on investment on pension plan assets • Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled *Business risks* of this MD&A for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN | 2020 Annual Report 9

Management's Discussion and Analysis

2020 Financial outlook

On January 28, 2020, the Company issued its 2020 financial outlook. On April 27, 2020 due to the continued global spread of the COVID-19 pandemic and consequent unprecedented economic uncertainty, the Company withdrew its 2020 outlook.

Financial highlights

							Change	
							Favorable/(Unfavorable)	
In millions, except percentage and per share data		**2020**		2019		2018	2020 vs 2019	2019 vs 2018
Revenues	**$**	**13,819**	$	14,917	$	14,321	(7%)	4%
Operating income	**$**	**4,777**	$	5,593	$	5,493	(15%)	2%
Adjusted operating income [(1)]	**$**	**5,263**	$	5,708	$	5,520	(8%)	3%
Net income	**$**	**3,562**	$	4,216	$	4,328	(16%)	(3%)
Adjusted net income [(1)]	**$**	**3,784**	$	4,189	$	4,056	(10%)	3%
Basic earnings per share	**$**	**5.01**	$	5.85	$	5.89	(14%)	(1%)
Adjusted basic earnings per share [(1)]	**$**	**5.32**	$	5.81	$	5.52	(8%)	5%
Diluted earnings per share	**$**	**5.00**	$	5.83	$	5.87	(14%)	(1%)
Adjusted diluted earnings per share [(1)]	**$**	**5.31**	$	5.80	$	5.50	(8%)	5%
Dividends declared per share	**$**	**2.30**	$	2.15	$	1.82	7%	18%
Total assets	**$**	**44,804**	$	43,784	$	41,214	2%	6%
Total long-term liabilities	**$**	**21,879**	$	21,456	$	20,073	(2%)	(7%)
Operating ratio [(2)]		**65.4%**		62.5%		61.6%	(2.9)-pts	(0.9)-pts
Adjusted operating ratio [(1)]		**61.9%**		61.7%		61.5%	(0.2)-pts	(0.2)-pts
Free cash flow [(3)]	**$**	**3,227**	$	1,992	$	2,514	62%	(21%)

(1) See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

(2) Operating ratio is defined as operating expenses as a percentage of revenues.

(3) See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

2020 compared to 2019

Net income for the year ended December 31, 2020 was $3,562 million, a decrease of $654 million, or 16%, when compared to 2019, and diluted earnings per share decreased by 14% to $5.00.

Operating income for the year ended December 31, 2020 decreased by $816 million, or 15%, to $4,777 million. The decrease mainly reflects lower volumes across most commodity groups and a loss on assets held for sale, partly offset by freight rate increases and lower fuel prices. The operating ratio, defined as operating expenses as a percentage of revenues, was 65.4% in 2020, compared to 62.5% in 2019.

Revenues for the year ended December 31, 2020 were $13,819 million compared to $14,917 million in 2019. The decrease of $1,098 million, or 7%, was mainly attributable to lower volumes across most commodity groups, primarily in the second and third quarter, caused by the ongoing effects of the COVID-19 pandemic and lower applicable fuel surcharge rates, partly offset by freight rate increases as well as record shipments of Canadian grain.

Operating expenses for the year ended December 31, 2020 were $9,042 million compared to $9,324 million in 2019. The decrease of $282 million, or 3%, was mainly due to lower fuel and labor costs and decreased purchased services and material expense; partly offset by a loss on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines.

The Company generated record free cash flow for the year ended December 31, 2020 of $3,227 million compared to $1,992 million in 2019. The increase of $1,235 million, or 62%, was mainly due to lower property additions in 2020 compared to the record 2019 capital expenditure program, lower income tax instalment payments and a U.S. tax refund received in 2020 as a result of the CARES Act, partly offset by lower earnings excluding non-cash items.

10 CN | 2020 Annual Report

Management's Discussion and Analysis

Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations:

				Change Favorable/(Unfavorable)	
	2020	2019	2018	2020 vs 2019	2019 vs 2018
Gross ton miles (GTMs) *(millions)* (1)	**455,368**	482,890	490,414	(6%)	(2%)
Train weight *(tons)* (2)	**9,501**	9,125	9,163	4%	–%
Train length *(feet)* (3)	**8,572**	8,232	8,247	4%	–%
Through network train speed *(miles per hour)* (4)	**18.5**	18.5	18.0	–%	3%
Fuel efficiency *(US gallons of locomotive fuel consumed per 1,000 GTMs)* (5)	**0.89**	0.93	0.94	4%	1%
Through dwell *(entire railroad, hours)* (6)	**8.6**	7.9	8.3	(8%)	5%
Car velocity *(car miles per day)* (7)	**188**	198	188	(5%)	5%

(1) *GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.*

(2) *Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.*

(3) *Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.*

(4) *Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.*

(5) *Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.*

(6) *Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.*

(7) *Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars' active time, with a higher value indicating a smoother and more fluid operation.*

For the year ended December 31, 2020, when compared to 2019, GTMs were negatively impacted by the COVID-19 pandemic. In response to the reduction in volumes, the Company increased efficiencies with increased Train weight and Train length, which negatively impacted Through dwell, Car velocity, and Through network train speed. However, this allowed the Company to achieve an all-time record Fuel efficiency.

For the year ended December 31, 2019, when compared to 2018, GTMs were negatively impacted by the weakening economic environment and a conductor strike in the fourth quarter of 2019. However, with capacity improvements enabling fluidity, Through dwell, Car velocity, Through network train speed, as well as Fuel efficiency, had all improved.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, return on invested capital (ROIC) and adjusted ROIC, free cash flow, and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled *Adjusted performance measures, Constant currency, ROIC and adjusted ROIC,* and *Liquidity and capital resources.*

CN | 2020 Annual Report 11

Management's Discussion and Analysis

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the year ended December 31, 2020, the Company reported adjusted net income of $3,784 million, or $5.31 per diluted share, which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the *Coronavirus Aid, Relief, and Economic Security* (CARES) *Act*, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.

For the year ended December 31, 2019, the Company reported adjusted net income of $4,189 million, or $5.80 per diluted share, which excludes employee termination benefits and severance costs related to a workforce reduction program of $31 million, or $23 million after-tax ($0.03 per diluted share) in the fourth quarter; a deferred income tax recovery of $112 million ($0.15 per diluted share or $0.16 per basic share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate; and a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a PTC back office system following the deployment of a replacement system.

For the year ended December 31, 2018, the Company reported adjusted net income of $4,056 million, or $5.50 per diluted share, which excludes employee termination benefits and severance costs related to a workforce reduction program of $27 million, or $20 million after-tax ($0.03 per diluted share) in the fourth quarter and gains on disposal of property of $338 million, or $292 million after-tax ($0.40 per diluted share), consisting of the following:

- in the fourth quarter, a gain previously deferred on the 2014 disposal of a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the "Guelph"), of $79 million, or $70 million after-tax ($0.10 per diluted share);
- in the third quarter, a gain on disposal of property located in Montreal, Quebec (the "Doney and St-Francois Spurs") of $36 million, or $32 million after-tax ($0.04 per diluted share); and
- in the second quarter, a gain on transfer of the Company's finance lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the "Central Station Railway Lease"), of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the "Calgary Industrial Lead"), of $39 million, or $34 million after-tax ($0.05 per diluted share).

12 CN | 2020 Annual Report

Management's Discussion and Analysis

The following table provides a reconciliation of net income and earnings per share in accordance with GAAP, as reported for the years ended December 31, 2020, 2019 and 2018, to the non-GAAP adjusted performance measures presented herein:

In millions, except per share data	*Year ended December 31,*	**2020**		2019		2018
Net income	**$**	**3,562**	$	4,216	$	4,328
Adjustments:						
Operating expenses		**486**		115		27
Other income		**—**		—		(338)
Income tax expense (recovery) [(1)]		**(264)**		(142)		39
Adjusted net income	**$**	**3,784**	$	4,189	$	4,056
Basic earnings per share	**$**	**5.01**	$	5.85	$	5.89
Impact of adjustments, per share		**0.31**		(0.04)		(0.37)
Adjusted basic earnings per share	**$**	**5.32**	$	5.81	$	5.52
Diluted earnings per share	**$**	**5.00**	$	5.83	$	5.87
Impact of adjustments, per share		**0.31**		(0.03)		(0.37)
Adjusted diluted earnings per share	**$**	**5.31**	$	5.80	$	5.50

(1) Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

The following table provides a reconciliation of operating income and operating ratio in accordance with GAAP, as reported for the years ended December 31, 2020, 2019 and 2018, to the non-GAAP adjusted performance measures presented herein:

In millions, except percentage	*Year ended December 31,*	**2020**		2019		2018
Operating income	**$**	**4,777**	$	5,593	$	5,493
Operating expense adjustments:						
Depreciation expense		**—**		84		—
Employee termination benefits and severance costs		**—**		31		27
Loss on assets held for sale		**486**		—		—
Total operating expense adjustments		**486**		115		27
Adjusted operating income	**$**	**5,263**	$	5,708	$	5,520
Operating ratio		**65.4%**		62.5%		61.6%
Impact of adjustment		**(3.5)-pts**		(0.8)-pts		(0.1)-pts
Adjusted operating ratio		**61.9%**		61.7%		61.5%

CN | 2020 Annual Report 13

Management's Discussion and Analysis

ROIC and adjusted ROIC

Management believes ROIC and adjusted ROIC are useful measures of the efficiency in the use of capital funds. The Company calculates ROIC as return divided by average invested capital. Return is defined as net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of total shareholders' equity, long-term debt and current portion of long-term debt less cash and cash equivalents, and restricted cash and cash equivalents, averaged between the beginning and ending balance over a twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's effective tax rate, excluding the tax effect of adjustments used to determine adjusted net income. ROIC and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	*As at and for the year ended December 31,*	**2020**		2019		2018
Net income	**$**	**3,562**	$	4,216	$	4,328
Interest expense		**554**		538		489
Tax on interest expense (1)		**(120)**		(120)		(116)
Return	**$**	**3,996**	$	4,634	$	4,701
Average total shareholders' equity	**$**	**18,846**	$	17,841	$	17,149
Average long-term debt		**11,931**		11,626		10,067
Average current portion of long-term debt		**1,420**		1,557		1,632
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		**(844)**		(674)		(656)
Average invested capital	**$**	**31,353**	$	30,350	$	28,192
ROIC		**12.7%**		15.3%		16.7%
Adjusted net income (2)	**$**	**3,784**	$	4,189	$	4,056
Interest expense		**554**		538		489
Adjusted tax on interest expense (3)		**(137)**		(131)		(120)
Adjusted return	**$**	**4,201**	$	4,596	$	4,425
Average invested capital	**$**	**31,353**	$	30,350	$	28,192
Adjusted ROIC		**13.4%**		15.1%		15.7%

(1) The effective tax rate for 2020 used to calculate the tax on interest expense was 21.6% (2019 - 22.3%; 2018 - 23.8%).

(2) See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.

(3) The adjusted effective tax rate for 2020 used to calculate the adjusted tax on interest expense was 24.8% (2019 - 24.4%; 2018 - 24.5%).

14 CN | 2020 Annual Report

Management's Discussion and Analysis

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.34 and $1.33 per US$1.00, for the years ended December 31, 2020 and 2019, respectively.

On a constant currency basis, the Company's net income for the year ended December 31, 2020 would have been lower by $13 million ($0.02 per diluted share).

Revenues

In millions, unless otherwise indicated	*Year ended December 31,*		**2020**		2019	% Change	% Change at constant currency
Freight revenues		**$**	**13,218**	$	14,198	(7%)	(7%)
Other revenues			**601**		719	(16%)	(17%)
Total revenues		**$**	**13,819**	$	14,917	(7%)	(8%)
Freight revenues							
Petroleum and chemicals		**$**	**2,631**	$	3,052	(14%)	(14%)
Metals and minerals			**1,409**		1,643	(14%)	(15%)
Forest products			**1,700**		1,808	(6%)	(7%)
Coal			**527**		658	(20%)	(20%)
Grain and fertilizers			**2,609**		2,392	9%	9%
Intermodal			**3,751**		3,787	(1%)	(1%)
Automotive			**591**		858	(31%)	(31%)
Total freight revenues		**$**	**13,218**	$	14,198	(7%)	(7%)
Revenue ton miles (RTMs) *(millions)*			**230,390**		241,954	(5%)	(5%)
Freight revenue/RTM *(cents)*			**5.74**		5.87	(2%)	(3%)
Carloads *(thousands)*			**5,595**		5,912	(5%)	(5%)
Freight revenue/carload *($)*			**2,362**		2,402	(2%)	(2%)

Revenues for the year ended December 31, 2020, totaled $13,819 million compared to $14,917 million in 2019. The decrease of $1,098 million, or 7%, was mainly attributable to lower volumes across most commodity groups, primarily in the second and third quarter, caused by the ongoing effects of the COVID-19 pandemic and lower applicable fuel surcharge rates, partly offset by freight rate increases as well as record shipments of Canadian grain. Fuel surcharge revenues decreased by $330 million in 2020, mainly as a result of lower applicable fuel surcharge rates and lower volumes.

In 2020, RTMs, measuring the weight and distance of freight transported by the Company, declined by 5% relative to 2019. Freight revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly driven by lower applicable fuel surcharge rates, partly offset by freight rate increases.

Petroleum and chemicals

	Year ended December 31,		**2020**		2019	% Change	% Change at constant currency
Revenues *(millions)*		**$**	**2,631**	$	3,052	(14%)	(14%)
RTMs *(millions)*			**43,556**		53,989	(19%)	(19%)
Revenue/RTM *(cents)*			**6.04**		5.65	7%	6%
Carloads *(thousands)*			**597**		688	(13%)	(13%)

CN | 2020 Annual Report 15

Management's Discussion and Analysis

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company's petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.

For the year ended December 31, 2020, revenues for this commodity group decreased by $421 million, or 14%, when compared to 2019, mainly due to lower volumes of petroleum crude, chemicals and plastic products, refined petroleum products and natural gas liquids due to the COVID-19 pandemic, partly offset by liquidated damages relating to volume commitments under customer contracts.

Revenue per RTM increased by 7% in 2020 when compared to 2019, mainly due to the decrease in the average length of haul and liquidated damages relating to volume commitments under customer contracts.

Percentage of commodity group revenues	**2020**	2019
Chemicals and plastics	**41 %**	36 %
Refined petroleum products	**40 %**	38 %
Crude and condensate	**15 %**	22 %
Sulfur	**4 %**	4 %

Metals and minerals

Year ended December 31,		**2020**		2019	% Change	% Change at constant currency
Revenues *(millions)*	**$**	**1,409**	$	1,643	(14%)	(15%)
RTMs *(millions)*		**21,561**		25,449	(15%)	(15%)
Revenue/RTM *(cents)*		**6.53**		6.46	1%	—%
Carloads *(thousands)*		**935**		1,008	(7%)	(7%)

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials, machinery, railway equipment, and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company's access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.

For the year ended December 31, 2020, revenues for this commodity group decreased by $234 million, or 14%, when compared to 2019, mainly due to reduced shipments of frac sand and semi-finished steel products due to the COVID-19 pandemic.

Revenue per RTM increased by 1% in 2020 when compared to 2019, mainly due to a decrease in the average length of haul.

Percentage of commodity group revenues	**2020**	2019
Metals	**31 %**	30 %
Minerals	**28 %**	27 %
Energy materials	**21 %**	26 %
Iron ore	**20 %**	17 %

Forest products

Year ended December 31,		**2020**		2019	% Change	% Change at constant currency
Revenues *(millions)*	**$**	**1,700**	$	1,808	(6%)	(7%)
RTMs *(millions)*		**25,602**		27,187	(6%)	(6%)
Revenue/RTM *(cents)*		**6.64**		6.65	—%	(1%)
Carloads *(thousands)*		**342**		375	(9%)	(9%)

16 CN | 2020 Annual Report

Management's Discussion and Analysis

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for lumber and panels, housing starts and renovation activities primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.

For the year ended December 31, 2020, revenues for this commodity group decreased by $108 million, or 6%, when compared to 2019, mainly due to lower volumes across a broad range of forest products and lower applicable fuel surcharge rates, partly offset by freight rate increases.

Revenue per RTM remained flat in 2020 when compared to 2019.

Percentage of commodity group revenues	**2020**	2019
Lumber	**39 %**	38 %
Pulp	**30 %**	30 %
Paper	**17 %**	18 %
Panels	**14 %**	14 %

Coal

Year ended December 31,	**2020**	2019	% Change	% Change at constant currency
Revenues *(millions)*	**$ 527**	$ 658	(20%)	(20%)
RTMs *(millions)*	**16,173**	17,653	(8%)	(8%)
Revenue/RTM *(cents)*	**3.26**	3.73	(13%)	(13%)
Carloads *(thousands)*	**289**	335	(14%)	(14%)

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals on the U.S. Gulf Coast. Petroleum coke, a by-product of the oil refining process, is exported to offshore markets via terminals on the west coast of Canada and the U.S. Gulf Coast, as well as shipped to industrial users in domestic markets. The key drivers for this market segment are weather conditions, environmental regulations, global supply and demand conditions, and for U.S. domestic coal, the price of natural gas.

For the year ended December 31, 2020, revenues for this commodity group decreased by $131 million, or 20%, when compared to 2019, mainly due to lower volumes of U.S. thermal coal exports via the Gulf Coast due to competitive market pricing as well as reduced domestic shipments to U.S. utilities and Canadian metallurgical coal via west coast ports due to the COVID-19 pandemic; partly offset by higher Canadian thermal coal exports via west coast ports.

Revenue per RTM decreased by 13% in 2020 when compared to 2019, mainly due to an increase in the average length of haul.

Percentage of commodity group revenues	**2020**	2019
Canadian coal - export	**49 %**	40 %
Petroleum coke	**25 %**	22 %
U.S. coal - domestic	**17 %**	19 %
U.S. coal - export	**9 %**	19 %

CN | 2020 Annual Report 17

Management's Discussion and Analysis

Grains and fertilizers

Year ended December 31,		2020		2019	% Change	% Change at constant currency
Revenues *(millions)*	$	**2,609**	$	2,392	9%	9%
RTMs *(millions)*		**61,736**		55,597	11%	11%
Revenue/RTM *(cents)*		**4.23**		4.30	(2%)	(2%)
Carloads *(thousands)*		**663**		619	7%	7%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of wheat, oats, barley, flaxseed, rye, peas, lentils, corn, ethanol, dried distillers grain, canola seed and canola products, soybeans and soybean products. Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. These rail movements are subject to government regulation that establishes a maximum revenue entitlement that railways can earn. Although railway companies are free to set freight rates for western grain shipments, total revenue is limited based on a formula that takes into account tonnage, length of haul, and a specified price index. Shipments of grain that are exported to the U.S. are not regulated. Grain grown in the U.S. Midwest is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. The key drivers for fertilizers are input prices, demand, government policies, and international competition.

For the year ended December 31, 2020, revenues for this commodity group increased by $217 million, or 9%, when compared to 2019, mainly due to record Canadian grain volumes and freight rate increases, partly offset by lower applicable fuel surcharge rates.

Revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases.

Percentage of commodity group revenues	**2020**	2019
Canadian grain - regulated	**47 %**	42 %
U.S. grain - domestic	**18 %**	19 %
Canadian grain - commercial	**11 %**	13 %
Fertilizers - potash	**10 %**	10 %
Fertilizers - other	**9 %**	10 %
U.S. grain - exports	**5 %**	6 %

Intermodal

Year ended December 31,		2020		2019	% Change	% Change at constant currency
Revenues *(millions)*	$	**3,751**	$	3,787	(1%)	(1%)
RTMs *(millions)*		**59,165**		58,344	1%	1%
Revenue/RTM *(cents)*		**6.34**		6.49	(2%)	(3%)
Carloads *(thousands)*		**2,582**		2,618	(1%)	(1%)

The intermodal commodity group includes rail and trucking services and is comprised of two markets: domestic intermodal and international intermodal. Domestic intermodal transports consumer products and manufactured goods, serving retail, wholesale and logistics provider channels, within domestic Canada, domestic U.S., Mexico and transborder, while international intermodal handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, New Orleans and Mobile. CN's network of inland intermodal terminals, located near ports and large urban centers, connects customers to major markets in North America and overseas. Domestic intermodal is driven by consumer markets, with growth generally tied to the economy. International intermodal is driven by North American economic and trade conditions as well as global trade patterns. Revenues for TransX and H&R are included in this commodity group within the domestic market.

18 CN | 2020 Annual Report

Management's Discussion and Analysis

For the year ended December 31, 2020, revenues for this commodity group decreased by $36 million, or 1%, when compared to 2019, mainly due to lower applicable fuel surcharge rates and lower international container volumes via the ports of Prince Rupert and Montreal, as well as reduced shipments for domestic logistic providers; partly offset by higher international container traffic via the Ports of Vancouver and New Orleans, as well as increased domestic retail shipments.

Revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly due to lower applicable fuel surcharge rates.

Percentage of commodity group revenues	2020	2019
International	67 %	68 %
Domestic	33 %	32 %

Automotive

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues *(millions)*	$ 591	$ 858	(31%)	(31%)
RTMs *(millions)*	2,597	3,735	(30%)	(30%)
Revenue/RTM *(cents)*	22.76	22.97	(1%)	(1%)
Carloads *(thousands)*	187	269	(30%)	(30%)

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing service to certain vehicle assembly plants in Ontario, Michigan and Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of finished vehicle imports via the ports of Halifax and Vancouver, and through interchange with other railroads. CN's broad network of auto compounds is used to facilitate distribution of vehicles throughout Canada and the U.S. Midwest. The primary drivers for this market are automotive production and sales in North America, which are driven by the average age of vehicles in North America and the price of fuel.

For the year ended December 31, 2020, revenues for this commodity group decreased by $267 million, or 31%, when compared to 2019, mainly due to lower volumes of finished vehicles due to the COVID-19 pandemic, including the temporary shutdown of assembly plants and production between April and June, as well as lower applicable fuel surcharge rates.

Revenue per RTM decreased by 1% in 2020 when compared to 2019, mainly due to lower applicable fuel surcharge rates.

Percentage of commodity group revenues	2020	2019
Finished vehicles	92 %	93 %
Auto parts	8 %	7 %

Other revenues

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues *(millions)*	$ 601	$ 719	(16%)	(17%)

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

For the year ended December 31, 2020, Other revenues decreased by $118 million, or 16%, when compared to 2019, mainly due to lower revenues from vessels and automotive logistics due to the COVID-19 pandemic.

Percentage of other revenues	2020	2019
Vessels and docks	45 %	47 %
Other non-rail services	46 %	44 %
Other revenues	9 %	9 %

CN | 2020 Annual Report 19

Management's Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2020, amounted to $9,042 million compared to $9,324 million in 2019. The decrease of $282 million, or 3%, was mainly due to lower fuel and labor costs and decreased purchased services and material expense; partly offset by a loss on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines.

In millions	*Year ended December 31,*	**2020**	2019	% Change	% Change at constant currency
Labor and fringe benefits		**$ 2,723**	$ 2,922	7%	7%
Purchased services and material		**2,152**	2,267	5%	5%
Fuel		**1,152**	1,637	30%	30%
Depreciation and amortization		**1,589**	1,562	(2%)	(1%)
Equipment rents		**432**	444	3%	4%
Casualty and other		**508**	492	(3%)	(2%)
Loss on assets held for sale		**486**	—	N/A	N/A
Total operating expenses		**$ 9,042**	$ 9,324	3%	4%

Labor and fringe benefits

Labor and fringe benefits expense includes wages, payroll taxes and employee benefits such as incentive compensation, including stock-based compensation, health and welfare, current service cost for pensions and postretirement benefits. Certain incentive and stock-based compensation plans are based on financial performance targets and the related expense is recorded in relation to the attainment of such targets.

Labor and fringe benefits expense decreased by $199 million, or 7%, in 2020 when compared to 2019. The decrease was primarily due to lower average headcount and the impact of the 2019 employee termination benefits and severance costs related to a workforce reduction program; partly offset by general wage increases, higher incentive compensation, and higher pension expense.

Purchased services and material

Purchased services and material expense includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company's track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.

Purchased services and material expense decreased by $115 million, or 5%, in 2020 when compared to 2019. The decrease was mainly due to lower costs for services purchased from outside contractors and lower material costs, driven by lower volumes.

Fuel

Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.

Fuel expense decreased by $485 million, or 30%, in 2020 when compared to 2019. The decrease was primarily due to the favorable impact of lower fuel prices, lower volumes due to decreased workload, as measured by GTMs, as well as fuel efficiency gains, achieving a new record fuel efficiency.

Depreciation and amortization

Depreciation and amortization expense includes the costs associated with the use of properties and intangible assets over their estimated service lives. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.

Depreciation and amortization expense increased by $27 million, or 2%, in 2020 when compared to 2019. The increase was mainly due to a higher depreciable asset base resulting from increased capital expenditures in recent years, partly offset by the impact of the 2019 expense of $84 million related to costs previously capitalized for a PTC back office system following the deployment of a replacement system.

20 CN | 2020 Annual Report

Management's Discussion and Analysis

Equipment rents

Equipment rents expense includes rental expense for the use of freight cars owned by other railroads (car hire) or private companies and for the lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company's freight cars (car hire) and locomotives.

Equipment rents expense decreased by $12 million, or 3%, in 2020 when compared to 2019. The decrease was primarily due to lower rail car lease costs driven by lower volumes, as well as lower car hire expense; partly offset by higher locomotive horsepower-hour expense.

Casualty and other

Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses.

Casualty and other expense increased by $16 million, or 3%, in 2020 when compared to 2019. The increase was mainly due to lower recoveries of costs from passenger trains using CN's system and higher property taxes, partly offset by lower travel expenses and legal provisions.

Loss on assets held for sale

In the second quarter of 2020, the Company recorded a loss of $486 million on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario. See *Note 5 - Assets held for sale* to the Company's 2020 Annual Consolidated Financial Statements for information on the valuation of assets held for sale.

Other income and expenses

Interest expense

In 2020, Interest expense was $554 million compared to $538 million in 2019. The increase was mainly due to a higher average level of debt, partly offset by a lower weighted-average interest rate.

Other components of net periodic benefit income

In 2020, Other components of net periodic benefit income was $315 million compared to $321 million in 2019. The decrease was mainly due to higher amortization of net actuarial loss, partly offset by lower interest cost.

Other income

In 2020, Other income was $6 million compared to $53 million in 2019, primarily due to lower gains on sale of land.

Income tax expense

The enactment of the Tax Cuts and Jobs Act ("U.S. Tax Reform") in 2017 brought about significant tax law changes, which included a reduction to the U.S. federal corporate income tax rate from 35% to 21% and allowed the immediate capital expensing of new investments in certain qualified depreciable assets which will be phased down starting in 2023. The U.S. Tax Reform also introduced the creation of a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Since the enactment of the U.S. Tax Reforms, U.S. authorities have issued various proposed and finalized regulations and guidance interpreting its provisions. These interpretations have been taken into account in calculating the Company's current year income tax provision and tax payments. The U.S. Tax Reform and these regulations are also expected to impact the Company's income tax provisions and tax payments in future years.

On March 27, 2020, the U.S. government enacted the CARES Act, which included corporate income tax measures allowing U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL.

In 2020, the Company recorded an income tax expense of $982 million compared to an income tax expense of $1,213 million in 2019. Included in the 2020 figure was a current income tax recovery of $141 million recorded in the first quarter, resulting from the enactment of the CARES Act; the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years. Included in the 2019 figure was a deferred income tax recovery of $112 million recorded in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate.

The effective tax rate for 2020 was 21.6% compared to 22.3% in 2019. Excluding the aforementioned income tax recoveries, the effective tax rate for 2020 was 24.7% compared to 24.4% in 2019.

For 2021, the Company anticipates the estimated annual effective tax rate to be approximately 25.0%.

CN | 2020 Annual Report 21

Management's Discussion and Analysis

2019 compared to 2018

Net income for the year ended December 31, 2019 was $4,216 million, a decrease of $112 million, or 3%, when compared to 2018, and diluted earnings per share decreased by 1% to $5.83.

Operating income for the year ended December 31, 2019 increased by $100 million, or 2%, to $5,593 million. The increase mainly reflects increased petroleum and crude and intermodal revenues; partly offset by higher purchased services and material expense, as well as higher depreciation and amortization expense. The operating ratio was 62.5% in 2019, compared to 61.6% in 2018.

Revenues for the year ended December 31, 2019 were $14,917 million compared to $14,321 million in 2018. The increase of $596 million, or 4%, was mainly attributable to freight rate increases, the inclusion of TransX in the intermodal commodity group within the domestic market, the positive translation impact of a weaker Canadian dollar and higher volumes of petroleum crude, natural gas liquids and refined petroleum products in the first nine months. These factors were partly offset by lower volumes of a broad range of forest products, reduced U.S. thermal coal exports via the Gulf Coast and lower shipments of frac sand.

Operating expenses for the year ended December 31, 2019 were $9,324 million compared to $8,828 million in 2018. The increase of $496 million, or 6%, was mainly due to increased purchased services and material expense, due to the inclusion of TransX, higher depreciation expense and the negative translation impact of a weaker Canadian dollar; partly offset by lower fuel prices.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.33 and $1.30 per US$1.00, for the years ended December 31, 2019 and 2018, respectively.

On a constant currency basis, the Company's net income for the year ended December 31, 2019 would have been lower by $65 million ($0.09 per diluted share).

Revenues

In millions, unless otherwise indicated	*Year ended December 31,*		2019		2018	% Change	% Change at constant currency
Freight revenues		$	14,198	$	13,548	5%	3%
Other revenues			719		773	(7%)	(8%)
Total revenues		$	14,917	$	14,321	4%	3%
Freight revenues							
Petroleum and chemicals		$	3,052	$	2,660	15%	13%
Metals and minerals			1,643		1,689	(3%)	(5%)
Forest products			1,808		1,886	(4%)	(6%)
Coal			658		661	—%	(2%)
Grain and fertilizers			2,392		2,357	1%	—%
Intermodal			3,787		3,465	9%	8%
Automotive			858		830	3%	1%
Total freight revenues		$	14,198	$	13,548	5%	3%
Revenue ton miles (RTMs) *(millions)*			241,954		248,383	(3%)	(3%)
Freight revenue/RTM *(cents)*			5.87		5.45	8%	6%
Carloads *(thousands)*			5,912		5,976	(1%)	(1%)
Freight revenue/carload *($)*			2,402		2,267	6%	4%

Revenues for the year ended December 31, 2019, totaled $14,917 million compared to $14,321 million in 2018. The increase of $596 million, or 4%, was mainly attributable to freight rate increases, the inclusion of TransX in the intermodal commodity group within the domestic market, the positive translation impact of a weaker Canadian dollar and higher volumes of petroleum crude, natural gas liquids and refined petroleum products in the first nine months. These factors were partly offset by lower volumes of a broad range of forest products, reduced U.S. thermal coal exports via the Gulf Coast and lower shipments of frac sand. Fuel surcharge revenues decreased by $31 million in 2019, as a result of lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar.

22 CN | 2020 Annual Report

Management's Discussion and Analysis

In 2019, RTMs declined by 3% relative to 2018. Freight revenue per RTM increased by 8% in 2019 when compared to 2018, mainly driven by freight rate increases, the inclusion of TransX in the intermodal commodity group and the positive translation impact of a weaker Canadian dollar.

Petroleum and chemicals

Year ended December 31,		2019		2018	% Change	% Change at constant currency
Revenues *(millions)*	$	3,052	$	2,660	15%	13%
RTMs *(millions)*		53,989		50,722	6%	6%
Revenue/RTM *(cents)*		5.65		5.24	8%	6%
Carloads *(thousands)*		688		653	5%	5%

For the year ended December 31, 2019, revenues for this commodity group increased by $392 million, or 15%, when compared to 2018, mainly due to higher volumes of petroleum crude, natural gas liquids and refined petroleum products in the first nine months; freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenue per RTM increased by 8% in 2019 when compared to 2018, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Metals and minerals

Year ended December 31,		2019		2018	% Change	% Change at constant currency
Revenues *(millions)*	$	1,643	$	1,689	(3%)	(5%)
RTMs *(millions)*		25,449		27,993	(9%)	(9%)
Revenue/RTM *(cents)*		6.46		6.03	7%	5%
Carloads *(thousands)*		1,008		1,030	(2%)	(2%)

For the year ended December 31, 2019, revenues for this commodity group decreased by $46 million, or 3%, when compared to 2018, mainly due to lower volumes of frac sand and a broad range of metal products; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenue per RTM increased by 7% in 2019 when compared to 2018, mainly due to a decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Forest products

Year ended December 31,		2019		2018	% Change	% Change at constant currency
Revenues *(millions)*	$	1,808	$	1,886	(4%)	(6%)
RTMs *(millions)*		27,187		29,918	(9%)	(9%)
Revenue/RTM *(cents)*		6.65		6.30	6%	3%
Carloads *(thousands)*		375		418	(10%)	(10%)

For the year ended December 31, 2019, revenues for this commodity group decreased by $78 million, or 4%, when compared to 2018, mainly due to lower volumes of a broad range of forest products, partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenue per RTM increased by 6% in 2019 when compared to 2018, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

CN | 2020 Annual Report 23

Management's Discussion and Analysis

Coal

Year ended December 31,		2019		2018	% Change	% Change at constant currency
Revenues *(millions)*	$	658	$	661	—%	(2%)
RTMs *(millions)*		17,653		17,927	(2%)	(2%)
Revenue/RTM *(cents)*		3.73		3.69	1%	—%
Carloads *(thousands)*		335		346	(3%)	(3%)

For the year ended December 31, 2019, revenues for this commodity group remained flat when compared to 2018, mainly due to lower U.S. thermal coal exports via the Gulf Coast; offset by higher metallurgical and thermal coal exports via west coast ports and freight rate increases.

Revenue per RTM increased by 1% in 2019 when compared to 2018, mainly due to freight rate increases.

Grain and fertilizers

Year ended December 31,		2019		2018	% Change	% Change at constant currency
Revenues *(millions)*	$	2,392	$	2,357	1%	—%
RTMs *(millions)*		55,597		57,819	(4%)	(4%)
Revenue/RTM *(cents)*		4.30		4.08	5%	4%
Carloads *(thousands)*		619		632	(2%)	(2%)

For the year ended December 31, 2019, revenues for this commodity group increased by $35 million, or 1%, when compared to 2018, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and higher U.S. soybean exports; partly offset by lower volumes of potash.

Revenue per RTM increased by 5% in 2019 when compared to 2018, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Intermodal

Year ended December 31,		2019		2018	% Change	% Change at constant currency
Revenues *(millions)*	$	3,787	$	3,465	9%	8%
RTMs *(millions)*		58,344		60,120	(3%)	(3%)
Revenue/RTM *(cents)*		6.49		5.76	13%	12%
Carloads *(thousands)*		2,618		2,634	(1%)	(1%)

For the year ended December 31, 2019, revenues for this commodity group increased by $322 million, or 9%, when compared to 2018, mainly due to the inclusion of TransX, higher international container traffic via the Port of Prince Rupert, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower international container traffic via the Port of Vancouver and reduced domestic retail volumes, as well as lower applicable fuel surcharge rates.

Revenue per RTM increased by 13% in 2019 when compared to 2018, mainly due to the inclusion of TransX, freight rate increases and the positive translation impact of a weaker Canadian dollar.

24 CN | 2020 Annual Report

Management's Discussion and Analysis

Automotive

	Year ended December 31,	2019		2018	% Change	% Change at constant currency
Revenues *(millions)*	$	858	$	830	3%	1%
RTMs *(millions)*		3,735		3,884	(4%)	(4%)
Revenue/RTM *(cents)*		22.97		21.37	7%	5%
Carloads *(thousands)*		269		263	2%	2%

For the year ended December 31, 2019, revenues for this commodity group increased by $28 million, or 3%, when compared to 2018, mainly due to higher volumes of domestic finished vehicles and vehicle parts in the first nine months, the positive translation impact of a weaker Canadian dollar and freight rate increases; partly offset by lower import volumes of finished vehicles via the Port of Halifax.

Revenue per RTM increased by 7% in 2019 when compared to 2018, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases.

Other revenues

	Year ended December 31,	2019		2018	% Change	% Change at constant currency
Revenues *(millions)*	$	719	$	773	(7%)	(8%)

For the year ended December 31, 2019, Other revenues decreased by $54 million, or 7%, when compared to 2018, mainly due to lower revenues from vessels.

Operating expenses

Operating expenses for the year ended December 31, 2019 amounted to $9,324 million compared to $8,828 million in 2018. The increase of $496 million, or 6%, was mainly due to increased purchased services and material expense, due to the inclusion of TransX, higher depreciation expense and the negative translation impact of a weaker Canadian dollar; partly offset by lower fuel prices.

In millions	Year ended December 31,	2019		2018	% Change	% Change at constant currency
Labor and fringe benefits	$	2,922	$	2,860	(2%)	(1%)
Purchased services and material		2,267		1,971	(15%)	(14%)
Fuel		1,637		1,732	5%	8%
Depreciation and amortization		1,562		1,329	(18%)	(16%)
Equipment rents		444		467	5%	7%
Casualty and other		492		469	(5%)	(3%)
Total operating expenses	$	9,324	$	8,828	(6%)	(4%)

Labor and fringe benefits

Labor and fringe benefits expense increased by $62 million, or 2%, in 2019 when compared to 2018. The increase was primarily due to the inclusion of TransX, general wage increases and the negative translation impact of a weaker Canadian dollar; partly offset by lower incentive compensation.

Purchased services and material

Purchased services and material expense increased by $296 million, or 15%, in 2019 when compared to 2018. The increase was mainly due to the inclusion of TransX, higher repairs, maintenance and materials costs, higher costs for services purchased from outside contractors and the negative translation impact of a weaker Canadian dollar.

CN | 2020 Annual Report 25

Management's Discussion and Analysis

Fuel

Fuel expense decreased by $95 million, or 5%, in 2019 when compared to 2018. The decrease was primarily due to lower fuel prices, decreased volumes of traffic and increased fuel productivity; partly offset by the negative translation impact of a weaker Canadian dollar.

Depreciation and amortization

Depreciation and amortization expense increased by $233 million, or 18%, in 2019 when compared to 2018. The increase was mainly due to a higher depreciable asset base resulting from increased capital expenditures in recent years, an expense related to costs previously capitalized for a PTC back office system following the deployment of a replacement system and the negative translation impact of a weaker Canadian dollar.

Equipment rents

Equipment rents expense decreased by $23 million, or 5%, in 2019 when compared to 2018. The decrease was primarily due to lower costs for leased locomotives, partly offset by higher car hire expense and the negative translation impact of a weaker Canadian dollar.

Casualty and other

Casualty and other expense increased by $23 million, or 5%, in 2019 when compared to 2018. The increase was mainly due to higher incident costs and the negative translation impact of a weaker Canadian dollar; partly offset by lower legal provisions.

Other income and expenses

Interest expense

In 2019, Interest expense was $538 million compared to $489 million in 2018. The increase was mainly due to a higher average level of debt and the negative translation impact of a weaker Canadian dollar; partly offset by a lower average interest rate.

Other components of net periodic benefit income

In 2019, Other components of net periodic benefit income was $321 million compared to $302 million in 2018. The increase was mainly due to lower amortization of net actuarial loss, partly offset by higher interest cost.

Other income

In 2019, Other income was $53 million compared to $376 million in 2018. Included in Other income for 2018 was a gain previously deferred on the 2014 disposal of the Guelph of $79 million, a gain on disposal of the Doney and St-Francois Spurs of $36 million, a gain on the transfer of the Central Station Railway Lease of $184 million, and a gain on disposal of the Calgary Industrial Lead of $39 million.

Income tax recovery (expense)

On December 22, 2017, the President of the United States signed into law the U.S. Tax Reform, which reduced the U.S. federal corporate income tax rate from 35% to 21% effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023. As a result of the U.S. Tax Reform, the Company's net deferred income tax liability decreased by $1,764 million for the year ended December 31, 2017.

The U.S. Tax Reform introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes and limitations to the deduction for net interest expense incurred by U.S. corporations. Since the enactment of the U.S. Tax Reform, U.S. authorities have issued various proposed and finalized regulations and guidance interpreting its provisions. These interpretations have been taken into account in calculating the Company's current year income tax provision and tax payments. The U.S. Tax Reform and these regulations are expected to impact the Company's income tax provisions and tax payments in future years.

In 2019, the Company recorded an income tax expense of $1,213 million compared to an income tax expense of $1,354 million in 2018. Included in the 2019 figure was a deferred income tax recovery of $112 million recorded in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate.

The effective tax rate for 2019 was 22.3% compared to 23.8% in 2018. Excluding the aforementioned deferred income tax recovery, the effective tax rate for 2019 was 24.4% compared to 23.8% in 2018. The increase in the effective tax rate was mainly attributable to lower gains on disposal of property in 2019, taxed at the lower capital gain inclusion rate.

26 CN | 2020 Annual Report

Management's Discussion and Analysis

Summary of quarterly financial data

	2020 Quarters				2019 Quarters			
In millions, except per share data	**Fourth**	**Third**	**Second**	**First**	Fourth	Third	Second	First
Revenues	**$ 3,656**	**$ 3,409**	**$ 3,209**	**$ 3,545**	$ 3,584	$ 3,830	$ 3,959	$ 3,544
Operating income [(1)]	**$ 1,411**	**$ 1,366**	**$ 785**	**$ 1,215**	$ 1,218	$ 1,613	$ 1,682	$ 1,080
Net income [(1)]	**$ 1,021**	**$ 985**	**$ 545**	**$ 1,011**	$ 873	$ 1,195	$ 1,362	$ 786
Basic earnings per share [(1)]	**$ 1.44**	**$ 1.39**	**$ 0.77**	**$ 1.42**	$ 1.22	$ 1.66	$ 1.89	$ 1.08
Diluted earnings per share [(1)]	**$ 1.43**	**$ 1.38**	**$ 0.77**	**$ 1.42**	$ 1.22	$ 1.66	$ 1.88	$ 1.08
Dividends per share	**$ 0.5750**	**$ 0.5750**	**$ 0.5750**	**$ 0.5750**	$ 0.5375	$ 0.5375	$ 0.5375	$ 0.5375

(1) Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, competitive forces in the transportation marketplace and the effects of the COVID-19 pandemic beginning in the second quarter of 2020 (see the section entitled *Business risks* of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Summary of fourth quarter 2020

Fourth quarter 2020 net income was $1,021 million, an increase of $148 million, or 17%, when compared to the same period in 2019, and diluted earnings per share increased by 17% to $1.43.

Operating income for the quarter ended December 31, 2020 increased by $193 million, or 16%, to $1,411 million, when compared to the same period in 2019. The increase mainly reflects lower fuel costs, freight rate increases and the impact of the November 2019 conductor strike; partly offset by lower applicable fuel surcharge rates. The operating ratio was 61.4% in the fourth quarter of 2020 compared to 66.0% in the fourth quarter of 2019.

Revenues for the fourth quarter of 2020 increased by $72 million, or 2%, to $3,656 million, when compared to the same period in 2019. The increase was mainly attributable to record shipments of Canadian grain, increased shipments of U.S. grain, higher international container traffic via the Port of Vancouver and freight rate increases; partly offset by lower applicable fuel surcharge rates and lower volumes of petroleum crude. Fuel surcharge revenues decreased by $92 million in the fourth quarter of 2020, mainly due to lower applicable fuel surcharge rates. RTMs in the fourth quarter of 2020 increased by 10% when compared to the same period in 2019. Freight revenue per RTM decreased by 6% in the fourth quarter of 2020 when compared to the same period in 2019, mainly driven by an increase in the average length of haul, changes in business mix and lower applicable fuel surcharge rates; partly offset by freight rate increases.

Operating expenses for the fourth quarter of 2020 decreased by $121 million, or 5%, to $2,245 million, when compared to the same period in 2019. The decrease was mainly due to lower fuel costs as well as lower purchased services and materials expense.

CN | 2020 Annual Report 27

Management's Discussion and Analysis

Financial position

The following tables provide an analysis of the Company's balance sheet as at December 31, 2020 as compared to 2019. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2020 and 2019, the foreign exchange rates were $1.2725 and $1.2990 per US$1.00, respectively.

In millions *December 31,*		**2020**		2019		Variance	Explanation of variance
Total assets	**$**	**44,804**	$	43,784	$	1,020	
Cash and cash equivalents and restricted cash and cash equivalents		**1,100**		588		512	Refer to the Consolidated Statements of Cash Flows of the Company's 2020 Annual Consolidated Financial Statements.
Other current assets, excluding cash and cash equivalents and restricted cash and cash equivalents		**2,002**		2,242		(240)	Decrease primarily due to a $159 million decrease in accounts receivable and a $134 million decrease in income taxes receivable, partly offset by $90 million of assets classified as held for sale.
Properties		**40,069**		39,669		400	See the section of this MD&A entitled *Liquidity and capital resources - Investing activities,* increase primarily due to property additions of $2,863 million, partly offset by depreciation of $1,583 million, assets held for sale of $576 million and foreign exchange of $368 million.
Operating lease right-of-use-assets		**435**		520		(85)	Decrease primarily due to the return of leases that were coming to maturity in 2020.
Pension asset		**777**		336		441	Increase primarily due to actual returns and employer contributions, partly offset by actuarial losses arising from the reduction in the year-end discount rate from 3.10% to 2.55%, as well as interest cost and service cost.
Intangible assets, goodwill and other		**421**		429		(8)	Decrease primarily due to the amortization of intangibles and the change in fair value of the net assets acquired in the 2019 acquisition of TransX which resulted in a decrease to goodwill.
Total liabilities and Shareholders' equity	**$**	**44,804**	$	43,784	$	1,020	
Accounts payable and other excluding current portion of operating lease liabilities		**2,257**		2,235		22	Increase primarily due to a long term deferred revenue contract classified as short term, partly offset by an overall decrease in various accruals.
Deferred income taxes		**8,271**		7,844		427	Increase primarily due to a deferred income tax expense of $487 million recorded in Net income which included $213 million from the enactment of the CARES Act, a deferred income tax expense of $67 million recorded in Other comprehensive income, both of which were mostly attributable to new temporary differences generated during the year, partly offset by $95 million in foreign exchange.
Other liabilities and deferred credits		**534**		634		(100)	Decrease mainly due to a long term deferred revenue contract classified as short term.
Pension and other postretirement benefits		**767**		733		34	Increase primarily due to actuarial losses arising from the decrease in year-end discount rates as well as interest cost, partly offset by actual returns.
Total long-term debt, including the current portion		**12,906**		13,796		(890)	See the section of this MD&A entitled *Liquidity and capital resources - Financing activities,* overall decrease primarily due to higher debt repayments than issuances in 2020, partly offset by $203 million in foreign exchange.
Operating lease liabilities including the current portion		**418**		501		(83)	Decrease primarily due to the return of leases that were coming to maturity in 2020.
Total shareholders' equity		**19,651**		18,041		1,610	Refer to the Consolidated Statements of Changes in Shareholders' Equity of the Company's 2020 Annual Consolidated Financial Statements.

28 CN | 2020 Annual Report

Management's Discussion and Analysis

Liquidity and capital resources

The Company's principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including unsecured revolving credit facilities, commercial paper programs, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.

The Company's primary uses of funds are for working capital requirements, including income tax instalments, pension contributions, and contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividends; and share repurchases. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its capital structure, cost of capital, and the need for additional debt financing.

The Company has a working capital deficit, which is common in the capital-intensive rail industry, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2020 and 2019, the Company had Cash and cash equivalents of $569 million and $64 million, respectively; Restricted cash and cash equivalents of $531 million and $524 million, respectively; and a working capital deficit of $172 million and $1,457 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company's bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company's U.S. and other foreign subsidiaries maintain sufficient cash to meet their respective operational requirements. If the Company should require more liquidity in Canada than is generated by its domestic operations, the Company could decide to repatriate funds associated with undistributed earnings of its foreign operations, including its U.S. and other foreign subsidiaries. The impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as such repatriation of funds would not cause significant tax implications to the Company under the tax laws of Canada and the U.S. and other foreign tax jurisdictions, and the tax treaties currently in effect between them.

The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as of the date of this MD&A.

The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with no restatement of comparative period financial information. Additional information is provided in *Note 12 – Leases* to the Company's 2020 Annual Consolidated Financial Statements.

Available financing sources

Shelf prospectus and registration statement

On February 11, 2020, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date. This shelf prospectus and registration statement replaced CN's previous shelf prospectus and registration statement that expired on March 13, 2020. On May 1, 2020, under its current shelf prospectus and registration statement, the Company issued US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million. As at December 31, 2020, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

The Company's access to long-term funds in the capital markets depends on its credit ratings and market conditions. The Company believes that it continues to have access to the capital markets. If the Company were unable to borrow funds at acceptable rates in the capital markets, the Company could borrow under its credit facilities, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Revolving credit facilities

The Company has a revolving credit facility of $2.0 billion that consists of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. The accordion feature included in the credit facility agreement provides for an additional $500 million subject to the consent of individual lenders. The credit facility is available for general corporate purposes, including backstopping the Company's commercial paper programs. As at December 31, 2020 and 2019, the Company had no outstanding borrowings under this revolving credit facility.

CN | 2020 Annual Report 29

Management's Discussion and Analysis

On March 27, 2020, the Company entered into a $250 million one year revolving credit facility agreement. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various interest rates, plus a margin. On May 19, 2020, the Company entered into a supplement to the original agreement to increase the credit facility to $390 million. As at December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2020.

Non-revolving credit facility

The Company has a US$300 million, non-revolving term loan credit facility agreement for financing or refinancing the purchase of equipment, which was available to be drawn upon through March 31, 2020. On March 27, 2020, the Company entered into loan supplements to the original agreement for an additional principal amount of US$310 million, which is available to be drawn through March 31, 2021.Term loans made under this facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly instalments, are prepayable at any time without penalty, and are secured by rolling stock.

As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million) and had US$310 million available under this non-revolving term loan facility. As at December 31, 2019, the Company had no outstanding borrowings and had US$300 million available under this non-revolving term loan facility.

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued is $2.0 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $2.0 billion revolving credit facility to meet its short-term liquidity needs.

As at December 31, 2020 and 2019, the Company had total commercial paper borrowings of US$44 million ($56 million) and US$983 million ($1,277 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On February 27, 2020, the Company extended the term of its agreement by two years to February 1, 2023. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and is renewed at market rates then in effect. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facilities and commercial paper program, and/or access to capital markets.

As at December 31, 2020, the Company had no borrowings under the accounts receivable securitization program. As at December 31, 2019, the Company had borrowings under the accounts receivable securitization program of $200 million, secured by and limited to $224 million of accounts receivable, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On June 11, 2020, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2023. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.

As at December 31, 2020, the Company had outstanding letters of credit of $421 million (2019 - $424 million) under the committed facilities from a total available amount of $492 million (2019 - $459 million) and $165 million (2019 - $149 million) under the uncommitted facilities.

As at December 31, 2020, included in Restricted cash and cash equivalents was $424 million (2019 - $429 million) and $100 million (2019 - $90 million) pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

30 CN | 2020 Annual Report

Management's Discussion and Analysis

Additional information relating to the Company's financing sources is provided in *Note 15 – Debt* to the Company's 2020 Annual Consolidated Financial Statements.

Credit ratings

The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.

The following table provides the credit ratings that CN has received from credit rating agencies as of the date of this MD&A:

	Long-term debt rating	**Commercial paper rating**
Dominion Bond Rating Service	A	R-1 (low)
Moody's Investors Service	A2	P-1
Standard & Poor's	A	A-1

The Company's credit ratings remained unchanged from 2019.

These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

In millions *Year ended December 31,*		**2020**		2019		Variance
Net cash provided by operating activities	**$**	**6,165**	$	5,923	$	242
Net cash used in investing activities		**(2,946)**		(4,190)		1,244
Net cash used in financing activities		**(2,707)**		(1,903)		(804)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents		**—**		(1)		1
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents		**512**		(171)		683
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year		**588**		759		(171)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	**$**	**1,100**	$	588	$	512

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the years ended December 31, 2020, 2019 and 2018, to the non-GAAP free cash flow presented herein:

In millions *Year ended December 31,*		**2020**		2019		2018
Net cash provided by operating activities	**$**	**6,165**	$	5,923	$	5,918
Net cash used in investing activities		**(2,946)**		(4,190)		(3,404)
Net cash provided before financing activities		**3,219**		1,733		2,514
Adjustment: Acquisitions, net of cash acquired (1)		**8**		259		—
Free cash flow	**$**	**3,227**	$	1,992	$	2,514

(1) Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See the section of this MD&A entitled Liquidity and capital resources - Investing activities for additional information.

CN | 2020 Annual Report 31

Management's Discussion and Analysis

Operating activities

Net cash provided by operating activities increased by $242 million in 2020 mainly due to lower income tax instalment payments and a U.S. tax refund received in 2020 as a result of the CARES Act, partly offset by lower earnings excluding non-cash items.

Pension contributions

The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the years ended December 31, 2020 and 2019 of $115 million and $128 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes. The Company expects to make total cash contributions of approximately $135 million for all pension plans in 2021.

See the section of this MD&A entitled *Critical accounting estimates – Pensions and other postretirement benefits* for additional information pertaining to the funding of the Company's pension plans. Additional information relating to the pension plans is provided in *Note 17 – Pensions and other postretirement benefits* to the Company's 2020 Annual Consolidated Financial Statements.

Income tax payments

The Company is required to make scheduled instalment payments as prescribed by the tax authorities. In Canada, the Company's domestic jurisdiction, tax instalments in a given year are generally based on the prior year's taxable income whereas in the U.S., the Company's predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.

In 2020, net income tax payments were $353 million (2019 - $822 million). The decrease was mainly due to the $329 million income tax refund received in the fourth quarter of 2020 related to the carryback of U.S. federal net operating losses permitted under the CARES Act, and lower required instalment payments in Canada.

For 2021, the Company's net income tax payments are expected to be approximately $800 million. Excluding the aforementioned U.S. income tax refund, the increase is primarily due to higher required instalment payments in Canada.

Investing activities

Net cash used in investing activities decreased by $1,244 million in 2020, mainly as a result of lower property additions in 2020 compared to the record 2019 capital expenditure program and the Company's acquisitions of TransX and H&R in 2019.

Property additions

In millions	*Year ended December 31,*	**2020**		2019
Track and roadway [(1)]	**$**	**1,842**	$	2,262
Rolling stock		**478**		999
Buildings		**103**		87
Information technology		**301**		421
Other		**139**		310
Gross property additions		**2,863**		4,079
Less: Finance leases [(2)]		**—**		214
Property additions [(3)]	**$**	**2,863**	$	3,865

(1) *In 2020, approximately 76% (2019 - 65%) of the Track and roadway property additions were incurred to renew basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 11% of the Company's total operating expenses in 2020 (2019 - 11%).*

(2) *Includes re-measurement of finance leases.*

(3) *Includes $141 million associated with the U.S. federal government legislative PTC implementation in 2020 (2019 - $227 million).*

Disposal of property

In 2020 and 2019, there were no significant disposals of property. Additional information relating to disposals of property is provided in *Note 6 – Other income* to the Company's 2020 Annual Consolidated Financial Statements.

Acquisitions

On December 2, 2019, the Company acquired H&R for a total purchase price of $105 million, consisting of $95 million cash paid on the closing date and subsequent consideration of $10 million mostly related to funds withheld for the indemnification of claims, of which $2 million remains to be paid.

32 CN | 2020 Annual Report

Management's Discussion and Analysis

The allocation of the purchase price to the assets acquired and liabilities assumed was performed on the basis of their respective fair values. The Company used a third party to assist in establishing the fair values of the assets acquired and liabilities assumed which resulted in the recognition of identifiable net assets of $93 million and goodwill of $12 million. The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The Company's purchase price allocation is now final.

The Company's Consolidated Balance Sheets include the assets and liabilities of H&R as of December 2, 2019, the acquisition date. Since the acquisition date, H&R's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.

On March 20, 2019, the Company acquired TransX. The total purchase price of $192 million included an initial cash payment of $170 million and additional consideration of $25 million paid on August 27, 2019 upon achievement of targets, less an adjustment of $3 million in the fourth quarter of 2019 to reflect the settlement of working capital.

The allocation of the purchase price to the assets acquired and liabilities assumed was performed on the basis of their respective fair values. The Company used a third party to assist in establishing the fair values of the assets acquired and liabilities assumed which resulted in the recognition of identifiable net assets of $134 million and goodwill of $58 million. The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The Company's purchase price allocation is now final.

The Company's Consolidated Balance Sheets include the assets and liabilities of TransX as of March 20, 2019, the acquisition date. Since the acquisition date, TransX's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.

Additional information relating to the acquisitions is provided in *Note 3 - Business combinations* to the Company's 2020 Annual Consolidated Financial Statements.

2021 Capital expenditure program

In 2021, the Company expects to invest approximately $3.0 billion in its capital program, which will be financed with cash generated from operations or with cash from financing activities as required, as outlined below:

- $1.6 billion on track and railway infrastructure maintenance to support safe and efficient operations, including the replacement of rail and ties, as well as bridge improvements and other general asset maintenance;
- $1.2 billion on initiatives to increase capacity and enable growth, such as track infrastructure expansion, investments in yards and intermodal terminals, and on information technology to improve safety performance, operational efficiency and customer service; and
- $0.2 billion on equipment capital expenditures, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 491 new grain hopper cars in the first quarter of 2021.

Financing activities

Net cash used in financing activities increased by $804 million in 2020, primarily driven by higher net repayment of debt; partly offset by lower repurchases of common shares.

Debt financing activities

Debt financing activities in 2020 included the following:

- On May 1, 2020, issuance of US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million;
- On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity;
- On February 3, 2020, issuance of US$300 million ($397 million) equipment loan under the non-revolving credit facility;
- On December 1, 2020, issuance of US$25 million ($32 million) equipment loan;
- Repayment of equipment loan under the non-revolving credit facility of $15 million;
- Net repayment of commercial paper of $1,273 million;
- Proceeds from borrowings under the accounts receivable securitization program of $450 million;
- Repayment of borrowings under the accounts receivable securitization program of $650 million;
- Proceeds from borrowings under revolving credit facility agreement of $100 million;
- Repayment of borrowings under revolving credit facility agreement of $100 million; and
- Repayment of finance leases of $59 million.

CN | 2020 Annual Report 33

Management's Discussion and Analysis

Debt financing activities in 2019 included the following:

- On November 1, 2019, issuance of $450 million 3.05% Notes due 2050 in the Canadian capital markets, which resulted in net proceeds of $443 million;
- On February 8, 2019, issuance of $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, which resulted in total net proceeds of $790 million;
- Net issuance of commercial paper of $141 million;
- Proceeds from borrowings under the accounts receivable securitization program of $420 million;
- Repayment of borrowings under the accounts receivable securitization program of $220 million; and
- Repayment of finance leases of $162 million.

Cash obtained from the issuance of debt was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities. Additional information relating to the Company's outstanding debt securities is provided in *Note 15 – Debt* to the Company's 2020 Annual Consolidated Financial Statements.

Repurchase of common shares

The Company may repurchase its common shares pursuant to a NCIB at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange (TSX). The Company repurchased 2.0 million common shares under its NCIB effective between February 1, 2020 and January 31, 2021, which allowed for the repurchase of up to 16.0 million common shares.

Previous NCIBs allowed for the repurchase of up to 22.0 million common shares between February 1, 2019 and January 31, 2020, and up to 5.5 million common shares between October 30, 2018 and January 31, 2019.

The following table provides the information related to the share repurchases for the years ended December 31, 2020, 2019 and 2018:

In millions, except per share data — *Year ended December 31,*	**2020**	2019	2018	**Total NCIB**
February 2020 - January 2021 NCIB				
Number of common shares	**2.0**	N/A	N/A	2.0
Weighted-average price per share (1)	**$ 113.56**	N/A	N/A	$ 113.56
Amount of repurchase (1)	**$ 226**	N/A	N/A	$ 226
February 2019 - January 2020 NCIB				
Number of common shares	**1.3**	12.8	N/A	14.1
Weighted-average price per share (1)	**$ 122.38**	$ 120.03	N/A	$ 120.24
Amount of repurchase (1)	**$ 153**	$ 1,547	N/A	$ 1,700
October 2018 - January 2019 NCIB				
Number of common shares	**N/A**	1.5	2.6	4.1
Weighted-average price per share (1)	**N/A**	$ 106.78	$ 109.92	$ 108.82
Amount of repurchase (1)	**N/A**	$ 153	$ 293	$ 446
Total for the year				
Number of common shares	**3.3**	14.3	19.0 (2)	
Weighted-average price per share (1)	**$ 116.97**	$ 118.70	$ 104.99 (2)	
Amount of repurchase (1)	**$ 379**	$ 1,700	$ 2,000 (2)	

(1) Includes brokerage fees.

(2) Includes 2018 repurchases from the October 2017 - October 2018 NCIB, which consisted of 16.4 million common shares, a weighted-average price per share of $104.19 and an amount of repurchase of $1,707 million.

On January 26, 2021, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 14 million common shares between February 1, 2021 and January 31, 2022. The Company expects to resume its share repurchases in the first quarter of 2021 under the new NCIB.

The Company's NCIB notices may be found online on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov through EDGAR. Printed copies may be obtained by contacting the Corporate Secretary's Office.

34 CN | 2020 Annual Report

Management's Discussion and Analysis

Share Trusts

The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and, beginning in 2019, the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in *Note 18 – Share capital* to the Company's 2020 Annual Consolidated Financial Statements.

The following table provides the information related to the share purchases and settlements by Share Trusts under the Share Units Plan and the ESIP for the years ended December 31, 2020, 2019 and 2018:

In millions, except per share data	*Year ended December 31,*	**2020**		2019		2018
Share purchases by Share Units Plan Share Trusts						
Number of common shares		**–**		–		0.4
Weighted-average price per share	**$**	**–**	$	–	$	104.87
Amount of purchase	**$**	**–**	$	–	$	38
Share purchases by ESIP Share Trusts						
Number of common shares		**0.1**		0.3		N/A
Weighted-average price per share	**$**	**123.03**	$	118.83		N/A
Amount of purchase	**$**	**14**	$	33		N/A
Total purchases	**$**	**14**	$	33	$	38

In millions, except per share data	*Year ended December 31,*	**2020**		2019		2018
Share settlements by Share Units Plan Share Trusts						
Number of common shares		**0.4**		0.5		0.4
Weighted-average price per share	**$**	**88.23**	$	88.23	$	84.53
Amount of settlement	**$**	**35**	$	45	$	31
Share settlements by ESIP Share Trusts						
Number of common shares		**0.2**		–		N/A
Weighted-average price per share	**$**	**118.04**	$	–		N/A
Amount of settlements	**$**	**27**	$	–		N/A
Total settlements	**$**	**62**	$	45	$	31

Dividends paid

During 2020, the Company paid quarterly dividends of $0.5750 per share amounting to $1,634 million, compared to $1,544 million, at the rate of $0.5375 per share, in 2019. For 2021, the Company's Board of Directors approved an increase of 7% to the quarterly dividend to common shareholders, from $0.5750 per share in 2020 to $0.6150 per share in 2021.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at December 31, 2020:

In millions		**Total**		2021		2022		2023		2024		2025		2026 & thereafter
Debt obligations (1)	**$**	**12,832**	$	840	$	329	$	203	$	459	$	364	$	10,637
Interest on debt obligations		**9,824**		518		500		486		478		465		7,377
Finance lease obligations (2)		**75**		71		1		–		–		–		3
Operating lease obligations (3)		**464**		118		84		61		41		35		125
Purchase obligations (4)		**1,324**		962		128		124		55		54		1
Other long-term liabilities (5)		**696**		66		54		48		40		53		435
Total contractual obligations	**$**	**25,215**	**$**	**2,575**	**$**	**1,096**	**$**	**922**	**$**	**1,073**	**$**	**971**	**$**	**18,578**

(1) Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.

(2) Includes $1 million of imputed interest.

(3) Includes $70 million related to renewal options reasonably certain to be exercised and $46 million of imputed interest.

(4) Includes fixed and variable commitments for rail, wheels, information technology services and licenses, engineering services, locomotives, railroad ties, rail cars, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.

(5) Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

CN | 2020 Annual Report 35

Management's Discussion and Analysis

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and net income in accordance with GAAP, as reported for the years ended December 31, 2020, 2019 and 2018, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated *As at and for the year ended December 31,*	**2020**	2019	2018
Debt	**$ 12,906**	$ 13,796	$ 12,569
Adjustments:			
Operating lease liabilities, including current portion [(1)]	**418**	501	579
Pension plans in deficiency	**553**	521	477
Adjusted debt	**$ 13,877**	$ 14,818	$ 13,625
Net income	**$ 3,562**	$ 4,216	$ 4,328
Interest expense	**554**	538	489
Income tax expense	**982**	1,213	1,354
Depreciation and amortization	**1,589**	1,562	1,329
EBITDA	**6,687**	7,529	7,500
Adjustments:			
Loss on assets held for sale	**486**	—	—
Other income	**(6)**	(53)	(376)
Other components of net periodic benefit income	**(315)**	(321)	(302)
Operating lease cost [(1)]	**143**	171	218
Adjusted EBITDA	**$ 6,995**	$ 7,326	$ 7,040
Adjusted debt-to-adjusted EBITDA multiple *(times)*	**1.98**	2.02	1.94

(1) The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019. The Company now includes operating lease liabilities, as defined by Topic 842, in adjusted debt and excludes operating lease cost, as defined by Topic 842, in adjusted EBITDA. Comparative balances previously referred to as present value of operating lease commitments and operating lease expense have not been adjusted and are now referred to as operating lease liabilities and operating lease cost, respectively. See Note 12 - Leases to the Company's 2020 Annual Consolidated Financial Statements for additional information.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled *Forward-looking statements* for a discussion of assumptions and risk factors affecting such forward-looking statements.

36 CN | 2020 Annual Report

Management's Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications

In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2020, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in *Note 21 – Major commitments and contingencies* to the Company's 2020 Annual Consolidated Financial Statements.

Outstanding share data

As at February 1, 2021, the Company had 710.3 million common shares and 4.3 million stock options outstanding.

Financial instruments

Risk management

In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Credit risk

Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties, and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. CN also obtains credit insurance for certain high risk customers. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.

The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk to be remote.

Liquidity risk

Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as revolving credit facilities, commercial paper programs, and an accounts receivable securitization program. As well, the Company can issue debt securities in the Canadian and U.S. capital markets under its shelf prospectus and registration statement. The Company's access to long-term funds in the debt capital markets depends on its credit ratings and market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled *Liquidity and capital resources* for additional information relating to the Company's available financing sources and its credit ratings.

CN | 2020 Annual Report 37

Management's Discussion and Analysis

Foreign currency risk

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar.

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2020, the Company had outstanding foreign exchange forward contracts with a notional value of US$397 million (2019 - US$1,088 million). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2020, the Company recorded a loss of $3 million (2019 - loss of $75 million; 2018 - gain of $157 million), related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2020, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $18 million, respectively (2019 - $nil and $24 million, respectively).

The estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $35 million.

Interest rate risk

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.

To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk.

The estimated annual impact on net income of a one-percent change in the interest rate on floating rate debt is approximately $10 million.

Commodity price risk

The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.

The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company's fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel, and, to a lesser extent, West-Texas Intermediate crude oil.

While the Company's fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

Fair value of financial instruments

The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:

- Level 1: Inputs are quoted prices for identical instruments in active markets
- Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
- Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

38 CN | 2020 Annual Report

Management's Discussion and Analysis

The fair value of assets held for sale, included in Other current assets is classified as Level 3. Additional disclosures are provided in *Note 5 – Assets held for sale* to the Company's 2020 Annual Consolidated Financial Statements.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2020, the Company's debt, excluding finance leases, had a carrying amount of $12,832 million (2019 - $13,662 million) and a fair value of $16,046 million (2019 - $15,667 million).

Recent accounting pronouncements

The following recent ASU issued by the Financial Accounting Standards Board (FASB) was adopted by the Company during the current year:

ASU 2016-13 Financial instruments - Credit losses (Topic 326): Measurement of credit losses on financial instruments

The ASU requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The new standard replaces the current incurred loss impairment methodology with one that reflects expected credit losses.

The Company adopted this standard in the first quarter of 2020 with an effective date of January 1, 2020. The adoption of this standard did not have an impact on the Company's Consolidated Financial Statements, other than the update to the Accounts receivable accounting policy in *Note 1 - Summary of significant accounting policies* to the Company's 2020 Annual Consolidated Financial Statements.

The following recent ASU issued by FASB came into effect during the current year and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting

London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.

The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.

The provisions of the ASU are effective starting on March 12, 2020; however, they will only be available until December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company may apply the provisions of the ASU as of the beginning of a reporting period when the elections are made, or prospectively from the date within an interim period that includes or is subsequent to March 12, 2020. The Company currently has outstanding loans and finance lease obligations referencing LIBOR totaling approximately US$325 million that would be affected by the provisions of this ASU. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

The following recent ASU issued by FASB has an effective date after December 31, 2020 and has not been adopted by the Company:

ASU 2019-12 Income taxes (Topic 740): Simplifying the accounting for income taxes

The ASU adds new guidance to simplify accounting for income taxes, changes the accounting for certain income tax transactions and makes minor improvements to the codification. The ASU introduces new guidance that provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax, and provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. In addition, the ASU changes the current guidance by making an intraperiod allocation if there is a loss in continuing operations and gains outside of continuing operations; by determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting; by accounting for tax law changes and year-to-date losses in interim periods; and by determining how to apply the income tax guidance to franchise taxes and other taxes that are partially based on income.

The ASU is effective for annual and any interim period beginning after December 15, 2020. Early adoption is permitted.

The Company has evaluated the effects that the adoption of the ASU will have on its Consolidated Financial Statements and has concluded it will not have a significant impact.

Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN | 2020 Annual Report 39

Management's Discussion and Analysis

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company's 2020 Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2020, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.7 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences.

In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2020, the total amount of gross unrecognized tax benefits was $92 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2020 was $67 million. If recognized, $16 million of the net unrecognized tax benefits as at December 31, 2020 would affect the effective tax rate. The Company believes that it is reasonably possible that $15 million of the net unrecognized tax benefits as at December 31, 2020 related to Canadian federal and provincial income tax matters, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations, and will not affect the effective tax rate as they relate to temporary differences.

The Company's deferred income tax assets are mainly composed of temporary differences related to the pension liability, lease liabilities, net operating losses and tax credit carryforwards, accruals for personal injury and other claims, other postretirement benefits liability, and compensation reserves. The Company's deferred income tax liabilities are mainly composed of temporary differences related to properties, the pension asset and operating lease right-of-use assets. These deferred income tax assets and liabilities are recorded at the enacted tax rates of the periods in which the related temporary differences are expected to reverse. As a result, fiscal budget changes and/or changes in income tax laws that affect a change in the timing, the amount, and/or the income tax rate at which the temporary difference components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in the Canadian and U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by $169 million and $141 million in 2020, respectively.

For the year ended December 31, 2020, the Company recorded an income tax expense of $982 million, of which $487 million was a deferred income tax expense. The current income tax expense included a recovery of $141 million resulting from the enactment of the CARES

40 CN | 2020 Annual Report

Management's Discussion and Analysis

Act. For the year ended December 31, 2019, the Company recorded an income tax expense of $1,213 million, of which $569 million was a deferred income tax expense. The deferred income tax expense included a recovery of $112 million resulting from the enactment of a lower provincial corporate income tax rate. For the year ended December 31, 2018, the Company recorded total income tax expense of $1,354 million, of which $527 million was a deferred income tax expense. The Company's net deferred income tax liability as at December 31, 2020 was $8,271 million (2019 - $7,844 million). Additional disclosures are provided in *Note 7 – Income taxes* to the Company's 2020 Annual Consolidated Financial Statements.

Depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose services lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual service lives differing from the Company's estimates.

A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite service life of the Company's fixed asset base would impact annual depreciation expense by approximately $63 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2020, the Company completed depreciation studies for equipment properties and as a result, the Company changed the estimated service lives for various types of equipment assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company's annual depreciation expense.

Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.

Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.

In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.

For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

For the year ended December 31, 2020, the Company recorded total depreciation expense of $1,583 million (2019 - $1,559 million; 2018 - $1,327 million). As at December 31, 2020, the Company had Properties of $40,069 million, net of accumulated depreciation of $14,443 million (2019 - $39,669 million, net of accumulated depreciation of $13,912 million). Additional disclosures are provided in *Note 11 – Properties* to the Company's 2020 Annual Consolidated Financial Statements.

CN | 2020 Annual Report 41

Management's Discussion and Analysis

GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits

The Company's plans have a measurement date of December 31. The following table provides the Company's pension asset, pension liability and other postretirement benefits liability as at December 31, 2020, and 2019:

In millions	*December 31,*	**2020**		2019
Pension asset	**$**	**777**	$	336
Pension liability	**$**	**553**	$	521
Other postretirement benefits liability	**$**	**228**	$	227

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost (income) over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company's net periodic benefit cost (income) for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

For the years ended December 31, 2020, 2019 and 2018, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	*Year ended December 31,*	**2020**		2019		2018
Net periodic benefit income for pensions	**$**	**(141)**	$	(183)	$	(139)
Net periodic benefit cost for other postretirement benefits	**$**	**3**	$	7	$	9

As at December 31, 2020 and 2019, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	*December 31,*	**2020**		2019
Projected pension benefit obligation	**$**	**19,499**	$	18,609
Accumulated other postretirement benefit obligation	**$**	**228**	$	227

Discount rate assumption

The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year. A year-end discount rate of 2.55% based on bond yields prevailing at December 31, 2020 (2019 - 3.10%) was considered appropriate by the Company.

The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active

42 CN | 2020 Annual Report

Management's Discussion and Analysis

members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity.

As at December 31, 2020, a 0.25% decrease in the 2.55% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $640 million to the funded status for pensions and would result in a decrease of approximately $20 million to the 2021 projected net periodic benefit income. A 0.25% increase in the discount rate would have resulted in an increase of approximately $610 million to the funded status for pensions and would result in an increase of approximately $20 million to the 2021 projected net periodic benefit income.

Expected long-term rate of return assumption

The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current target asset allocations, published market return expectations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2020, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2021, the Company will decrease the expected long-term rate of return on plan assets by 25 basis points to 6.75% to reflect management's current view of long-term investment returns.

The assets of the Company's various plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' benefit obligations. In 2020, the Policy was amended to implement a target asset allocation change to cash and short-term investments, and bonds and mortgages. These changes were taken into account in the determination of the Company's expected long-term rate of return assumption. In 2020, the Policy was: 2% cash and short-term investments, 41% bonds and mortgages, 1.5% emerging market debt, 1.5% private debt, 35% equities, 4% real estate, 7% oil and gas, 4% infrastructure investments, 10% absolute return investments and negative 6% for investment-related liabilities.

Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, can also implement an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, to hedge and to adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.

The actual, market-related value and expected rates of return on plan assets for the last five years were as follows:

	2020	2019	2018	2017	2016
Actual	**12.5%**	12.2%	(2.4%)	9.2%	4.4%
Market-related value	**7.1%**	6.1%	5.7%	9.1%	8.2%
Expected	**7.00%**	7.00%	7.00%	7.00%	7.00%

The Company's expected long-term rate of return on plan assets reflects management's view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost (income) of approximately $100 million. Management's assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management's assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2021

In 2021, the Company expects net periodic benefit income to be $165 million (2020 - $141 million) for all its defined benefit pension plans.

CN | 2020 Annual Report 43

Management's Discussion and Analysis

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2020, the assets of the Company's various plans are comprised of 3% in cash and short-term investments, 37% in bonds and mortgages, 2% in emerging market debt, 3% in private debt, 38% in equities, 2% in real estate, 3% in oil and gas, 3% in infrastructure, 10% in absolute return investments, 1% in alternative risk premia investments and negative 2% in investment-related liabilities. See Note 17 - Pensions and other postretirement benefits to the Company's 2020 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.

A significant portion of the plans' assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase

The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2020, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and the net periodic benefit cost (income).

Mortality

The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners' Mortality ("Report"). The Report contained Canadian pensioners' mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA's conclusions were taken into account in selecting management's best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2020, 2019 and 2018.

Funding of pension plans

The Company's main Canadian defined benefit pension plan, the CN Pension Plan, accounts for 93% of the Company's pension obligation and can produce significant volatility in pension funding requirements, given the pension fund's size, the many factors that drive the plan's funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan's funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company's future contributions.

For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions (OSFI) for all registered Canadian defined benefit pension plans. The Company's funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the OSFI. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined pension plans conducted as at December 31, 2019 indicated a funding excess on a going concern basis of approximately $3.5 billion and a funding excess on a solvency basis of approximately $0.6 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the *Pension Benefit Standards Regulations, 1985.* The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

In November 2019, the OSFI proposed revisions to its Instruction guide for the Preparation of Actuarial Reports for Defined Benefit Pension Plans ("Guide"). In November 2020, the OSFI issued its revised Guide and informed stakeholders that some of the proposed revisions to the Guide affecting solvency valuations have been postponed until further review is conducted. If those proposed revisions were to be adopted as originally issued, they would affect actuarial valuations by reducing the solvency status of the Company's defined benefit pension plans, and could negatively impact the Company's pension funding requirements.

The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2020 will be performed in 2021. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.4 billion, while on a solvency basis a funding excess of approximately $0.5 billion is expected.

Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $135 million for all of the Company's pension plans in 2021. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2021 funding obligations.

44 CN | 2020 Annual Report

Management's Discussion and Analysis

Information disclosed by major pension plan

The following table provides the Company's plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

In millions *December 31, 2020*		CN Pension Plan		BC Rail Pension Plan		U.S. and other plans		Total
Plan assets by category								
Cash and short-term investments	$	575	$	12	$	7	$	594
Bonds		6,655		391		171		7,217
Mortgages		21		—		—		21
Emerging market debt		398		6		2		406
Private debt		561		12		2		575
Public equities		7,034		113		134		7,281
Private equities		296		6		1		303
Real estate		371		8		2		381
Oil and gas		634		13		2		649
Infrastructure		557		11		3		571
Absolute return		1,851		30		8		1,889
Alternative risk premia		187		3		1		191
Total investments		19,140		605		333		20,078
Investment-related liabilities (1)		(432)		(7)		(2)		(441)
Other (2)		66		4		16		86
Total plan assets	**$**	**18,774**	**$**	**602**	**$**	**347**	**$**	**19,723**
Projected benefit obligation at end of year	$	18,075	$	524	$	900	$	19,499
Company contributions in 2020	$	70	$	—	$	23	$	93
Employee contributions in 2020	$	59	$	—	$	—	$	59

(1) *Investment-related liabilities include securities sold under repurchase agreements.*

(2) *Other consists of operating assets of $262 million and liabilities of $176 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.*

Additional disclosures are provided in *Note 17 – Pensions and other postretirement benefits* to the Company's 2020 Annual Consolidated Financial Statements.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2020, 2019 and 2018 the Company recorded a decrease of $13 million and $7 million, and an increase of $4 million, respectively, to its provision for personal injuries in Canada as a result of actuarial valuations for employee injury claims.

CN | 2020 Annual Report 45

Management's Discussion and Analysis

As at December 31, 2020, 2019 and 2018, the Company's provision for personal injury and other claims in Canada was as follows:

In millions		**2020**		2019		2018
Beginning of year	**$**	**207**	$	207	$	183
Accruals and other		**31**		29		52
Payments		**(32)**		(29)		(28)
End of year	**$**	**206**	$	207	$	207
Current portion - End of year	**$**	**68**	$	55	$	60

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not had to significantly change any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the *Federal Employers' Liability Act* (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

In 2020, the Company recorded a decrease of $10 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2020 actuarial valuation. In 2019 and 2018, actuarial valuations resulted in an increase of $2 million and $13 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to third-party claims, non-occupational disease claims and occupational disease claims reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

As at December 31, 2020, 2019 and 2018, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions		**2020**		2019		2018
Beginning of year	**$**	**145**	$	139	$	116
Accruals and other		**28**		44		41
Payments		**(29)**		(31)		(28)
Foreign exchange		**(3)**		(7)		10
End of year	**$**	**141**	$	145	$	139
Current portion - End of year	**$**	**41**	$	36	$	37

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. A 5% change in the asbestos average claim cost would result in an increase or decrease in the liability recorded of approximately $1 million and a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $3 million.

46 CN | 2020 Annual Report

Management's Discussion and Analysis

Environmental matters

Known existing environmental concerns

The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2020, 2019 and 2018, the Company's provision for specific environmental sites was as follows:

In millions		**2020**		2019		2018
Beginning of year	**$**	**57**	$	61	$	78
Accruals and other		**44**		31		16
Payments		**(42)**		(34)		(34)
Foreign exchange		**—**		(1)		1
End of year	**$**	**59**	$	57	$	61
Current portion - End of year	**$**	**46**	$	38	$	39

The Company anticipates that the majority of the liability at December 31, 2020 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

- the lack of specific technical information available with respect to many sites;
- the absence of any government authority, third-party orders, or claims with respect to particular sites;
- the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
- the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

CN | 2020 Annual Report 47

Management's Discussion and Analysis

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2020 amounted to $25 million (2019 - $25 million; 2018 - $22 million). For 2021, the Company expects to incur operating expenses relating to environmental matters in the same range as 2020. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations, waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2020 amounted to $20 million (2019 - $25 million; 2018 - $19 million). For 2021, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2020.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Pandemic risk and economic downturn

Severe disruptions in regional economies and the world economy can be caused by the outbreak of a contagious illness, such as the current COVID-19 pandemic. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains, customer activity and demand, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as considerable general concern and uncertainty, all of which have negatively affected the economic environment and may in the future have further and larger impacts. It is not possible to predict what additional measures and restrictions will be imposed by governmental authorities and the period in time during which those measures and restrictions will apply. Prolonged border closings and economic and supply chain disruptions could further materially affect the Company's financial results and operations. The COVID-19 pandemic could also further and significantly impact freight demand and commodity prices in connection with the ensuing economic downturn, supply shortages, trade disruption, temporary staff shortages and temporary closures of facilities in geographic locations more importantly impacted by the outbreak. The scope and severity of such disruptions and their impact on the Company's financial results and operations have been, and are expected to continue to be material.

Competition

The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers' flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.

48 CN | 2020 Annual Report

Management's Discussion and Analysis

Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins. Factors affecting the general market conditions for the Company's customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company's ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company's business, results of operations or financial position.

The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets.

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, or that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry in general, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities such as crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

While some exposures may be reduced by the Company's risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company's control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company's mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity, or reputation.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2020, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's results of operations, financial position or liquidity, in a particular quarter or fiscal year.

CN | 2020 Annual Report 49

Management's Discussion and Analysis

Labor negotiations

As at December 31, 2020, CN employed a total of 17,645 employees in Canada, of which 12,585, or 71%, were unionized employees and 6,736 employees in the U.S., of which 5,624, or 83%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits and related expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Canadian workforce

There are no material collective agreements in Canada that are open for negotiation at this time. The Company's collective agreements remain in effect until the bargaining process outlined under the *Canada Labour Code* has been exhausted.

U.S. workforce

As of February 1, 2021, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified. The agreements in place have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the *Railway Labor Act* have been exhausted.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE currently participate in, for collective agreements covering all non-operating and operating employees, with the exception of two employee groups working at PCD covering fewer than 35 employees. The next national bargaining round has commenced.

Regulation

In order to facilitate the continued movement of goods during the COVID-19 pandemic, regulatory agencies in the U.S. and Canada have issued waivers or exemptions to railway companies providing relief from the strict application of some regulations. These reliefs were provided to facilitate social distancing and compliance with other constraints associated with the COVID-19 pandemic that would prevent railways from complying with requirements in a manner consistent with existing provisions.

Economic regulation – Canada

The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency under the *Canada Transportation Act*, which provides rate and service remedies, including final offer arbitration, long-haul interswitching rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

No assurance can be given that any current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Economic regulation – U.S.

The Company's U.S. rail operations are subject to economic regulation by the STB. The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proceedings undertaken by the STB in a number of significant matters remain pending.

The *Passenger Rail Investment and Improvement Act of 2008* (PRIIA) required Amtrak and the Federal Railroad Administration (FRA) to jointly promulgate the PRIIA performance standards. The prior metrics were vacated and the arbitration provision in the statute was severed by the U.S. Court of Appeals for the District of Columbia. On November 16, 2020, the FRA adopted metrics for measuring performance. As part of PRIIA, U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet the performance standards under PRIIA and the STB is authorized to assess damages against the host railroad.

50 CN | 2020 Annual Report

Management's Discussion and Analysis

On August 8, 2019, the STB issued interim findings and guidance to National Railroad Passenger Corporation (Amtrak) and the Company regarding the terms and conditions for Amtrak's use of the Company's lines. The STB ordered Board-sponsored mediation, which was concluded in January 2020. This case remains pending at the STB.

On April 30, 2020, the STB adopted a final rule and policy statement relating to demurrage and proposed supplemental rules relating to demurrage invoices.

On June 23, 2020, the STB withdrew its proposal to change its existing methodology for determining the rail industry's cost of capital.

On August 3, 2020, the STB issued a final rule to adopt a streamlined approach for pleading market dominance in a case challenging the reasonableness of a railroad's rate. Several shipper associations have sought reconsideration.

On September 30, 2020, the STB requested public comment concerning a new proposed approach that could be used to consider whether to revoke existing commodity exemptions and instead subject those commodities to STB regulation.

On November 25, 2020, the STB announced that it is instituting a rulemaking on a proposal by five Class I railroads to modify the STB's rules to create a new, voluntary small rate case arbitration program.

On December 30, 2020, the STB instituted a rulemaking proceeding to consider a petition by three Class I railroads to change the Board's procedures for determining annually which Class I railroads are revenue adequate by examining the railroads in comparison to the performance of S&P 500 companies. The Board requested comments on the petition as well as responses to specific questions posed by the Board.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation – Canada

The Company's rail operations in Canada are subject to safety regulation by the Minister under the *Railway Safety Act* as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is also subject to additional regulatory oversight in Canada. The *Transportation of Dangerous Goods Act*, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan.

In 2014, Transport Canada's new *Grade Crossings Regulations* under the *Railway Safety Act* came into force, which establish specific standards for new grade crossings and requirements that existing crossings be upgraded to basic safety standards by November 2021, as well as safety related data that must be provided by railway companies on an annual basis. The Company has complied with the information requirements by providing road authorities with specific information respecting public grade crossings. The Company has also initiated the work required to have grade crossings on its network to meet the new standards. On January 4, 2021, Transport Canada informed the public that it intends to modify the Grade Crossings Regulations so that low-risk crossings do not need to meet all requirements. Transport Canada also intends to extend the November 2021 deadline by one year for high-risk grade crossings and by three years for all other crossings.

On April 26, 2017, the Minister initiated the review of the Railway Safety Act, which was initially scheduled for 2018, and a panel of three persons was appointed to proceed with the review. On May 31, 2018, the Minister tabled in the House of Commons the report of the three-person panel.

Transport Canada's new regulations aimed at lowering the risk of terrorism on the Canadian rail system, entitled *Transportation of Dangerous Goods by Rail Security Regulations*, were adopted on May 6, 2019 and are coming into force in sequence. The provisions under which rail carriers have to conduct security inspections of certain railway vehicles containing dangerous goods, report potential security threats and concerns to the Canadian Transport Emergency Centre, and employ a rail security coordinator came into force on August 6, 2019. The requirements that all rail carriers proactively engage in security planning processes and manage security risks, by introducing security awareness training for employees, security plans that include measures to address assessed risks, and security plan training for employees with duties related to the security plan or security sensitive dangerous goods came into force on June 1, 2020. CN is in compliance with these requirements.

On November 6, 2020, the Minister issued a new order restricting the speed of key trains carrying dangerous goods based on cold temperature conditions, instead of restricting their speed based on a winter date range as stated in the previously issued order on April 1, 2020. The maximum speed of the trains also depend on the safety measures implemented by railway companies to be detailed into a Winter Operation Risk Mitigation Plan and on the type of railway signal and traffic control systems present on the railway networks which take into account the substantial investments made to equip main line tracks with automated signaling technology, on which the vast majority of CN's traffic is handled. Considering that speed restrictions applicable to a single category of trains nevertheless affect the speed of all trains operating on a rail network, this revised approach will enable CN to maintain normal speed operations unless the conditions require speed restrictions in the interest of safety.

CN | 2020 Annual Report 51

Management's Discussion and Analysis

Bill C-49, which came into force on May 23, 2018, contains provisions that amend the *Railway Safety Act* to prohibit a railway company from operating railway equipment unless it is fitted with prescribed recording instruments and the prescribed information is recorded, collected and preserved. These changes are not yet in force as the Locomotive *Voice and Video Recorder Regulations* ("LVVR Regulations") detailing their conditions were published by Transport Canada on September 2, 2020 but will only come into force two years later on September 2, 2022. The LVVR Regulations require railway companies to procure and install LVVR equipment within two years of coming into force. The LVVR Regulations also set out the technical specifications of the equipment, deal with record keeping, provide for privacy protection and detail how railway companies can access the information on a random basis. LVVR technology will assist in preventing accidents and facilitate investigations to better understand the circumstances of accidents.

On December 20, 2018, the Minister issued an order requesting Canadian railway companies to revise the *Work/Rest Rules* under the *Railway Safety Act* to reflect the latest fatigue science and fatigue management practices and address a series of related elements. The draft rules proposed by the Canadian rail industry were filed with the Minister on September 11, 2020. On November 25, 2020, the Minister approved the new *Duty and Rest Period Rules for Operating Employees* subject to conditions which clarified some aspects of the Rules. The majority of the provisions applicable to CN will come into effect on May 25, 2023.

On October 6, 2020, Transport Canada issued new *Passenger Rail Security Regulations*, with their provisions coming into force in sequence. These regulations require passenger railway and host companies to effectively manage their security risks by implementing risk-based security practices, including security awareness training, security risk assessments, security plans and security inspections by July 6, 2021, the designation of a rail security coordinator and security incident reporting by October 6, 2021 and security plan training and security exercises by January 6, 2022.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation – U.S.

The Company's U.S. rail operations are subject to safety regulation by the FRA under the *Federal Railroad Safety Act* as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

On October 16, 2008, the U.S. Congress enacted the *Rail Safety Improvement Act of 2008*, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials of certain thresholds are transported. PTC is a collision avoidance technology designed to override locomotive controls and prevent train-to-train collisions, overspeed derailments, misaligned switch derailments, and unauthorized incursions onto established work zones. In 2019, CN initiated PTC revenue operation on its remaining subdivisions where PTC is required and began interoperability testing with tenant railroads. In 2020, the Company completed interoperability testing with tenant railroads that operate on the Company's PTC-equipped tracks pursuant to regulations. On June 29, 2020, CN submitted its Request for Amendment to the PTC Safety Plan. On November 18, 2020, CN submitted its Request for Amendment to its PTC Implementation Plan, as per FRA's request. On December 11, 2020, FRA approved CN's request and certified CN's PTC system. CN has completed the federal requirements to implement PTC by the deadline of December 31, 2020. Noncompliance with these or other laws and regulations may subject the Company to fines, penalties and/or service interruptions. PTC may result in reduced operational efficiency and service levels.

On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. Written plans must be submitted by August 2021. On April 10, 2020, the AAR sought reconsideration from the FRA on certain aspects of the final rule. On May 8, 2020, the FRA denied AAR's request for reconsideration of the implementation deadlines. On November 16, 2020, the FRA decided the remaining issues in the requests for reconsideration and agreed to reconsider provisions of the rules relating to whether contractors would be deemed directly affected employees.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

52 CN | 2020 Annual Report

Management's Discussion and Analysis

Regulation – Vessels

The Company's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency has authority to regulate air emissions from these vessels.

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:

- border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA;
- the CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program;
- regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic;
- inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada; and
- gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company's most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's results of operations, or its competitive and financial position.

Transportation of hazardous materials

As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position.

Economic conditions

The Company is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. For example, the volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company's fuel costs and surcharges. In addition, the volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

CN | 2020 Annual Report 53

Management's Discussion and Analysis

Pension funding volatility

The Company's funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled *Critical accounting estimates – Pensions and other postretirement benefits* for information relating to the funding of the Company's defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates as well as changes to existing federal pension legislation and regulation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company's results of operations.

In November 2019, the OSFI proposed revisions to its Instruction guide for the Preparation of Actuarial Reports for Defined Benefit Pension Plans ("Guide"). In November 2020, the OSFI issued its revised Guide and informed stakeholders that some of the proposed revisions to the Guide affecting solvency valuations have been postponed until further review is conducted. If those proposed revisions were to be adopted as originally issued, they would affect actuarial valuations by reducing the solvency status of the Company's defined benefit pension plans, and could negatively impact the Company's pension funding requirements.

There can be no assurance that the Company's pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Reliance on technology and related cybersecurity risk

The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other security and mitigation programs in place to protect its operations, information and technology assets, a cybersecurity attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties, leading to possible litigation and regulatory oversight. Security threats are evolving, and can come from nation states, organized criminals, hacktivists and others with malicious intent. A security incident could compromise corporate information and assets, as well as operations. If the Company is unable to restore service or to acquire or implement any needed new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company's results of operations, financial position or liquidity. The Company is investing to meet evolving network and data security expectations and regulations, in an effort to mitigate the impact a security incident might have on the Company's results of operations, financial position or liquidity. The final outcome of a potential security incident cannot be predicted with certainty, and therefore there can be no assurance that its resolution will not have a material adverse effect on the Company's reputation, goodwill, results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Trade restrictions

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S. or the cost associated therewith. Following the expiration of the Softwood Lumber Agreement (SLA) between Canada and the U.S., including the expiration of the one year moratorium period preventing the U.S. from launching any trade action against Canadian producers, on January 3, 2018, based on affirmative final determinations by both the U.S. Department of Commerce and the U.S. International Trade Commission, antidumping and countervailing duty orders were imposed on imports of Canadian softwood lumber to the U.S. and Canada responded to the imposition by the U.S. of antidumping and countervailing duties, in connection with lumber and other commodities, by filing a complaint with the World Trade Organization (WTO). On August 24, 2020, the WTO ruled that US duties on Canadian softwood lumber are inconsistent with the WTO obligations of the United States and on November 24, 2020, the US Department of Commerce concluded their first administrative review of Canadian lumber countervailing and antidumping duties, reducing the average rate of duties.

On November 30, 2018, the U.S., Canada and Mexico signed the United States-Mexico-Canada Agreement (USMCA), a new trade agreement to replace the North American Free Trade Agreement. All three countries have ratified the agreement which came into force on July 1, 2020.

It remains too early to assess the potential outcome of other ongoing various trade actions taken by governments and agencies. As such, there can be no assurance that trade actions will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Terrorism and international conflicts

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets. Government response to such events could adversely affect the Company's operations. Insurance premiums could also increase significantly or coverage could become unavailable.

54 CN | 2020 Annual Report

Management's Discussion and Analysis

Customer credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and/or business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity

Disruptions in financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company's liquidity and its access to capital at acceptable terms and rates.

Supplier concentration

The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company's suppliers to cease production or to experience capacity or supply shortages. The supply market could become further concentrated and could result in changes to the product or service offerings by suppliers. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company's rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company's ability to procure necessary equipment and materials. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company's results of operations or financial position.

Availability of qualified personnel

The Company may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and conductors, could negatively impact the Company's ability to meet demand for rail service. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company's efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company's results of operations or its financial position.

Fuel costs

The Company is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, as well as labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity.

Foreign exchange

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company's revenues and expenses.

Interest rates

The Company is exposed to interest rate risk relating to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company's financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company's results of operations or liquidity.

Transportation network disruptions

Due to the integrated nature of the North American freight transportation infrastructure, the Company's operations may be negatively affected by service disruptions of its own network, including illegal blockades, as well as of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of CN's network or one or more of these entities could have an adverse effect on the Company's results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company's connecting carriers could directly affect the Company's operations.

CN | 2020 Annual Report 55

Management's Discussion and Analysis

Severe weather

The Company's success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, droughts, fires, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Business interruptions resulting from severe weather could result in increased costs, increased liabilities and lower revenues, which could have a material adverse effect on the Company's results of operations, financial condition or liquidity.

Climate change

Climate change, including the impacts of global warming, has the potential physical risks of increasing the frequency of adverse weather events, which can disrupt the Company's operations and damage its infrastructure or properties. It could also affect the markets for, or the volume of, the goods the Company carries or otherwise have a material adverse effect on the Company's results of operations, financial position or liquidity. Government action or inaction to address climate change could also affect CN. The Company is currently subject to climate change and other emissions-related laws and regulations that have been proposed and, in some cases adopted, on the federal, provincial and state levels. While CN is continually focused on efficiency improvements and reducing its carbon footprint, cap and trade systems, carbon taxes, or other controls on emissions of greenhouse gasses imposed by various government bodies could increase the Company's capital and operating costs. The Company may not be able to offset such impacts, including, for example, through higher freight rates. Climate change legislation and regulation could also affect CN's customers; make it difficult for CN's customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

56 CN | 2020 Annual Report

Management's Discussion and Analysis

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2020, have concluded that the Company's disclosure controls and procedures were effective.

During the fourth quarter ended December 31, 2020, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As of December 31, 2020, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2020, and issued Management's Report on Internal Control over Financial Reporting dated February 1, 2021 to that effect.

CN | 2020 Annual Report 57

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2020.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2020 and has also expressed an unqualified audit opinion on the Company's 2020 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 1, 2021.

(s) Jean-Jacques Ruest
President and Chief Executive Officer

February 1, 2021

(s) Ghislain Houle
Executive Vice-President and Chief Financial Officer

February 1, 2021

58 CN | 2020 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Canadian National Railway Company:

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canadian National Railway Company (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 1, 2021 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in accounting principle

As discussed in Note 12 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842 *Leases*, using a modified retrospective adoption approach.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of income taxes

As discussed in Note 7 to the consolidated financial statements, the net deferred income tax liability was $8,271 million as of December 31, 2020 and income tax expense was $982 million for the year ended December 31, 2020. The Company operates in different tax jurisdictions which requires the Company to make significant judgments and estimates in relation to its tax positions.

We identified the evaluation of the net deferred income tax liability and income tax expense as a critical audit matter due to the magnitude of these tax balances and complexities in the evaluation of the application of the relevant tax regulations applicable to the Company. A high degree of auditor judgment was required in assessing certain of the Company's tax positions and balances.

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

CN | 2020 Annual Report 59

Report of Independent Registered Public Accounting Firm

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's reconciliation and analysis of its deferred income tax balances. We involved income tax and transfer pricing professionals with specialized skills and knowledge who assisted in: (1) assessing the Company's interpretation of the relevant tax regulations; (2) evaluating the Company's tax positions and transfer pricing arrangements; (3) analyzing the Company's deferred income tax balances by comparing prior year tax estimates to actual tax returns filed, and evaluating the Company's reconciliation of the deferred income tax balances to the underlying temporary differences.

Evaluation of capitalization of costs relating to track and railway infrastructure and depreciation related to properties

As discussed in Note 11 to the consolidated financial statements, capital additions were $2,863 million for the year ended December 31, 2020, of which $1,427 million related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance. As discussed in Note 1 to the consolidated financial statements, expenditures related to self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets. Depreciation expense relating to properties was $1,583 million for the year ended December 31, 2020. The Company performs comprehensive Canadian and U.S. depreciation studies on specific asset groups on a periodic basis, which require significant judgment. These studies incorporate numerous assumptions related to the remaining service lives and the U.S. studies involve a third-party specialist. The depreciation studies consider, among other factors, the analysis of historical retirement data, and the forecasting of asset life characteristics. Changes in estimated service lives can significantly impact the amount of depreciation expense.

We identified the evaluation of capitalization of costs relating to track and railway infrastructure and depreciation expense related to properties as a critical audit matter. The magnitude and complexities in self-constructed properties, as well as the judgments involved in determining whether the expenditure met the Company's pre-determined capitalization criteria required subjective auditor judgment. Further, there was a high degree of auditor judgment required in evaluating the estimated service lives of the respective asset classes.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's capital additions process, including controls related to the monitoring of budget versus actual costs on capital projects and the Company's assessment that the expenditures charged to projects meet the Company's pre-determined capitalization criteria. We also evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's depreciation expense process, including controls related to the Company's assessment of the Canadian and U.S. depreciation studies. For a sample of capital expenditure additions, we examined underlying documentation and assessed whether the expenditure met the Company's pre-determined capitalization criteria. The testing was performed at a disaggregated level by type of cost (including direct material, labor, and contracted services), and for rail, included comparisons to prior period per unit measures by region. We compared the data used in depreciation studies to underlying documentation for certain asset classes. To evaluate the reasonableness of significant assumptions used in determining the estimated service lives in the Company's Canadian and U.S. depreciation studies, we compared the Company's historical retirement patterns to the service lives used in the depreciation studies, and interviewed both the Company's personnel with specialized knowledge of the subject matter and, for certain asset classes, a third party specialist.

(s) KPMG LLP

We have served as the Company's auditor since 1992.

Montréal, Canada
February 1, 2021

60 CN | 2020 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Canadian National Railway Company:

Opinion on internal control over financial reporting

We have audited the Canadian National Railway Company's (the "Company") internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and our report dated February 1, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(s) KPMG LLP

Montréal, Canada
February 1, 2021

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

CN | 2020 Annual Report 61

Consolidated Statements of Income

In millions, except per share data *Year ended December 31,*		**2020**		2019		2018
Revenues *(Note 4)*	**$**	**13,819**	$	14,917	$	14,321
Operating expenses						
Labor and fringe benefits		**2,723**		2,922		2,860
Purchased services and material		**2,152**		2,267		1,971
Fuel		**1,152**		1,637		1,732
Depreciation and amortization *(Note 11)*		**1,589**		1,562		1,329
Equipment rents		**432**		444		467
Casualty and other		**508**		492		469
Loss on assets held for sale *(Note 5)*		**486**		—		—
Total operating expenses		**9,042**		9,324		8,828
Operating income		**4,777**		5,593		5,493
Interest expense		**(554)**		(538)		(489)
Other components of net periodic benefit income *(Note 17)*		**315**		321		302
Other income *(Note 6)*		**6**		53		376
Income before income taxes		**4,544**		5,429		5,682
Income tax expense *(Note 7)*		**(982)**		(1,213)		(1,354)
Net income	**$**	**3,562**	$	4,216	$	4,328
Earnings per share *(Note 8)*						
Basic	**$**	**5.01**	$	5.85	$	5.89
Diluted	**$**	**5.00**	$	5.83	$	5.87
Weighted-average number of shares *(Note 8)*						
Basic		**711.3**		720.1		734.5
Diluted		**713.0**		722.6		737.7

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In millions *Year ended December 31,*		**2020**		2019		2018
Net income	**$**	**3,562**	$	4,216	$	4,328
Other comprehensive income (loss) *(Note 20)*						
Net gain (loss) on foreign currency translation		**(82)**		(256)		403
Net change in pension and other postretirement benefit plans *(Note 17)*		**160**		(440)		(759)
Other comprehensive income (loss) before income taxes		**78**		(696)		(356)
Income tax recovery (expense)		**(67)**		62		291
Other comprehensive income (loss)		**11**		(634)		(65)
Comprehensive income	**$**	**3,573**	$	3,582	$	4,263

See accompanying notes to consolidated financial statements.

62 CN | 2020 Annual Report

Consolidated Balance Sheets

In millions	*December 31,*	**2020**	2019
Assets			
Current assets			
Cash and cash equivalents		**$ 569**	$ 64
Restricted cash and cash equivalents *(Note 15)*		**531**	524
Accounts receivable *(Note 9)*		**1,054**	1,213
Material and supplies		**583**	611
Other current assets *(Note 10)*		**365**	418
Total current assets		**3,102**	2,830
Properties *(Note 11)*		**40,069**	39,669
Operating lease right-of-use assets *(Note 12)*		**435**	520
Pension asset *(Note 17)*		**777**	336
Intangible assets, goodwill and other *(Note 13)*		**421**	429
Total assets		**$ 44,804**	$ 43,784
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and other *(Note 14)*		**$ 2,364**	$ 2,357
Current portion of long-term debt *(Note 15)*		**910**	1,930
Total current liabilities		**3,274**	4,287
Deferred income taxes *(Note 7)*		**8,271**	7,844
Other liabilities and deferred credits *(Note 16)*		**534**	634
Pension and other postretirement benefits *(Note 17)*		**767**	733
Long-term debt *(Note 15)*		**11,996**	11,866
Operating lease liabilities *(Note 12)*		**311**	379
Shareholders' equity			
Common shares *(Note 18)*		**3,698**	3,650
Common shares in Share Trusts *(Note 18)*		**(115)**	(163)
Additional paid-in capital		**379**	403
Accumulated other comprehensive loss *(Note 20)*		**(3,472)**	(3,483)
Retained earnings		**19,161**	17,634
Total shareholders' equity		**19,651**	18,041
Total liabilities and shareholders' equity		**$ 44,804**	$ 43,784

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(s) Robert Pace
Director

(s) Jean-Jacques Ruest
Director

CN | 2020 Annual Report 63

Consolidated Statements of Changes in Shareholders' Equity

In millions	Number of common shares Outstanding	Number of common shares Share Trusts	Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2017	742.6	2.0	$ 3,613	$ (168)	$ 434	$ (2,784)	$ 15,561	$ 16,656
Net income							4,328	4,328
Stock options exercised	1.7		120		(17)			103
Settlement of equity settled awards *(Note 18)*	0.4	(0.4)		31	(68)		(30)	(67)
Stock-based compensation expense and other					59		(2)	57
Repurchase of common shares *(Note 18)*	(19.0)		(99)				(1,901)	(2,000)
Share purchases by Share Trusts *(Note 18)*	(0.4)	0.4		(38)				(38)
Other comprehensive loss *(Note 20)*						(65)		(65)
Dividends ($1.82 per share)							(1,333)	(1,333)
Balance at December 31, 2018	725.3	2.0	3,634	(175)	408	(2,849)	16,623	17,641
Net income							4,216	4,216
Stock options exercised	1.1		89		(12)			77
Settlement of equity settled awards *(Note 18)*	0.5	(0.5)		45	(56)		(61)	(72)
Stock-based compensation expense and other					63		(2)	61
Repurchase of common shares *(Note 18)*	(14.3)		(73)				(1,627)	(1,700)
Share purchases by Share Trusts *(Note 18)*	(0.3)	0.3		(33)				(33)
Other comprehensive loss *(Note 20)*						(634)		(634)
Dividends ($2.15 per share)							(1,544)	(1,544)
Cumulative-effect adjustment from the adoption of ASU 2016-02 [(1)]							29	29
Balance at December 31, 2019	712.3	1.8	3,650	(163)	403	(3,483)	17,634	18,041
Net income							3,562	3,562
Stock options exercised	0.8		65		(9)			56
Settlement of equity settled awards *(Note 18)*	0.6	(0.6)		62	(82)		(37)	(57)
Stock-based compensation expense and other					67		(2)	65
Repurchase of common shares *(Note 18)*	(3.3)		(17)				(362)	(379)
Share purchases by Share Trusts *(Note 18)*	(0.1)	0.1		(14)				(14)
Other comprehensive income *(Note 20)*						11		11
Dividends ($2.30 per share)							(1,634)	(1,634)
Balance at December 31, 2020	**710.3**	**1.3**	**$ 3,698**	**$ (115)**	**$ 379**	**$ (3,472)**	**$ 19,161**	**$ 19,651**

(1) *The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information.*

See accompanying notes to consolidated financial statements.

64 CN | 2020 Annual Report

Consolidated Statements of Cash Flows

In millions Year ended December 31,	2020	2019	2018
Operating activities			
Net income	$ 3,562	$ 4,216	$ 4,328
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,589	1,562	1,329
Pension income and funding	(234)	(288)	(209)
Deferred income taxes *(Note 7)*	487	569	527
Loss on assets held for sale *(Note 5)*	486	–	–
Gain on disposal of property *(Note 6)*	–	–	(338)
Changes in operating assets and liabilities:			
Accounts receivable	158	(7)	(91)
Material and supplies	20	(60)	(120)
Accounts payable and other	(49)	(498)	379
Other current assets	–	5	14
Other operating activities, net	146	424	99
Net cash provided by operating activities	6,165	5,923	5,918
Investing activities			
Property additions	(2,863)	(3,865)	(3,531)
Acquisitions, net of cash acquired *(Note 3)*	(8)	(259)	–
Disposal of property *(Note 6)*	–	–	194
Other investing activities, net	(75)	(66)	(67)
Net cash used in investing activities	(2,946)	(4,190)	(3,404)
Financing activities			
Issuance of debt *(Note 15)*	1,789	1,653	3,268
Repayment of debt *(Note 15)*	(1,221)	(402)	(2,393)
Change in commercial paper, net *(Note 15)*	(1,273)	141	99
Settlement of foreign exchange forward contracts on debt	26	2	53
Issuance of common shares for stock options exercised *(Note 19)*	56	77	103
Withholding taxes remitted on the net settlement of equity settled awards *(Note 19)*	(48)	(61)	(51)
Repurchase of common shares *(Note 18)*	(379)	(1,700)	(2,000)
Purchase of common shares for settlement of equity settled awards	(9)	(11)	(16)
Purchase of common shares by Share Trusts *(Note 18)*	(14)	(33)	(38)
Dividends paid	(1,634)	(1,544)	(1,333)
Acquisition, additional cash consideration *(Note 3)*	–	(25)	–
Net cash used in financing activities	(2,707)	(1,903)	(2,308)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	–	(1)	–
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	512	(171)	206
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year	588	759	553
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$ 1,100	$ 588	$ 759
Cash and cash equivalents, end of year	$ 569	$ 64	$ 266
Restricted cash and cash equivalents, end of year	531	524	493
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$ 1,100	$ 588	$ 759
Supplemental cash flow information			
Interest paid	$ (551)	$ (521)	$ (488)
Income taxes paid *(Note 7)*	$ (353)	$ (822)	$ (776)

See accompanying notes to consolidated financial statements.

CN | 2020 Annual Report 65

Notes to the Consolidated Financial Statements

Contents

1	Summary of significant accounting policies	67
2	Recent accounting pronouncements	73
3	Business combinations	74
4	Revenues	75
5	Assets held for sale	76
6	Other income	76
7	Income taxes	77
8	Earnings per share	80
9	Accounts receivable	80
10	Other current assets	80
11	Properties	81
12	Leases	81
13	Intangible assets, goodwill and other	83
14	Accounts payable and other	83
15	Debt	84
16	Other liabilities and deferred credits	87
17	Pensions and other postretirement benefits	88
18	Share capital	95
19	Stock-based compensation	97
20	Accumulated other comprehensive loss	102
21	Major commitments and contingencies	103
22	Financial instruments	106
23	Segmented information	107
24	Subsequent events	108

66 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company", is engaged in the rail and related transportation business. CN spans Canada and the United States of America (U.S.), the only railroad connecting Canada's Eastern and Western coasts with the U.S. South. CN's freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts ("Share Trusts") as the Company funds the Share Trusts. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments for which fair value is not readily determinable are accounted for at cost minus impairment, plus or minus observable price changes.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to goodwill, intangible assets, identified assets and liabilities acquired in business combinations, income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues

Nature of services

The Company's revenues consist of freight revenues and other revenues. Freight revenues include revenue from the movement of freight over rail and are derived from the following seven commodity groups:

- Petroleum and chemicals, which includes chemicals and plastics, refined petroleum products, crude and condensate, and sulfur;
- Metals and minerals, which includes energy materials, metals, minerals, and iron ore;
- Forest products, which includes lumber, pulp, paper, and panels;
- Coal, which includes coal and petroleum coke;
- Grain and fertilizers, which includes Canadian regulated grain, Canadian commercial grain, U.S. grain, potash and other fertilizers;
- Intermodal, which includes rail and trucking services for domestic and international traffic; and
- Automotive, which includes finished vehicles and auto parts.

Freight revenues also comprise revenues for optional services beyond the basic movement of freight including asset use, switching, storage, and other services.

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

Revenue recognition

Revenues are recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services.

The Company accounts for contracts with customers when it has approval and commitment from both parties, each party's rights have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on relative standalone selling prices and recognizes revenue when, or as, performance obligations in the contract are satisfied.

Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

CN | 2020 Annual Report 67

Notes to the Consolidated Financial Statements

Freight revenues

Freight services are arranged through publicly-available tariffs or customer-specific agreements that establish the pricing, terms and conditions for freight services offered by the Company. For revenue recognition purposes, a contract for the movement of freight over rail exists when shipping instructions are sent by a customer and have been accepted by the Company in connection with the relevant tariff or customer-specific agreement.

Revenues for the movement of freight over rail are recognized over time due to the continuous transfer of control to the customer as freight moves from origin to destination. Progress towards completion of the performance obligation is measured based on the transit time of freight from origin to destination. The allocation of revenues between periods is based on the relative transit time in each period with expenses recorded as incurred. Revenues related to freight contracts that require the involvement of another rail carrier to move freight from origin to destination are reported on a net basis. Freight movements are completed over a short period of time and are generally completed before payment is due. Freight receivables are included in Accounts receivable on the Consolidated Balance Sheets.

The Company has no material contract assets associated with freight revenues.

Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets.

Revenues for optional services are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.

Freight contracts may be subject to variable consideration in the form of volume-based incentives, rebates, or other items, which affect the transaction price. Variable consideration is recognized as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration is accrued on the basis of management's best estimate of the expected amount, which is based on available historical, current and forecasted information.

Other revenues

Other revenues are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share

Basic earnings per share is calculated using the weighted-average number of basic shares outstanding during the period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes vested equity settled stock-based compensation awards other than stock options. Diluted earnings per share is calculated using the weighted-average number of diluted shares outstanding during the period, applying the treasury stock method. The weighted-average number of diluted shares outstanding includes the dilutive effects of common shares issuable upon exercise of outstanding stock options and nonvested equity settled awards.

Foreign currency

All of the Company's foreign subsidiaries use the US dollar as their functional currency. Accordingly, the foreign subsidiaries' assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).

The Company designates the US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated debt are included in Other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value.

68 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Restricted cash and cash equivalents

The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value.

Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for credit losses. The allowance for credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. When a receivable is deemed uncollectible, it is written off against the allowance for credit losses. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statements of Income.

Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are measured at weighted-average cost.

Assets held for sale

Assets that are classified as held for sale are measured at the lower of their carrying amount or fair value less expected selling costs ("estimated selling price") with a loss recognized to the extent that the carrying amount exceeds the estimated selling price. The classification is applicable at the date upon which the sale of assets is probable, and the assets are available for immediate sale in their present condition. The transfer of the assets must also be expected to qualify for recognition as a completed sale within the year following the date of classification.

Assets once classified as held for sale, are not subject to depreciation or amortization and both the assets and any liabilities directly associated with the assets held for sale are classified as current in the Company's Consolidated Balance Sheets.

Subsequent changes to the estimated selling price of assets held for sale are recorded as gains or losses to the Consolidated Statements of Income wherein the recognition of subsequent gains is limited to the cumulative loss previously recognized.

Properties

Capitalization of costs

The Company's railroad operations are highly capital intensive. The Company's properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company's Track and roadway properties, and Rolling stock. The Company's capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company's capital expenditures are for self-constructed properties, including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.

Expenditures are capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality or service capacity. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.

In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:

- *grading*: installation of road bed, retaining walls, and drainage structures;
- *rail and related track material*: installation of 39 or more continuous feet of rail;
- *ties*: installation of 5 or more ties per 39 feet; and
- *ballast*: installation of 171 cubic yards of ballast per mile.

For purchased assets, the Company capitalizes all costs necessary to make the assets ready for their intended use. For self-constructed properties, expenditures include direct material, labor, and contracted services, as well as other allocated costs. These allocated costs include, but are not limited to, project supervision, fringe benefits, maintenance on equipment used on projects as well as the cost of small tools and supplies. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed

CN | 2020 Annual Report 69

Notes to the Consolidated Financial Statements

thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.

For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its historical cost.

Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Expenditures relating to the Company's properties that do not meet the Company's capitalization criteria are expensed as incurred. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose service lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable asset classes, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's United States (U.S.) properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), factoring in the rail asset's usage to date. The annual composite depreciation rate for the rail asset is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.

Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.

Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its estimated historical cost and estimated related accumulated depreciation (net of salvage proceeds and dismantling costs), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The estimated historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.

In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.

For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

70 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Leases

The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases. The Company determines whether or not a contract contains a lease at inception. Leases with a term of twelve months or less are not recorded by the Company on the Consolidated Balance Sheets.

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Where the implicit interest rate is not determinable from the lease, the Company uses internal incremental borrowing rates by tenor and currency to initially measure leases in excess of twelve months on the Consolidated Balance Sheets. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company's lease contracts may contain termination, renewal, and/or purchase options, residual value guarantees, or a combination thereof, all of which are evaluated by the Company on a quarterly basis. The majority of renewal options available extend the lease term from one to five years. The Company accounts for such contract options when the Company is reasonably certain that it will exercise one of these options.

Lease contracts may contain lease and non-lease components that the Company generally accounts for separately, with the exception of the freight car asset category for which the Company has elected to not separate the lease and non-lease components.

Intangible assets

Intangible assets consist mainly of customer contracts and relationships acquired through business acquisitions. Intangible assets are generally amortized on a straight-line basis over their expected useful lives, ranging from 20 to 50 years. If a change in the estimated useful life of an intangible asset is determined, amortization is adjusted prospectively.

With respect to impairment, the Company tests the recoverability of its intangible assets held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, based on future undiscounted cash flows. If the carrying amount of an intangible asset is not recoverable and exceeds the fair value, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value.

Goodwill

The Company recognizes goodwill as the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition. The carrying amount of goodwill is not amortized; instead, it is tested for impairment annually as of the first day of the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than the carrying amount.

With respect to impairment, the Company may first assess certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, or proceed directly to a quantitative goodwill impairment test. Qualitative factors include but are not limited to, economic, market and industry conditions, cost factors and overall financial performance of the reporting unit, and events such as changes in management or customers. If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test must be performed. The quantitative impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, up to the value of goodwill. The Company defines the fair value of a reporting unit as the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants as of the impairment date. To determine the fair value of a reporting unit, the Company uses the discounted cash flow method using the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets.

Accounts receivable securitization

Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as secured borrowings.

CN | 2020 Annual Report 71

Notes to the Consolidated Financial Statements

Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost (income) includes the current service cost of pension benefits provided in exchange for employee service rendered during the year, which is recorded in Labor and fringe benefits expense. Net periodic benefit cost (income) also includes the following, which are recorded in Other components of net periodic benefit income (cost):

- the interest cost of pension obligations;
- the expected long-term return on pension fund assets;
- the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and
- the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Additional paid-in capital

Additional paid-in capital includes the stock-based compensation expense on equity settled awards and other items relating to equity settled awards. Upon the exercise of stock options, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares. Upon settlement of all other equity settled awards, the Company reclassifies from Additional paid-in capital to Retained Earnings the stock-based compensation expense and other items related to equity settled awards, up to the amount of the settlement cost. The excess, if any, of the settlement cost over the stock-based compensation expense is recorded in Retained Earnings.

Stock-based compensation

For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at the grant date. The grant date fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The grant date fair value of PSU-ROIC awards is determined using a lattice-based model incorporating a minimum share price condition and the grant date fair value of PSU-TSR awards is determined using a Monte Carlo simulation model. The grant date fair value of equity settled deferred share unit (DSU) awards is determined using the stock price at the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option-pricing model. For cash settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value determined at each period-end. The fair value of cash settled DSU awards is determined using their intrinsic value.

Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis. For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Environmental expenditures

Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

72 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value. The changes in fair value of derivative instruments not designated or not qualified as a hedge are recorded in Net income in the current period.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the FASB was adopted by the Company during the current year:

ASU 2016-13 Financial instruments - Credit losses (Topic 326): Measurement of credit losses on financial instruments

The ASU requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The new standard replaces the current incurred loss impairment methodology with one that reflects expected credit losses.

The Company adopted this standard in the first quarter of 2020 with an effective date of January 1, 2020. The adoption of this standard did not have an impact on the Company's Consolidated Financial Statements, other than the update to the Accounts receivable accounting policy in *Note 1 - Summary of significant accounting policies.*

The following recent ASU issued by FASB came into effect during the current year and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting

London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.

The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.

The provisions of the ASU are effective starting on March 12, 2020; however, they will only be available until December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company may apply the provisions of the ASU as of the beginning of a reporting period when the elections are made, or prospectively from the date within an interim period that includes or is subsequent to March 12, 2020. The Company currently has outstanding loans and finance lease obligations referencing LIBOR totaling approximately US$325 million that would be affected by the provisions of this ASU. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

The following recent ASU issued by FASB has an effective date after December 31, 2020 and has not been adopted by the Company:

ASU 2019-12 Income taxes (Topic 740): Simplifying the accounting for income taxes

The ASU adds new guidance to simplify accounting for income taxes, changes the accounting for certain income tax transactions and makes minor improvements to the codification. The ASU introduces new guidance that provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax, and provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. In addition, the ASU changes the current guidance by making an intraperiod allocation if there is a loss in continuing operations and gains outside of continuing operations; by determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting; by accounting for tax law changes and year-to-date losses in interim periods; and by determining how to apply the income tax guidance to franchise taxes and other taxes that are partially based on income.

The ASU is effective for annual and any interim period beginning after December 15, 2020. Early adoption is permitted.

The Company has evaluated the effects that the adoption of the ASU will have on its Consolidated Financial Statements and has concluded it will not have a significant impact.

Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN | 2020 Annual Report 73

Notes to the Consolidated Financial Statements

3 – Business combinations

2019

Acquisition of intermodal division of H&R Transport Limited

On December 2, 2019, the Company acquired the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R"). The acquisition positions CN to expand its presence in moving customer goods by offering more end-to-end rail supply chain solutions to a wider range of customers.

The Company's Consolidated Balance Sheets include the assets and liabilities of H&R as of December 2, 2019, the acquisition date. Since the acquisition date, H&R's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.

The total purchase price of $105 million included $95 million cash paid on the closing date and subsequent consideration of $10 million mostly related to funds withheld for the indemnification of claims, of which $2 million remains to be paid.

The following table summarizes the consideration transferred to acquire H&R, as well as the fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

In millions		December 2 2019
Consideration transferred		
Cash paid at closing	$	95
Subsequent consideration (1)		10
Fair value of total consideration transferred	$	105
Recognized amounts of identifiable assets acquired and liabilities assumed (2)		
Current assets	$	10
Non-current assets (3)		84
Non-current liabilities		(1)
Total identifiable net assets (4)	$	93
Goodwill (5)	$	12

(1) *Primarily comprised of funds withheld for the indemnification of claims, of which $2 million remains to be paid.*

(2) *As at the acquisition date, the purchase price was preliminary and subject to change over the measurement period, permitted to be up to one year from the acquisition date. The Company's purchase price allocation is now final.*

(3) *Includes identifiable intangible assets of $52 million.*

(4) *Includes operating lease right-of-use assets and liabilities.*

(5) *The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is deductible for tax purposes.*

Acquisition of the TransX Group of Companies

On March 20, 2019, the Company acquired the Manitoba-based TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions.

The Company's Consolidated Balance Sheets include the assets and liabilities of TransX as of March 20, 2019, the acquisition date. Since the acquisition date, TransX's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.

The total purchase price of $192 million included an initial cash payment of $170 million, additional consideration of $25 million, less an adjustment of $3 million in the fourth quarter of 2019 to reflect the settlement of working capital. The acquisition date fair value of the additional consideration, recorded as a contingent liability, was estimated based on the expected outcome of operational and financial targets, and remained unchanged since the acquisition date. The fair value measure was based on Level 3 inputs not observable in the market. On August 27, 2019, the additional consideration was paid.

74 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

The following table summarizes the consideration transferred to acquire TransX, as well as the fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

In millions		March 20 2019
Consideration transferred		
Cash paid at closing	$	170
Additional cash consideration and other [(1)]		22
Fair value of total consideration transferred	$	192
Recognized amounts of identifiable assets acquired and liabilities assumed [(2)]		
Current assets	$	85
Non-current assets [(3)]		260
Current liabilities		(134)
Non-current liabilities		(77)
Total identifiable net assets [(4)]	$	134
Goodwill [(5)]	$	58

(1) *Includes additional cash consideration paid of $25 million less an adjustment of $3 million to reflect the settlement of working capital.*

(2) *As at the acquisition date, the purchase price was preliminary and subject to change over the measurement period, permitted to be up to one year from the acquisition date. In the first quarter of 2020, based on updated information available to the Company, the fair value of net assets acquired was adjusted to reflect a net decrease to current and deferred income tax balances of $7 million, resulting in a decrease to Goodwill for the same amount. The Company's purchase price allocation is now final.*

(3) *Includes identifiable intangible assets of $34 million.*

(4) *Includes finance and operating lease right-of-use assets and liabilities.*

(5) *The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.*

4 – Revenues

The following table provides disaggregated information for revenues:

In millions	*Year ended December 31,*		**2020**		2019		2018
Freight revenues							
Petroleum and chemicals		**$**	**2,631**	$	3,052	$	2,660
Metals and minerals			**1,409**		1,643		1,689
Forest products			**1,700**		1,808		1,886
Coal			**527**		658		661
Grain and fertilizers			**2,609**		2,392		2,357
Intermodal			**3,751**		3,787		3,465
Automotive			**591**		858		830
Total freight revenues			**13,218**		14,198		13,548
Other revenues			**601**		719		773
Total revenues [(1) (2)]		**$**	**13,819**	$	14,917	$	14,321

(1) *As at December 31, 2020, the Company had remaining performance obligations related to freight in-transit, for which revenues of $101 million (2019 - $91 million) are expected to be recognized in the next period.*

(2) *See Note 23 - Segmented information for the disaggregation of revenues by geographic area.*

CN | 2020 Annual Report 75

Notes to the Consolidated Financial Statements

Contract liabilities

The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the years ended December 31, 2020, and 2019:

In millions		**2020**		2019
Beginning of year	**$**	**211**	$	3
Revenue recognized included in the beginning balance		**(16)**		(3)
Increase due to consideration received, net of revenue recognized		**5**		211
End of year	**$**	**200**	$	211
Current portion - End of year	**$**	**115**	$	50

5 – Assets held for sale

In the second quarter of 2020, the Company committed to a plan and is actively marketing for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated selling price. The carrying amount of assets held for sale of $90 million is included in Other current assets in the Consolidated Balance Sheet at December 31, 2020. The estimated selling price is based primarily on discounted cash flow projections. These projections are based on Level 3 inputs of the fair value hierarchy and reflect the Company's best estimate of market participants' pricing of the assets as well as the general condition of the assets. Had alternative significant Level 3 inputs been used to calculate the estimated selling price at December 31, 2020, the alternative calculation would not have been materially different. The significant assumptions in the valuation model include projected cash flows, discount rate and growth rate. As at December 31, 2020, the criteria for the classification of assets held for sale continued to be met and there was no change in the Company's carrying amount of assets held for sale.

6 – Other income

In millions	*Year ended December 31,*	**2020**		2019		2018
Gain on disposal of property	**$**	**—**	$	—	$	338
Gain on disposal of land		**11**		50		27
Other [(1)]		**(5)**		3		11
Total other income	**$**	**6**	$	53	$	376

(1) Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities. See Note 22 – Financial instruments for additional information.

Disposal of property

2018

Guelph

On November 15, 2018, the Company recorded a gain of $79 million ($70 million after-tax) in Other income upon transfer of control of a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the "Guelph"). The gain recognized in 2018 was previously deferred from a 2014 transaction at which time the Company did not transfer control.

Doney and St-Francois Spurs

On September 5, 2018, the Company completed the sale of property located in Montreal, Quebec (the "Doney and St-Francois Spurs") for cash proceeds of $40 million. The transaction resulted in a gain of $36 million ($32 million after-tax) that was recorded in Other income on that date.

76 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Central Station Railway Lease

On April 9, 2018, the Company completed the transfer of its finance lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the "Central Station Railway Lease"), for cash proceeds of $115 million. The transaction resulted in a gain of $184 million ($156 million after-tax) that was recorded in Other income on that date. The gain includes the difference between the net book value of the asset and the cash proceeds, the extinguishment of the finance lease obligation, and the recognition of a gain previously deferred from a sale-leaseback transaction.

Calgary Industrial Lead

On April 6, 2018, the Company completed the sale of land located in Calgary, Alberta, excluding the rail fixtures (the "Calgary Industrial Lead"), for cash proceeds of $39 million. The transaction resulted in a gain of $39 million ($34 million after-tax) that was recorded in Other income on that date.

7 – Income taxes

The Company's consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items in provincial, U.S. federal, state and other foreign jurisdictions, such as tax rates and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments, and lower corporate income tax rates on capital dispositions that may occur in any given year.

The enactment of the Tax Cuts and Jobs Act ("U.S. Tax Reform") in 2017 brought about significant tax law changes, which included a reduction to the U.S. federal corporate income tax rate from 35% to 21% and allowed the immediate capital expensing of new investments in certain qualified depreciable assets which will be phased down starting in year 2023. The U.S. Tax Reform also introduced the creation of a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Since the enactment of the U.S. Tax Reforms, U.S. authorities have issued various proposed and finalized regulations and guidance interpreting its provisions. These interpretations have been taken into account in calculating the Company's current year income tax provision and tax payments. The U.S. Tax Reform and these regulations are also expected to impact the Company's income tax provisions and tax payments in future years.

On March 27, 2020, the U.S. government enacted the *Coronavirus Aid, Relief, and Economic Security* (CARES) *Act*, a tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. The CARES Act corporate income tax measures allow for U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.

The following table provides a reconciliation of income tax expense:

In millions	*Year ended December 31,*	**2020**		2019		2018
Canadian statutory federal tax rate		**15%**		15%		15%
Income tax expense at the Canadian statutory federal tax rate	**$**	**682**	$	814	$	852
Income tax expense resulting from:						
Provincial and foreign income taxes (1)		**416**		551		535
Income tax adjustments due to rate enactments and tax law changes (2)		**(141)**		(112)		–
Gain on disposals (3)		**(1)**		(6)		(51)
Other (4)		**26**		(34)		18
Income tax expense	**$**	**982**	$	1,213	$	1,354
Net cash payments for income taxes	**$**	**353**	$	822	$	776

(1) Includes mainly the impact of Canadian provincial taxes and U.S. federal and state taxes.

(2) Includes income tax recoveries (current or deferred as appropriate) resulting from the enactment of provincial, U.S. federal, and state corporate income tax laws and/or rates.

(3) Relates to the permanent differences arising from lower capital gain tax rates on the gain on disposal of the Company's properties in Canada.

(4) Includes adjustments relating to the filing or resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, excess tax benefits, and other items.

CN | 2020 Annual Report 77

Notes to the Consolidated Financial Statements

The following table provides tax information on a domestic and foreign basis:

In millions	*Year ended December 31,*	**2020**	2019	2018
Income before income taxes				
Domestic		**$ 3,637**	$ 4,162	$ 4,400
Foreign		**907**	1,267	1,282
Total income before income taxes		**$ 4,544**	$ 5,429	$ 5,682
Current income tax expense (recovery)				
Domestic		**$ 616**	$ 608	$ 818
Foreign		**(121)**	36	9
Total current income tax expense		**$ 495**	$ 644	$ 827
Deferred income tax expense				
Domestic		**$ 389**	$ 423	$ 419
Foreign		**98**	146	108
Total deferred income tax expense		**$ 487**	$ 569	$ 527

The following table provides the significant components of deferred income tax assets and liabilities:

In millions	*December 31,*	**2020**	2019
Deferred income tax assets			
Pension liability		**$ 145**	$ 137
Lease liabilities		**126**	127
Net operating losses and tax credit carryforwards (1)		**70**	234
Personal injury and other claims		**68**	61
Other postretirement benefits liability		**59**	59
Compensation reserves		**41**	51
Other		**69**	69
Total deferred income tax assets		**$ 578**	$ 738
Deferred income tax liabilities			
Properties		**$ 8,321**	$ 8,222
Pension asset		**203**	88
Operating lease right-of-use assets		**118**	131
Unrealized foreign exchange gains		**45**	15
Other		**162**	126
Total deferred income tax liabilities		**$ 8,849**	$ 8,582
Total net deferred income tax liability		**$ 8,271**	$ 7,844
Total net deferred income tax liability			
Domestic		**$ 4,612**	$ 4,184
Foreign		**3,659**	3,660
Total net deferred income tax liability		**$ 8,271**	$ 7,844

(1) *As at December 31, 2020, the Company had net interest expense deduction carryforwards of $100 million which are available to offset future U.S. federal and state taxable income over an indefinite period. In addition, the Company had net operating loss carryforwards of $462 million for U.S. state tax purposes which are available to offset future U.S. state taxable income and are expiring between the years 2021 and 2040. The Company also had net operating loss carryforwards of $92 million for Canadian federal and provincial tax purposes, which are available to offset future Canadian federal and provincial taxable income and are expiring between the years 2031 and 2039.*

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2020, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.7 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible

78 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

differences. As at December 31, 2020, the Company has not recognized a deferred income tax asset of $259 million (2019 - $244 million) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The following table provides a reconciliation of unrecognized tax benefits on the Company's domestic and foreign tax positions:

In millions *Year ended December 31,*		**2020**		2019		2018
Gross unrecognized tax benefits at beginning of year	**$**	**62**	$	74	$	74
Increases for:						
Tax positions related to the current year		**17**		5		12
Tax positions related to prior years		**28**		—		2
Decreases for:						
Tax positions related to prior years		**(15)**		(17)		(13)
Settlements		**—**		—		(1)
Gross unrecognized tax benefits at end of year		**92**		62		74
Adjustments to reflect tax treaties and other arrangements		**(25)**		(2)		(5)
Net unrecognized tax benefits at end of year	**$**	**67**	$	60	$	69

As at December 31, 2020, the total amount of gross unrecognized tax benefits was $92 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2020 was $67 million. If recognized, $16 million of the net unrecognized tax benefits as at December 31, 2020 would affect the effective tax rate. The Company believes that it is reasonably possible that $15 million of the net unrecognized tax benefits as at December 31, 2020 related to Canadian federal and provincial income tax matters, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations, and will not affect the effective tax rate as they relate to temporary differences.

The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company's Consolidated Statements of Income. For the year ended December 31, 2020, the Company recognized accrued interest and penalties of $16 million (2019 - $1 million; 2018 - $3 million). As at December 31, 2020, the Company had accrued interest and penalties of $27 million (2019 - $11 million).

In Canada, the Company's federal and provincial income tax returns filed for the years 2014 to 2019 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2014 and 2015 are currently in progress and are expected to be completed during 2021. During 2020, the tax authorities proposed certain audit adjustments and as a result, the Company re-evaluated the relevant tax positions for all open years and recorded a $25 million deferred tax expense which is comprised of net unrecognized tax benefits and related interest charges. In the U.S., the federal income tax returns filed for the years 2013 to 2019 and the state income tax returns filed for the years 2016 to 2019 remain subject to examination by the taxation authorities. Examination of certain of the Company's state income tax returns are currently in progress. The Company does not anticipate any additional significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

CN | 2020 Annual Report 79

Notes to the Consolidated Financial Statements

8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	*Year ended December 31,*	2020		2019		2018
Net income	$	3,562	$	4,216	$	4,328
Weighted-average basic shares outstanding		711.3		720.1		734.5
Dilutive effect of stock-based compensation		1.7		2.5		3.2
Weighted-average diluted shares outstanding		713.0		722.6		737.7
Basic earnings per share	$	5.01	$	5.85	$	5.89
Diluted earnings per share	$	5.00	$	5.83	$	5.87
Units excluded from the calculation as their inclusion would not have a dilutive effect						
Stock options		0.7		0.5		0.6
Performance share units		0.3		0.2		0.3

9 – Accounts receivable

In millions	*December 31,*	2020		2019
Freight	$	869	$	1,008
Non-freight		211		233
Gross accounts receivable		1,080		1,241
Allowance for credit losses		(26)		(28)
Net accounts receivable	$	1,054	$	1,213

10 – Other current assets

In millions	*December 31,*	2020		2019
Prepaid expenses	$	148	$	142
Assets held for sale *(Note 5)*		90		–
Income taxes receivable		85		219
Other		42		57
Total other current assets	$	365	$	418

80 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

11 – Properties

In millions	Depreciation rate	December 31, 2020 Cost	Accumulated Depreciation	Net	December 31, 2019 Cost	Accumulated Depreciation	Net
Properties including finance leases							
Track and roadway [1] [2]	2 %	$ 39,805	$ 8,717	$ 31,088	$ 39,395	$ 8,502	$ 30,893
Rolling stock	5 %	7,665	2,986	4,679	7,538	2,941	4,597
Buildings	3 %	2,047	727	1,320	1,956	692	1,264
Information technology [3]	9 %	2,218	833	1,385	1,972	688	1,284
Other	5 %	2,777	1,180	1,597	2,720	1,089	1,631
Total properties including finance leases [4] [5]		$ 54,512	$ 14,443	$ 40,069	$ 53,581	$ 13,912	$ 39,669
Finance leases included in properties							
Track and roadway [6]		$ 406	$ 90	$ 316	$ 406	$ 85	$ 321
Rolling stock		61	3	58	87	2	85
Buildings		27	10	17	27	9	18
Other		107	21	86	128	18	110
Total finance leases included in properties		$ 601	$ 124	$ 477	$ 648	$ 114	$ 534

(1) *As at December 31, 2020, includes land of $2,316 million (2019 - $2,401 million).*

(2) *In 2020, the Company made an adjustment of $576 million for assets held for sale. See Note 5 – Assets held for sale for additional information.*

(3) *In 2020, the Company capitalized costs for internally developed software and related licenses of $205 million (2019 - $273 million).*

(4) *In 2020, property additions, net of finance leases, were $2,863 million (2019 - $3,865 million), of which $1,427 million (2019 - $1,489 million) related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance.*

(5) *In 2020, depreciation expense related to properties was $1,583 million (2019 - $1,559 million).*

(6) *As at December 31, 2020, includes right-of-way access of $106 million (2019 - $106 million).*

In the first quarter of 2019, the Company recognized an expense of $84 million related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system. The expense was recognized in Depreciation and amortization on the Consolidated Statements of Income.

12 – Leases

The Company adopted ASU 2016-02 Leases in the first quarter of 2019 with an effective date of January 1, 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information. As at January 1, 2019, the cumulative-effect adjustment to adopt the new standard increased the balance of Retained earnings by $29 million, relating to a deferred gain on a sale-leaseback transaction of a real estate property. The initial adoption transition adjustment to record right-of-use assets and lease liabilities for leases over twelve months on the Company's Consolidated Balance Sheet was $756 million to each balance. The initial adoption transition adjustment is comprised of finance and operating leases of $215 million and $541 million, respectively. New finance lease right-of-use assets and finance lease liabilities are a result of the reassessment of leases with purchase options that are reasonably certain to be exercised by the Company under the transition to Topic 842, previously accounted for as operating leases.

CN | 2020 Annual Report 81

Notes to the Consolidated Financial Statements

The following table provides the Company's lease costs for the year ended December 31, 2020 and 2019:

In millions	*Year ended December 31,*	**2020**	2019
Finance lease cost			
Amortization of right-of-use assets		**$ 12**	$ 11
Interest on lease liabilities		**3**	8
Total finance lease cost		**15**	19
Operating lease cost		**143**	171
Short-term lease cost		**42**	47
Variable lease cost [(1)]		**63**	63
Total lease cost [(2)]		**$ 263**	$ 300

(1) Mainly relates to leases of trucks for the Company's freight delivery service contracts.

(2) Includes lease costs from Purchased services and material and Equipment rents in the Consolidated Statements of Income.

Rental expense for operating leases for the year ended December 31, 2018 was $218 million.

The following table provides the Company's lease right-of-use assets and lease liabilities, and their classification on the Consolidated Balance Sheets as at December 31, 2020 and 2019:

In millions	**Classification**	*December 31,*	**2020**	2019
Lease right-of-use assets				
Finance leases	Properties		**$ 477**	$ 534
Operating leases	Operating lease right-of-use assets		**435**	520
Total lease right-of-use assets			**$ 912**	$ 1,054
Lease liabilities				
Current				
Finance leases	Current portion of long-term debt		**$ 70**	$ 59
Operating leases	Accounts payable and other		**107**	122
Noncurrent				
Finance leases	Long-term debt		**4**	75
Operating leases	Operating lease liabilities		**311**	379
Total lease liabilities			**$ 492**	$ 635

The following table provides the remaining lease terms and discount rates for the Company's leases as at December 31, 2020 and 2019:

	December 31,	**2020**	2019
Weighted-average remaining lease term *(years)*			
Finance leases		**0.8**	1.4
Operating leases		**6.8**	7.0
Weighted-average discount rate *(%)*			
Finance leases		**3.10**	3.21
Operating leases		**2.79**	3.12

The following table provides additional information for the Company's leases for the year ended December 31, 2020 and 2019:

In millions	*Year ended December 31,*	**2020**	2019
Cash paid for amounts included in the measurement of lease liabilities *($)*			
Operating cash outflows from operating leases		**142**	170
Operating cash outflows from finance leases		**3**	6
Financing cash outflows from finance leases		**59**	162
Right-of-use assets obtained in exchange for lease liabilities *($)*			
Operating lease		**53**	79
Finance lease		**—**	—

82 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

The following table provides the maturities of lease liabilities for the next five years and thereafter as at December 31, 2020:

In millions		Finance leases		Operating leases [(1)]
2021	$	71	$	118
2022		1		84
2023		—		61
2024		—		41
2025		—		35
2026 and thereafter		3		125
Total lease payments		75		464
Less: Imputed interest		1		46
Present value of lease payments	$	74	$	418

(1) Includes $70 million related to renewal options that are reasonably certain to be exercised.

13 – Intangible assets, goodwill and other

In millions	*December 31,*	**2020**		2019
Intangible assets	**$**	**145**	$	152
Investments [(1)]		**83**		84
Goodwill *(Note 3)*		**70**		77
Deferred costs		**64**		67
Long-term receivables		**37**		31
Other long-term assets		**22**		18
Total intangible assets, goodwill and other	**$**	**421**	$	429

(1) As at December 31, 2020, the Company had $56 million (2019 - $60 million) of investments accounted for under the equity method and $27 million (2019 - $24 million) of investments for which fair value was not readily determinable accounted for at cost minus impairment, plus or minus observable price changes.

14 – Accounts payable and other

In millions	*December 31,*	**2020**		2019
Trade payables	**$**	**780**	$	866
Payroll-related accruals		**349**		284
Accrued charges		**293**		318
Income and other taxes		**223**		202
Accrued interest		**162**		161
Contract liabilities *(Note 4)*		**115**		50
Personal injury and other claims provisions *(Note 21)*		**109**		91
Operating lease liabilities *(Note 12)*		**107**		122
Environmental provisions *(Note 21)*		**46**		38
Other postretirement benefits liability *(Note 17)*		**14**		15
Other		**166**		210
Total accounts payable and other	**$**	**2,364**	$	2,357

CN | 2020 Annual Report 83

Notes to the Consolidated Financial Statements

15 – Debt

In millions		Maturity		US dollar-denominated amount	December 31,	2020		2019
Notes and debentures (1)								
Canadian National series:								
2.40%	2-year notes (2)	Feb 3, 2020	US$	300	$	–	$	390
2.75%	7-year notes (2)	Feb 18, 2021				**250**		250
2.85%	10-year notes (2)	Dec 15, 2021	US$	400		**509**		520
2.25%	10-year notes (2)	Nov 15, 2022	US$	250		**318**		325
7.63%	30-year debentures	May 15, 2023	US$	150		**191**		195
2.95%	10-year notes (2)	Nov 21, 2024	US$	350		**445**		455
2.80%	10-year notes (2)	Sep 22, 2025				**350**		350
2.75%	10-year notes (2)	Mar 1, 2026	US$	500		**636**		649
6.90%	30-year notes (2)	Jul 15, 2028	US$	475		**604**		617
3.20%	10-year notes (2)	Jul 31, 2028				**350**		350
3.00%	10-year notes (2)	Feb 8, 2029				**350**		350
7.38%	30-year debentures (2)	Oct 15, 2031	US$	200		**255**		260
6.25%	30-year notes (2)	Aug 1, 2034	US$	500		**636**		649
6.20%	30-year notes (2)	Jun 1, 2036	US$	450		**573**		585
6.71%	Puttable Reset Securities PURS[SM] (2)	Jul 15, 2036	US$	250		**318**		325
6.38%	30-year debentures (2)	Nov 15, 2037	US$	300		**382**		390
3.50%	30-year notes (2)	Nov 15, 2042	US$	250		**318**		325
4.50%	30-year notes (2)	Nov 7, 2043	US$	250		**318**		325
3.95%	30-year notes (2)	Sep 22, 2045				**400**		400
3.20%	30-year notes (2)	Aug 2, 2046	US$	650		**827**		844
3.60%	30-year notes (2)	Aug 1, 2047				**500**		500
3.65%	30-year notes (2)	Feb 3, 2048	US$	600		**764**		779
3.60%	30-year notes (2)	Jul 31, 2048				**450**		450
4.45%	30-year notes (2)	Jan 20, 2049	US$	650		**827**		844
3.60%	30-year notes (2)	Feb 8, 2049				**450**		450
3.05%	30-year notes (2)	Feb 8, 2050				**450**		450
2.45%	30-year notes (2)	May 1, 2050	US$	600		**764**		–
4.00%	50-year notes (2)	Sep 22, 2065				**100**		100
Illinois Central series:								
7.70%	100-year debentures	Sep 15, 2096	US$	125		**159**		162
BC Rail series:								
Non-interest bearing 90-year subordinated notes (3)		Jul 14, 2094				**842**		842
Total notes and debentures						**13,336**		13,131
Other								
Commercial paper						**56**		1,277
Accounts receivable securitization						**–**		200
Finance leases						**74**		134
Equipment loans and other (4)						**402**		4
Total debt, gross						**13,868**		14,746
Net unamortized discount and debt issuance costs (3)						**(962)**		(950)
Total debt (5)						**12,906**		13,796
Less: Current portion of long-term debt						**910**		1,930
Total long-term debt					$	**11,996**	$	11,866

(1) The Company's notes and debentures are unsecured.

(2) The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(3) As at December 31, 2020, these notes were recorded as a discounted debt of $13 million (2019 - $12 million) using an imputed interest rate of 5.75% (2019 - 5.75%). The discount of $829 million (2019 - $830 million) is included in Net unamortized discount and debt issuance costs.

(4) Includes $368 million of equipment loan under the non-revolving credit facility and $34 million of other equipment loans payable monthly at a weighed average interest rate of 2.00%.

(5) See Note 22 - Financial instruments for the fair value of debt.

84 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Notes and debentures

For the year ended December 31, 2020, the Company issued and repaid the following:

- On May 1, 2020, issuance of US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million; and
- On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity.

For the year ended December 31, 2019, the Company issued the following:

- On November 1, 2019, issuance of $450 million 3.05% Notes due 2050 in the Canadian capital markets, which resulted in net proceeds of $443 million; and
- On February 8, 2019, issuance of $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, which resulted in total net proceeds of $790 million.

Revolving credit facilities

The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company's commercial paper programs. The Company's revolving credit facility of $2.0 billion consists of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. Subject to the consent of the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three years and five years of the respective tranches. The credit facility provides for borrowings at various benchmark interest rates, plus applicable margins, based on CN's debt credit ratings. In 2020, the Company borrowed $100 million and repaid $100 million on this facility. As at December 31, 2020 and 2019, the Company had no outstanding borrowings under this revolving credit facility.

On March 27, 2020, the Company entered into a $250 million one year revolving credit facility agreement. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various interest rates, plus a margin. On May 19, 2020, the Company entered into a supplement to the original agreement to increase the credit facility to $390 million. As at December 31, 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2020.

Both credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.

Non-revolving credit facility

The Company has a US$300 million, non-revolving term loan credit facility agreement for financing or refinancing the purchase of equipment, which was available to be drawn upon through March 31, 2020. On March 27, 2020, the Company entered into loan supplements to the original agreement for an additional principal amount of US$310 million, which is available to be drawn through March 31, 2021.Term loans made under this facility have a tenor of 20 years, bear interest at a variable rate, are repayable in equal quarterly instalments, are prepayable at any time without penalty, and are secured by rolling stock.

On February 3, 2020, the Company issued a US$300 million ($397 million) equipment loan under this facility and repaid US$11 million ($15 million) in 2020.

As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million), at an interest rate of 0.87% and had US$310 million available under this non-revolving term loan facility. As at December 31, 2019, the Company had no outstanding borrowings and had US$300 million available under this non-revolving term loan facility.

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that could be issued is $2.0 billion, or the US dollar equivalent, on a combined basis.

As at December 31, 2020 and 2019, the Company had total commercial paper borrowings of US$44 million ($56 million) and US$983 million ($1,277 million), respectively, at a weighted-average interest rate of 0.13% and 1.77%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

CN | 2020 Annual Report 85

Notes to the Consolidated Financial Statements

The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper:

In millions	Year ended December 31,	2020		2019		2018
Commercial paper with maturities less than 90 days						
Issuance	$	**5,315**	$	5,069	$	8,292
Repayment		**(6,076)**		(5,141)		(8,442)
Change in commercial paper with maturities less than 90 days, net	$	**(761)**	$	(72)	$	(150)
Commercial paper with maturities of 90 days or greater						
Issuance	$	**736**	$	2,115	$	1,135
Repayment		**(1,248)**		(1,902)		(886)
Change in commercial paper with maturities of 90 days or greater, net	$	**(512)**	$	213	$	249
Change in commercial paper, net	$	**(1,273)**	$	141	$	99

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On February 27, 2020, the Company extended the term of its agreement by two years to February 1, 2023.

As at December 31, 2020, the Company had no borrowings under the accounts receivable securitization program. As at December 31, 2019, the Company had borrowings under the accounts receivable securitization program of $200 million at a weighted-average interest rate of 1.90%, secured by and limited to $224 million of accounts receivable, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

The following table provides a summary of cash flows associated with the proceeds received and repayment of the accounts receivable securitization program:

In millions	Year ended December 31,	2020		2019		2018
Beginning of year	$	**200**	$	—	$	421
Proceeds received		**450**		420		530
Repayment		**(650)**		(220)		(950)
Foreign exchange		**—**		—		(1)
End of year	$	**—**	$	200	$	—

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On June 11, 2020, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2023. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.

As at December 31, 2020, the Company had outstanding letters of credit of $421 million (2019 - $424 million) under the committed facilities from a total available amount of $492 million (2019 - $459 million) and $165 million (2019 - $149 million) under the uncommitted facilities.

As at December 31, 2020, included in Restricted cash and cash equivalents was $424 million (2019 - $429 million) and $100 million (2019 - $90 million) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

86 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Debt maturities

The following table provides the debt maturities, excluding finance lease liabilities, as at December 31, 2020, for the next five years and thereafter:

In millions		**Debt** [1]
2021	$	840
2022		329
2023		203
2024		459
2025		364
2026 and thereafter		10,637
Total		12,832
Finance lease liabilities [2]		74
Total debt	**$**	**12,906**

(1) Presented net of unamortized discounts and debt issuance costs.

(2) See Note 12 - Leases for maturities of finance lease liabilities.

Amount of US dollar-denominated debt

In millions	*December 31,*		**2020**		2019
Notes and debentures		**US$**	**6,950**	US$	6,650
Commercial paper			**44**		983
Finance lease liabilities			**50**		74
Equipment loans and other			**314**		—
Total amount of US dollar-denominated debt in US$		**US$**	**7,358**	US$	7,707
Total amount of US dollar-denominated debt in C$		**$**	**9,363**	$	10,011

16 – Other liabilities and deferred credits

In millions	*December 31,*		**2020**		2019
Personal injury and other claims provisions *(Note 21)* [1]		**$**	**238**	$	261
Contract liabilities *(Note 4)* [1]			**85**		161
Stock-based compensation liability *(Note 19)*			**14**		16
Environmental provisions *(Note 21)* [1]			**13**		19
Deferred credits and other			**184**		177
Total other liabilities and deferred credits		**$**	**534**	$	634

(1) See Note 14 – Accounts payable and other for the related current portion.

CN | 2020 Annual Report 87

Notes to the Consolidated Financial Statements

17 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees, subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.

The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company's defined benefit plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Description of the CN Pension Plan

The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company's pension trust funds (which includes the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy

Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the *Pension Benefits Standards Act, 1985*, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2019 indicated a funding excess on a going concern basis of approximately $3.5 billion and a funding excess on a solvency basis of approximately $0.6 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the *Pension Benefit Standards Regulations, 1985*. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2020 will be performed in 2021. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.4 billion, while on a solvency basis a funding excess of approximately $0.5 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $135 million for all of the Company's pension plans in 2021. As at February 1, 2021 the Company had contributed $64 million to its defined benefit pension plans for 2021.

Plan assets

The assets of the Company's various Canadian defined benefit pension plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' pension benefit obligations. In 2020, the Policy was amended to implement a target asset allocation change to cash and short-term investments, and bonds and mortgages.

The CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plan, can also implement an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

88 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

The Company's 2020 Policy and actual asset allocation for the Company's pension plans based on fair value are as follows:

		Actual plan asset allocation	
	Policy	**2020**	2019
Cash and short-term investments	2 %	**3 %**	3 %
Bonds and mortgages	41 %	**37 %**	36 %
Emerging market debt	1.5 %	**2 %**	3 %
Private debt	1.5 %	**3 %**	3 %
Equities	35 %	**38 %**	37 %
Real estate	4 %	**2 %**	2 %
Oil and gas	7 %	**3 %**	5 %
Infrastructure	4 %	**3 %**	3 %
Absolute return	10 %	**10 %**	10 %
Alternative risk premia (1)	— %	**1 %**	1 %
Investment-related liabilities	(6)%	**(2)%**	(3)%
Total	100 %	**100 %**	100 %

(1) Asset class description has been changed from risk-factor allocation to alternative risk premia.

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company's pension plans consist mainly of the following:

- Cash and short-term investments consist of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term investments are mainly obligations issued by Canadian chartered banks and by Canadian governments.
- Bonds include bond instruments, issued or guaranteed by governments and non-government entities. As at December 31, 2020, 80% (2019 - 80%) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties. On an exposure basis, the Plan's Policy for bonds and mortgages is 46%. This comprises a 41% allocation mainly to government and corporate bonds and a 5% allocation to derivative financial instruments related to bond exposure.
- Emerging market debt consists of units of co-mingled funds or in separate accounts managed by external managers whose mandate is to invest in debt instruments of emerging market countries.
- Private debt includes participations in private debt funds focused on generating steady yields.
- Equity investments include publicly traded securities diversified by industry sector, country and issuer and investments in mainly energy related private equity funds. As at December 31, 2020, the most significant allocation to an individual issuer of a publicly traded security was 3% (2019 - 1%) and the most significant allocation to an industry sector was 17% (2019 - 12%). On an exposure basis, the Plan's Policy for equities is 40%. This comprises a 35% allocation to equities and a 5% allocation to derivative financial instruments related to equity exposure.
- Real estate is a diversified portfolio of Canadian land and commercial properties and investments in real estate private equity funds.
- Oil and gas investments include petroleum and natural gas properties and listed and non-listed securities of oil and gas companies.
- Infrastructure investments include participations in private infrastructure funds, term loans and notes of infrastructure companies.
- Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short strategies within multi-strategy, fixed income, global macro funds and growth insurance. Managers are monitored on a continuous basis through investment and operational due diligence.
- Alternative risk premia investments are a portfolio of units of externally managed funds and internally managed strategies on a risk-adjusted basis.
- Investment-related liabilities reflect a certain level of financing associated with securities sold under repurchase agreements and other assets.

CN | 2020 Annual Report 89

Notes to the Consolidated Financial Statements

The plans' Investment Manager monitors market events and risk exposures to foreign currencies, interest rates, market risks, credit risks and liquidity risks daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the adjusted or hedged amount, the plans were 60% exposed to the Canadian dollar, 23% to the US dollar, 8% to European currencies, 2% to the Japanese Yen and 7% to various other currencies as at December 31, 2020. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the interest-bearing assets and liabilities of the plans. Derivatives are contractual agreements whose value is derived from interest rates, foreign currencies, commodities or equities, among other fluctuating inputs and factors. They may include forwards, futures, options, and swaps. Derivatives are included in the investment asset classes based on their underlying exposure and are used from time to time to synthetically replace any investment activity that would otherwise be accomplished through a direct investment in any investment asset class. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage counterparty credit risk, established policies require dealing with counterparties considered to be of high credit quality. Adequate liquidity is maintained to cover cash flows by monitoring factors such as fair value, collateral pledged and received, repurchase agreements and securities lending agreements.

Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company's main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company's results of operations.

90 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

The following tables present the fair value of plan assets by asset class as at December 31, 2020 and 2019:

	Fair value measurements at December 31, 2020				
In millions	**Total**	**Level 1**	**Level 2**	**Level 3**	**NAV**
Cash and short-term investments [1]	$ 594	$ 41	$ 553	$ —	$ —
Bonds [2]					
Canada, U.S. and supranational	642	—	642	—	—
Provinces of Canada and municipalities	5,103	—	5,103	—	—
Corporate	1,472	—	1,472	—	—
Emerging market debt [3]	406	—	406	—	—
Mortgages [4]	21	—	21	—	—
Private debt [5]	575	—	—	—	575
Public equities [6]					
Canadian	555	555	—	—	—
U.S.	3,249	3,214	35	—	—
International	3,477	3,477	—	—	—
Private equities [7]	303	—	—	—	303
Real estate [8]	381	—	—	279	102
Oil and gas [9]	649	128	17	504	—
Infrastructure [10]	571	—	65	—	506
Absolute return funds [11]					
Multi-strategy	1,032	—	—	—	1,032
Fixed income	68	—	—	—	68
Global macro	697	—	—	—	697
Growth insurance	92	92	—	—	—
Alternative risk premia [12]	191	—	—	—	191
Total investments [13]	**$ 20,078**	**$ 7,507**	**$ 8,314**	**$ 783**	**$ 3,474**
Investment-related liabilities [14]	(441)				
Other [15]	86				
Total plan assets	**$ 19,723**				

	Fair value measurements at December 31, 2019				
In millions	Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments [1]	$ 502	$ 92	$ 410	$ —	$ —
Bonds [2]					
Canada, U.S. and supranational	771	—	771	—	—
Provinces of Canada and municipalities	4,503	—	4,503	—	—
Corporate	1,347	—	1,347	—	—
Emerging market debt [3]	500	—	500	—	—
Mortgages [4]	52	—	52	—	—
Private debt [5]	481	—	—	—	481
Public equities [6]					
Canadian	338	338	—	—	—
U.S.	3,265	3,234	31	—	—
International	3,006	3,006	—	—	—
Private equities [7]	215	—	—	—	215
Real estate [8]	435	—	—	329	106
Oil and gas [9]	901	177	17	707	—
Infrastructure [10]	619	—	66	—	553
Absolute return funds [11]					
Multi-strategy	1,083	—	—	—	1,083
Fixed income	175	—	—	—	175
Global macro	490	—	—	—	490
Growth Insurance	17	17	—	—	—
Alternative risk premia [12]	288	—	—	—	288
Total investments [13]	$ 18,988	$ 6,864	$ 7,697	$ 1,036	$ 3,391
Investment-related liabilities [14]	(565)				
Other [15]	1				
Total plan assets	$ 18,424				

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.

Footnotes to the tables follow on the next page.

CN | 2020 Annual Report 91

Notes to the Consolidated Financial Statements

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

	Fair value measurements based on significant unobservable inputs (Level 3)		
In millions	Real estate [8]	Oil and gas [9]	Total
Balance at December 31, 2018	$ 321	$ 728	$ 1,049
Actual return relating to assets still held at the reporting date	13	7	20
Purchases	3	—	3
Sales	(1)	—	(1)
Disbursements	(7)	(28)	(35)
Balance at December 31, 2019	329	707	1,036
Actual return relating to assets still held at the reporting date	(54)	(188)	(242)
Purchases	6	—	6
Sales	(1)	—	(1)
Disbursements	(1)	(15)	(16)
Balance at December 31, 2020	**$ 279**	**$ 504**	**$ 783**

(1) Cash and short-term investments with related accrued interest are valued at cost, which approximates fair value, and are categorized as Level 1 and Level 2 respectively.

(2) Bonds are valued using mid-market prices obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments.

(3) Emerging market debt funds are valued based on the net asset value which is readily available and published by each fund's independent administrator.

(4) Mortgages are valued based on the present value of future net cash flows using current market yields for comparable instruments.

(5) Private debt investments are valued based on the net asset value as reported by each fund's manager, generally based on the present value of future net cash flows using current market yields for comparable instruments.

(6) The fair value of public equity investments is based on quoted prices in active markets for identical assets.

(7) Private equity investments are valued based on the net asset value as reported by each fund's manager, generally using discounted cash flow analysis or earnings multiples.

(8) The fair value of real estate investments categorized as Level 3 includes immoveable properties. Land is valued based on the fair value of comparable assets, and income producing properties are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of all immoveable properties are performed triennially on a rotational basis. The fair value of real estate investments categorized as NAV consists mainly of investments in real estate private equity funds and is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(9) Oil and gas investments categorized as Level 1 are valued based on quoted prices in active markets. Oil and gas participations traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments in oil and gas categorized as Level 3 consist of operating oil and gas properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. Estimated future net cash flows are based on forecasted oil and gas prices and projected annual production and costs.

(10) The fair value of infrastructure investments categorized as Level 2 is based on the present value of future cash flows using current market yields for comparable instruments. The fair value of infrastructure funds categorized as NAV is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(11) Absolute return investments are valued using the net asset value as reported by each fund's independent administrator. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days.

(12) Alternative risk premia investments are valued using the net asset value as reported by each fund's independent administrator or fund manager. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(13) Derivative financial instruments, which are included in total investments, are valued using quoted market prices when available and are categorized as Level 1, or based on valuation techniques using market data, when quoted market prices are not available and are categorized as Level 2. Derivatives are included in the investment asset categories based on their underlying exposure.

(14) Investment-related liabilities include securities sold under repurchase agreements. The securities sold under repurchase agreement do not meet the conditions to remove from the assets and are therefore maintained on the books with an offsetting liability recorded to represent the financing nature of this transaction. These agreements are recorded at cost, which together with accrued interest approximates fair value due to their short-term nature.

(15) Other consists of operating assets of $262 million (2019 - $108 million) and liabilities of $176 million (2019 - $107 million) required to administer the Trusts' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

92 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Obligations and funded status for defined benefit pension and other postretirement benefit plans

In millions *Year ended December 31,*		Pensions 2020		2019		Other postretirement benefits 2020		2019
Change in benefit obligation								
Projected benefit obligation at beginning of year	**$**	**18,609**	$	17,275	**$**	**227**	$	247
Amendments		**—**		—		**—**		—
Interest cost		**532**		596		**6**		8
Actuarial loss (gain) on projected benefit obligation [(1)]		**1,208**		1,611		**9**		(9)
Current service cost		**175**		143		**2**		2
Plan participants' contributions		**59**		64				—
Foreign currency changes		**(7)**		(15)		**—**		(3)
Benefit payments, settlements and transfers		**(1,077)**		(1,065)		**(16)**		(18)
Projected benefit obligation at the end of the year [(2)]	**$**	**19,499**	$	18,609	**$**	**228**	$	227
Component representing future salary increases		**(271)**		(253)		**—**		—
Accumulated benefit obligation at end of year	**$**	**19,228**	$	18,356	**$**	**228**	$	227
Change in plan assets								
Fair value of plan assets at beginning of year	**$**	**18,424**	$	17,244	**$**	**—**	$	—
Employer contributions		**93**		105		**—**		—
Plan participants' contributions		**59**		64		**—**		—
Foreign currency changes		**(6)**		(11)		**—**		—
Actual return on plan assets		**2,230**		2,087		**—**		—
Benefit payments, settlements and transfers		**(1,077)**		(1,065)		**—**		—
Fair value of plan assets at end of year [(2)]	**$**	**19,723**	$	18,424	**$**	**—**	$	—
Funded status - Excess (deficiency) of fair value of plan assets over projected benefit obligation at end of year	**$**	**224**	$	(185)	**$**	**(228)**	$	(227)

(1) Substantially all of the pensions' actuarial loss for the year ended December 31, 2020 and actuarial loss for the year ended December 31, 2019 is the result of the change in the end of year discount rate of the current year versus the prior year (55 basis points decrease for 2020 and 67 basis points decrease for 2019).

(2) For the CN Pension Plan, as at December 31, 2020, the projected benefit obligation was $18,075 million (2019 - $17,252 million) and the fair value of plan assets was $18,774 million (2019 - $17,523 million). The measurement date of all plans is December 31.

Amounts recognized in the Consolidated Balance Sheets

In millions *December 31,*		Pensions 2020		2019		Other postretirement benefits 2020		2019
Noncurrent assets - Pension asset	**$**	**777**	$	336	**$**	**—**	$	—
Current liabilities *(Note 14)*		**—**		—		**(14)**		(15)
Noncurrent liabilities - Pension and other postretirement benefits		**(553)**		(521)		**(214)**		(212)
Total amount recognized	**$**	**224**	$	(185)	**$**	**(228)**	$	(227)

Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions *December 31,*		Pensions 2020		2019		Other postretirement benefits 2020		2019
Net actuarial gain (loss)	**$**	**(4,165)**	$	(4,336)	**$**	**—**	$	14
Prior service credit (cost)	**$**	**—**	$	(3)	**$**	**4**	$	4

CN | 2020 Annual Report 93

Notes to the Consolidated Financial Statements

Information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets

In millions	*December 31,*	Pensions 2020	2019
Accumulated benefit obligation [1]		$ 724	$ 676
Fair value of plan assets [1]		$ 242	$ 225

(1) All of the Company's other postretirement benefit pension plans have an accumulated benefit obligation in excess of plan assets.

Information for defined benefit pension plans with a projected benefit obligation in excess of plan assets

In millions	*December 31,*	Pensions 2020	2019
Projected benefit obligation		$ 900	$ 843
Fair value of plan assets		$ 347	$ 322

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

In millions *Year ended December 31,*	Pensions 2020	Pensions 2019	Pensions 2018	Other postretirement benefits 2020	Other postretirement benefits 2019	Other postretirement benefits 2018
Current service cost	$ 175	$ 143	$ 170	$ 2	$ 2	$ 2
Other components of net periodic benefit cost (income)						
Interest cost	532	596	568	6	8	9
Settlement loss	2	5	3	—	—	—
Expected return on plan assets	(1,095)	(1,085)	(1,083)	—	—	—
Amortization of prior service cost	3	3	3	—	—	—
Amortization of net actuarial loss (gain)	242	155	200	(5)	(3)	(2)
Total Other components of net periodic benefit cost (income)	$ (316)	$ (326)	$ (309)	$ 1	$ 5	$ 7
Net periodic benefit cost (income)	$ (141)	$ (183)	$ (139)	$ 3	$ 7	$ 9

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

December 31,	Pensions 2020	Pensions 2019	Pensions 2018	Other postretirement benefits 2020	Other postretirement benefits 2019	Other postretirement benefits 2018
To determine projected benefit obligation						
Discount rate [1]	2.55 %	3.10 %	3.77 %	2.53 %	3.14 %	4.00 %
Rate of compensation increase [2]	2.75 %	2.75 %	2.75 %	2.75 %	2.75 %	2.75 %
To determine net periodic benefit cost (income)						
Rate to determine current service cost [3]	3.20 %	3.93 %	3.68 %	3.35 %	4.25 %	3.83 %
Rate to determine interest cost [3]	2.86 %	3.47 %	3.15 %	2.84 %	3.68 %	3.23 %
Rate of compensation increase [2]	2.75 %	2.75 %	2.75 %	2.75 %	2.75 %	2.75 %
Expected return on plan assets [4]	7.00 %	7.00 %	7.00 %	N/A	N/A	N/A

(1) The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year.

(2) The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.

(3) The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity.

(4) The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. For 2020, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2021, the Company will decrease the expected long-term rate of return on plan assets by 25 basis points to 6.75% to reflect management's current view of long-term investment returns.

94 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Expected future benefit payments

The following table provides the expected benefit payments for pensions and other postretirement benefits for the next five years and the subsequent five-year period:

In millions		Pensions		Other postretirement benefits
2021	$	1,066	$	14
2022	$	1,059	$	14
2023	$	1,054	$	13
2024	$	1,046	$	12
2025	$	1,040	$	12
Years 2026 to 2030	$	5,070	$	55

Defined contribution and other plans

The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including a Section 401(k) savings plan for U.S. based employees. The Company's contributions under these plans were expensed as incurred and, in 2020, amounted to $22 million (2019 - $23 million; 2018 - $22 million).

Contributions to multi-employer plan

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which provides certain postretirement health care benefits to certain retirees. The Company's contributions under this plan were expensed as incurred and amounted to $10 million in 2020 (2019 - $12 million; 2018 - $13 million). The annual contribution rate for the plan was $153.43 per month per active employee for 2020 (2019 - $164.12). The plan covered 388 retirees in 2020 (2019 - 445 retirees).

18 – Share capital

Authorized capital stock

The authorized capital stock of the Company is as follows:

- Unlimited number of Common Shares, without par value
- Unlimited number of Class A Preferred Shares, without par value, issuable in series
- Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares

In millions	*December 31,*	**2020**	2019	2018
Issued common shares		**711.6**	714.1	727.3
Common shares in Share Trusts		**(1.3)**	(1.8)	(2.0)
Outstanding common shares		**710.3**	712.3	725.3

Repurchase of common shares

The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company may repurchase up to 16.0 million common shares between February 1, 2020 and January 31, 2021 under its NCIB. As at December 31, 2020, the Company had repurchased 2.0 million common shares under this NCIB.

The Company paused its share repurchases at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic.

CN | 2020 Annual Report 95

Notes to the Consolidated Financial Statements

The following table provides the information related to the share repurchases for the years ended December 31, 2020, 2019 and 2018:

In millions, except per share data	*Year ended December 31,*	**2020**		2019		2018
Number of common shares repurchased		**3.3**		14.3		19.0
Weighted-average price per share (1)	**$**	**116.97**	$	118.70	$	104.99
Amount of repurchase (1)	**$**	**379**	$	1,700	$	2,000

(1) *Includes brokerage fees.*

See *Note 24 - Subsequent events* for information on the Company's new NCIB.

Share Trusts

The Company's Share Trusts purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and, beginning in 2019, the Employee Share Investment Plans (ESIP) (see *Note 19 – Stock-based compensation*). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to the participants of the Share Units Plan or the ESIP. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company's employee tax withholding obligations under the Share Units Plan.

The following table provides the information related to the share purchases and settlements by Share Trusts under the Share Units Plan and the ESIP for the years ended December 31, 2020, 2019 and 2018:

In millions, except per share data	*Year ended December 31,*	**2020**		2019		2018
Share purchases by Share Units Plan Share Trusts						
Number of common shares		**–**		–		0.4
Weighted-average price per share	**$**	**–**	$	–	$	104.87
Amount of purchase	**$**	**–**	$	–	$	38
Share purchases by ESIP Share Trusts						
Number of common shares		**0.1**		0.3		N/A
Weighted-average price per share	**$**	**123.03**	$	118.83		N/A
Amount of purchase	**$**	**14**	$	33		N/A
Total purchases	**$**	**14**	$	33	$	38

In millions, except per share data	*Year ended December 31,*	**2020**		2019		2018
Share settlements by Share Units Plan Share Trusts						
Number of common shares		**0.4**		0.5		0.4
Weighted-average price per share	**$**	**88.23**	$	88.23	$	84.53
Amount of settlement	**$**	**35**	$	45	$	31
Share settlements by ESIP Share Trusts						
Number of common shares		**0.2**		–		N/A
Weighted-average price per share	**$**	**118.04**	$	–		N/A
Amount of settlements	**$**	**27**	$	–		N/A
Total settlements	**$**	**62**	$	45	$	31

96 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

19 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.

The following table provides the stock-based compensation expense for awards under all plans, as well as the related tax benefit and excess tax benefit recognized in income, for the years ended December 31, 2020, 2019 and 2018:

In millions	*Year ended December 31,*	**2020**		2019		2018
Share Units Plan	**$**	**28**	$	26	$	38
Voluntary Incentive Deferral Plan (VIDP)		**4**		4		—
Stock option awards		**11**		12		12
Employee Share Investment Plan (ESIP)		**21**		15		40
Total stock-based compensation expense	**$**	**64**	$	57	$	90
Income tax impacts of stock-based compensation						
Tax benefit recognized in income	**$**	**14**	$	12	$	21
Excess tax benefit recognized in income	**$**	**16**	$	23	$	13

Share Units Plan

The objective of the Share Units Plan is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards.

PSU-ROIC awards settle depending on the level of attainment of a target return on invested capital (ROIC) performance condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the performance condition results in a performance factor that ranges from 0% to 200%. Settlement is also conditional upon the attainment of a minimum share price market condition, calculated using the average of the last three months of the plan period.

PSU-TSR awards settle depending on the level of attainment of a target total shareholder return (TSR) market condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the market condition results in a performance factor that ranges from 0% to 200% depending on the Company's TSR relative to a Class I Railways peer group and the S&P/TSX 60 companies.

PSUs are settled in common shares of the Company, subject to the attainment of their respective performance and market conditions, by way of disbursement from the Share Trusts (see *Note 18 – Share capital*). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance factor, less shares withheld to satisfy the participant's withholding tax requirement.

For the 2018 grant, the level of ROIC attained resulted in a performance factor of 111%, and the level of TSR attained resulted in a performance factor of 99% for the plan period ended December 31, 2020. The total fair value of the equity settled PSU awards that vested in 2020 was $27 million (2019 - $45 million; 2018 - $42 million). As the respective performance and market conditions under each award were met as at December 31, 2020, a settlement of approximately 0.2 million shares, net of withholding taxes, is expected to occur in the first quarter of 2021.

CN | 2020 Annual Report 97

Notes to the Consolidated Financial Statements

The following table provides a summary of the activity related to PSU awards:

	PSU-ROIC [1]		PSU-TSR [2]	
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		*In millions*	
Outstanding at December 31, 2019	1.0	$ 58.35	0.3	$ 112.08
Granted	0.3	$ 73.92	0.1	$ 153.00
Settled [3]	(0.4)	$ 53.19	(0.1)	$ 103.36
Forfeited	—	$ 64.80	—	$ 129.51
Outstanding at December 31, 2020	**0.9**	**$ 65.06**	**0.3**	**$ 131.57**
Nonvested at December 31, 2019	0.6	$ 61.29	0.2	$ 117.04
Granted	0.3	$ 73.92	0.1	$ 153.00
Vested [4]	(0.3)	$ 50.77	(0.1)	$ 104.58
Forfeited	—	$ 64.80	—	$ 129.51
Nonvested at December 31, 2020	**0.6**	**$ 72.22**	**0.2**	**$ 142.37**

(1) *The grant date fair value of equity settled PSUs-ROIC granted in 2020 of $20 million is calculated using a lattice-based valuation model. As at December 31, 2020, total unrecognized compensation cost related to all outstanding awards was $12 million and is expected to be recognized over a weighted-average period of 1.6 years.*

(2) *The grant date fair value of equity settled PSUs-TSR granted in 2020 of $21 million is calculated using a Monte Carlo simulation model. As at December 31, 2020, total unrecognized compensation cost related to all outstanding awards was $13 million and is expected to be recognized over a weighted-average period of 1.7 years.*

(3) *Equity settled PSUs-ROIC granted in 2017 met the minimum share price condition for settlement and attained a performance factor of 169%. Equity settled PSUs-TSR granted in 2017 attained a performance factor of 100%. In the first quarter of 2020, these awards were settled, net of the remittance of the participants' withholding tax obligation of $41 million, by way of disbursement from the Share Trusts of 0.4 million common shares.*

(4) *These awards are expected to be settled in the first quarter of 2021.*

The following table provides assumptions related to the the fair values of PSU awards, and the weighted-average grant date fair values for units granted in 2020 , 2019 and 2018:

Year of grant	**2020**	2019	2018
Assumptions			
Stock price *($)* [1]	**125.82**	110.41	97.77
Expected stock price volatility *(%)* [2]	**17**	17	18
Expected term *(years)* [3]	**3.0**	3.0	3.0
Risk-free interest rate *(%)* [4]	**1.40**	1.75	1.92
Dividend rate *($)* [5]	**2.30**	2.15	1.82
Weighted-average grant date fair value *($)*			
ROIC	**73.92**	70.76	50.77
TSR	**153.00**	128.20	104.58

(1) *Represents the closing share price on the grant date.*

(2) *Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.*

(3) *Represents the period of time that awards are expected to be outstanding.*

(4) *Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.*

(5) *Based on the annualized dividend rate.*

98 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Voluntary Incentive Deferral Plan

The Company's Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment in deferred share units (DSU) up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established at the time of deferral. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines.

Equity settled awards

DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant's withholding tax requirement.

Cash settled awards

The value of each participant's DSUs is payable in cash at the time of cessation of employment.

Stock price volatility

The Company's liability for the cash settled VIDP is marked-to-market at each period-end and varies with the Company's share price. Fluctuations in the Company's share price cause volatility to stock-based compensation expense as recorded in Net income. The Company does not currently hold any derivative financial instruments to manage this exposure.

The following table provides a summary of the activity related to DSU awards:

	Equity settled DSUs (1)		Cash settled DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		*In millions*
Outstanding at December 31, 2019	0.7	$ 81.91	0.1
Granted	—	$ 124.14	—
Settled (3)	(0.1)	$ 80.39	—
Outstanding at December 31, 2020 (4)	**0.6**	**$ 83.47**	**0.1**

(1) The grant date fair value of equity settled DSUs granted is calculated using the Company's stock price on the grant date. As at December 31, 2020, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $76 million.

(2) The fair value of cash settled DSUs as at December 31, 2020 is based on the intrinsic value. As at December 31, 2020, the liability for all cash settled DSUs was $14 million (2019 - $16 million). The closing stock price used to determine the liability was $139.94. The total fair value of cash settled DSU awards vested in 2020, 2019 and 2018 was $nil.

(3) For the year ended December 31, 2020 the shares purchased for the settlement of equity settled DSUs were net of the remittance of the participants' withholding tax obligation of $7 million.

(4) The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

CN | 2020 Annual Report 99

Notes to the Consolidated Financial Statements

Stock option awards

The Company's stock option plan allows for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the grant date. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment for options granted prior to 2020, and five years for options granted in 2020. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2020, 14.3 million common shares remained authorized for future issuances under these plans.

During the year ended December 31, 2020, the Company granted 0.7 million (2019 - 0.9 million; 2018 - 1.1 million) stock options.

The following table provides the activity of stock option awards during 2020, and for options outstanding and exercisable at December 31, 2020, the weighted-average exercise price:

	Options outstanding		Nonvested options	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average grant date fair value
	In millions		In millions	
Outstanding at December 31, 2019 [1]	3.8	$ 86.89	2.1	$ 15.00
Granted [2]	0.7	$ 126.13	0.7	$ 19.09
Forfeited/Cancelled	(0.1)	$ 106.84	(0.1)	$ 16.46
Exercised [3]	(0.8)	$ 70.05	N/A	N/A
Vested [4]	N/A	N/A	(0.8)	$ 13.99
Outstanding at December 31, 2020 [1]	**3.6**	**$ 97.15**	**1.9**	**$ 17.04**
Exercisable at December 31, 2020 [1]	**1.7**	**$ 82.42**	**N/A**	**N/A**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) The grant date fair value of options granted in 2020 of $14 million ($19.09 per option) is calculated using the Black-Scholes option-pricing model. As at December 31, 2020, total unrecognized compensation cost related to all outstanding awards was $10 million and is expected to be recognized over a weighted-average period of 3.1 years.

(3) The total intrinsic value of options exercised in 2020 was $47 million (2019 - $53 million; 2018 - $78 million). The cash received upon exercise of options in 2020 was $56 million (2019 - $77 million; 2018 - $103 million) and the related excess tax benefit realized in 2020 was $2 million (2019 - $3 million; 2018 - $3 million).

(4) The grant date fair value of options vested in 2020 was $12 million (2019 - $12 million; 2018 - $12 million).

The following table provides the number of stock options outstanding and exercisable as at December 31, 2020 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2020 at the Company's closing stock price of $139.94.

	Options outstanding				Options exercisable		
	Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
Range of exercise prices	In millions			In millions	In millions		In millions
$ 34.45 - $ 85.00	0.8	3.8	$ 66.17	$ 60	0.8	$ 66.17	$ 60
$ 85.01 - $ 95.00	0.7	5.9	$ 89.92	33	0.4	$ 89.55	22
$ 95.01 - $ 105.00	0.6	7.1	$ 98.60	25	0.3	$ 98.60	11
$ 105.01 - $ 115.00	0.7	8.1	$ 108.37	23	0.2	$ 108.94	6
$ 115.01 - $ 137.36	0.8	9.1	$ 123.01	14	—	$ 118.41	1
Balance at December 31, 2020 [1]	**3.6**	**6.7**	**$ 97.15**	**$ 155**	**1.7**	**$ 82.42**	**$ 100**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. The weighted-average years to expiration of exercisable stock options was 5.3 years.

100 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

The following table provides assumptions related to the fair values of stock option awards, and the weighted-average grant date fair values for units granted in 2020, 2019, and 2018:

Year of grant	**2020**	2019	2018
Assumptions			
Grant price *($)*	**126.13**	110.94	98.05
Expected stock price volatility *(%)* (1)	**19**	18	18
Expected term *(years)* (2)	**5.7**	5.5	5.5
Risk-free interest rate *(%)* (3)	**1.26**	1.75	2.08
Dividend rate *($)* (4)	**2.30**	2.15	1.82
Weighted-average grant date fair value *($)*	**19.09**	16.34	15.34

(1) Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(2) Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.

(3) Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(4) Based on the annualized dividend rate.

ESIP

The Company has an ESIP giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

Company contributions to the ESIP, which consist of shares purchased on the open market, are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Company contributions to the ESIP are held in Share Trusts until vesting, at which time shares are delivered to the employee.

The following table provides a summary of the activity related to the ESIP:

	ESIP	
	Number of shares	Weighted-average share price
	In millions	
Unvested contributions, December 31, 2019	0.3	$ 118.83
Company contributions (1)	0.2	$ 121.12
Vested (2)	(0.2)	$ 118.71
Forfeited	(0.1)	$ 118.53
Unvested contributions, December 31, 2020 (3)	**0.2**	**$ 122.07**

(1) In light of the uncertain and unprecedented economic environment, Company contributions were temporarily suspended between May 25, 2020 and October 1, 2020.

(2) The total fair value of units purchased with Company contributions that vested in 2020 was $27 million (2019 - $nil).

(3) As at December 31, 2020, total unrecognized compensation cost related to all outstanding units was $8 million and is expected to be recognized over the next 12 months.

The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company's contributions for the years ended December 31, 2020, 2019 and 2018:

Year ended December 31,	**2020**	2019	2018
Number of participants holding shares	**20,270**	21,674	22,185
Total number of ESIP shares purchased on behalf of employees *(millions)*	**1.1**	1.5	1.8

CN | 2020 Annual Report 101

Notes to the Consolidated Financial Statements

20 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax	Income tax recovery (expense) [(1)]	Total net of tax
Balance at December 31, 2017	$ (444)	$ (3,122)	$ (3,566)	$ 782	$ (2,784)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange gain on translation of net investment in foreign operations	1,038		1,038	–	1,038
Foreign exchange loss on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	(635)		(635)	86	(549)
Actuarial loss arising during the year		(969)	(969)	262	(707)
Prior service credit arising during the year		6	6	(2)	4
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		198	198 (2)	(54) (3)	144
Amortization of prior service costs		3	3 (2)	– (3)	3
Settlement loss arising during the year		3	3 (2)	(1) (3)	2
Other comprehensive income (loss)	403	(759)	(356)	291	(65)
Balance at December 31, 2018	(41)	(3,881)	(3,922)	1,073	(2,849)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange loss on translation of net investment in foreign operations	(636)		(636)	–	(636)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	380		380	(52)	328
Actuarial loss arising during the year		(600)	(600)	155	(445)
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		152	152 (2)	(39) (3)	113
Amortization of prior service costs		3	3 (2)	(1) (3)	2
Settlement loss arising during the year		5	5 (2)	(1) (3)	4
Other comprehensive income (loss)	(256)	(440)	(696)	62	(634)
Balance at December 31, 2019	(297)	(4,321)	(4,618)	1,135	(3,483)
Other comprehensive income (loss) before reclassifications:					
Foreign exchange loss on translation of net investment in foreign operations	(269)		(269)	–	(269)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations	187		187	(24)	163
Actuarial loss arising during the year		(82)	(82)	22	(60)
Amounts reclassified from Accumulated other comprehensive loss:					
Amortization of net actuarial loss		237	237 (2)	(64) (3)	173
Amortization of prior service costs		3	3 (2)	(1) (3)	2
Settlement loss arising during the year		2	2 (2)	– (3)	2
Other comprehensive income (loss)	(82)	160	78	(67)	11
Balance at December 31, 2020	**$ (379)**	**$ (4,161)**	**$ (4,540)**	**$ 1,068**	**$ (3,472)**

(1) *The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.*

(2) *Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 17 - Pensions and other postretirement benefits.*

(3) *Included in Income tax expense in the Consolidated Statements of Income.*

102 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

21 – Major commitments and contingencies

Purchase commitments

As at December 31, 2020, the Company had fixed and variable commitments to purchase rail, wheels, information technology services and licenses, engineering services, locomotives, railroad ties, rail cars, as well as other equipment and services with a total estimated cost of $1,324 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2020, 2019 and 2018 the Company recorded a decrease of $13 million and $7 million, and an increase of $4 million, respectively, to its provision for personal injuries in Canada as a result of actuarial valuations for employee injury claims.

As at December 31, 2020, 2019 and 2018, the Company's provision for personal injury and other claims in Canada was as follows:

In millions		**2020**		2019		2018
Beginning of year	**$**	**207**	$	207	$	183
Accruals and other		**31**		29		52
Payments		**(32)**		(29)		(28)
End of year	**$**	**206**	$	207	$	207
Current portion - End of year	**$**	**68**	$	55	$	60

United States

Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the *Federal Employers' Liability Act* (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

In 2020, the Company recorded a decrease of $10 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2020 actuarial valuation. In 2019 and 2018, actuarial valuations resulted in an increase of $2 million and $13 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to third-party claims, non-occupational disease claims and occupational disease claims reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused

CN | 2020 Annual Report 103

Notes to the Consolidated Financial Statements

on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

As at December 31, 2020, 2019 and 2018, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions		**2020**		2019		2018
Beginning of year	**$**	**145**	$	139	$	116
Accruals and other		**28**		44		41
Payments		**(29)**		(31)		(28)
Foreign exchange		**(3)**		(7)		10
End of year	**$**	**141**	$	145	$	139
Current portion - End of year	**$**	**41**	$	36	$	37

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2020, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters

The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

104 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

As at December 31, 2020, 2019 and 2018, the Company's provision for specific environmental sites was as follows:

In millions		**2020**		2019		2018
Beginning of year	**$**	**57**	$	61	$	78
Accruals and other		**44**		31		16
Payments		**(42)**		(34)		(34)
Foreign exchange		**—**		(1)		1
End of year	**$**	**59**	$	57	$	61
Current portion - End of year	**$**	**46**	$	38	$	39

The Company anticipates that the majority of the liability at December 31, 2020 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

- the lack of specific technical information available with respect to many sites;
- the absence of any government authority, third-party orders, or claims with respect to particular sites;
- the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
- the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2020 amounted to $25 million (2019 - $25 million; 2018 - $22 million). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations, waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2020 amounted to $20 million (2019 - $25 million; 2018 - $19 million).

Guarantees and indemnifications

In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

CN | 2020 Annual Report 105

Notes to the Consolidated Financial Statements

As at December 31, 2020, the Company had outstanding letters of credit of $421 million (2019 - $424 million) under the committed bilateral letter of credit facilities and $165 million (2019 - $149 million) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $168 million (2019 - $169 million), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.

As at December 31, 2020, the maximum potential liability under these guarantee instruments was $754 million (2019 - $742 million), of which $688 million (2019 - $681 million) related to other employee benefit liabilities and workers' compensation and $66 million (2019 - $61 million) related to other liabilities. The guarantee instruments expire at various dates between 2021 and 2025.

As at December 31, 2020, the Company had not recorded a liability with respect to guarantees as the Company did not expect to make any payments under its guarantees.

General indemnifications

In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2020, the Company had not recorded a liability with respect to any indemnifications.

22 – Financial instruments

Risk management

In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar.

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2020, the Company had outstanding foreign exchange forward contracts with a notional value of US$397 million (2019 - US$1,088 million). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the year ended December 31, 2020, the Company recorded a loss of $3 million (2019 - loss of $75 million; 2018 - gain of $157 million) related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2020, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $18 million, respectively (2019 - $nil and $24 million, respectively).

Interest rate risk

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.

To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk.

106 CN | 2020 Annual Report

Notes to the Consolidated Financial Statements

Fair value of financial instruments

The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:

- Level 1: Inputs are quoted prices for identical instruments in active markets
- Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
- Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities. The fair value of assets held for sale, included in Other current assets is classified as Level 3. Additional disclosures are provided in *Note 5 – Assets held for sale.*

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2020, the Company's debt, excluding finance leases, had a carrying amount of $12,832 million (2019 - $13,662 million) and a fair value of $16,046 million (2019 - $15,667 million).

23 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by the Company's management, including its chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN's network.

The Company's strategic initiatives, which drive its operational direction, are developed and managed centrally by management and are communicated to its regional activity centers (the Western Region and Eastern Region). The Company's management is responsible for, among others, CN's marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by the Company's management, as the regions' management of throughput and control of direct costs does not serve as the platform for the Company's decision-making process. Approximately 95% of the Company's freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:

- each region's sole business activity is the transportation of freight over the Company's extensive rail network;
- the regions service national accounts that extend over the Company's various commodity groups and across its rail network;
- the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and
- the Company and its subsidiaries, not its regions, are subject to regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2020, 2019, and 2018, no major customer accounted for more than 10% of total revenues and the largest freight customer represented approximately 3% of total annual freight revenues.

CN | 2020 Annual Report 107

Notes to the Consolidated Financial Statements

The following tables provide information by geographic area:

In millions	*Year ended December 31,*	**2020**		2019		2018
Revenues						
Canada	**$**	**9,588**	$	10,167	$	9,610
U.S.		**4,231**		4,750		4,711
Total revenues	**$**	**13,819**	$	14,917	$	14,321
Net income						
Canada	**$**	**2,632**	$	3,131	$	3,163
U.S.		**930**		1,085		1,165
Total net income	**$**	**3,562**	$	4,216	$	4,328

In millions	*December 31,*	**2020**		2019
Properties				
Canada	**$**	**22,235**	$	21,482
U.S.		**17,834**		18,187
Total properties	**$**	**40,069**	$	39,669

24 – Subsequent events

Normal course issuer bid

On January 26, 2021, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 14 million common shares between February 1, 2021 and January 31, 2022. The Company expects to resume its share repurchases in the first quarter of 2021 under the new NCIB.

Notes and debentures

On January 18, 2021, as a result of lower prevailing interest rates and pursuant to an early repayment option within the Company's fixed rate debt agreements, the Company repaid in full the seven-year 2.75% Notes due February 18, 2021. The payment consisted of $250 million of principal plus $3 million of accrued interest.

108 CN | 2020 Annual Report

Additional copies of this report are available from:

CN Public Affairs
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Telephone: 1-888-888-5909
Email: contact@cn.ca

La version française du présent rapport est disponible à l'adresse suivante :

Affaires publiques du CN
935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Téléphone : 1 888 888-5909
Courriel : contact@cn.ca



FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C102810

30%

PERMANENT

TCF

BIO GAS ENERGY

This report has been printed on 30% post-consumer recycled content.

PHOTO ABOVE:
Anwar Azzahir, Conductor
Toronto, ON

BACK COVER PHOTO:
Ryan Trithardt, Conductor
Surrey, BC

935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 cn.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	March 23, 2021	By:	/s/ Sean Finn
			Name:	Sean Finn
			Title:	Executive Vice-President Corporate Services and Chief Legal Officer